Form 10KSB, Exhibit 13
period 1996-12-31
REINHOLD INDUSTRIES INC/DE/
filed 1997-03-17
CIK 862255

REINHOLD INDUSTRIES, INC.
                               1996 ANNUAL REPORT

TO OUR STOCKHOLDERS


KEENE CORPORATION'S PLAN OF REORGANIZATION As previously reported, Keene Corporation's Fourth Amended Plan of Reorganization went effective on July 31, 1996. Under that plan, Reinhold Industries, Inc., Keene's subsidiary, was merged up and into Keene with the surviving company being re-named Reinhold Industries, Inc. New stock was issued in Reinhold's name to existing Keene stockholders.
         Also under the plan, a Creditor's Trust was established for the benefit of asbestos-related claimants and was awarded 51% of the equity in Reinhold. Reinhold, in turn, received the benefit of a permanent channeling injunction, one feature of which is judicial protection in the form of indemnification for any costs related to asbestos matters that occur subsequent to the Effective Date of July 31, 1996.

THE REINHOLD MISSION The business objective of Reinhold is to identify or develop niche market opportunities where metals replacement with advanced composites makes sense.
         Reinhold manufactures products made from advanced composites. Advanced composites are fiber reinforced resin matrices. We use advanced composites to replace metals - where light weight, corrosion resistance or the need to form complex shapes inexpensively are required.
         Today,   Reinhold  uses  the  unique  qualities   offered  by  advanced
composites to manufacture graphite composite commercial aircraft seatback structures and molded composite in-ground lighting housings. Our Aerospace/Defense Business Unit manufactures ablative composite components used in solid propellant rockets. Ablative composites absorb heat and are used to produce exit cones, nozzles and motor case insulation for rockets such as the Pegasus satellite launch rocket.

PERFORMANCE Net sales for 1996 increased 18% over 1995, from $11.1 million to $13.1 million, reflecting increased sales of aircraft seatback components. Gross profit grew from 15.5% in 1995 to 23.2% in 1996 because of the greater absorption of overhead that resulted from the increase in sales.
         Selling and general and administrative expenses dropped from $3.6 million and 32% of sales in 1995 to $3.0 million and 23.1% in 1996. The principal reasons for the improvement were lower head count and the absence of any need to add to our reserve for bad debts, savings that were partially offset by higher costs for public compliance.

ACQUISITIONS Reinhold acquired the capital stock of Reynolds & Taylor, Inc. in 1992. In 1994, we purchased essentially all of the assets of CompositAir. In 1996, sales derived from these acquired companies represented approximately $7.7 million or 57.8% of total sales.
         It is expected that a portion of Reinhold's future growth will result from acquiring other companies. Our acquisition strategy is to identify companies that have capitalized on a niche where advanced composites are being successfully employed, or companies that manufacture products which would be improved by changing from metal to advanced composites.

OUTLOOK The bankruptcy, with its attendant ills, is now behind us. The possibility for future growth appears positive for all business units.
         We are focused on expanding our business by developing new markets and increasing our market share where we already have a niche. We took a step toward this goal in 1996 with our CompositAir Business Unit. We secured a new customer for our composite seatbacks in Europe. In 1996 composite seatback sales increased almost 50% over 1995. We expect this positive trend to continue in 1997 as a result of an upturn in commercial aircraft production and increasing acceptance of advanced composites for seatback design. We now hold a 20% share of the total market.
         To meet the anticipated increase in sales of aircraft seatbacks, we have signed a lease and will move into a more efficient facility in Camarillo in the first quarter of 1997. The laminating and curing operations will be performed there. As previously reported, we have consolidated the numerically controlled machining, bonding, finishing, inspection, and shipping functions in our Santa Fe Springs facility.
         Two major new customers were added to our Commercial Lighting Products Business Unit in 1996 and are a major reason for our projected increase of more than 50% in sales of these products in 1997.
         Because of reduced spending by the government for military purposes, we foresee lower sales through 1998 for the Aerospace/Defense segment of our business.
         On balance, we are optimistic that 1997 will be an improvement over 1996.


/s/Michael T. Furry
Michael T. Furry
President and Chief Executive Officer
February 28, 1997


Reinhold Industries, Inc.
Selected Financial Data

                                                                      1996        1995         1994        1993          1992
-----------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS (in thousands)
Net sales                                                     $     13,120      11,122       14,824      11,612        13,193
Gross profit                                                  $      3,046       1,728        4,579       4,123         4,448
Operating profit (loss)                                       $         17      (1,832)       1,628         904         1,538
Interest income, net                                          $      1,159       2,202        2,108       6,282         8,289
Corporate expenses                                            $          -           -            -       4,686         6,100
Reorganization expenses                                       $      3,139       9,492       11,230         250             -
Asbestos-related expenses                                     $          -           -            -           -        75,819
(Loss) income from continuing operations                      $     (2,198)     (8,983)      (7,792)      2,021       (77,186)
Net (loss) income                                             $     (2,198)     (8,983)      (7,792)      2,793       (75,871)
-----------------------------------------------------------------------------------------------------------------------------

YEAR END POSITION (in thousands)
Cash and marketable securities                                $      2,522      34,660       42,833      88,892        93,117
Working capital                                               $      3,602      39,105       48,682      56,523        54,720
Net property and equipment                                    $      5,158       5,607        6,201       4,447         3,576
Total assets                                                  $     12,540      64,705       75,321     114,444       135,065
Long term debt                                                $          -           -          475           -             -
Stockholders' equity                                          $      5,719      41,990       51,251      59,453        56,537
-----------------------------------------------------------------------------------------------------------------------------

PER SHARE DATA
(Loss) income from continuing operations:
  Primary & fully diluted (note 1)                            $      (0.05)      (0.86)       (0.75)       0.20         (7.39)
Net (loss) income:
  Primary & fully diluted (note 1)                            $      (0.05)      (0.86)       (0.75)       0.27         (7.27)
Cash dividends                                                $          -           -            -           -          0.10
Stockholders' equity                                          $       2.86        4.02         4.91        5.69          5.41
Market price range: (note 2)
  High                                                        $      4 1/8       N.M.*        N.M.*       N.M.*         N.M.*
  Low                                                         $      3 1/4       N.M.*        N.M.*       N.M.*         N.M.*
-----------------------------------------------------------------------------------------------------------------------------

OTHER DATA (in thousands except stockholder & employee data)
Orders on hand                                                $      5,292       6,635        3,514       5,400         7,143
Average shares outstanding                                          Note 1      10,442       10,442      10,442        10,442
Average number of common stockholders                                2,099       2,396        2,434       2,511         2,678
Average number of employees                                            105         104          119          93           105
-----------------------------------------------------------------------------------------------------------------------------



Note 1: Keene emerged from bankruptcy on July 31, 1996. Reinhold was merged into and with Keene, with the surviving company being renamed Reinhold Industries, Inc. The outstanding common stock of Keene on July 31, 1996, 10,746,235 shares, was canceled and replaced by 980,000 shares of Class A Common Stock and 1,020,000 shares of Class B Common Stock.

Note 2: The historical market value of the old Keene stock (the predecessor company) is not meaningful since the company has been recapitalized as of July 31, 1996.

See management analysis and Note 1 to the financial statements for discussion of Chapter 11 bankruptcy proceedings and the Effective Date of the Fourth Plan of Reorganization.

*N.M. - Not Meaningful

Reinhold Industries, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the financial statements and related notes, along with Form 8-K, which was dated June 14, 1996 and filed with the Securities and Exchange Commission on June 28, 1996. It pertains to the confirmation of Keene's Fourth Amended Plan of Reorganization.
         For purposes of Management Analysis and Discussion and to facilitate a meaningful comparison for the years ended December 31, 1996 and 1995, net sales, gross profit margin, selling, general and administrative expenses, and interest income prior and subsequent to the Effective Date of the Plan of Reorganization were used in the computations of the year ended December 31, 1996.
         Reinhold is a manufacturer of advanced custom composite components and sheet molding compounds for a variety of applications. Reinhold derives revenues from the United States defense contract industry, the aerospace industry and other commercial industries.

1996 COMPARED WITH 1995 Backlog at December 31, 1996 was $5.3 million, down 20% from December 31, 1995 primarily due to decline in aerospace orders. In 1996, order input decreased 19% to $11.7 million and net sales increased 18% to $13.1 million from $11.1 million in 1995, reflecting higher sales of aircraft seatbacks partially offset by lower commercial sales of pool filter housings and lower aerospace sales.
         Gross profit margin increased to 23.2% from 15.5%, reflecting higher absorption of overhead due to higher sales volume. In 1996, selling, general and administrative expenses were $3.0 million (23.1% of sales) compared with $3.6 million (32.0% of sales) in 1995 as the result of lower headcount and lower legal costs, partially offset by higher costs for public compliance. Operating profit was $0.02 million in 1996 compared with an operating loss of $1.8 million in 1995.
         Interest income declined 47.4% to $1.2 million in 1996 from $2.2 million in 1995 due to the transfer of most of the investment portfolio to the Creditors' Trust on the Effective Date of the Plan of Reorganization. The average yield was 5.17% in 1996 compared with 5.33% in 1995 due to increased investment in lower yield shorter term securities.
         During 1996, $3.1 million was incurred for reorganization expenses compared with $9.5 million in 1995. Reorganization expenses included Chapter 11-related professional fees of $1.5 million in 1996 compared with $6.8 million in 1995. Reorganization expenses in 1996 only included expenses through July 31, 1996.
         A tax provision of $0.2 million was recorded in 1996 for certain state tax expenses compared with a benefit of $0.1 million in 1995.
         The net loss totaled $2.2 million, or $0.05 per share (based on average 10,485,427 old Keene shares through July 31, 1996 and 2,000,000 new Reinhold shares beginning August 1, 1996), in 1996 compared with a net loss of $9.0 million, or $0.86 per share in 1995.

LIQUIDITY AND CAPITAL RESOURCES As of December 31, 1996, working capital was $3.6 million, down $35.5 million from December 31, 1995. Cash and cash equivalents of $1.5 million held at December 31, 1996 were $19.3 million lower than cash and cash equivalents held at December 31, 1995 primarily due to the transfer of $17.3 million of cash to the Creditors' Trust and the payment of Notes Payable of $0.5 million. Marketable securities of $1.0 million held at December 31, 1996 declined $12.8 million compared with those held at December 31, 1995 primarily due to the transfer of $6.1 million of pledged securities to the Creditors' Trust and the transfer of $6.1 million to a disbursing agent for bankruptcy administrative costs.
         On the Effective Date, the Creditors' Trust and Reinhold entered into a Credit Facility. Pursuant to the terms of the Credit Facility, Reinhold shall have the ability to draw on a $1.5 million line of credit for up the two years and all obligations incurred thereunder shall be due and payable at the end of the third year. A copy of the Credit Facility is annexed as Exhibit F to the Plan, which was a part of Form 8-K, which was dated June 14, 1996 and filed with the Securities and Exchange Commission on June 28, 1996. To date, there have been no borrowings against this Credit Facility.

     During 1996, Reinhold spent approximately $0.4 million on capital expenditures. Management believes that the available cash and the amount available under the Credit Facility, described above, will be sufficient to fund the Company's operating and capital expenditure requirements.

INFLATION In management's opinion, changes in net sales and earnings (loss) before income taxes between the years ended December 31, 1996 and 1995 that have resulted from inflation and changing prices have not been material.

Reinhold Industries, Inc.
Independent Auditors' Reports

The Board of Directors
Reinhold Industries, Inc.

We have audited the accompanying balance sheet of Reinhold Industries, Inc. (the Company) as of December 31, 1996 and the related statements of operations, stockholders' equity and cash flows for the period from August 1, 1996 through December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reinhold Industries, Inc. as of December 31, 1996 and the results of its operations and its cash flows for the period from August 1, 1996 through December 31, 1996 in conformity with generally accepted accounting principles.
         As discussed in note 1 to the financial statements, the Company's Plan of Reorganization was confirmed by the United States Bankruptcy Court on June 14, 1996 and became effective July 31, 1996. As a result, Reinhold Industries, Inc. was merged into and with Keene Corporation (the Predecessor Company) with Keene becoming the surviving corporation. Keene was renamed Reinhold Industries, Inc. (Reorganized Company). The Company also adopted fresh-start reporting effective July 31, 1996, and as a result, the financial information for the period after July 31, 1996 is presented on a different basis of accounting than for the period before August 1, 1996 and, therefore, is not comparable.

Los Angeles, California
January 17, 1997



The Board of Directors
Reinhold Industries, Inc.

We have audited the accompanying consolidated statements of operations, stockholders' equity and cash flows of Keene Corporation (the Predecessor Company) and subsidiary for the period from January 1, 1996 through July 31, 1996 and for the year ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
         In our opinion, the consolidated financial statements of Keene Corporation referred to above present fairly, in all material respects, the results of their operations and their cash flows for the period from January 1, 1996 through July 31, 1996 and for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Los Angeles, California
January 17, 1997


Reinhold Industries, Inc.
Statements of Operations
(Amounts in thousands, except for per share data)
                                                        Reorganized Company     Predecessor Company
------------------------------------------------------------------------------------------------------------------------------
                                                                Period from              Period from
                                                     August 1, 1996 through  January 1, 1996 through                Year ended
                                                          December 31, 1996            July 31, 1996         December 31, 1995
------------------------------------------------------------------------------------------------------------------------------
Net sales                                                            $6,323                    6,797                    11,122
Cost of sales                                                         4,515                    5,559                     9,394
------------------------------------------------------------------------------------------------------------------------------

     Gross profit                                                     1,808                    1,238                     1,728
Selling, general and administrative expenses                          1,445                    1,584                     3,560
------------------------------------------------------------------------------------------------------------------------------

     Operating income (loss)                                            363                     (346)                   (1,832)

Interest income, net                                                     54                    1,105                     2,202

     Income (loss) before reorganization expenses and
         income taxes                                                   417                      759                       370
Reorganization expenses                                                   -                    3,139                     9,492
------------------------------------------------------------------------------------------------------------------------------

     Income (loss) before income taxes                                  417                   (2,380)                   (9,122)
Income tax provision (benefit)                                           16                      219                      (139)
------------------------------------------------------------------------------------------------------------------------------

     Net income (loss)                                                 $401                   (2,599)                   (8,983)



Net income (loss) per share                                            $.20                    N.M.*                     N.M.*

Weighted average common shares outstanding                            2,000                    N.M.*                     N.M.*
------------------------------------------------------------------------------------------------------------------------------

*N.M. not meaningful - historical per share data for the Predecessor Company is not meaningful since the Company has been recapitalized and has adopted fresh -start reporting as of July 31, 1996.

See accompanying notes to financial statements.

Reinhold Industries, Inc.
Balance Sheet
December 31, 1996
(Amounts in thousands, except for share data)


Assets
-----------------------------------------------------------------------------------------------------------------------------
Current assets:
     Cash and cash equivalents                                                                                        $ 1,522
     Marketable securities                                                                                                250
     Accounts receivable (less allowance for doubtful accounts of $501)                                                 1,823
     Inventories                                                                                                        1,491
     Prepaid expenses and other current assets                                                                            458
-----------------------------------------------------------------------------------------------------------------------------
       Total current assets                                                                                             5,544

Marketable securities                                                                                                     750

Property and equipment, at cost                                                                                         7,896
     Less accumulated depreciation and amortization                                                                     2,738
-----------------------------------------------------------------------------------------------------------------------------
       Net property and equipment                                                                                       5,158

Other assets                                                                                                            1,088
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                                      $12,540

Liabilities and Stockholders' Equity Current liabilities:
     Accounts payable                                                                                                  $  758
     Accrued expenses                                                                                                     938
     Amount due to Furon Corp.                                                                                            246
-----------------------------------------------------------------------------------------------------------------------------
       Total current liabilities                                                                                        1,942

Long-term pension liability                                                                                             2,591
Other long-term liabilities                                                                                             2,288

Stockholders' equity:
     Common stock, $.01 par value:
       Class A - authorized 1,480,000 shares; issued and outstanding 980,000 shares                                        10
       Class B - authorized 1,020,000 shares; issued and outstanding 1,020,000 shares                                      10
     Additional paid-in capital                                                                                         7,791
     Retained earnings                                                                                                    401
     Additional pension liability in excess of unrecognized prior service cost                                         (2,493)
-----------------------------------------------------------------------------------------------------------------------------
       Net stockholders' equity                                                                                         5,719

Commitments and contingencies (note 7)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                                      $12,540


See accompanying notes to financial statements.

Reinhold Industries, Inc.
Statements of Cash Flows
(Amounts in thousands)
                                                       Reorganized Company     Predecessor Company
-----------------------------------------------------------------------------------------------------------------------------
                                                               Period from             Period from
                                                    August 1, 1996 through January 1, 1996 through                 Year ended
                                                         December 31, 1996           July 31, 1996          December 31, 1995
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net income (loss)                                                $401                  (2,599)                    (8,983)
     Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities:
          Depreciation and amortization                                285                     455                        708
          Obligations subject to Chapter 11 proceedings,
        including reorganization cost                                   --                 (15,131)                      (876)
          Assets transferred to Creditors' Trust                        --                  42,561                         --
          Charges due to reorganization activities                      --                 (34,118)                        --
          Change in assets and liabilities:
             Accounts receivable, net                                 (151)                   (497)                       929
             Accounts receivable - other                                --                      --                      1,129
             Inventories                                              (159)                     --                       (246)
             Other current assets                                     (159)                  1,654                        346
             Other assets                                              (32)                   (155)                      (309)
             Accounts payable                                         (332)                    123                       (424)
             Accrued expenses                                          358                    (379)                      (428)
             Other liabilities                                         (23)                    169                        949
             Other, net                                                (79)                     94                       (419)
-----------------------------------------------------------------------------------------------------------------------------

Net cash provided by (used in) operating activities                    109                  (7,823)                    (7,624)

Cash flows used in investing activities:
     Proceeds from sale of marketable securities                       351                  12,457                     16,270
     Proceeds from sale of equipment                                    --                      10                         --
     Capital expenditures                                             (207)                   (153)                      (114)
-----------------------------------------------------------------------------------------------------------------------------

Net cash provided by investing activities                              144                  12,314                     16,156
-----------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
     Repayment of notes payable                                         --                    (475)                        --
     Cash paid for acquisition of Reynolds and Taylor                   --                    (206)                      (576)
     Cash distributions at date of consummation                         --                 (23,393)                        --
-----------------------------------------------------------------------------------------------------------------------------

Net cash used in financing activities                                   --                 (24,074)                      (576)
-----------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                   253                 (19,583)                     7,956

Cash and cash equivalents at beginning of period                     1,269                  20,852                     12,896
-----------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of period                          $1,522                   1,269                     20,852
-----------------------------------------------------------------------------------------------------------------------------

Supplementary  disclosures of cash flow  information
   - cash paid during the period for:
        Income taxes                                                  $ --                     194                        180
        Interest                                                      $ --                      45                         17
-----------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

Reinhold Industries, Inc.
Statements of Stockholders' Equity
(Amounts in thousands, except for share data)

                                                                    Common stock,                               Common stock,
                                                                    $0.01 par value                         $0.0001 par value
                                                                    Class A               Class B
                                                                     Shares    Amount      Shares   Amount    Shares   Amount

-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                                               --        --          --       --    10,442       $1

Net loss for the year ended December 31, 1995                            --        --          --       --        --       --

Increase in additional pension liability in excess of
     unrecognized prior service cost                                     --        --          --       --        --       --

Decrease in unrealized gain on marketable securities                     --        --          --       --        --       --
-----------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1995                                               --        --          --       --    10,442        1

Net loss for the period January 1, 1996 through July 31, 1996            --        --          --       --        --       --

Stock options exercised                                                  --        --          --       --       304       --

Impact of reorganization:
     Elimination of former equity interests related to
          emergence from bankruptcy                                      --        --          --       --  (10,746)      (1)

     Issuance of new equity interests related to emergence
          from bankruptcy                                           980,000        10   1,020,000       10        --       --

Net income for the period August 1, 1996 through
     December 31, 1996                                                   --        --          --       --        --       --

Increase in additional pension liability in excess of
     unrecognized prior service cost                                     --        --          --       --        --       --
-----------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1996                                          980,000       $10   1,020,000      $10        --       --
-----------------------------------------------------------------------------------------------------------------------------


See accompanying notes to financial statements.


NOTES TO FINANCIAL STATEMENTS
Year ended December 31, 1995. Period from January 1, 1996, through July 31, 1996, and the period from August 1, 1996, through December 31, 1996.

(1)  ORGANIZATION
     DESCRIPTION OF BUSINESS Reinhold Industries, Inc. (Reinhold or the Company) is a manufacturer of advanced custom composite components and sheet molding compounds for a variety of applications. Reinhold derives revenues from the United States defense contract industry, the aerospace industry and other commercial industries.

     CHAPTER  11  REORGANIZATION  Reinhold  was  acquired  by Keene  Corporation
     (Keene)  in 1984 and  operated  as a division  of Keene  until  1990,  when
     Reinhold was incorporated in the state of Delaware as a wholly owned subsidiary of Keene.

     On December 3, 1993, Keene filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code (the Bankruptcy Code) in the United States Bankruptcy Court (Bankruptcy Court). Keene's Chapter 11 filing came as a direct result of the demands on Keene of thousands of asbestos-related lawsuits which named Keene as a party.

     On July 31, 1996 (the Effective Date), Keene consummated its Plan of Reorganization under the Bankruptcy Code (the Plan) and emerged from bankruptcy. On the Effective Date, Reinhold was merged into and with Keene, with Keene becoming the surviving corporation. Pursuant to the

Reinhold Industries, Inc.






                                                                            Additional pension liability
                         Unrealized gain (loss) on         Retained earnings   in excess of unrecognized
Additional paid-incapital     marketable securities    (accumulated deficit)          prior service cost   Net stockholders' equity
-----------------------------------------------------------------------------------------------------------------------------------
                  120,286                     (168)                 (66,900)                  (1,986)                  51,233

                       --                        --                  (8,983)                       --                  (8,983)


                       --                        --                       --                    (428)                   (428)

                       --                       168                       --                       --                     168
-----------------------------------------------------------------------------------------------------------------------------------

                  120,286                        --                 (75,883)                  (2,414)                  41,990

                       --                        --                  (2,599)                       --                  2,599)

                      124                        --                       --                       --                     124



                (120,410)                        --                   78,482                       --                 (41,929)


                    7,791                        --                       --                       --                   7,791



                       --                        --                      401                       --                     401

                       --                        --                       --                     (79)                    (79)
-----------------------------------------------------------------------------------------------------------------------------------

                    7,791                        --                      401                  (2,493)                   5,719
-----------------------------------------------------------------------------------------------------------------------------------




     merger, all of the issued and outstanding capital stock of Reinhold was canceled. Keene, as the surviving corporation of the merger, was renamed Reinhold. On the Effective Date, Reinhold issued 2,000,000 shares of Common Stock, of which 1,020,000 of Class B Common Stock was issued to the Trustees of a Creditors' Trust (the Creditors' Trust) set up to administer Keene's asbestos claims. The remaining 980,000 shares of Class A Common Stock were issued to Keene's former stockholders as of record date, June 30, 1996. All of Keene's previous outstanding Common Stock was canceled.

     The payments and distributions made to the Creditors' Trust pursuant to the terms and conditions of the Plan were made in complete satisfaction, release and discharge of all claims and demands against, liabilities of, liens on, obligations of and interest in Reinhold (Reorganized Company).


     On the Effective Date, the Plan of Reorganization provided for, among other things, the transfer of approximately $6 million to Continental Stock Transfer and Trust Company for the payment of Class 6 Claims and administrative costs related to the bankruptcy. Also on the Effective Date, $17.3 million of cash, $6.1 million of securities pledged as collateral for appeal bonds and escrow accounts and $19.1 million of other assets were transferred to the Creditors' Trust. Certain assets that were not recorded on Keene's Financial Statements due to their contingent nature were also transferred to the Creditors' Trust.

     As part of the reorganization, certain assets and liabilities were kept by the surviving entity (Reinhold). These included the long-term pension liability of $2.5 million, a current prepaid pension asset of $125,000 and an underfunded pension liability in excess of unrecognized prior service cost of $2.4 million (a reduction of stockholders' equity).

     On the Effective Date, the Creditors' Trust and Reinhold entered into a Credit Facility. Pursuant to the terms of the Credit Facility, Reinhold shall have the ability to draw on a $1.5 million line of credit for up the two years and all obligations incurred thereunder shall be due and payable at the end of the third year.

     Reorganization expenses are segregated from normal operations in the Statements of Operations and reflect the costs incurred by the Company in the implementation of its plan of reorganization as well as costs directly associated with the bankruptcy case. The major component of reorganization costs was professional fees.

     Reorganization  expenses  consisted  of (in thousands):

                                           Reorganized Company             Predecessor Company
----------------------------------------------------------------------------------------------------------------------------
                                     Period from August 1,1996     Period from January 1, 1996                    Year Ended
                                    Through December 31, 1996                    July 31, 1996              December 31, 1995
----------------------------------------------------------------------------------------------------------------------------
Professional Fees                                       $   --                           1,500                         6,800
All other costs                                         $   --                           1,639                         2,692
----------------------------------------------------------------------------------------------------------------------------
                                                        $   --                           3,139                         9,492
----------------------------------------------------------------------------------------------------------------------------


     FRESH-START REPORTING Pursuant to the guidelines provided by the American Institute of Certified Public Accountants in Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (SOP 90-7), the Company adopted fresh-start reporting as of the close of business on July 31, 1996. The Company adopted fresh-start reporting because holders of existing shares immediately before filing and confirmation of the Plan received less than 50% of the voting shares of the emerging entity and the Company's reorganized value is less than its postpetition liabilities and allowed claims. None of the assets or liabilities were revalued at the Effective Date because the book value of the assets and liabilities approximated their fair value.

     The significant fresh-start adjustments are summarized as follows:

     o Cancellation of all prepetition ownership interests in the Company as of the Effective Date.

     o Historical balance of accumulated deficit set to zero.

     The adjustments to the Company's balance sheet as of July 31, 1996, to record confirmation of the Plan, are as follows (in thousands):

                                                                        Adjustments to record confirmation of the Plan
                                                                        ----------------------------------------------
                                                                Predecessor       Distributions to                      Reorganized
                                                                  Company's   Creditors' Trust and                      Company's
                                                             Balance Sheet,      Continental Stock     Fresh-Start  Balance Sheet,
Assets                                                       July 31, 1996   Transfer and Trust Co.    Adjustments  July 31, 1996
----------------------------------------------------------------------------------------------------------------------------------
     Current assets:
       Cash and cash equivalents                                   $ 24,651               (23,382)              --         1,269
       Marketable securities                                          7,456                (6,105)              --         1,351
       Accounts receivable                                           19,981               (18,309)              --         1,672
       Inventories                                                    1,332                    --               --         1,332
       Other current assets                                           1,042                  (743)              --           299
----------------------------------------------------------------------------------------------------------------------------------

     Total current assets                                            54,462               (48,539)              --         5,923

     Net property and equipment                                       5,308                   (72)              --         5,236
     Deferred costs and other assets                                  1,056                    --               --         1,056
----------------------------------------------------------------------------------------------------------------------------------

                                                                   $ 60,826               (48,611)              --        12,215
----------------------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity (Deficit)
----------------------------------------------------------------------------------------------------------------------------------

     Current liabilities:
       Accounts payable                                             $ 1,090                    --               --         1,090
       Accrued expenses                                                 826                    --               --           826
----------------------------------------------------------------------------------------------------------------------------------

     Total current liabilities                                        1,916                    --               --         1,916
----------------------------------------------------------------------------------------------------------------------------------

     Liabilities subject to Chapter 11 proceedings                   14,493               (14,493)              --            --
     Long-term pension liability                                      2,539                    --               --         2,539
     Other long-term liabilities                                      2,363                    --               --         2,363

     Stockholders' equity (deficit):
       Common stock                                                       1                    19               --            20
       Additional paid-in capital                                   120,410                    --         (112,619)        7,791
       Additional pension liability in excess of
         unrecognized prior service cost                             (2,414)                   --               --        (2,414)
       Retained earnings (accumulated deficit)                      (78,482)              (34,137)         112,619            --
----------------------------------------------------------------------------------------------------------------------------------

     Net stockholders' equity (deficit)                              39,515               (34,118)              --         5,397

                                                                   $ 60,826               (48,611)              --        12,215
----------------------------------------------------------------------------------------------------------------------------------


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES
     PRINCIPLES OF CONSOLIDATION The accompanying financial statements as of and for the five-month period ended December 31, 1996 include the accounts of Reinhold. The accompanying financial statements for the seven-month period ended July 31, 1996 and the year ended December 31, 1995 include the accounts of Keene Corporation and subsidiary (Predecessor Company). All material inter-company accounts and transactions have been eliminated in consolidation.

     CASH AND CASH EQUIVALENTS The Company considers cash in banks, commercial paper, demand notes and similar short-term investments purchased with maturities of less than three months as cash and cash equivalents for the purpose of the statements of cash flows.

     Cash and cash equivalents consist of the following at December 31, 1996 (in thousands):

     Cash in banks                                     $   459
     Money market funds                                  1,063
--------------------------------------------------------------

     Total                                             $ 1,522
--------------------------------------------------------------

     INVENTORIES Inventories are stated at the lower of cost or market on a first-in, first-out (FIFO) basis. Inventoried costs relating to long-term contracts and programs are stated at the actual production costs, including factory overhead, initial tooling and other related nonrecurring costs incurred to date, reduced by amounts related to revenue recognized on units delivered.

     ACCOUNTING FOR GOVERNMENT CONTRACTS Substantially all of the Company's government contracts are firm fixed price. Sales and cost of sales on such contracts are recorded on units delivered. Estimates of cost to complete are reviewed and revised periodically throughout the contract term, and adjustments to profit resulting from such revisions are recorded in the accounting period in which the revisions are made. Losses on contracts are recorded in full as they are identified.

     Amounts billed to contractors of the U.S. Government included in accounts receivable at December 31, 1996 were $887,000.

     MARKETABLE SECURITIES The Company adopted provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Debt and Equity Securities" (Statement 115), at December 31, 1994. Under Statement 115, the Company must classify its debt and marketable equity securities in one of three categories: trading, available-for-sale or held-to-maturity.

     Available-for-sale securities are recorded at fair value.Unrealized holding gains and losses, net of the tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Declines in the market value of available-for-sale securities deemed to be other than temporary result in charges to current earnings and establishment of a new cost basis.

     At December 31, 1996, the Company's marketable securities consist principally of highly liquid U.S. Government Treasury notes and bills with various maturity dates through 1998. The Company has classified all of its marketable securities as available-for-sale. At December 31, 1996 and 1995, unrealized holding gains or losses were immaterial. Approximately $750,000 of marketable securities are due after one year through five years.

     Proceeds from the sale of marketable securities available for sale were $351,000 during the five months ended December 31, 1996, $12,457,000 during the seven months ended July 31, 1996 and $16,270,000 during the year ended December 31, 1995. Gross realized gains and losses included in income in 1996 and 1995 were immaterial.

     PROPERTY AND EQUIPMENT The Company depreciates property and equipment principally on a straight-line basis based on estimated useful lives. Leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the asset.

     Property and equipment, at cost, consists of the following at December 31, 1996 (in thousands):

                                Useful life
--------------------------------------------------------------
     Undeveloped land           --                    $    900
     Leasehold improvements     5-6 years                1,093
     Machinery and equipment    5-25 years               5,359
     Furniture and fixtures     3-10 years                 404
     Construction in process   --                          140
--------------------------------------------------------------
                                                         7,896
     Less accumulated depreciation
        and amortization                                 2,738

                                                       $ 5,158
--------------------------------------------------------------

     When property is sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the statement of operations.

     Maintenance and repairs are expensed as incurred. Renewals and betterments are capitalized.

     OTHER ASSETS Other assets consist primarily of goodwill. Goodwill represents the excess of purchase price over fair value of net assets acquired, and is amortized on a straight-line basis over the expected periods to be benefited, 10 years. Goodwill and related accumulated amortization at December 31, 1996 amounted to $999,000 and $130,000, respectively.

     The Company assesses the recoverability of goodwill by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

     On March 2, 1992, the Company acquired Reynolds & Taylor, Inc. (R&T) from Furon Company (Furon). The acquisition was accounted for as a purchase. The acquisition agreement provided that Reinhold was required to pay additional cash consideration over the years ended December 31, 1992 through December 31, 1996 (inclusive). The amount of the contingent payment for each year is equal to the sum of $3,000,000 multiplied by a fraction, the numerator of which is R&T sales for the year then ended and the denominator of which is $27,000,000. The amount owed for the year ended December 31, 1996 was approximately $246,000. The obligation to Furon was offset by a corresponding increase in goodwill.

     INCOME TAXES The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 (Statement 109), "Accounting for Income Taxes." Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     NET INCOME (LOSS) PER SHARE Computation of net income (loss) per share was based on the weighted average number of common shares outstanding for all periods presented plus common stock equivalents arising from outstanding options using the Treasury-stock method.

     STOCK OPTION PLAN Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123, if required.

     PENSION AND OTHER POSTRETIREMENT PLANS The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's compensation during the last years of service before retirement. The cost of this program is being funded currently.

     USE OF ESTIMATES Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF The Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations or liquidity.

     FAIR VALUE OF FINANCIAL INSTRUMENTS The carrying amounts of the following financial instruments approximate fair value because of the short maturity of those instruments: cash and cash equivalents, accounts receivable, other current assets, other assets, accounts payable, and accrued expenses.

     The fair values of marketable securities are based on the quoted market prices at the reporting date for those investments.

     Reclassifications Certain amounts in the prior period financial statements have been reclassified to conform with the current presentation.

(3)  INCOME TAXES
     The income tax provision (benefit) consists of (in thousands):

                                              Reorganized Company          Predecessor Company
-----------------------------------------------------------------------------------------------------------------------------
                                                      Period from                  Period from
                                           August 1, 1996 through      January 1, 1996 through                     Year ended
                                                December 31, 1996                July 31, 1996              December 31, 1995
-----------------------------------------------------------------------------------------------------------------------------
     Federal                                                 $ --                           --                             --
     State                                                     16                          219                           (139)
     Deferred                                                  --                           --                             --
-----------------------------------------------------------------------------------------------------------------------------
     Total                                                   $ 16                          219                           (139)
-----------------------------------------------------------------------------------------------------------------------------



     The income tax expense (benefit) for the years ended December 31, 1996 and 1995 was $235,000 and $(139,000), respectively, and differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to pretax income (loss) as a result of the following (in thousands):

                                              Reorganized Company          Predecessor Company
-----------------------------------------------------------------------------------------------------------------------------
                                                      Period from                  Period from
                                           August 1, 1996 through      January 1, 1996 through                     Year ended
                                                December 31, 1996                July 31, 1996              December 31, 1995
-----------------------------------------------------------------------------------------------------------------------------
     Statutory taxes at Federal rate                        $ 146                        (832)                         (3,193)
     State taxes, net of Federal tax benefits                  10                          142                            (90)
     Reduction of net operating loss                           --                       25,027                             --
     Change in valuation allowance                           (155)                    (24,124)                          2,679
     Other                                                     15                            6                            465
-----------------------------------------------------------------------------------------------------------------------------
        Total provision for income tax expense (benefit)    $  16                          219                           (139)
-----------------------------------------------------------------------------------------------------------------------------


     The significant components of deferred income tax benefit were as follows (in thousands):

                                              Reorganized Company          Predecessor Company
-----------------------------------------------------------------------------------------------------------------------------
                                                      Period from                  Period from
                                           August 1, 1996 through      January 1, 1996 through                     Year ended
                                                December 31, 1996                July 31, 1996              December 31, 1995
-----------------------------------------------------------------------------------------------------------------------------
     Current deferred tax benefit                           $ 155                       24,124                         (2,679)
     Change in valuation allowance for deferred tax asset    (155)                     (24,124)                         2,679
-----------------------------------------------------------------------------------------------------------------------------
     Total deferred tax benefit                             $  --                           --                             --
-----------------------------------------------------------------------------------------------------------------------------


     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities based on an effective tax rate of 35% at December 31, 1996 are presented below:

     Deferred tax assets:
        Adjustments from quasi-reorganization         $  2,404
        Net operating loss carryforwards                 5,032
        Inventory reserves                                  49
        Other reserves                                     972
--------------------------------------------------------------
           Total gross deferred tax assets               8,457

        Less valuation allowance                        (7,903)
--------------------------------------------------------------

           Net deferred tax assets                         554
--------------------------------------------------------------

Deferred tax liabilities:
        Pension                                            (76)
        Depreciation                                      (478)
--------------------------------------------------------------

           Total gross deferred tax liabilities           (554)
--------------------------------------------------------------

           Net deferred tax assets                    $     --
--------------------------------------------------------------



     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

     Based on the level of historical taxable income and projections of future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company may not realize the benefits of these deductible differences at December 31, 1996.

     At December 31, 1996, the Company had generated net operating loss carryovers for Federal income tax purposes of approximately $14,400,000. The Company may utilize these net operating losses by carrying them forward to offset future Federal taxable income, if any, through 2011.

     Pursuant to the Plan, Keene (predecessor company) transferred certain assets on July 31, 1996 to the Creditors' Trust. Certain assets at the date of transfer were not capable of being valued until the resolution of pending litigation. The Company anticipates a future tax benefit; however, since the value of certain assets is not currently quantifiable and the extent of any potential benefit resultant upon the transfer of the assets is not estimable, the Company has not disclosed nor recorded a deferred tax benefit in the accompanying financial statements.

(4)  STOCKHOLDERS' EQUITY
     Common stock consists of 2,500,000 authorized shares, $.01 par value per share, of which 1,020,000 shares of Class B and 980,000 of Class A were issued and outstanding at December 31, 1996. At such time as the Class B Common Stock shall represent less than 10% of the aggregate shares of Common Stock then outstanding, all the shares of the Class B Common Stock shall convert to Class A Common Stock.

     In 1990, Keene established a Preferred Share Purchase Rights Plan pursuant to which a dividend of one right was issued for each outstanding share of common stock. The right was eliminated on the Effective Date.

(5)  STOCK OPTIONS
     Prior to the Effective Date, the Company had a stock incentive plan (the Stock Plan) which was established in 1990. The number of common shares subject to awards under the Stock Plan could not exceed 1,000,000 shares. The Stock Plan permited the Board of Directors of the Company to grant nonqualified common stock options to key employees and directors at not less than either the fair market value per share or the book value per share on the date of grant. Options granted expired ten years from date of grant and were exercisable at the rate of 25% per year commencing one year after date of grant for employees and 33 1/3% per year commencing one year after date of grant for directors. All options were extinguished on the Effective Date.

     Changes in stock options at December 31, 1996 were as follows:

     Outstanding  options,  beginning of year                           639,000
     Options  exercised between  $.03 and $.25 per share               (304,275)
     Options granted between $.03 and $.25 per share                         --
     Options canceled between $.03 and $1.75 per share                 (334,725)
--------------------------------------------------------------------------------
     Outstanding options between $.03 and
        $1.75 per share, end of year                                         --
--------------------------------------------------------------------------------


     As of the Effective Date, the Company established a new stock incentive plan (the New Stock Plan) for key employees. The New Stock Plan permits the grant of stock options, stock appreciation rights and restricted stock. The total number of shares of stock subject to issuance under the New Stock Plan may not exceed 100,000. The maximum number of shares of stock with respect to which options or stock appreciation rights may be granted to any eligible employee during the term of the New Stock Plan may not exceed 10,000. The shares to be delivered under the New Stock Plan may consist of authorized but unissued stock or treasury stock, not reserved for any other purpose.

     The exercise price of the options is established at the discretion of a Committee of the Board of Directors (the Committee), provided that it may not be less than the estimated fair value at the time of grant. The New Stock Plan provides that the options are exercisable based on vesting schedules, provided that in no event shall such options vest more rapidly than 33 1/3% annually. The options expire no later than ten years from the date of grant.

     The Committee, in its discretion, in connection with grant of an option, may grant to the optionee stock appreciation rights (SARs). A SAR will entitle the holder of the related option, upon exercise of the stock appreciation right, to surrender such option, and receive payment of an amount determined by multiplying (i) the excess of the fair market value of a share of stock on the date of exercise of such SAR over the purchase price of a share of stock under the related option, by (ii) the number of shares as to which the SARs has been exercised.

     The Committee may grant shares of restricted stock to eligible employees and in such amounts as it shall determine in its sole discretion.

     No options, SARs or restricted stock were granted under the New Stock Plan.

(6)  PENSION PLAN
     The Company has a pension plan covering substantially all employees. The benefits paid under the pension plan generally are based on an employees' years of service and compensation during the last years of employment. Annual contributions made to the pension plan are determined in compliance with the minimum funding requirements of ERISA using a different actuarial cost method and actuarial assumptions than are used for determining pension expense for book accounting purposes. Annual contributions to the plan are made in amounts approximately equal to the amounts accrued for pension expense. Plan assets consist principally of publicly traded equity and debt securities.

     Net pension cost included the following (in thousands):


                                              Reorganized Company          Predecessor Company
-----------------------------------------------------------------------------------------------------------------------------
                                                      Period from                  Period from
                                           August 1, 1996 through      January 1, 1996 through                     Year ended
                                                December 31, 1996                July 31, 1996              December 31, 1995
-----------------------------------------------------------------------------------------------------------------------------
     Service cost                                           $  51                           71                            113
        Interest cost on benefits earned in prior years       353                          495                            863
        Return on assets:

        Actual gain                                          (228)                        (319)                        (1,327)
        Deferred (loss) gain                                 (108)                        (149)                           602
-----------------------------------------------------------------------------------------------------------------------------
            Expected return                                  (336)                        (468)                          (725)
-----------------------------------------------------------------------------------------------------------------------------

     Amortization of net obligation at transition               8                           12                             20
     Amortization of net loss                                  52                           71                            142
-----------------------------------------------------------------------------------------------------------------------------
     Net pension cost                                        $128                          181                            413
-----------------------------------------------------------------------------------------------------------------------------

     The funded status of the plan at December 31, 1996 was as follows (in thousands):

     Estimated amounts of assets required to provide funds for future payment of accumulated benefits based on employment service to date and present pay levels:
           Vested                                                       $11,651
           Non-vested                                                        67
--------------------------------------------------------------------------------
              Accumulated benefit obligation                             11,718

     Additional amounts related to projected pay increases                  229
--------------------------------------------------------------------------------

           Projected benefit obligation                                  11,947

     Actual amount of assets available for benefits at fair value         9,311
--------------------------------------------------------------------------------
              Assets (less than) Projected benefit obligation            (2,636)

     Unrecognized prior service cost                                         14
     Unrecognized net obligation at transition                               85
     Unrecognized net loss                                                2,722
--------------------------------------------------------------------------------
              Prepaid pension cost at September 30, 1996                    185

     Fourth quarter accruals                                                (77)
     Fourth quarter contributions                                           174
              Prepaid pension cost at December 31, 1996                 $   282
--------------------------------------------------------------------------------
              Additional minimum liability at December 31, 1996         $(2,591)
--------------------------------------------------------------------------------

     Assumptions used in accounting for the pension plan as of December 31, 1996 were:

     Discounted rate                                       7.5%
     Rate of increase in compensation levels               5.0
     Expected long-term rate of return on assets           9.0
---------------------------------------------------------------


     The unrecognized prior service cost and the unrecognized net loss are being amortized on a straight-line basis over the average future service of employees expected to receive benefits under the plans. The unrecognized net obligation at transition is being amortized on a straight-line basis over 15 years.

(7)  COMMITMENTS AND CONTINGENCIES
     Leases Reinhold leases certain facilities and equipment under operating leases. Total rental expense on all operating leases approximated $712,000 and $811,000 for 1996 and 1995, respectively.

     Minimum future rental commitments under noncancelable operating leases in force at December 31, 1996 are payable as follows (in thousands):

     1997                                            $    429
     1998                                                 429
     1999                                                 429
     2000                                                 239
     2001                                                 104
     Thereafter                                            17
-------------------------------------------------------------
                                                     $  1,647
-------------------------------------------------------------


     Legal Proceedings The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the Company's financial position, results of operations or liquidity.


(8)  BUSINESS AND CREDIT CONCENTRATIONS
     As the United States continues to reduce budget allocations for defense expenditures, sales to customers operating in the defense contract industry may be adversely affected. The Company has been successful in replacing sales lost to customers in the defense contract industry to companies operating in the aerospace and other commercial industries. Changes in the marketplace of any of the above-named industries may significantly affect management's estimates and the Company's performance.

     The Company's principal customers are prime contractors to the U.S. Government and aircraft seat manufacturers. Sales to each customer which exceed 10% of total net sales for the periods presented were as follows (in thousands):

                                              Reorganized Company          Predecessor Company
-----------------------------------------------------------------------------------------------------------------------------
                                                      Period from                  Period from
                                          (August 1, 1996 through      January 1, 1996 through                     Year ended
                                                December 31, 1996)               July 31, 1996              December 31, 1995
-----------------------------------------------------------------------------------------------------------------------------
     Alliant Technology                                   $ 1,300                            *                              *
     BE Aerospace                                           2,216                        3,308                          3,459
-----------------------------------------------------------------------------------------------------------------------------


     *Sales to these customers were less than 10% of total net sales for the period.

     BE Aerospace accounted for approximately 36% of the Company's accounts receivable balance before any adjustments for the allowance for doubtful accounts. No other customer exceeded 10% of the Company's gross accounts receivable balance. The Company estimates an allowance for doubtful accounts based on the creditworthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company's estimate of its bad debts.


CORPORATE DIRECTORY


BOARD OF DIRECTORS             CORPORATE OFFICES              FORM 10-KSB                     STOCK LISTING
Lawrence H. Diamond            12827 East Imperial Hwy        Stockholders may obtain a       Reinhold common stock
Chairman                       Santa Fe Springs, CA 90670     copy of Reinhold's 10-KSB by    is listed on the OTC Bulletin
Consultant                     562 944-3281                   writing to Investor Relations   Board
Ernst & Young LLP                                             Department                      Symbol - RNHDA
                               INVESTOR RELATIONS
MICHAEL T. FURRY               Contact Judy Sanson            TRANSFER AGENT
President and CEO              Reinhold Industries, Inc.      Continental Stock Transfer &
Reinhold Industries, Inc.                                     Trust Company
                               REGISTRAR                      2 Broadway
Robert B. Steinberg            Continental Stock Transfer &   New York, New York 10004
Senior Partner                 Trust Company                  212 509-4000
Rose, Klein & Marias           2 Broadway
                               New York, New York 10004       INDEPENDENT PUBLIC
CORPORATE OFFICERS                                            Accountants
Michael T. Furry               ANNUAL MEETING                 KPMG Peat Marwick LLP
President and CEO              The Annual Stockholders'       One World Trade Center
                               Meeting will be held at the    Suite 1700
David M. Blakesley             offices of Reinhold            Long Beach, CA 90831
Vice-President - Finance       Industries, Inc.
Administration, Treasurer and  12827 East Imperial Hwy        ATTORNEYS
Secretary                      Santa Fe Springs, CA           Petillon & Hansen
                               on May 1, 1997 at 10:00 a.m.   1260 Union Bank Tower
                                                              21515 Hawthorne Boulevard
                                                              Torrance, California 90503

                                                              Wapnic & Alvarado
                                                              11300 West Olympic Boulevard
                                                              Suite 700
                                                              Los Angeles, California
                                                              90664-1644