Form 10KSB, Exhibit 13
period 1997-12-31
REINHOLD INDUSTRIES INC/DE/
filed 1998-03-13
CIK 862255

                                                             Reinhold
                                                                Industries, Inc.
                                                           1997 Annual Report

Replacing metal
with
advanced
composites

Picture of the Reinhold Industries Board of Directors
(left to right): Chairman of the Board Lawrence H. Diamond, President and Chief Executive Officer Michael T. Furry, and Director Robert B. Steinberg.



                                where
                        light weight,
      corrosion resistance,
                    or complex shapes
                              are required.

Reinhold Industries, Inc.


SELECTED FINANCIAL DATA
                                                                       1997          1996         1995          1994         1993
---------------------------------------------------------------------------------------------------------------------------------
Summary of operations (in thousands)
Net sales                                                          $ 16,232        13,120       11,122        14,824       11,612
Gross profit                                                       $  4,699         3,046        1,728         4,579        4,123
Operating income (loss)                                            $  1,595            17       (1,832)        1,628          904
Interest income, net                                               $    103         1,159        2,202         2,108        6,282
Corporate expenses                                                 $      -             -            -             -        4,686
Reorganization expenses                                            $      -         3,139        9,492        11,230          250
Net income (loss)                                                  $  1,647        (2,198)      (8,983)       (7,792)       2,793

---------------------------------------------------------------------------------------------------------------------------------
Year end position (in thousands)
Cash and marketable securities                                     $  3,169         2,522       34,660        42,833       88,892
Working capital                                                    $  6,314         3,602       39,105        48,682       56,523
Net property and equipment                                         $  4,526         5,158        5,607         6,201        4,447
Total assets                                                       $ 13,215        12,540       64,705        75,321      114,444
Long-term liabilities                                              $  2,438         4,879        4,733         4,259        1,914
Stockholders' equity                                               $  9,340         5,719       41,990        51,251       59,453

---------------------------------------------------------------------------------------------------------------------------------
Per share data
Net income (loss):
   Basic & diluted (note 1)                                        $    0.82        N.M.*        (0.86)        (0.75)       0. 27
Stockholders' equity                                               $    4.67         2.86         4.02          4.91         5.69
Market price range: (note 2)
   High                                                            $   10           4 1/8        N.M.*         N.M.*        N.M.*
   Low                                                             $   2 7/8        3 1/4        N.M.*         N.M.*        N.M.*

---------------------------------------------------------------------------------------------------------------------------------
Other data (in thousands except stockholder & employee data)
Orders on hand                                                     $  5,989         4,935        6,635         3,514        5,400
Average shares outstanding                                            1,999        Note 1       10,442        10,442       10,442
Average number of common stockholders                                 1,951         2,099        2,396         2,434        2,511
Average number of employees                                             124           105          104           119           93

                                                                   Note 1: Keene emerged from bankruptcy on July 31, 1996.  Reinhold was merged into and with Keene, with the surviving company  being renamed Reinhold Industries, Inc. The outstanding common stock of
                                                                   Keene  on  July  31, 1996, 10,746,235  shares, was  canceled  and replaced by 978,956 shares of  Class A Common Stock and 1,020,000 shares of Class B Common Stock. Therefore, the earnings per share and average shares outstanding information is not meaningful.

                                                                   Note  2:  The historical market value of the old Keene stock (the predecessor company) is not meaningful since the company has been recapitalized as of July 31, 1996.

                                                                   Note  3:  The Company has adopted the provisions of SFAS No.  128
                                                                   "Earnings Per Share" during  the quarterly period  ended December
                                                                   31, 1997.  See Note 2 to the accompanying financial statements.

                                                                   See management analysis  and Note 1 to  the financial  statements for  discussion  of  Chapter  11  bankruptcy  proceeding  and the
                                                                   Effective Date of the Fourth Amended Plan of Reorganization.

                                                                   *N.M. - Not Meaningful

Reinhold  Industries,  Inc.

CompositAir

Picture of CompositAir Products

Composite seatback structures are enjoying increasing acceptance as ergonomic features are designed into the tubular frame. Light weight and the ability to form complex cross sections and shapes make CompositAir's products excellent replacements for metal structures.

Reinhold  Industries,  Inc.

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

Also under the plan, a Creditors' Trust was established for the benefit of asbestos-related claimants and was awarded 51% of the equity in Reinhold. Reinhold, in turn, received the benefit of a permanent channeling injunction, one feature of which is judicial protection in the form of indemnification for any costs related to asbestos matters that occur subsequent to the Effective Date of July 31, 1996.

THE REINHOLD MISSION Reinhold manufactures products made from advanced composites, which are fiber reinforced resin matrices. Our business objective is to identify or develop niche market opportunities for replacing metal with advanced composites where complex shapes at lower cost, light weight, or corrosion resistance are required.

Commercial products manufactured by Reinhold include graphite composite commercial aircraft seatback structures and molded composite in-ground lighting housings. Our Aerospace/Defense Business Unit manufactures ablative (heat absorptive) components such as exit cones, nozzles, and motor case insulation for solid propellant rockets, including the Pegasus satellite launch rocket.

PERFORMANCE Net sales increased 24% from $13.1 in 1996 to $16.2 million in 1997, reflecting increased sales of aircraft seatback and aerospace products. Gross profit grew from 23.2% to 28.9% due to greater absorption of overhead resulting from the increase in sales.

Selling, general and administrative expenses rose to $3.1 million in 1997 from $3.0 in 1996 due to higher costs for public compliance (a full year in 1997 compared to seven months in 1996.) More significant than the dollar increase is that these expenses decreased 4% as a percentage of sales, from 23.1% in 1996 to 19.1% in 1997.

Net income was $1.6 million, or $0.82 per share in 1997, compared with a net loss of $2.2 million in 1996. (The per share figure for 1996 is not meaningful because it would be based on old Keene shares through July 31 and new Reinhold shares beginning August 1.)

During 1997, the Company's Board of Directors changed its investment strategy related to the Retirement Plan Trust. As a result, the market value of the portfolio increased significantly, thereby reducing the excess pension liability by $2.0 million. The Company's net worth was thereby increased, not only by $1.6 million of net income, but also by this $2.0 million.

ACQUISITIONS We expect a portion of Reinhold's future growth to result from acquiring other companies. Our strategy is to identify those that already occupy a niche in advanced composites, or those whose products could be improved by conversion from metal to advanced composites.

During 1997, evaluation of several acquisition candidates was initiated. The process continues. Significant progress has been made with at least one company.

OUTLOOK
AEROSPACE: We had a good year in 1997 for both sales and profit. Sales from the solid rocket market were as expected. A substantial increase from new business in composite structures and radomes, however, although welcome, came from a "one-time" order and will not repeat.

Essentially all of this Business Unit's sales are derived from military spending related to solid rockets, a sector that is in annual decline. We expect the trend to continue, so lower sales for this Unit are projected for 1998.

COMMERCIAL: Neither sales nor profit were good for this Business Unit in 1997. There is, however, sound reason for optimism in 1998. This Unit serves the residential pool filter, outdoor lighting, and other commercial markets. During 1997, we tooled, developed, and began limited production of three new lighting products for three new customers. We expect these to account for approximately 25% of the Unit's 1998 sales. With an expected increase in sales of other products, a significant improvement in sales and profits should result in 1998.

COMPOSITAIR: Unit sales were up 25% and total revenue 43% in 1997. The new European customer that we added in late 1996 contributed significantly to these results.

During 1997, we moved laminating production to a new facility, streamlined the assembly operation, and improved quality and on-time delivery significantly. We also invested in our technical support staff, an investment that resulted not only in unit volume and total revenue growth, but in improved margins as well.

Our investment in human resources, equipment, and facilities was made in anticipation of continuing market growth of 10% to 15% per year in airline seating. As conversion from aluminum to composites has increased, our market share has grown 2% per year. We now enjoy an estimated 25% share of the worldwide aircraft seatback market.

OVERALL Bookings exceeded sales by more than $1 million in 1997, a fact particularly significant because our biggest commercial customer has implemented a just-in-time ordering and shipping policy. This is a positive indicator as we move from a strong performance in 1997 into the new year. We will continue to apply Reinhold's historical management controls and process improvements to reduce costs and better respond to our customers' needs.

Modest improvement in revenues can be expected this year, but profit may soften as the percentage of Aerospace business will be lower in 1998 than 1997.

Our excellent performance in 1997 was achieved as a result of the loyalty of our customers and suppliers and the commitment of Reinhold's employees. To all of you, we express our thanks.




/s/ Michael T. Furry
Michael T. Furry
President and Chief Executive Officer
February 20, 1998

Reinhold Industries, Inc.

Aerospace

Picture of Aerospace Products

The Aerospace Business Unit currently manufactures components for several military programs, including wings and control surfaces for the AGM-130 "Smart Bomb," nozzles for the Hellfire and Maverick missiles, props for use on military torpedos, polarizing radomes for fighter planes, and rocket nozzles for the Pegasus launch vehicle.

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

For purposes of Management Discussion and Analysis and to facilitate a meaningful comparison for the year ended December 31, 1996, net sales, gross profit margin, selling, general and administrative expenses, and interest income prior and subsequent to the Effective Date of the Plan of Reorganization were used in the computations of the results for the year ended December 31, 1996.

Reinhold is a manufacturer of advanced custom composite components and sheet molding compounds for a variety of applications and derives revenues from the United States defense contract industry, the aerospace industry, and other commercial industries.

1997 COMPARED WITH 1996 Backlog at December 31, 1997 was $6.0 million, up 21% from December 31, 1996, primarily due to an increase in aircraft seatback and aerospace product orders. In 1997, order input increased 47% to $17.3 million and net sales increased 24% to $16.2 million from $13.1 million in 1996, reflecting higher sales of aircraft seatbacks and aerospace products partially offset by lower commercial product sales.

Gross profit margin increased to 28.9% from 23.2%, reflecting greater absorption of overhead due to higher sales volume. In 1997, selling, general and administrative expenses were $3.1 million (19.1% of sales) compared with $3.0 million (23.1% of sales) in 1996 as the result of higher costs for public compliance partially offset by lower general insurance costs. However, as a percentage of sales, selling, general and administrative expenses decreased significantly in 1997.Operating income was $1.6 million in 1997 compared with $0.02 million in 1996.

Interest income declined 91.1% to $0.1 million in 1997 from $1.2 million in 1996 due to the transfer of most of the investment portfolio to the Creditors' Trust on the Effective Date of the Plan of Reorganization. The average yield was 5.12% in 1997 compared with 5.17% in 1996.

During 1996, $3.1 million was incurred for reorganization expenses, which included Chapter 11-related professional fees of $1.5 million. Reorganization expenses in 1996 only included expenses through July 31, 1996. There were no reorganization expenses in 1997.

A tax provision of $0.05 million was recorded in 1997 for the alternative minimum tax for federal and state tax expenses compared with a provision of $0.2 million in 1996. In 1997, the Company had pre-tax income of $1.7 million and was able to reduce income taxes by $0.6 million by a reduction in the valuation allowance related to deferred tax assets. Deferred tax assets, net of deferred tax liabilities, amounted to $14.6 million at December 31, 1997. The Company has recorded a related valuation allowance of $14.6 million. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income (losses) and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will not realize the benefits of these deductible differences. See Note 3 to the financial statements.

Net income totaled $1.6 million, or $0.82 per share in 1997 compared with a net loss of $2.2 million in 1996. (The per share computation in 1996 is not meaningful since it would be based on an average of 10,485,427 old Keene shares through July 31, 1996 and 1,998,956 new Reinhold shares beginning August 1,
1996).

During 1997, the Company's Board of Directors changed its investment strategy related to the Retirement Plan Trust. As a result, the market value of the portfolio significantly increased, thereby reducing the excess pension liability by $2.0 million.

The Company's net worth was increased not only by our $1.6 million of net income, but also by this $2.0 million. In future periods, the portfolio results may be adversely affected by fluctuations in the stock market.

LIQUIDITY AND CAPITAL RESOURCES As of December 31, 1997, working capital was $6.3 million, up $2.7 million from December 31, 1996. Cash and cash equivalents of $2.4 million held at December 31, 1997 were $0.9 million higher than cash and cash equivalents held at December 31, 1996, primarily due to $1.6 million of net income and the maturity of $0.2 million of marketable securities offset by $0.2 million paid to Furon related to the Reynolds & Taylor acquisition, an inventory increase of $0.5 million, and $0.4 million paid to the pension trust. Marketable securities of $0.8 million held at December 31, 1997 declined $0.2 million compared with those held at December 31, 1996, primarily due to the maturity of an investment of $0.2 million.

On the Effective Date, the Creditors' Trust and Reinhold entered into a Credit Facility. Pursuant to the terms of the Credit Facility, Reinhold shall have the ability to draw on a $1.5 million line of credit for up to two years, and all obligations incurred thereunder shall be due and payable at the end of the third year. A copy of the Credit Facility is annexed as Exhibit F to the Plan, which was a part of Form 8-K, which was dated June 14, 1996 and filed with the Securities and Exchange Commission on June 28, 1996. To date, there have been no borrowings against this Credit Facility.

During 1997, Reinhold spent approximately $0.4 million on capital expenditures. No Year 2000 costs nor any material capital expenditures are planned for 1998.

Management believes that the available cash, cash flows from operations, and the amount available under the Credit Facility, described above, will be sufficient to fund the Company's operating and capital expenditure requirements.

RECENT ACCOUNTING PRONOUNCEMENTS SFAS No. 128 "Earnings Per Share," SFAS No. 130 "Reporting Comprehensive Income," and SFAS No. 131 "Disclosure about Segments of an Enterprise and Related Information" are discussed in Note 2 to the financial statements.

Reinhold Industries, Inc.

CompositAir

Picture of CompositAir Products

Composites offer the designer versatility of shape and feature. Reinforcements of graphite, aramid, and glass fibers are used to provide products adapted to the needs of business, first class, tourist and regional seating requirements.

Reinhold Industries, Inc.

                         INDEPENDENT AUDITORS' REPORTS
The Board of Directors
Reinhold Industries, Inc.

We have audited the accompanying balance sheets of Reinhold Industries, Inc. (the Company) as of December 31, 1997 and 1996 and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 1997 and the period from August 1, 1996 through December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reinhold Industries, Inc. as of December 31, 1997 and 1996 and the results of its operations and its cash flows for the year ended December 31, 1997 and the period from August 1, 1996 through December 31, 1996 in conformity with generally accepted accounting principles.

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


/s/KPMG Peat Marwick LLP
Los Angeles, California
January 30, 1998

The Board of Directors
Reinhold Industries, Inc.

We have audited the accompanying consolidated statements of operations, stockholders' equity and cash flows of Keene Corporation (the Predecessor Company) and subsidiary for the period from January 1, 1996 through July 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements of Keene Corporation referred to above present fairly, in all material respects, the results of their operations and their cash flows for the period from January 1, 1996 through July 31, 1996 in conformity with generally accepted accounting principles.


/s/KPMG Peat Marwick LLP
Los Angeles, California
January 17, 1997

Reinhold Industries, Inc.

Commercial

Picture of Commercial Products

The Commercial Business Unit manufactures sheet molding compound (SMC) for sale and use in compression molding custom components for swimming pool filter tanks and in-ground lighting fixtures.

Reinhold Industries, Inc.

STATEMENTS OF OPERATIONS
(Amounts in thousands, except for per share data)


                                                       Reorganized Company                            Predecessor Company
                                                       --------------------------------------------   --------------------------
                                                                                       Period from                   Period from
                                                                Year ended   August 1, 1996 through      January 1, 1996 through
                                                        December 31, 1997         December 31, 1996                July 31, 1996
---------------------------------------------------------------------------------------------------   --------------------------
Net sales                                                          $16,232                    6,323                        6,797
Cost of sales                                                       11,533                    4,515                        5,559
---------------------------------------------------------------------------------------------------   --------------------------
   Gross profit                                                      4,699                    1,808                        1,238
Selling, general and administrative expenses                         3,104                    1,445                        1,584
---------------------------------------------------------------------------------------------------   --------------------------
   Operating income (loss)                                           1,595                      363                         (346)
Interest income, net                                                   103                       54                        1,105
---------------------------------------------------------------------------------------------------   --------------------------
   Income before reorganization expenses
      and income taxes                                               1,698                      417                          759
Reorganization expenses                                                  -                        -                        3,139
---------------------------------------------------------------------------------------------------   --------------------------
   Income (loss) before income taxes                                 1,698                      417                       (2,380)
Income taxes                                                            51                       16                          219
---------------------------------------------------------------------------------------------------   --------------------------
   Net income (loss)                                                $1,647                      401                       (2,599)
---------------------------------------------------------------------------------------------------   --------------------------


Basic and diluted earnings per share
Net income                                                            $.82                      .20                        N.M.*
---------------------------------------------------------------------------------------------------   --------------------------
Weighted average common shares outstanding                           1,999                    1,999                        N.M.*
---------------------------------------------------------------------------------------------------   --------------------------

*N.M. not meaningful - historical per share data for the Predecessor Company is not meaningful since the Company has been recapitalized and has adopted fresh-start reporting as of July 31, 1996.

See accompanying notes to financial statements.

Reinhold Industries, Inc.

BALANCE SHEETS
(Amounts in thousands, except share data)
                                                                                     December 31, 1997         December 31, 1996
--------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                                                 $ 2,419                       1,522
   Marketable securities                                                                         750                         250
   Accounts receivable (less allowance for doubtful accounts of $344
      and $501, respectively)                                                                  1,899                       1,823
   Inventories                                                                                 1,975                       1,491
   Prepaid expenses and other current assets                                                     708                         458
--------------------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                     7,751                       5,544
--------------------------------------------------------------------------------------------------------------------------------
Marketable securities                                                                              -                         750

Property and equipment, at cost                                                                7,826                       7,896
   Less accumulated depreciation and amortization                                              3,300                       2,738
--------------------------------------------------------------------------------------------------------------------------------
      Net property and equipment                                                               4,526                       5,158
--------------------------------------------------------------------------------------------------------------------------------

Other assets                                                                                     938                       1,088
--------------------------------------------------------------------------------------------------------------------------------
                                                                                             $13,215                      12,540
--------------------------------------------------------------------------------------------------------------------------------


Liabilities and stockholders' equity
Current liabilities:
   Accounts payable                                                                          $   588                         758
   Accrued expenses                                                                              849                         938
   Amount due to Furon Corp.                                                                       -                         246
--------------------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                                1,437                       1,942
--------------------------------------------------------------------------------------------------------------------------------

Long-term pension liability                                                                      592                       2,591
Other long-term liabilities                                                                    1,846                       2,288

Stockholders' equity:
   Common stock, $.01 par value:
      Class A - authorized 1,480,000 shares; issued and outstanding 978,956 shares                10                          10
      Class B - authorized 1,020,000 shares; issued and outstanding 1,020,000 shares              10                          10
   Additional paid-in capital                                                                  7,791                       7,791
   Retained earnings                                                                           2,048                         401
   Additional pension liability in excess of unrecognized prior service cost                    (519)                     (2,493)
--------------------------------------------------------------------------------------------------------------------------------
      Net stockholders' equity                                                                 9,340                       5,719

Commitments and contingencies
--------------------------------------------------------------------------------------------------------------------------------
                                                                                             $13,215                      12,540
--------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

Reinhold Industries, Inc.

STATEMENTS OF CASH FLOWS
(Amounts in thousands)
                                                            Reorganized Company                           Predecessor Company
                                                            -------------------------------------------   -----------------------
                                                                                            Period from               Period from
                                                                   Year ended    August 1, 1996 through   January 1, 1996 through
                                                            December 31, 1997         December 31, 1996             July 31, 1996
-------------------------------------------------------------------------------------------------------   -----------------------
Cash flows from operating activities:
   Net income (loss)                                                   $1,647                       401                    (2,599)
   Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities:
      Depreciation and amortization                                       844                       285                       455
      Obligations subject to Chapter 11 proceedings,
      including reorganization cost                                         -                         -                   (15,131)
      Assets transferred to Creditors' Trust                                -                         -                    42,561
      Charges due to reorganization activities                              -                         -                   (34,118)
      Change in assets and liabilities:
         Accounts receivable, net                                         (76)                     (151)                     (497)
         Inventories                                                     (484)                     (159)                        -
         Other current assets                                            (250)                     (159)                    1,654
         Other assets                                                      26                       (32)                     (155)
         Accounts payable                                                (170)                     (332)                      123
         Accrued expenses                                                 (89)                      358                      (379)
         Other, net                                                      (205)                     (102)                      263
-------------------------------------------------------------------------------------------------------   -----------------------
Net cash provided by (used in) operating activities                     1,243                       109                    (7,823)
-------------------------------------------------------------------------------------------------------   -----------------------

Cash flows used in investing activities:
   Proceeds from sale of marketable securities                            250                       351                    12,457
   Proceeds from sale of equipment                                          -                         -                        10
   Capital expenditures                                                  (350)                     (207)                     (153)
-------------------------------------------------------------------------------------------------------   -----------------------
Net cash (used in) provided by investing activities                      (100)                      144                    12,314
-------------------------------------------------------------------------------------------------------   -----------------------

Cash flows from financing activities:
   Repayment of notes payable                                               -                         -                      (475)
   Cash paid for acquisition of Reynolds and Taylor                      (246)                        -                      (206)
   Cash distributions at date of consummation                               -                         -                   (23,393)
-------------------------------------------------------------------------------------------------------   -----------------------
Net cash used in financing activities                                    (246)                        -                   (24,074)
-------------------------------------------------------------------------------------------------------   -----------------------

Net increase (decrease) in cash and cash equivalents                      897                       253                   (19,583)
-------------------------------------------------------------------------------------------------------   -----------------------

Cash and cash equivalents at beginning of period                        1,522                     1,269                    20,852
-------------------------------------------------------------------------------------------------------   -----------------------

Cash and cash equivalents at end of period                             $2,419                     1,522                     1,269
-------------------------------------------------------------------------------------------------------   -----------------------

Supplementary  disclosures of cash flow  information
   Cash paid during the period for:
      Income taxes                                                     $   30                        -                        194
      Interest                                                         $    -                        -                         45
-------------------------------------------------------------------------------------------------------   -----------------------

See accompanying notes to financial statements.

Reinhold Industries, Inc.

STATEMENTS OF STOCKHOLDERS' EQUITY
(Amounts in thousands, except share data)
                                                               Common stock                                  Common stock
                                                               $0.01 par value                               $0.0001 par value
                                                               -------------------------------------------   --------------------
                                                               Shares       Amount      Shares      Amount   Shares        Amount
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                                          --         --          --        --      10,441,960        $1

Net loss for the period January 1, 1996 through July 31, 1996       --         --          --        --              --        --

Stock options exercised                                             --         --          --        --         304,275        --
Impact of reorganization:
     Elimination of former equity interests related to
      emergence from bankruptcy                                     --         --          --        --     (10,746,235)       (1)
     Issuance of new equity interests related to
      from bankruptcy                                          978,956         10   1,020,000        10              --        --

Net income for the period August 1, 1996 through
    December 31, 1996                                               --         --          --        --              --        --

Increase in additional pension liability in excess of
    unrecognized prior service cost                                 --         --          --        --              --        --

---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                                     978,956         10   1,020,000        10              --        --

Net income for the year ended December 31, 1997                     --         --          --        --              --        --

Decrease in additional pension liability in excess of
    unrecognized prior service cost                                 --         --          --        --              --        --

---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                                     978,956         10   1,020,000        10              --        --
---------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

                                       12

Reinhold Industries, Inc

                                                          Additional pension liability
                                   Retained earnings         in excess of unrecognized
Additional paid-in capital     (accumulated deficit)                prior service cost    Net stockholders' equity
------------------------------------------------------------------------------------------------------------------------------------
                   120,286                  (75,883)                           (2,414)                      41,990

                        --                   (2,599)                               --                       (2,599)

                       124                       --                                --                          124


                  (120,410)                  78,482                                --                      (41,929)

                     7,791                       --                                --                        7,811


                        --                      401                                --                          401


                        --                       --                               (79)                         (79)

---------------------------------------------------------------------------------------------------------------------------
                     7,791                      401                            (2,493)                       5,719

                        --                    1,647                                --                        1,647


                        --                       --                             1,974                        1,974

---------------------------------------------------------------------------------------------------------------------------
                     7,791                    2,048                              (519)                       9,340
---------------------------------------------------------------------------------------------------------------------------



Reinhold Industries, Inc.

NOTES TO FINANCIAL STATEMENTS
Year ended December 31, 1997, period from January 1, 1996, through July 31, 1996, and the period from August 1, 1996, through December 31, 1996.

1 ORGANIZATION
DESCRIPTION OF BUSINESS Reinhold Industries, Inc. (Reinhold or the Company) is a manufacturer of advanced custom composite components and sheet molding compounds for a variety of applications. Reinhold derives revenues from the United States defense contract industry, the aerospace industry, and other commercial industries.

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

On July 31, 1996 (the Effective Date), Keene consummated its Plan of Reorganization under the Bankruptcy Code (the Plan) and emerged from bankruptcy. On the Effective Date, Reinhold was merged into and with Keene, with Keene becoming the surviving corporation. Pursuant to the merger, all of the issued and outstanding capital stock of Reinhold was canceled. Keene, as the surviving corporation of the merger, was renamed Reinhold. On the Effective Date, Reinhold issued 1,998,956 shares of Common Stock, of which 1,020,000 of Class B Common Stock was issued to the Trustees of a Creditors' Trust (the Creditors' Trust) set up to administer Keene's asbestos claims. The remaining 978,956 shares of Class A Common Stock were issued to Keene's former stockholders as of record date, June 30, 1996. All of Keene's previous outstanding Common Stock was canceled.

The payments and distributions made to the Creditors' Trust pursuant to the terms and conditions of the Plan were made in complete satisfaction, release and discharge of all claims and demands against, liabilities of, liens on, obligations of and interest in Reinhold (Reorganized Company).

FRESH-START REPORTING Pursuant to the guidelines provided by the American Institute of Certified Public Accountants in Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (SOP 90-7), the Company adopted fresh-start reporting as of the close of business on July 31, 1996. The Company adopted fresh-start reporting because holders of existing shares immediately before filing and confirmation of the Plan received less than 50% of the voting shares of the emerging entity, and the Company's reorganized value is less than its postpetition liabilities and allowed claims. None of the assets or liabilities were revalued at the Effective Date because the book value of the assets and liabilities approximated their fair value.

2  SUMMARY  OF  SIGNIFICANT   ACCOUNTING  POLICIES  AND  PRACTICES
PRINCIPLES OF CONSOLIDATION The accompanying financial statements as of December 31, 1997 and 1996, for the year ended December 31, 1997, and for the five-month period ended December 31, 1996 include the accounts of Reinhold. The accompanying financial statements for the seven-month period ended July 31, 1996 include the accounts of Keene Corporation and subsidiary (Predecessor Company). All material intercompany accounts and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS The Company considers cash in banks, commercial paper, demand notes, and similar short-term investments purchased with maturities of less than three months as cash and cash equivalents for the purpose of the statements of cash flows.

Cash and cash equivalents consist of the following (in thousands):
                            December 31, 1997  December 31, 1996
----------------------------------------------------------------
Cash in banks                          $  504                459
Money market funds                      1,915              1,063
----------------------------------------------------------------
Total                                  $2,419              1,522
----------------------------------------------------------------

INVENTORIES Inventories are stated at the lower of cost or market on a first-in, first-out (FIFO) basis. Inventoried costs relating to long-term contracts and programs are stated at the actual production costs, including factory overhead, initial tooling, and other related nonrecurring costs incurred to date, reduced by amounts related to revenue recognized on units delivered.

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

Amounts  billed to  contractors  of the U.S.  Government  included  in  accounts
receivable   at  December  31,  1997  and  1996  were   $647,000  and  $887,000,
respectively.

Reinhold Industries, Inc.

NOTES TO FINANCIAL STATEMENTS (CON'T)

MARKETABLE SECURITIES The Company adopted provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Debt and Equity Securities" at December 31, 1994. Under SFAS No. 115, the Company must classify its debt and marketable equity securities in one of three categories: trading, available-for-sale, or held-to-maturity.

Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Declines in the market value of available-for-sale securities deemed to be other than temporary result in charges to current earnings and establishment of a new cost basis.

At December 31, 1997 and 1996, the Company's marketable securities consist principally of highly liquid U.S. Government Treasury notes and bills with various maturity dates through 1998. The Company has classified all of its marketable securities as available-for-sale. At December 31, 1997 and 1996, unrealized holding gains or losses were immaterial.

Proceeds from the sale of marketable securities available for sale were $250,000 during the year ended December 31, 1997, $351,000 during the five months ended December 31, 1996, and $12,457,000 during the seven months ended July 31, 1996. Gross realized gains and losses included in income in 1997 and 1996 were immaterial.

PROPERTY AND EQUIPMENT The Company depreciates property and equipment principally on a straight-line basis based on estimated useful lives. Leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the asset.

Property and equipment, at cost, consists of the following (in thousands):

                                                   Useful life  December 31, 1997    December 31, 1996
------------------------------------------------------------------------------------------------------
Undeveloped land                                   -                     $    900                  900
Leasehold improvements                             5-6 years                  836                1,093
Machinery and equipment                            5-25 years               5,553                5,359
Furniture and fixtures                             3-10 years                 523                  404
Construction in process                            -                           14                  140
------------------------------------------------------------------------------------------------------
                                                                            7,826                7,896
Less accumulated depreciation and amortization                              3,300                2,738
------------------------------------------------------------------------------------------------------
                                                                          $ 4,526                5,158
------------------------------------------------------------------------------------------------------

When property is sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the statement of operations.

Maintenance and repairs are expensed as incurred. Renewals and betterments are capitalized.

OTHER ASSETS Other assets consist primarily of goodwill. Goodwill represents the excess of purchase price over fair value of net assets acquired, and is amortized on a straight-line basis over the expected periods to be benefited, 10 years. Goodwill and related accumulated amortization included in other assets at December 31, 1997 and 1996 amounted to $1,118,000 and $252,000, and $1,118,000 and $130, 000, respectively.

On March 2, 1992, the Company acquired Reynolds & Taylor, Inc. (R&T) from Furon Company (Furon). The acquisition was accounted for as a purchase. The acquisition agreement provided that Reinhold was required to pay additional cash consideration over the years ended December 31, 1992 through December 31, 1996 (inclusive). The final payment for the year ended December 31, 1996 was $246,000, resulting in an increase in goodwill. This amount was paid in January 1997.

INCOME TAXES The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Reinhold Industries, Inc.

NOTES TO FINANCIAL STATEMENTS (CON'T)

EARNINGS PER SHARE The Company adopted the provisions of SFAS No. 128 "Earnings Per Share" during the quarterly period ending December 31, 1997. This statement specifies new standards designed to improve the earnings per share information provided in financial statements by simplifying the existing computational guidelines, revising the disclosure and increasing the comparability of earnings per share data on an international basis. Adoption of SFAS No. 128 had no impact on the current year's calculation or previously reported amounts, as the Company has no dilutive securities.

STOCK OPTION PLAN Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board
(APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123, if required. All stock options granted by the Company were prior to January 1, 1995; accordingly, pro forma disclosures are not required until such time as the Company grants additional stock options under the new stock plan, as described in Note 5 to the financial statements.

PENSION AND OTHER POSTRETIREMENT PLANS The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's compensation during the last years of service before retirement. The cost of this program is being funded currently.

USE OF ESTIMATES Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and income and expense to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF The Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," on January 1, 1996. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles including goodwill be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell. Adoption of SFAS No. 121 did not have a material impact on the Company's financial position, results of operations or liquidity.

RECENT ACCOUNTING PRONOUNCEMENTS The Company intends to adopt SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" in 1998. Both Standards will require additional disclosure, but will not have any effect on the Company's financial position or results of operations. SFAS No. 130 establishes standards for reporting and display of comprehensive income and is expected to be reflected in the Company's first quarter of 1998 interim financial statements. Components of comprehensive income include items such as net income and changes in value of available-for-sale securities. SFAS No. 131 changes the way companies report segment information and requires segments to be determined based upon how management measures performance and makes decisions about allocating resources. SFAS No. 131 will be reflected in the Company's 1998 Annual Report.

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

Reinhold Industries, Inc.

3 INCOME TAXES

The income tax provision consists of (in thousands):
                                                        Reorganized Company                            Predecessor Company
                                                        -------------------------------------------    -------------------------
                                                                                        Period from                  Period from
                                                               Year ended    August 1, 1996 through      January 1, 1996 through
                                                        December 31, 1997         December 31, 1996                July 31, 1996
---------------------------------------------------------------------------------------------------    -------------------------
Federal                                                             $  39                         -                            -
State                                                                  12                        16                          219
Deferred                                                                -                         -                            -
---------------------------------------------------------------------------------------------------    -------------------------
Total                                                               $  51                        16                          219
---------------------------------------------------------------------------------------------------    -------------------------


The  income tax  expense  for the years  ended  December  31,  1997 and 1996 was
$51,000 and $235,000,  respectively,  and differed from the amounts  computed by applying the U.S.  Federal  income tax rate of 35% to pretax  income (loss) as a result of the following (in thousands):
                                                        Reorganized Company                            Predecessor Company
                                                        ------------------------------------    -------------------------
                                                                                        Period from                  Period from
                                                               Year ended    August 1, 1996 through      January 1, 1996 through
                                                        December 31, 1997         December 31, 1996                July 31, 1996
---------------------------------------------------------------------------------------------------    -------------------------
Statutory taxes at Federal rate                                     $ 594                       146                         (832)
Federal and State Alternative Minimum Tax                              51                         -                            -
State taxes,  net of Federal tax benefits                               -                        10                          142
Reduction of net operating loss                                         -                         -                       25,027
Change in  valuation  allowance                                      (643)                     (155)                     (24,124)
Other                                                                  49                        15                            6
---------------------------------------------------------------------------------------------------    -------------------------
Total provision for income tax expense                             $   51                        16                          219
---------------------------------------------------------------------------------------------------    -------------------------


The significant components of deferred income tax benefit were as follows (in thousands):

                                                        Reorganized Company                            Predecessor Company
                                                        -------------------------------------------    -------------------------
                                                                                        Period from                  Period from
                                                               Year ended    August 1, 1996 through      January 1, 1996 through
                                                        December 31, 1997         December 31, 1996                July 31, 1996
---------------------------------------------------------------------------------------------------    -------------------------
Current  deferred tax benefit                                        $643                       155                       24,124
Change in valuation allowance for deferred tax asset                 (643)                     (155)                     (24,124)
---------------------------------------------------------------------------------------------------    -------------------------
Total deferred tax benefit                                           $  -                         -                            -
---------------------------------------------------------------------------------------------------    -------------------------


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities based on an effective tax rate of 35% are presented below:

                                                        December 31, 1997         December 31, 1996
---------------------------------------------------------------------------------------------------
Deferred  tax  assets:
Adjustments  from  quasi-reorganization                           $   595                     2,404
Net operating  loss  carryforwards                                 13,416                    12,365
Inventory  reserves                                                   363                        49
Other reserves                                                        886                       972
---------------------------------------------------------------------------------------------------
Total gross deferred tax assets                                    15,260                    15,790

   Less valuation allowance                                       (14,593)                  (15,236)
---------------------------------------------------------------------------------------------------
      Net deferred tax assets                                         667                       554
---------------------------------------------------------------------------------------------------

Deferred tax liabilities:
   Pension                                                           (207)                      (76)
   Depreciation                                                      (460)                     (478)
---------------------------------------------------------------------------------------------------
      Total gross deferred tax liabilities                           (667)                     (554)
---------------------------------------------------------------------------------------------------
      Net deferred tax assets                                     $     -                         -
---------------------------------------------------------------------------------------------------

Reinhold Industries, Inc.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will not realize the benefits of these deductible differences at December 31, 1997.

At December 31, 1997 and 1996, the Company had generated net operating loss carryovers for Federal income tax purposes of approximately $38,331,000 and $39,976,000, respectively. The Company may utilize these net operating losses by carrying them forward to offset future Federal taxable income, if any, through 2011.

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

4 STOCKHOLDERS' EQUITY
Common stock consists of 2,500,000 authorized shares, $.01 par value per share, of which 1,020,000 shares of Class B and 978,956 of Class A were issued and outstanding at December 31, 1997 and 1996. At such time as the Class B Common Stock shall represent less than 10% of the aggregate shares of Common Stock then outstanding, all the shares of the Class B Common Stock shall convert to Class A Common Stock.

5 STOCK OPTIONS
Prior to the Effective  Date, the Company had a stock  incentive plan (the Stock
Plan) that was established in 1990. The number of common shares subject to awards under the Stock Plan could not exceed 1,000,000 shares. The Stock Plan permitted the Board of Directors of the Company to grant nonqualified common stock options to key employees and directors at not less than either the fair market value per share or the book value per share on the date of grant. Options granted expired ten years from date of grant and were exercisable at the rate of 25% per year commencing one year after date of grant for employees and 33 1/3% per year commencing one year after date of grant for directors. All options were extinguished on the Effective Date.

Changes in stock  options at  December  31,  1996 were as  follows:

Outstanding options, beginning of year                  639,000
Options  exercised between $.03 and $.25 per share     (304,275)
Options granted between $.03 and $.25 per share               -
Options canceled between $.03 and $1.75 per share      (334,725)
---------------------------------------------------------------
Outstanding options, end of year                              -
---------------------------------------------------------------

As of the Effective Date, the Company established a new stock incentive plan (the New Stock Plan) for key employees. The New Stock Plan permits the grant of stock options, stock appreciation rights, and restricted stock. The total number of shares of stock subject to issuance under the New Stock Plan may not exceed 100,000. The maximum number of shares of stock with respect to which options or stock appreciation rights may be granted to any eligible employee during the term of the New Stock Plan may not exceed 10,000. The shares to be delivered under the New Stock Plan may consist of authorized but unissued stock or treasury stock not reserved for any other purpose.

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

The Committee, in its discretion, in connection with grant of an option, may grant to the optionee stock appreciation rights (SARs). A SAR will entitle the holder of the related option, upon exercise of the stock appreciation right, to surrender such option and receive payment of an amount determined by multiplying
(i) the excess of the fair market value of a share of stock on the date of exercise of such SAR over the purchase price of a share of stock under the related option, by (ii) the number of shares as to which the SARs have been exercised.

The Committee may grant shares of restricted stock to eligible employees and in such amounts as it shall determine in its sole discretion.

No options, SARs or restricted stock were granted under the New Stock Plan.

Reinhold Industries, Inc.

6 PENSION PLAN
The Company has a pension plan covering substantially all employees. The benefits paid under the pension plan generally are based on an employee's years of service and compensation during the last years of employment. Annual contributions made to the pension plan are determined in compliance with the minimum funding requirements of ERISA, using a different actuarial cost method and different actuarial assumptions than are used for determining pension expense for financial reporting purposes. Annual contributions to the plan are made in amounts approximately equal to the amounts accrued for pension expense. Plan assets consist principally of publicly traded equity and debt securities.

Net pension cost included the following (in thousands):
                                                        Reorganized Company                            Predecessor Company
                                                        -------------------------------------------    -------------------------
                                                                                        Period from                  Period from
                                                               Year ended    August 1, 1996 through      January 1, 1996 through
                                                        December 31, 1997         December 31, 1996                July 31, 1996
---------------------------------------------------------------------------------------------------    -------------------------
Service cost                                                         $ 96                        51                           71
Interest cost on benefits earned in prior years                       846                       353                          495
Return on assets:
   Actual gain                                                     (2,989)                     (228)                        (319)
   Deferred gain (loss)                                             2,150                      (108)                        (149)
---------------------------------------------------------------------------------------------------    -------------------------
       Expected return                                               (839)                     (336)                        (468)
---------------------------------------------------------------------------------------------------    -------------------------

Amortization of net obligation at transition                           20                         8                           12
Amortization of net loss                                              112                        52                           71
---------------------------------------------------------------------------------------------------    -------------------------
Net pension cost                                                     $235                       128                          181
---------------------------------------------------------------------------------------------------    -------------------------

The funded status of the plan was as follows (in thousands):

Estimated amounts of assets required to provide funds for future payment of accumulated benefits based on employment service to date and present pay levels:
                                                         December 31, 1997          December 31, 1996
-----------------------------------------------------------------------------------------------------
      Vested                                                       $11,571                     11,651
      Non-vested                                                        56                         67
-----------------------------------------------------------------------------------------------------
         Accumulated benefit obligation                             11,627                     11,718

Additional amounts related to projected pay increases                  185                        229
-----------------------------------------------------------------------------------------------------
         Projected benefit obligation                               11,812                     11,947

Actual amount of assets available for benefits at fair value        11,432                      9,311
-----------------------------------------------------------------------------------------------------
         Assets (less than) projected benefit obligation              (380)                    (2,636)

Unrecognized prior service cost                                          8                         14
Unrecognized net obligation at transition                               65                         85
Unrecognized net loss                                                  704                      2,722
-----------------------------------------------------------------------------------------------------
         Prepaid pension cost at September 30,                         397                        185

Fourth quarter accruals                                                (59)                       (77)
Fourth quarter contributions                                           139                        174
-----------------------------------------------------------------------------------------------------
         Prepaid pension cost at December 31,                       $  477                        282
-----------------------------------------------------------------------------------------------------
         Additional minimum liability at December 31,               $ (592)                    (2,591)
-----------------------------------------------------------------------------------------------------


Assumptions used in accounting for the pension plan were:
                                                         December 31, 1997          December 31, 1996
-----------------------------------------------------------------------------------------------------
Discounted rate                                                        7.5%                       7.5%
Rate of increase in compensation levels                                5.0                        5.0
Expected long-term rate of return on assets                            9.0                        9.0
-----------------------------------------------------------------------------------------------------

Reinhold Industries, Inc.

The unrecognized prior service cost and the unrecognized net loss are being amortized on a straight-line basis over the average future service of employees expected to receive benefits under the plans. The unrecognized net obligation at transition is being amortized on a straight-line basis over 15 years.

7 COMMITMENTS AND CONTINGENCIES
LEASES The Company leases certain facilities and equipment under operating leases expiring through 2002. Total rental expense on all operating leases approximated $447,000 and $712,000 for 1997 and 1996, respectively.


Minimum future rental commitments under noncancelable operating leases at December 31, 1997 are as follows (in thousands):

1998                                                   $  454
1999                                                      449
2000                                                      254
2001                                                      104
2002                                                       44
-------------------------------------------------------------
                                                       $1,305
-------------------------------------------------------------


LEGAL PROCEEDINGS The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the Company's financial position, results of operations, or liquidity.

8 BUSINESS AND CREDIT CONCENTRATIONS
As the United States Government continues to reduce budget allocations for defense expenditures, sales to customers operating in the defense contract industry may be adversely affected. The Company has been successful in replacing sales lost to customers in the defense contract industry with companies operating in the aerospace and other commercial industries. Changes in the marketplace of any of the above-named industries may significantly affect management's estimates and the Company's performance.

The Company's principal customers are prime contractors to the U.S. Government and aircraft seat manufacturers. Sales to each customer that exceed 10% of total net sales for the periods presented were as follows (in thousands):

                                                        Reorganized Company                            Predecessor Company
                                                        -------------------------------------------    -------------------------
                                                                                        Period from                  Period from
                                                                Year ended   August 1, 1996 through      January 1, 1996 through
                                                        December 31, 1997         December 31, 1996                July 31, 1996
---------------------------------------------------------------------------------------------------    -------------------------
B/E Aerospace                                                     $ 5,736                     2,216                        3,308
Alliant Techsystems                                                 1,929                     1,300                            *
Recaro Aircraft Seating                                             2,173                         *                            *
---------------------------------------------------------------------------------------------------    -------------------------

*Sales to these customers were less than 10% of total net sales for the period.


B/E Aerospace accounted for approximately 25% of the Company's accounts receivable balance before any adjustments for the allowance for doubtful accounts, Recaro Aircraft Seating accounted for approximately 15%, Alliant Techsystems accounted for approximately 14%, and Thiokol Corporation accounted for approximately 12% . No other customer exceeded 10% of the Company's gross accounts receivable balance. The Company estimates an allowance for doubtful accounts based on the creditworthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company's estimate of its bad debts.

Reinhold Industries, Inc.

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
Rose, Klein & Marias            2 Broadway
                                New York, New York 10004       INDEPENDENT AUDITORS
CORPORATE OFFICERS                                             KPMG Peat Marwick LLP
Michael T. Furry                ANNUAL MEETING                 725 South Figueroa Street
President and CEO               The Annual Stockholders'       Los Angeles, CA 90017
                                Meeting will be held at the
Brett R. Meinsen                offices of Reinhold
Vice-President - Finance        Industries, Inc.
Administration, Treasurer and   12827 East Imperial Hwy       ATTORNEYS
Secretary                       Santa Fe Springs, CA          Petillon & Hansen
                                on May 1, 1998 at 10:00 a.m.  1260 Union Bank Tower
                                                              21515 Hawthorne Boulevard
                                                              Torrance, California 90503

                                                              Wapnick & Alvarado
                                                              11268 W. Washington Blvd.
                                                              Suite 200
                                                              Culver City, CA 90230


STOCKHOLDER INFORMATION

Market Price                                  High        Low
---------------------------------------------------------------------------------------------------------------------------
First Quarter ended March 31, 1997             3 1/2      2 7/8
Second Quarter ended June 30, 1997             3 3/4      3
Third Quarter ended September 30, 1997         6 5/8      3 9/16
Fourth Quarter ended December 31, 1997        10          6

The Class A Common Stock of the Company is listed on the OTC Bulletin Board under the ticker symbol RNHDA. The table above sets forth the high and low sale prices of the Company's Class A Common Stock for each of the quarterly periods for the year ended December 31, 1997.

Reinhold Industries, Inc.
12827 East Imperial Highway
Santa Fe Springs, CA 90670
562 944-3281