Form 10KSB40, Exhibit 13
period 1998-12-31
REINHOLD INDUSTRIES INC/DE/
filed 1999-03-26
CIK 862255

Reinhold Industries, Inc.
                                                              1998 Annual Report

                             for the next millennium
                                 a global vision

Picture of Board of Directors

Reinhold Industries Board of Directors
(left to right): Chairman of the Board
Lawrence H. Diamond, President and
Chief Executive Officer Michael T. Furry, and Director Robert B. Steinberg.

replacing metal
                           with advanced composites
         where light weight,
                                    corrosion resistance,
                           or complex shapes are required

Reinhold Industries, Inc. and Subsidiary

Selected Financial Data

                                                       1998      1997       1996      1995      1994

-------------------------------------------------------------------------------------------------------------------
Summary of operations (in thousands)
Net sales                                         $  25,996    16,232     13,120    11,122    14,824
Gross profit                                      $   6,503     4,699      3,046     1,728     4,579
Operating income (loss)                           $   2,196     1,595         17    (1,832)    1,628
Interest (expense) income, net                    $     (17)      103      1,159     2,202     2,108
Reorganization expenses                           $      -         -       3,139     9,492    11,230
Net income (loss)                                 $   2,138     1,647     (2,198)   (8,983)   (7,792)

-------------------------------------------------------------------------------------------------------------------
Year end position (in thousands)
Cash and marketable securities                    $   3,622     3,169      2,522    34,660    42,833
Working capital                                   $   8,961     6,314      3,602    39,105    48,682
Net property and equipment                        $   5,476     4,526      5,158     5,607     6,201
Total assets                                      $  20,215    13,215     12,540    64,705    75,321
Long-term debt                                    $   1,550         -          -         -         -
Long-term liabilities                             $   4,124     2,438      4,879     4,733     4,259
Stockholder equity                                $   9,698     9,340      5,719    41,990    51,251

-------------------------------------------------------------------------------------------------------------------
Per share data Net income (loss):
Basic & diluted (Note 1)                          $    1.07       0.82      N.M.*   (0.86)     (0.75)
Stockholders' equity                              $    4.85       4.67      2.86     4.02       4.91
Market price range: (Note 2)
High                                              $    9 1/4     10         4 1/8     N.M.*      N.M.*
Low                                               $    5 1/2      2 7/8     3 1/4     N.M.*      N.M.*

-------------------------------------------------------------------------------------------------------------------
Other data (in thousands except stockholder & employee data)
Orders on hand                                    $  16,194     5,989      4,935     6,635     3,514
Average shares outstanding                            1,999     1,999     Note 1    10,442    10,442
Average number of common stockholders                 1,808     1,951      2,099     2,396     2,434
Average number of employees                             220       124        105       104       119


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


See management analysis and Note 1 to the consolidated financial statements for discussion of Chapter 11 bankruptcy proceedings and the Effective Date of the Fourth Amended Plan of Reorganization.

*N.M. - Not Meaningful

Reinhold Industries, Inc. and Subsidiary

Picture of Michael T. Furry

Michael T. Furry
President and CEO

To Our Stockholders

ACQUISITION SYNERGY In 1998, Reinhold added significantly to its sales, manufacturing skill base, and profitability through the purchase of certain assets and liabilities of Courtaulds Aerospace in the United Kingdom. Following its acquisition in April, this new business unit was re-named NP Aerospace.

The acquisition of Courtaulds was first pursued because of our mutual presence in the aircraft seating business. In the process of due diligence, a much greater potential for synergism than first appeared was uncovered. We found a skilled work force and latent leadership ready to be absorbed in the Reinhold culture of an enlightened work ethic, a sense of controlled urgency, and targeted financial goals. They needed no more motivation than a well-articulated vision of our combined possibilities.

While our financial performance with NP Aerospace for the first eight months has exceeded our forecast, the primary benefits of the acquisition will be long range: the broadening of our market base and the illumination of ways to economize in manufacturing and distribution. Already the fusion of technology in combining two unique processes related to seat back structure manufacturing has resulted in the realization of our goal of a better product at a lower cost. We expect this hybrid process to have a positive impact on production as early as 1999.

A new niche market that NP Aerospace has brought to the Reinhold products portfolio is ballistic protection products, including military helmets for ground forces and air crews, armored vehicles, body armor, and ballistic shields.

NP Aerospace also occupies a niche in the market for our structural composite family of products with medical radiation therapy tables, and products for the trade molding market for the lighting, communications, United Kingdom defense, and automotive after-market industries.

REINHOLD IN THE GLOBAL MARKETPLACE The effect of this acquisition is that Reinhold has become a global company. The prospect of a broad base of diverse industries being served by an accomplished assembly of composites manufacturing experts has become a reality.

Wherever lighter weight, corrosion resistance, or a more complex shape of a manufactured component is needed, a change from metal to advanced composites may be indicated. Where it is, there is both need and opportunity for Reinhold.

Reinhold revenue is currently derived from four business units: Aerospace (USA), Commercial (USA), CompositAir (USA), and NP Aerospace (UK).

Aerospace products are made of structural and ablative (heat absorbing) composites and are related to the solid rocket propulsion industry. Most of them are sold directly or indirectly to the United States Defense Department. With few exceptions, these products cannot be sold outside the United States.

The Commercial business unit serves a regional swimming pool filter customer, the USA lighting market, and various other commercial customers. All products are made using Reinhold manufactured Sheet Molding Compound (SMC) as the molding raw material. This unit operates in highly competitive markets where freight costs are significant.

The opportunity for international sales for these products is slight but some sales could result from duplicating their manufacture at the NP Aerospace plant in the United Kingdom.

The strategy of acquiring NP Aerospace to become a global supplier of aircraft seat backs has already begun to have a positive impact on our business. In 1997, CompositAir (USA) secured a major contract from a European manufacturer of commercial aircraft seating. The contract was completed satisfactorily, but follow-up business was lost to an "in-country" supplier because of our excessive freight costs and logistic difficulties. Now, that business has been recaptured because of the combined design and engineering skills of CompositAir and the manufacturing capability and proximity of NP Aerospace.

Composite commercial seat back structures will continue to provide opportunity for expansion. NP Aerospace has established a good reputation in the United Kingdom serving companies in England and Northern Ireland. We have expanded our marketing staff for seating products to secure business from other European manufacturers. These sales and marketing efforts are designed to highlight the benefits of using composites to replace aluminum for seat back structures because of lower weight and more freedom for designers to utilize shapes that address ergonomic considerations.

NP Aerospace has a long-standing international presence as a result of their ballistic protection products. There is a significant international demand for these products outside of the United Kingdom. They are sold to other European countries, Africa, and Asia. We expect sales of ballistic and specialty helmets to represent a major portion of our business for the next several years.

In the near term, the synergy of the CompositAir and NP Aerospace business units in the engineering, manufacturing, and marketing of composite seat backs will provide the most tangible benefits of our global presence.

PERFORMANCE IN 1998 Net sales increased by 60%, from $16.2 million in 1997 to $26.0 million in 1998. The increase is attributable to the acquisition of NP Aerospace ($8.9 million), and increased sales by Compositair ($0.6 million) and Commercial ($0.5 million), offset by lower Aerospace sales ($0.2 million). Backlog increased 170%, from $6.0 million in 1997 to $16.2 million in 1998, due mainly to the NP Aerospace acquisition.

Gross  profit  increased  from $4.7  million in 1997 to $6.5 million in 1998 but dropped as a percentage of sales from 28.9% in 1997 to 25.0% in 1998. The percentage decrease primarily reflects lower sales by Aerospace(USA), whose products have comparatively higher gross margins, and the inclusion of sales by NP Aerospace, a lower gross margin business. There were also production inefficiencies at CompositAir and lower positive material variances for Aerospace products than in 1997.

Selling, general and administrative expenses were $4.3 million in 1998 (16.6% of sales) compared with $3.1 million in 1997 (19.1% of sales). The dollar increase is primarily attributable to added headcount and the one-time costs of facilities consolidation at our new subsidiary in the United Kingdom.

Net income in 1998 was $2.1 million, $1.07 per share, compared with $1.6 million, $0.82 per share, in 1997.

During 1997, the Company's Board of Directors changed its investment strategy related to the Retirement Plan Trust. As a result, the market value of the portfolio increased by $2.0 million, thereby reducing the excess pension liability and increasing the company's net worth by $2.0 million. In 1998, the impact of a drop in long-term interest rates used in calculating our Plan funding requirements as well as fluctuations in the stock market decreased both portfolio value and the Company net worth by $1.7 million.

PROJECTIONS FOR 1999 AND BEYOND Sales and profit growth for the past two years have been good. We believe that the trend will continue in CY1999. Such results depend on committed people and have been realized because of a team of workers and management who embrace the Reinhold philosophy of fewer people working harder and smarter in the pursuit of excellence.

In 1998 we doubled our headcount with the acquisition of NP Aerospace. Our new teammates have shown early enthusiasm for the Reinhold philosophy. Our challenge will be to attract leaders who will enable us to continue double-digit sales and profit growth. Unfortunately, we lost two valued business unit managers in the US in 1998. We shall miss them, but we have promoted from within to replace them with good results.

All business units are on track for 1999. Aerospace activity is better than expected. CompositAir continues to ship at a record pace. We expect moderate sales growth and higher profits from the Commercial business unit, and early indications are good for NP Aerospace.

For the past decade, Reinhold has experienced a significant decline in Defense related business. In response, we have acquired companies that served markets and supplied products not indigenous to Reinhold. We have done this to increase sales and profit in lieu of the more costly and risky attempt to develop new products internally. In 1998, more than 70% of revenue was derived from acquired businesses.

Our strategy is to acquire companies most likely to benefit from our operational and financial management methods. Our Return On Capital Employed (ROCE) objective is above 15%. Our 1998 ROCE was 18%. Based on the results we have achieved in identifying, acquiring at the right price, and turning companies around, we will continue to seek acquisition candidates to expand Reinhold's presence in growing markets.

The support of our customers and suppliers and the commitment of our employees is indispensable to our continued success. To all of you, we express our thanks.




/s/ Michael T. Furry
Michael T. Furry
President and Chief Executive Officer
March 3, 1999

Picture

Combat helmet shell being removed from a mold.

NP Aerospace manufactures ballistic helmets for the U.K. Ministry of Defense, governments throughout Europe, and third world countries. Composite helmets offer light weight and ballistic protection superior to the metal helmets they replace.

Picture

                                     helmets
                                       uk

Tough light weight Helicopter Users Helmet being inspected.
                                                                               5

Picture
                                    aerospace
                                       usa

Whether designing and manufacturing components to power communication satellites into orbit or building strong but lightweight aerospace structural components, Reinhold is helping to shape the 21st century.

Picture

The quality and attention to detail necessary for successful space components is present in every Reinhold process.

Reinhold Industries has been a pioneer in building components for space exploration since the earliest days of the U.S. space program. Reinhold built ablative (heat absorbing) hardware for satellite launch and propulsion systems such as Thor Delta and Castor II and IV as well as components for the manned Gemini and Apollo programs, including the LEM-D engine that took the Apollo astronauts from orbit to the surface of the moon. Today, Reinhold remains a leading producer of ablative components for various U.S. space and military applications.

Picture

Composite preform being prepared for molding operation.

Composite aircraft seatbacks offer superior performance and increased comfort over metal equivalents. We have produced over 120,000 composite seatbacks since the mid-eighties in a wide range of ergonomic designs. Our seatback structures are produced from multiple layers of high performance carbon and glass fabrics. These seatbacks offer light weight with significantly enhanced comfort for the passenger.

Picture
                                    seatbacks
                                       uk

Final inspection of seatbacks at Quality Audit station.

Picture
                                    seatbacks
                                       usa

Composite seat back frames for a regional class commercial aircraft are manufactured in a custom hydraulic molding press using precision matched metal mold tooling.

Picture

High volume production of a tourist class composite seat frame is performed in a CNC machining center equipped with a multiple tool changer and rapid feed cutting capabilities.

CompositAir has been in continuous production of composite seatback frames since 1980. Composites of epoxy, phenolic, or other resin systems, reinforced with carbon, aramid or glass fibers, are laminated into the complex shapes required by today's features-packed commercial aircraft seats. Our ability to manufacture these composite materials economically with preferred shapes and weight savings of 30% to 40% distinguish CompositAir's seatback products from the industry's standard aluminum frames.

Picture

"Rhinolite" SMC molded components can be bonded together to form complex water-tight enclosures for inground lighting applications.

Reinhold has been formulating and manufacturing sheet molding compounds (SMC) since the early 1970s. Reinhold produces SMC for sales to third parties and for internal use in our aerospace and commercial applications. Our "Rhinolite" line of SMC is specifically formulated to replace metals in corrosive, high temperature lighting applications.

Picture

                                    lighting
                                       usa

"Rhinolite"  SMC,   formulated  and   manufactured  by  Reinhold,   blends  high
performance engineered resins, mineral fillers and structural fibers to meet demanding lighting industry requirements.

Picture
                                    lighting
                                       uk

Housing for motorway lighting application is inspected on a 5 axis measuring machine.

Reinhold Industries, Inc. and Subsidiary

Management's Discussion and Analysis of Financial Condition and Results of Operations

Reinhold is a manufacturer of advanced custom composite components and sheet molding compounds for a variety of applications in the United States and Europe. Reinhold derives revenues from the defense contract industry, the aerospace industry and other commercial industries.

1998 COMPARED WITH 1997 Backlog at December 31, 1998 was $16.2 million, up 170% from December 31, 1997, primarily due to the acquisition of NP Aerospace and an increase in aircraft seatback orders. In 1998, order input increased 72% to $29.8 million and net sales increased 60% to $26.0 million from $16.2 million in 1997, primarily reflecting sales of $8.9 million related to the April 1998 acquisition of NP Aerospace. Sales also increased $0.6 million for CompositAir products and $0.5 million for Commercial products. However, there was a $0.2 million decrease in sales for Aerospace products.

Gross profit margin decreased to 25.0% from 28.9%, reflecting lower Aerospace sales, whose products have comparatively higher gross margins, production inefficiencies at CompositAir and the inclusion of NP Aerospace activities (a lower total margin business). There were also lower positive material variances for Aerospace products in 1998 compared to 1997. Gross margin for Aerospace products decreased to 41.0% in 1998 from 43.9% in 1997. Gross profit margin for CompositAir products decreased to 19.5% in 1998 from 20.7% in 1997. Gross profit margin for Commercial products increased to 19.3% in 1998 from 11.1% in 1997. Gross profit margin for NP Aerospace products was 20.8% for the period from acquisition (April 24, 1998) through December 31, 1998.

In 1998, selling, general and administrative expenses were $4.3 million (16.6% of sales) compared with $3.1 million (19.1% of sales) in 1997. Although selling, general and administrative expenses were higher in 1998, these expenses decreased 2.5% as a percent of sales. Selling, general and administrative expense increases are primarily associated with the costs of the new foreign subsidiary, including the costs associated with the consolidation of facilities in the United Kingdom.

Income before income taxes increased to $2.2 million (8.4% of sales) from $1.7 million (10.5% of sales), reflecting lower gross margins and lower interest income offset by lower public compliance costs. Income before income taxes for Aerospace was $1.6 million (25.7% of sales) in 1998 compared with $2.0 million (31.2% of sales) in 1997. Income before income taxes for CompositAir was $0.4 million (4.8% of sales) in 1998 compared with $0.3 million (3.6% of sales) in 1997. Income before income taxes for Commercial was $0.1 million (3.6% of sales) in 1998 compared with a loss in 1997 of $0.2 million. Since acquisition, NP Aerospace contributed income before income taxes of $0.4 million, or 4.6% of sales.

In 1998, net interest expense was $0.01 million. Interest expense of $0.15 million was offset by interest income of $0.14 million. In 1997, interest income was $0.1 million. The average yield was 5.14% in 1998 compared with 5.12% in 1997.

A tax provision of $0.04 million was recorded in 1998 for the alternative minimum tax for federal and state tax expenses compared with a provision of $0.05 million in 1997. In 1998, the Company had pre-tax income of $2.2 million and was able to reduce income taxes by $0.4 million by utilizing a net operating loss carry forward, which resulted in a reduction in the valuation allowance related to deferred tax assets. Deferred tax assets, net of deferred tax liabilities, amounted to $13.4 million at December 31, 1998. The Company has recorded a related valuation allowance of $13.4 million. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income (losses) and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will not realize the benefits of these deductible differences. See Note 3 to the consolidated financial statements.

Net income totaled $2.1 million, or $1.07 per share in 1998 compared with $1.6 million, or $0.82 per share in 1997.

During 1997, the Company's Board of Directors changed its investment strategy related to the Retirement Plan Trust. As a result, the market value of the portfolio increased by $2.0 million, thereby reducing the excess pension liability and increasing the company's net worth by $2.0 million. In 1998, the impact of a drop in long-term interest rates used in calculating our Plan funding requirements as well as fluctuations in the stock market decreased both portfolio value and the Company net worth by $1.7 million.

LIQUIDITY AND CAPITAL RESOURCES As of December 31, 1998, working capital was $9.0 million, up $2.6 million from December 31, 1997. Cash and cash equivalents of $3.6 million held at December 31, 1998 were $1.2 million higher than cash and cash equivalents held at December 31, 1997 primarily due to $3.1 million of net cash provided by operating activities and $0.7 million of marketable securities which matured offset by the net cash outlay of $1.4 million by the Company for the NP Aerospace acquisition ($3.7 million less loan proceeds of $2.3 million) and $1.0 million spent on capital expenditures. There were no marketable securities held at December 31, 1998.

Net cash provided by operations amounted to $3.1 million in 1998 and $1.2 million in 1997. The increase over the prior period relates to the increased profitability of the Company.

Net cash used in investing activities in 1998 totaled $3.9 million, which consisted of the NP Aerospace acquisition totaling $3.7 million and property and equipment expenditures of $1.0 million offset by the maturity of $0.7 million of marketable securities. Net cash used in investing activities in 1997 totaled $0.3 million which consisted of property and equipment expenditures totaling $0.3 million and $0.2 million relating to the payment made for the acquisition of Reynolds & Taylor offset by the maturity of $0.2 million of marketable securities.

Net cash provided by financing activities in 1998 totaled $2.0 million relating to the $2.3 million of proceeds from the CIT loan, less subsequent repayments.

The Company does not have any current significant commitments for capital expenditures at December 31, 1998.

Reinhold Industries, Inc. and Subsidiary

As discussed in the notes to the consolidated financial statements, the Company acquired certain assets and assumed certain liabilities of the Ballistic and Performance Composites Division of Courtaulds Aerospace Ltd on April 24, 1998 (the Closing Date). On the Closing Date, Reinhold paid to Courtaulds plc Two Million Two Hundred Thousand pounds sterling ((pound)2,200,000) ($3,706,340 based on an exchange rate of $1.6847) and may make additional payments in the future as required by the Asset Sale Agreement.

The source of funds for a portion of the Purchase Consideration due on the Closing Date was a Five Year Loan and Security Agreement with The CIT Group Credit/Finance (CIT) in the amount of Four Million Dollars ($4,000,000) at an interest rate of prime plus 1.75% (9.50%). The term portion of the loan in the amount of Two Million Two Hundred Sixty-Eight Thousand Dollars ($2,268,000) was received from CIT. The remainder of the CIT credit facility is a revolver of One Million Seven Hundred Thirty-Two Thousand Dollars ($1,732,000), which has not been used at this time. The remaining portion of the purchase consideration not funded by the CIT loan was funded by Reinhold's cash on hand. Future payments required by the Agreement are expected to be financed from operating cash flows.

The Company had a credit facility with the Keene Creditors' Trust whereby the Company had the ability to draw on a $1.5 million line of credit. However, this credit facility expired on July 31, 1998. No amounts had been used under this facility.

Management believes that the available cash, cash flows from operations and the amounts available under the Credit Facility described above, will be sufficient to fund the Company's operating and capital expenditure requirements.

RECENT ACCOUNTING PRONOUNCEMENTS In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 modifies the accounting for derivatives and hedging activities and is effective for fiscal years beginning after December 15, 1999. At this time, the Company does not expect the adoption of SFAS No. 133 to have a significant impact on its financial position or results of operations. In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 (SOP 98-1), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". The Company will adopt SOP 98-1 effective in 1999. The adoption of SOP 98-1 will require the Company to modify its method of accounting for computer software developed or obtained for internal use. Based upon information currently available, the Company does not expect the adoption of SOP 98-1 to have a significant impact on its financial position or results of operations.

KEENE CREDITORS' TRUST SCHEDULE 13D AMENDMENT FILING On July 27, 1998 The Keene Creditors' Trust, owner of 100% of the Class B Common Stock, filed an amendment, dated July 16, 1998, to their previously filed Schedule 13D, dated August 12, 1996, with the Securities and Exchange Commission. The purpose of this filing was to announce the retention of HT Capital Advisors, LLC to assist the Trust in determining the value of its shares and the feasibility of a disposition of 100% of those shares for cash. The process to sell has been initiated and several companies have shown interest in those shares. Formal due diligence proceedings have not yet begun by any of the prospective purchasers.

FORWARD LOOKING STATEMENTS This Annual Report contains statements which, to the extent that they are not recitations of historical fact, constitute "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). The words "estimate", "anticipate", "project", "intend", "expect", and similar expressions are intended to identify forward looking statements. All forward looking statements involve risks and uncertainties, including, without limitation, statements and assumptions with respect to future revenues, program performance and cash flow. Readers are cautioned not to place undue reliance on these forward looking statements which speak only as of the date of this Annual Report. The Company does not undertake any obligation to publicly release any revisions to these forward looking statements to reflect events, circumstances or changes in expectations after the date of this Annual Report, or to reflect the occurrence of unanticipated events. The forward looking statements in this document are intended to be subject to safe harbor protection provided by Sections 27A of the Securities Act and 21E of the Exchange Act.

YEAR 2000 Many existing computer programs use only two digits to identify a year in a date. If not corrected, many computer applications and systems could fail or create erroneous results before or after the year 2000. In The United States, the Company had anticipated the year 2000 problem in the mid-1980's and therefore created compliant systems. The internal computer systems in the United States are Year 2000 compliant. In the United Kingdom, the Company is in the process of identifying and remediating or replacing any other computer systems and software that may not function correctly in the year 2000. Additionally, the Company is planning a program of communications with its significant suppliers, customers and affiliated companies to determine the readiness of these third parties and the impact on the Company as a consequence of their own year 2000 issues. The Company's manual assessment of the impact of the year 2000 date change should be complete by mid-1999. The Company believes that it will be able to identify, and, if necessary, modify or replace such systems and software before any year 2000 associated problems. No assurances can be given that such modification and replacement will be completed before any year 2000 associated problems arise or that costs arising from unanticipated problems will not have a material adverse effect on the Company. The Company's most likely potential risk is a temporary inability of some customers to order and pay on a timely basis, and for the company to receive purchases from their vendors on time. The Company's year 2000 efforts are ongoing and its overall plan will continue to evolve as new information becomes available.

While the Company anticipates no major interruption in its business activities, it will be dependent, in part, on the ability of third parties to be year 2000 compliant. As of December 31, 1998, amounts spent on the Company's year 2000 program were less than $25,000. The Company currently estimates the cost to remediate both its year 2000 hardware and software issues to be less than $30,000.

The Company is in the process of assessing the year 2000 readiness of its critical suppliers. We expect this assessment to be completed by the end of the second quarter 1999. At this time, we have not formulated a contingency plan, but expect to have specific contingency plans in place by the end of the third quarter 1999.

Reinhold Industries, Inc. and Subsidiary

Consolidated Statements of Operations
(Amounts in thousands, except for per share data)

-------------------------------------------------------------------------------------------------------------------
                                                                   Year ended                        Year ended
                                                            December 31, 1998                 December 31, 1997

-------------------------------------------------------------------------------------------------------------------
Net sales                                                             $25,996                            16,232
Cost of sales                                                          19,493                            11,533
-------------------------------------------------------------------------------------------------------------------
Gross profit                                                            6,503                             4,699
Selling, general and administrative expenses                            4,307                             3,104
-------------------------------------------------------------------------------------------------------------------
Operating income                                                        2,196                             1,595
Interest (expense) income, net                                            (17)                              103
-------------------------------------------------------------------------------------------------------------------
Income before income taxes                                              2,179                             1,698
Income taxes                                                               41                                51
-------------------------------------------------------------------------------------------------------------------
Net income                                                            $ 2,138                             1,647
-------------------------------------------------------------------------------------------------------------------


Basic and diluted earnings per share
Net income                                                            $  1.07                              0.82
-------------------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding                              1,999                             1,999
-------------------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

Reinhold Industries, Inc. and Subsidiary

Consolidated Balance Sheets
(Amounts in thousands, except share data)

-------------------------------------------------------------------------------------------------------------------
                                                                           December 31, 1998     December 31, 1997
-------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                                         $ 3,622                 2,419
   Marketable securities                                                                   -                   750
   Accounts receivable (less allowance for doubtful accounts of $287
      and $344, respectively)                                                          4,869                 1,899
   Inventories                                                                         4,385                 1,975
   Prepaid expenses and other current assets                                             928                   708
-------------------------------------------------------------------------------------------------------------------
      Total current assets                                                            13,804                 7,751
-------------------------------------------------------------------------------------------------------------------
Property and equipment, at cost                                                        9,532                 7,826
   Less accumulated depreciation and amortization                                      4,056                 3,300
-------------------------------------------------------------------------------------------------------------------
      Net property and equipment                                                       5,476                 4,526
-------------------------------------------------------------------------------------------------------------------

Other assets, less applicable amortization                                               935                   938
-------------------------------------------------------------------------------------------------------------------
                                                                                     $20,215                13,215
-------------------------------------------------------------------------------------------------------------------


Liabilities and stockholders' equity
Current liabilities:
   Accounts payable                                                                  $ 2,976                   588
   Accrued expenses                                                                    1,413                   849
   Current installments of long term debt                                                454                     -
-------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                        4,843                 1,437
-------------------------------------------------------------------------------------------------------------------

Long-term pension liability                                                            2,290                   592
Long-term debt, less current installments                                              1,550                     -
Other long-term liabilities                                                            1,834                 1,846

Stockholders' equity:
   Common stock, $0.01 par value:
      Class A - authorized 1,480,000 shares; issued and outstanding 978,956 shares        10                    10
      Class B - authorized 1,020,000 shares; issued and outstanding 1,020,000 shares      10                    10
   Additional paid-in capital                                                          7,791                 7,791
   Retained earnings                                                                   4,186                 2,048
   Accumulated other comprehensive loss                                               (2,299)                 (519)
-------------------------------------------------------------------------------------------------------------------
      Net stockholders' equity                                                         9,698                 9,340

Commitments and contingencies
-------------------------------------------------------------------------------------------------------------------
                                                                                     $20,215                13,215
-------------------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

Reinhold Industries, Inc. and Subsidiary

Consolidated Statements of Cash Flows
(Amounts in thousands)

-------------------------------------------------------------------------------------------------------------------
                                                                             Year ended             Year ended
                                                                     December 31, 1998       December 31, 1997

-------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                                  $ 2,138                   1,647
   Adjustments to reconcile net income to net cash
   provided by operating activities:
      Depreciation and amortization                                                899                     844
         Accounts receivable, net                                                 (359)                    (76)
         Inventories                                                              (178)                   (484)
         Other current assets                                                     (143)                   (250)
         Other assets                                                               32                      26
         Accounts payable                                                        1,007                    (170)
         Accrued expenses                                                          (18)                    (89)
         Other, net                                                               (266)                   (205)
-------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                        3,112                   1,243
-------------------------------------------------------------------------------------------------------------------

Cash flows used in investing activities:
   Maturity of marketable securities                                               750                     250
   Acquisitions                                                                 (3,707)                   (246)
   Capital expenditures                                                           (956)                   (350)
-------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                           (3,913)                   (346)
-------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Proceeds from long term debt                                                  2,268                       -
   Repayment of long term debt                                                    (264)                      -
-------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                        2,004                       -
-------------------------------------------------------------------------------------------------------------------

Net increase in cash and cash equivalents                                        1,203                     897
-------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at beginning of year                                   2,419                   1,522
-------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                                       $ 3,622                   2,419
-------------------------------------------------------------------------------------------------------------------

Supplementary  disclosures  of cash flow  information -
  Cash paid during the year for:
      Income taxes                                                             $    38                      30
      Interest                                                                 $   137                       -
-------------------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

Reinhold Industries, Inc. and Subsidiary

Consolidated Statements of Stockholders' Equity and Comprehensive Income
(Amounts in thousands, except share data)


                                                                                     Common stock   $0.01 par value
                                                                            --------------------------------------------------
                                                                            Class A                         Class B
                                                                             Shares        Amount            Shares     Amount
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                                                  978,956           $10         1,020,000        $10


Net income                                                                        -             -                 -          -

Decrease in additional pension liability in excess of
    unrecognized prior service cost                                               -             -                 -          -
------------------------------------------------------------------------------------------------------------------------------

Comprehensive income
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                                                  978,956            10         1,020,000         10

Net income                                                                        -             -                 -          -

Increase in additional pension liability in excess of
    unrecognized prior service cost                                               -             -                 -          -

Foreign currency translation adjustment                                           -             -                 -          -
------------------------------------------------------------------------------------------------------------------------------

Comprehensive income
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                                                  978,956           $10         1,020,000        $10
------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


Reinhold Industries, Inc. and Subsidiary

                                                    Comprehensive Income
                               --------------------------------------------------------------
                                                             Accumulated
                                                     other comprehensive    Total comprehensive
Additional paid-in capital     Retained earnings                    loss                 income       Net stockholders' equity
------------------------------------------------------------------------------------------------------------------------------
                    $7,791               $   401                 $(2,493)                                             $5,719

                         -                 1,647                       -                 $1,647                        1,647


                         -                     -                   1,974                  1,974                        1,974
------------------------------------------------------------------------------------------------------------------------------

                                                                                          3,621
------------------------------------------------------------------------------------------------------------------------------
                      7,791                2,048                    (519)                                              9,340

                          -                2,138                       -                  2,138                        2,138


                          -                    -                  (1,730)                (1,730)                      (1,730)

                          -                    -                     (50)                   (50)                         (50)
------------------------------------------------------------------------------------------------------------------------------

                                                                                            358
------------------------------------------------------------------------------------------------------------------------------
                     $7,791                $4,186                 $(2,299)                                            $9,698
------------------------------------------------------------------------------------------------------------------------------

Reinhold Industries, Inc. and Subsidiary

Notes to Consolidated Financial Statements
Years ended December 31, 1998 and 1997

1 ORGANIZATION
Description of Business Reinhold Industries, Inc. and Subsidiary (Reinhold or the Company) is a manufacturer of advanced custom composite components and sheet molding compounds for a variety of applications in the United States and Europe. Reinhold derives revenues from the defense contract industry, the aerospace industry and other commercial industries.

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

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES
Principles of Consolidation The accompanying consolidated financial statements as of and for the years ended December 31, 1998 and 1997, include the accounts of Reinhold and its wholly owned subsidiary NP Aerospace Limited (NP Aerospace) which was acquired on April 24, 1998. All material intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents The Company considers cash in banks, commercial paper, demand notes, and similar short-term investments purchased with maturities of less than three months as cash and cash equivalents for the purpose of the statements of cash flows.

Cash and cash equivalents consist of the following (in thousands):
                                                            December 31, 1998                    December 31, 1997
-------------------------------------------------------------------------------------------------------------------
Cash in banks                                                         $   722                                  504
Money market funds                                                      2,900                                1,915
-------------------------------------------------------------------------------------------------------------------
Total                                                                 $ 3,622                                2,419
-------------------------------------------------------------------------------------------------------------------

INVENTORIES Inventories are stated at the lower of cost or market on a first-in, first-out (FIFO) basis. Inventoried costs relating to long-term contracts and programs are stated at the actual production costs, including factory overhead, initial tooling, and other related non recurring costs incurred to date, reduced by amounts related to revenue recognized on units delivered.

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

Amounts  billed to  contractors  of the U.S.  Government  included  in  accounts
receivable   at  December  31,  1998  and  1997  were   $889,000  and  $647,000,
respectively.

MARKETABLE SECURITIES The Company accounts for investments in certain debt and equity securities under the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Debt and Equity Securities". Under SFAS No. 115, the Company must classify its debt and marketable equity securities in one of three categories: trading, available-for-sale, or held-to-maturity.

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

Reinhold Industries, Inc. and Subsidiary

At December 31, 1997, the Company's marketable securities consist principally of highly liquid U.S. Government Treasury notes and bills with various maturity dates through 1998. The Company has classified all of its marketable securities as available-for-sale. At December 31, 1997, unrealized holding gains or losses were immaterial.

Proceeds from the sale of marketable securities available for sale were $750,000 during the year ended December 31, 1998 and $250,000 during the year ended December 31, 1997. Gross realized gains and losses included in income in 1998 and 1997 were immaterial.

PROPERTY  AND   EQUIPMENT  The  Company   depreciates   property  and  equipment
principally on a straight-line basis based over estimated useful lives. Leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the asset.

Property and equipment, at cost, consists of the following (in thousands):

                                                     Useful life  December 31, 1998        December 31, 1997

-------------------------------------------------------------------------------------------------------------------
Undeveloped land                                     -                       $  900                      900
Buildings                                            10 years                   352                        -
Leasehold improvements                               5-6 years                  838                      836
Machinery and equipment                              5-25 years               6,794                    5,553
Furniture and fixtures                               3-10 years                 643                      523
Construction in process                              -                            5                       14
-------------------------------------------------------------------------------------------------------------------
                                                                              9,532                    7,826
Less accumulated depreciation and amortization                                4,056                    3,300
-------------------------------------------------------------------------------------------------------------------
                                                                             $5,476                    4,526
-------------------------------------------------------------------------------------------------------------------

When property is sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the statement of operations.

Maintenance and repairs are expensed as incurred. Renewals and betterments are capitalized.

OTHER ASSETS Other assets consist primarily of goodwill. Goodwill represents the excess of purchase price over fair value of net assets acquired, and is amortized on a straight-line basis over the expected periods to be benefited, 10 years. Goodwill and related accumulated amortization included in other assets at December 31, 1998 and 1997 amounted to $1,118,000 and $369,000, and $1,118,000 and $252,000, respectively.

ACQUIRED BUSINESS On April 24, 1998, NP Aerospace Limited purchased from Courtaulds Aerospace Limited (CAL), a U.K. Corporation, which is a wholly owned subsidiary of Courtaulds plc, a U.K. Corporation, certain assets (consisting of Accounts Receivable, Inventory, Machinery and Equipment, Land and Intellectual Property and Patents) and assumed certain liabilities of the Ballistic and Performance Composites Division of CAL. Reinhold, as the Guarantor for NP Aerospace, became obligated to pay to Courtaulds plc net consideration consisting of (a) Two Million Two Hundred Thousand pounds sterling ((pound)2,200,000) ($3,706,340 based on an exchange rate of $1.6847) cash on the Closing Date and (b) within 120 days following the end of each of the calendar years 1998 through 2001, a cash amount equal to 25% of the Pre-tax Profit on the light armored vehicle business only, the maximum aggregate amount of which shall not exceed Twenty Million pounds sterling ((pound)20,000,000). Additional payments will be capitalized as part of the purchase price, when and if earned.

The acquisition has been accounted for by the purchase method and, accordingly, the results of operations of the acquired business have been included in the consolidated financial statements from April 24, 1998.

The excess of the fair value of the net identifiable assets acquired over the purchase price has been allocated to fixed assets as follows (in thousands):

Working capital                                                             $ 3,360
Severance costs                                                                (403)
-------------------------------------------------------------------------------------------------------------------
Net identifiable assets                                                       2,957
Purchase price                                                                3,707
-------------------------------------------------------------------------------------------------------------------
Excess over cost allocated to property, plant and equipment                 $   750
-------------------------------------------------------------------------------------------------------------------

Reinhold Industries, Inc. and Subsidiary


The pro forma unaudited results of operations for the years ended December 31, 1998 and 1997, assuming consummation of the purchase as of January 1, 1997 are as follows (in thousands, except earnings per share data):

                                                            Year ended                              Year ended
                                                    December 31, 1998                        December 31, 1997
-------------------------------------------------------------------------------------------------------------------
Net sales                                                     $ 30,918                                  32,780
Net income                                                    $  2,270                                   1,997
Basic and diluted earnings per share                          $   1.14                                    1.00

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

COMPREHENSIVE INCOME The Company adopted the provisions of SFAS No. 130 "Reporting Comprehensive Income", effective January 1, 1998. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Total comprehensive income is reported in the Consolidated Statements of Stockholders' Equity in the financial statements and includes net income, changes in the additional pension liability in excess of unrecognized prior service cost and changes in foreign currency translation.

STOCK OPTION PLAN Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board
(APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123, if required. All stock options granted by the Company were prior to January 1, 1995; accordingly, pro forma disclosures are not required until such time as the Company grants additional stock options under the new stock plan, as described in Note 6 to the consolidated financial statements.

PENSION AND OTHER POSTRETIREMENT PLANS The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's compensation during the last years of service before retirement. The cost of this program is being funded currently. In February 1998, the Financial Accounting Standards Board issued SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits". SFAS No. 132 does not change the measurement or recognition of these plans, however, it standardizes the disclosure requirements. See Note 7 to the consolidated financial statements.

USE OF ESTIMATES Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and income and expense and disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Reinhold Industries, Inc. and Subsidiary

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF The Company accounts for long lived assets and certain intangibles including goodwill under the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles including goodwill be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell. As of December 31, 1998 and 1997, no assets were considered impaired.

FAIR VALUE OF FINANCIAL INSTRUMENTS The carrying amounts of the following financial instruments approximate fair value because of the short maturity of those instruments: cash and cash equivalents, accounts receivable, other current assets, other assets, accounts payable, accrued expenses and current installments of long term debt. The fair values of marketable securities are based on the quoted market prices at the reporting date for those investments. The long term debt bears interest at a variable market rate, and thus has a carrying amount that approximates fair value.

FOREIGN CURRENCY The reporting currency of the Company is the United States dollar. The functional currency of NP Aerospace is the UK pound sterling. For consolidation purposes, the assets and liabilities of the Company's subsidiary are translated at the exchange rate in effect at the balance sheet date. The consolidated statement of income is translated at the average exchange rate in effect from the date of acquisition through December 31, 1998. Exchange differences arise from the valuation rates of the intercompany accounts and are taken directly to Stockholders' equity. The exchange rate at December 31, 1998 was $1.66 for both the balance sheet and the consolidated statement of income.

RECLASSIFICATIONS Certain amounts in the prior period consolidated financial statements have been reclassified to conform with the current presentation.

3 INCOME TAXES

The income tax provision consists of (in thousands):
                                                              Year ended               Year ended
                                                       December 31, 1998        December 31, 1997
-------------------------------------------------------------------------------------------------------------------
Federal                                                              $ 35                      39
State                                                                   3                      12
Foreign                                                                 3                       -
Deferred                                                                -                       -
-------------------------------------------------------------------------------------------------------------------
Total                                                                $ 41                      51
-------------------------------------------------------------------------------------------------------------------

The income tax expense for the years ended December 31, 1998 and 1997 was $41,000 and $51,000, respectively, and differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to pretax income as a result of the following (in thousands):

                                                               Year ended              Year ended
                                                       December 31, 1998        December 31, 1997
-------------------------------------------------------------------------------------------------------------------
Statutory taxes at Federal rate                                     $ 601                     594
Federal and State Alternative Minimum Tax                              -                       51
State taxes, net of Federal tax benefits                               52                       -
Permanent differences                                                (247)                      -
Change in valuation allowance                                        (403)                   (643)
Other                                                                  38                      49
-------------------------------------------------------------------------------------------------------------------
Total provision for income tax expense                              $  41                      51
-------------------------------------------------------------------------------------------------------------------

Reinhold Industries, Inc. and Subsidiary


The significant components of deferred income tax benefit were as follows (in thousands):

                                                              Year ended               Year ended
                                                       December 31, 1998        December 31, 1997
-------------------------------------------------------------------------------------------------------------------
Current deferred tax benefit                                   $      403                     643
Change in valuation allowance for deferred tax asset                 (403)                   (643)
-------------------------------------------------------------------------------------------------------------------
Total deferred tax benefit                                     $        -                       -
-------------------------------------------------------------------------------------------------------------------

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                        December 31, 1998       December 31, 1997
-------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
            Adjustments from quasi-reorganization              $      595                     595
            Net operating loss carryforwards                       12,305                  13,416
            Inventory reserves                                        240                     363
            Other reserves                                            996                     886
-------------------------------------------------------------------------------------------------------------------
                Total gross deferred tax assets                    14,136                  15,260

            Less valuation allowance                              (13,388)                (14,593)
-------------------------------------------------------------------------------------------------------------------
                Net deferred tax assets                               748                     667

Deferred tax liabilities:
            Pension                                                  (268)                   (207)
            Depreciation                                             (480)                   (460)
-------------------------------------------------------------------------------------------------------------------
                Total gross deferred tax liabilities                 (748)                   (667)
-------------------------------------------------------------------------------------------------------------------
                Net deferred tax assets                        $        -                       -

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will not realize the benefits of these deductible differences at December 31, 1998.

At December 31, 1998 and 1997, the Company had generated net operating loss carryovers for Federal income tax purposes of approximately $34,857,000 and $38,331,000, respectively. At December 31, 1998, the Company has also generated net operating loss carryovers for State income tax purposes of approximately $8,988,000. The Company may utilize the Federal net operating losses by carrying them forward to offset future Federal taxable income, if any, through 2011. The Company may utilize the State net operating losses by carrying them forward to offset future State taxable income, if any, through 2001.

Pursuant to the Plan, Keene (predecessor company) transferred certain assets on July 31, 1996 to the Creditors' Trust. Certain assets at the date of transfer were not capable of being valued until the resolution of pending litigation. The Company anticipates a future tax benefit; however, since the value of certain assets is not currently quantifiable and the extent of any potential benefit resultant upon the transfer of the assets is not estimable, the Company has not disclosed nor recorded a deferred tax benefit in the accompanying consolidated financial statements.

4 LONG TERM DEBT
On April 22, 1998, the Company borrowed $2,268,000, of which $2,004,000 is outstanding as of December 31, 1998, from The CIT Group Credit/Finance (CIT) to fund a portion of the purchase consideration due to Courtaulds Aerospace. The Company had previously entered into a Five Year Loan and Security Agreement with CIT in the amount of Four Million Dollars ($4,000,000). The term portion of the loan ($2,268,000) is payable in equal monthly principal payments of $37,800 plus interest at prime plus 1.75% and is secured by fixed assets and land. The remainder of the CIT credit facility is a revolver of One Million Seven Hundred Thirty-Two Thousand Dollars ($1,732,000), which has not been used at this time.

Reinhold Industries, Inc. and Subsidiary


At December 31, 1998, maturities of long term debt were as follows (in thousands):

1999                                                  $   454
2000                                                      454
2001                                                      454
2002                                                      454
2003                                                      188
-------------------------------------------------------------------------------------------------------------------
                                                      $ 2,004
-------------------------------------------------------------------------------------------------------------------

5 STOCKHOLDERS' EQUITY
Common stock consists of 2,500,000 authorized shares, $0.01 par value per share, of which 1,020,000 shares of Class B and 978,956 of Class A were issued and outstanding at December 31, 1998 and 1997. At such time as the Class B Common Stock shall represent less than 10% of the aggregate shares of Common Stock then outstanding, all the shares of the Class B Common Stock shall convert to Class A Common Stock.

6 STOCK OPTIONS
As of the Effective Date, the Company established a stock incentive plan (the Stock Plan) for key employees. The Stock Plan permits the grant of stock options, stock appreciation rights, and restricted stock. The total number of shares of stock subject to issuance under the Stock Plan may not exceed 100,000. The maximum number of shares of stock with respect to which options or stock appreciation rights may be granted to any eligible employee during the term of the Stock Plan may not exceed 10,000. The shares to be delivered under the Stock Plan may consist of authorized but unissued stock or treasury stock not reserved for any other purpose.

The exercise price of the options is established at the discretion of a Committee of the Board of Directors (the Committee), provided that it may not be less than the estimated fair value at the time of grant. The Stock Plan provides that the options are exercisable based on vesting schedules, provided that in no event shall such options vest more rapidly than 33 1/3% annually. The options expire no later than ten years from the date of grant.

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

No options, SARs or restricted stock were granted under the Stock Plan.

7 PENSION PLAN
The Company has a pension plan covering substantially all employees. The benefits paid under the pension plan generally are based on an employee's years of service and compensation during the last years of employment (as defined). Annual contributions made to the pension plan are determined in compliance with the minimum funding requirements of ERISA, using a different actuarial cost method and different actuarial assumptions than are used for determining pension expense for financial reporting purposes. Plan assets consist principally of publicly traded equity and debt securities.

The measurement date used for the valuation of the pension plan and calculation of projected benefits and fair value of assets was changed from September 30 to December 31 in 1998. The 1997 information was not restated. The fourth quarter 1997 information is included in 1998.

Reinhold Industries, Inc. and Subsidiary


Net pension cost included the following (in thousands):

                                                           Year Ended                         Year Ended
                                                    December 31, 1998                  December 31, 1997
-------------------------------------------------------------------------------------------------------------------
Service cost                                                      $113                                96
Interest cost on benefits earned in prior years                    839                               846
Expected return on assets                                         (972)                             (839)
Amortization of net obligation at transition                        20                                20
Amortization of net loss                                             6                               112
-------------------------------------------------------------------------------------------------------------------
Net pension cost                                                  $  6                               235

The following table sets forth a reconciliation of the pension plan's benefit obligation at December 31, 1998 and September 30, 1997 (in thousands):

                                                                  1998                              1997
-------------------------------------------------------------------------------------------------------------------
Projected benefit obligation at beginning of period            $11,812                            11,947
Service cost                                                       137                               102
Interest cost                                                    1,051                               846
Actuarial loss/(gain)                                            1,049                              (256)
Benefits paid                                                   (1,350)                             (827)
-------------------------------------------------------------------------------------------------------------------
Projected benefit obligation at end of period                  $12,699                            11,812
-------------------------------------------------------------------------------------------------------------------

The following table sets forth a reconciliation  of the pension plan's assets at
December 31, 1998 and September 30, 1997 (in thousands):
                                                                  1998                              1997
-------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at beginning of period               $11,432                             9,311
Actual return on assets                                            345                             2,483
Employer contributions                                             328                               465
Benefits paid                                                   (1,350)                             (827)
-------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of period                     $10,755                            11,432
-------------------------------------------------------------------------------------------------------------------


The following  table sets forth a  reconciliation  of the pension  plan's funded status at December 31, 1998 and September 30, 1997 (in thousands):
                                                                  1998                              1997
-------------------------------------------------------------------------------------------------------------------
Projected benefit obligation at end of period                  $12,699                            11,812
Fair value of plan assets at end of period                      10,755                            11,432
-------------------------------------------------------------------------------------------------------------------
Funded status                                                   (1,944)                             (380)
Unrecognized prior service cost                                      1                                 8
Unrecognized net obligation at transition                           40                                65
Unrecognized net loss                                            2,562                               704
-------------------------------------------------------------------------------------------------------------------
Prepaid pension cost at end of period                          $   659                               397
-------------------------------------------------------------------------------------------------------------------

Intangible asset at December 31,                               $    41                                73
Additional minimum liability at December 31,                    (2,290)                             (592)
-------------------------------------------------------------------------------------------------------------------
Additional pension liability in excess of prior
  service cost at December 31,                                 $(2,249)                             (519)
-------------------------------------------------------------------------------------------------------------------

Assumptions used in accounting for the pension plan were:
                                                      December 31, 1998                 December 31, 1997
-------------------------------------------------------------------------------------------------------------------
Discount rate                                                       6.5%                              7.5%
Rate of increase in compensation levels                             5.0                               5.0
Expected long-term rate of return on assets                         9.0                               9.0

The unrecognized prior service cost and the unrecognized net loss are being amortized on a straight-line basis over the average future service of employees expected to receive benefits under the plans. The unrecognized net obligation at transition is being amortized on a straight-line basis over 15 years.

Reinhold Industries, Inc. and Subsidiary

8 OPERATING SEGMENTS
The Company adopted SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" as of December 31, 1998. SFAS No. 131 establishes new standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers.

Reinhold is a manufacturer of advanced custom composite components and sheet molding compounds for a variety of applications in the United States and Europe. The Company generates revenues from four operating segments: Aerospace, CompositAir, Commercial and NP Aerospace. Management has determined these to be Reinhold's operating segments based upon the nature of their products. Aerospace produces a variety of products for the U.S. military and space programs. CompositAir produces components for the commercial aircraft seating industry. The Commercial segment produces lighting housings and pool filters. NP Aerospace is our subsidiary located in Coventry, England and produces products for law enforcement, lighting, military, automotive and commercial aircraft.

The information in the following tables is derived directly from the segment's internal financial reporting for corporate management purposes (in thousands).

                                                         December 31, 1998           December 31, 1997
-------------------------------------------------------------------------------------------------------------------
Net sales
     Aerospace                                                   $   6,165                      6,391
     CompositAir                                                     8,997                      8,340
     Commercial                                                      1,978                      1,501
     NP Aerospace                                                    8,856                          -
-------------------------------------------------------------------------------------------------------------------
Total sales                                                      $  25,996                     16,232
-------------------------------------------------------------------------------------------------------------------

Income before income taxes
     Aerospace                                                   $   1,587                      1,994
     CompositAir                                                       431                        304
     Commercial                                                         72                       (198)
     NP Aerospace                                                      410                          -
     Unallocated corporate expenses                                   (321)                      (402)
-------------------------------------------------------------------------------------------------------------------
Total income before income taxes                                 $   2,179                      1,698
-------------------------------------------------------------------------------------------------------------------

Depreciation and amortization
     Aerospace                                                   $     369                        424
     CompositAir                                                       220                        214
     Commercial                                                        150                        137
     NP Aerospace                                                       64                          -
     Unallocated corporate                                              96                         69
-------------------------------------------------------------------------------------------------------------------
Total depreciation and amortization                              $     899                        844
-------------------------------------------------------------------------------------------------------------------

Capital expenditures
     Aerospace                                                   $      63                        117
     CompositAir                                                       458                        100
     Commercial                                                        132                        133
     NP Aerospace                                                      303                          -
-------------------------------------------------------------------------------------------------------------------
Total capital expenditures                                       $     956                        350
-------------------------------------------------------------------------------------------------------------------

Total assets
     Aerospace                                                   $   4,869                      5,590
     CompositAir                                                     3,419                      2,541
     Commercial                                                      1,144                      1,134
     NP Aerospace                                                    8,015                          -
     Unallocated corporate                                           2,768                      3,950
-------------------------------------------------------------------------------------------------------------------
Total assets                                                     $  20,215                     13,215
-------------------------------------------------------------------------------------------------------------------

Reinhold Industries, Inc. and Subsidiary


The table below presents information related to geographic areas in which Reinhold operated in 1998 and 1997 (in thousands):

                                                         December 31, 1998           December 31, 1997
-------------------------------------------------------------------------------------------------------------------
Net sales
     United States                                                 $14,920                     13,794
     United Kingdom                                                  8,579                        266
     Germany                                                         1,797                      2,172
     Switzerland                                                       336                          -
     Sweden                                                            238                          -
     Other Europe                                                      126                          -
-------------------------------------------------------------------------------------------------------------------
Net sales                                                          $25,996                     16,232
-------------------------------------------------------------------------------------------------------------------

Total assets
     United States                                                 $12,200                     13,215
     United Kingdom                                                  8,015                          -
-------------------------------------------------------------------------------------------------------------------
Total assets                                                       $20,215                     13,215
-------------------------------------------------------------------------------------------------------------------

9 COMMITMENTS AND CONTINGENCIES
LEASES The Company leases certain facilities and equipment under operating leases expiring through 2002. Total rental expense on all operating leases approximated $509,000 and $447,000 for 1998 and 1997, respectively.

Minimum future rental commitments under noncancelable operating leases at December 31, 1998 are as follows (in thousands):

1999                                                                $  449
2000                                                                   254
2001                                                                   104
2002                                                                    44
-------------------------------------------------------------------------------------------------------------------
                                                                    $  851
-------------------------------------------------------------------------------------------------------------------

LEGAL PROCEEDINGS The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the Company's financial position, results of operations, or liquidity.

10 BUSINESS AND CREDIT CONCENTRATIONS
As the United States Government continues to reduce budget allocations for defense expenditures, sales to customers operating in the defense contract industry may be adversely affected. The Company has been successful in replacing sales lost to customers in the defense contract industry with companies operating in the aerospace and other commercial industries. Changes in the marketplace of any of the above-named industries may significantly affect management's estimates and the Company's performance.

The Company's principal customers are prime contractors to the U.S. Government, other foreign governments and aircraft seat manufacturers.

Sales to each customer that exceed 10% of total net sales for the periods presented were as follows (in thousands):

                                                                Year ended                  Year ended
                                                         December 31, 1998           December 31, 1997
-------------------------------------------------------------------------------------------------------------------
B/E Aerospace                                                     $ 8,687                       5,736
Alliant Techsystems                                                 3,077                       1,929
Recaro Aircraft Seating                                                 *                       2,173
-------------------------------------------------------------------------------------------------------------------

 *Sales to these customers were less than 10% of total net sales for the period.

B/E Aerospace accounted for approximately 39% of the Company's accounts receivable balance before any adjustments for the allowance for doubtful accounts and the United Kingdom Ministry of Defense accounted for approximately 12%. No other customer exceeded 10% of the Company's gross accounts receivable balance. The Company estimates an allowance for doubtful accounts based on the creditworthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company's estimate of its bad debts.

Reinhold Industries, Inc. and Subsidiary

INDEPENDENT AUDITORS' REPORT


The Board of Directors
Reinhold Industries, Inc.

We have audited the accompanying consolidated balance sheets of Reinhold Industries, Inc. and Subsidiary (the Company) as of December 31, 1998 and 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Reinhold Industries, Inc. and Subsidiary as of December 31, 1998 and 1997 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/ KPMG LLP

Los Angeles, California
January 29, 1999

Reinhold Industries, Inc. and Subsidiary

CORPORATE DIRECTORY


BOARD OF DIRECTORS            CORPORATE OFFICES                  FORM 10-KSB                        STOCK LISTING
Lawrence H. Diamond           12827 East Imperial Highway        Stockholders may obtain a          Reinhold common stock
Chairman                      Santa Fe Springs, CA 90670         copy of Reinhold's 10-KSB          is listed on the OTC Bulletin
Retired,                      562 944-3281                       without charge by writing to       Board
Ernst & Young LLP             562 944-7238 (fax)                 Investor Relations Department      Symbol - RNHDA

Michael T. Furry              INVESTOR RELATIONS                 TRANSFER AGENT
President and CEO             Contact Judy Sanson                Continental Stock Transfer &
Reinhold Industries, Inc.     Reinhold Industries, Inc.          Trust Company
                                                                 2 Broadway
Robert B. Steinberg           REGISTRAR                          New York, New York 10004
Senior Partner                Continental Stock Transfer &       212 509-4000
Rose, Klein & Marias          Trust Company
                              2 Broadway                         INDEPENDENT AUDITORS
Corporate Officers            New York, New York 10004           KPMG LLP
Michael T. Furry                                                 725 South Figueroa Street
President and CEO             ANNUAL MEETING                     Los Angeles, CA 90017
                              The Annual Stockholders'
Brett R. Meinsen              Meeting will be held at the        ATTORNEYS
Vice President - Finance      offices of                         Petillon & Hansen
Administration, Treasurer     Reinhold Industries, Inc.          1260 Union Bank Tower
and Secretary                 12827 East Imperial Hwy            21515 Hawthorne Boulevard
                              Santa Fe Springs, CA               Torrance, California 90503
                              on April 30, 1999
                              at 10:00 a.m.                      Wapnick & Alvarado
                                                                 11268 W. Washington Blvd.
                                                                 Suite 200
                                                                 Culver City, CA 90230








Stockholder Information

Market Price                                 High         Low
-------------------------------------------------------------------------------------------------------------------
First Quarter ended March 31, 1998             8 7/8      5 1/2
Second Quarter ended June 30, 1998             9 1/4      8
Third Quarter ended September 30, 1998         8 1/4      6 1/8
Fourth Quarter ended December 31, 1998         8 1/2      6 3/4

The Class A Common Stock of the Company is listed on the OTC Bulletin Board under the ticker symbol RNHDA. The table above sets forth the high and low sale prices of the Company's Class A Common Stock for each of the quarterly periods for the year ended December 31, 1998.

Inside Back Cover
This page is blank

Reinhold Industries, Inc.
12827 East Imperial Highway
Santa Fe Springs, CA 90670
562 944-3281