Form 10KSB40, Exhibit 13
period 1999-12-31
REINHOLD INDUSTRIES INC/DE/
filed 2000-03-28
CIK 862255

Reinhold Industries, Inc.


Picture - Michael T. Furry   Picture - Roger Medwell   Picture - Joe Ball

          Picture - Joe Savage    Picture - Ari Aleong   Picture - Brett Meinsen

                                        1999 Annual Report

It is who we are

Picture of Board of Directors

Reinhold Industries Board of Directors
(left to right): President and Chief Executive
Officer Michael T. Furry, Chairman of the
Board Ralph R. Whitney, Jr., and Director
Andrew McNally IV.



Selected Financial Data

                                                       1999      1998       1997      1996      1995

-----------------------------------------------------------------------------------------------------

Summary of operations (in thousands)
Net sales                                         $  39,140    25,996     16,232    13,120    11,122
Gross profit                                      $  10,783     6,503      4,699     3,046     1,728
Operating income (loss)                           $   5,704     2,196      1,595        17    (1,832)
Interest (expense) income, net                    $     100       (17)       103     1,159     2,202
Reorganization expenses                           $       -         -          -     3,139     9,492
Net income (loss)                                 $   5,041     2,138      1,647    (2,198)   (8,983)

------------------------------------------------------------------------------------------------------
Year end position (in thousands)
Cash and marketable securities                    $   9,419     3,622      3,169     2,522    34,660
Working capital                                   $  11,691     8,961      6,314     3,602    39,105
Net property and equipment                        $   5,726     5,476      4,526     5,158     5,607
Total assets                                      $  25,234    20,215     13,215    12,540    64,705
Long-term debt                                    $   1,125     1,550          -         -         -
Long-term liabilities                             $     204     4,124      2,438     4,879     4,733
Stockholder equity                                $  16,858     9,698      9,340     5,719    41,990

------------------------------------------------------------------------------------------------------
Per share data Net income (loss):

Basic (Note 1)                                    $    2.52       1.07      0.82     N.M.*     (0.86)
Diluted (Note 1)                                  $    2.51       1.07      0.82     N.M.*     (0.86)
Stockholders' equity                              $    8.40       4.85      4.67     2.86       4.02
Market price range: (Note 2)
High                                              $   13 1/8     9 1/4     10       4 1/8       N.M.*
Low                                               $    6 3/4     5 1/2     2 7/8    3 1/4       N.M.*

------------------------------------------------------------------------------------------------------------------------------------
Other data (in thousands except stockholder & employee data)
Orders on hand                                    $  13,841    16,194      5,989     4,935     6,635
Average shares outstanding - basic                    1,999     1,999      1,999    Note 1    10,442
Average shares outstanding - diluted                  2,006     1,999      1,999    Note 1    10,442
Average number of common stockholders                 1,711     1,808      1,951     2,099     2,396
Average number of employees                             289       220        124       105       104


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

*N.M. - Not Meaningful

Picture of Michael T. Furry

Michael T. Furry
President and Chief
Executive Officer

TO OUR STOCKHOLDERS
The confluence of a number of favorable events resulted in an excellent year for Reinhold Industries in 1999, only our third full year as a public company. The charts on the following pages illustrate this success according to these criteria: net sales, net income, earnings per share, return on capital employed
(ROCE), cash balances, and stockholder equity. My purpose here is to call your attention to these significant facts. Primary among them are a 50% increase in net sales from $26 million in 1998 to $39 million in 1999 and a 127% increase in net income from $2.1 million in 1998 to $5 million in 1999. For complete financial details, I urge you to read pages 17 and 18 - Management Discussion and Analysis of Financial Condition and Results of Operations - as well as the subsequent tables.

Reinhold  revenue  is  derived  from  four  business  units:   Aerospace  (USA),
Commercial (USA), CompositAir (USA-UK), and NP Aerospace (UK). Each made a positive contribution to the company's success in 1999.

AEROSPACE (USA) This unit's products are made of structural and ablative (heat absorbing) composites and are related to the solid rocket propulsion industry. Most of them are sold directly or indirectly to the United States Defense Department. This unit has experienced a 10-year drought resulting primarily from reductions in defense spending. Sales dropped from $23 million in 1990 to $9.6 million in

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Net Sales (in millions)
1997     $16.2
1998     $26.0
1999     $39.1
141% increase

1991 and has averaged $5 to $6 million for the balance of the decade. Sales for 1999 were $5.9 million, down 5% from $6.2 million in 1998, and profit was $1.2 million, down 22% from $1.6 million in 1998.

COMMERCIAL (USA) This unit serves a regional swimming pool customer, the USA lighting market, and various other commercial customers. All products are made using Reinhold-manufactured sheet molding compound (SMC) as the basic raw material. In the past year, this unit was able to bring to manufacturing maturity all of our previously introduced products, an improvement in efficiency that is reflected in the improved performance in 1999, and management is on the alert for new product design and development opportunities. Orders for six or seven new products are now in process. Sales increased by 23% over 1998 to $2.4 million, but profit leaped by 300% from $72,000 in 1998 to $287,000 in 1999.

COMPOSITAIR (USA-UK) This unit, acquired in 1994, has been in continuous production of composite seatback frames since 1980. Composites of epoxy, phenolic, or other resin systems, reinforced with carbon, aramid, or glass fibers, are laminated into the complex shapes required of today's features-packed commercial aircraft seats. Our ability to manufacture these composite materials with preferred shapes and weight savings of 30% to 40% distinguishes our seatback products from aluminum frames. Sales and profit contribution for 1999 were $16 million and $2.1 million respectively.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Net Income (in millions)
1997     $1.6
1998     $2.1
1999     $5.0
213% increase

NP AEROSPACE (UK) This business segment was acquired from Courtaulds Aerospace in the United Kingdom in April of 1998, so this is the first full year of its effect on operations. As it did for eight months of 1998, performance in 1999 exceeded forecasts. This acquisition was first pursued because of our mutual presence in the aircraft seating business, but it also brought other market niches: ballistic-protection products, a family of medical products, and products for the trade molding market for lighting, communications, United Kingdom defense, and automotive after-market industries. Ballistic products include military helmets for ground forces and air crews, armored vehicles, body armor, and ballistic shields. Medical products include graphite tables for X-ray and MRI treatment. Sales and profit contribution for 1999 were $14.9 million and $2.5 million respectively, a pro-rated increase of 133% in sales and 131% in profit.

A GLOBAL CONSORTIUM CompositAir (USA) and NP Aerospace (UK) have long been rooted in the aircraft seatback business. Now, our worldwide marketing strategy in pursuit of that business and the combination of USA and UK engineering and manufacturing resources in developing a superior hybrid product have led us to treat those two units as one for that segment of business. In our 1998 annual report, we predicted that the hybrid technology resulting from the fusion of two unique processes for making seatbacks would result in a better product at lower cost. That has been realized. Reinhold is now the world cost leader in the aircraft seatback field and can

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Earnings per share (in millions)
1997     $0.82
1998     $1.07
1999     $2.51
206% increase

offer that cost advantage to our customers in a collaborative effort to secure a greater share of the worldwide market. The increasing benefits of composite seatbacks in lieu of metal are described in more detail on pages 6 and 7 and 10 and 11.

THE REINHOLD PHILOSOPHY We cannot expect to sustain indefinitely the growth that we have enjoyed for the past three years - 141% in net sales, 213% in net income, 206% in earnings per share, 193% in cash balance, 81% in stockholder equity, and from 21% in 1997 to a lofty 32% return on capital employed (ROCE) in 1999. Conditions that cannot be anticipated, such as the effects of a military crisis in Botswana or the breakdown of peace talks in Northern Ireland - to name two that have impacted our business recently - make forecasts around them imprudent. What we can do is sustain and extend the management philosophy and strategy that have made it possible for us to capitalize on the good fortune that comes our way and, at the same time, protect against the vagaries of a volatile world.

Human resource management is a vital part of the Reinhold style. By adhering to sound management practices, we have developed a team concept that thrives in the culture of an enlightened work ethic, a sense of controlled urgency, mutual respect, and targeted financial goals. Our credo is "fewer people working harder and smarter." People are our most valuable asset, and our future growth depends on a work force of highly skilled and motivated

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

ROCE* (in percentages)
1997     21%
1998     17%
1999     32%
52% increase
Return on capital employed

people. They are the primary feature of this annual report.

ACQUISITIONS A major element of Reinhold's long-range business strategy is growth through acquisitions. On March 9, 2000, Reinhold acquired the Samuel Bingham Company. Founded in 1826 under that name, it is one of the oldest continuously-operated companies in the country. It will be managed as a wholly-owned subsidiary. Headquartered in Bloomingdale, Illinois, Bingham manufactures and distributes rubber and polyurethane rollers for graphic arts and industrial applications, employing 250 people in 12 plants in the US and two in Canada. Gross sales in 1999 were $24.2 million. This will be a year of consolidation, but Bingham's position in a stable industry, with a steady flow of income, will contribute to year 2000 earnings and have a positive long-term effect on shareholder value.

CHANGE IN CONTROL On May 21, 1999, Keene Creditors' Trust sold most of its Reinhold stock to a group of individual and institutional investors. Two of the investors, Ralph R. Whitney and Andrew McNally IV, were elected to our Board of Directors at a special Board meeting on June 3, 1999. The new directors are in accord with Reinhold management and company goals. We consider this change in ownership a liberating and informative event that will have a positive effect on our future.

NEW FACILITY A long-term lease has been secured and plans approved by the planning commission for new and renovated buildings

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Cash Balance (in millions)
1997     $3.2
1998     $3.6
1999     $9.4
193% increase

at our Santa Fe Springs location. We currently occupy eight buildings in Santa Fe Springs and one 65 miles away in Camarillo, where certain seatback operations occur. The new and renovated buildings comprise 134,000 square feet, an increase of 24,000. Each of the three business units, which now share work spaces, will occupy its own space, and procurement, inventory control, warehousing, and work flow will be greatly enhanced. Construction is expected to be complete within the year, and the results will have a positive impact on the bottom line in 2001.

FORECAST Backlog at December 31, 1999 was $13.8 million, down 15% from December 31, 1998, primarily due to a softening of aircraft production and a temporary reduction in demand from our principal seating products customer. The concerted marketing and sales effort of CompositAir (USA-UK) should capture some part of the 65% market share now held by metal seatbacks, but we still anticipate a downturn in sales and earnings for this business segment in 2000. NP Aerospace
(UK) experienced a surge in sales of armored vehicles in 1999 that cannot be again predicted, but that anticipated shortfall could be made up by an expected increase in sales of military helmets and medical tables, and what promises to be an expansion of our lighting products market. This unit will be profitable, but we anticipate little if any overall growth in 2000.

We expect both sales and profits for Aerospace (USA) and Commercial (USA) Business Units to be up in 2000 and beyond.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Stockholder Equity (in millions)
1997     $9.3
1998     $9.7
1999     $16.9
81% increase

In summation, we do not expect to reprise our 1999 performance, but we expect to be profitable and are bullish about our prospects for accelerating growth and profit in the immediate years to follow.

For the nexus of our customers, our suppliers, and our skilled and committed employees, we are grateful. It is vital to our success.

It is who we are.

/s/ Michael T. Furry

Michael T. Furry

President and Chief Executive Officer
March 20, 2000

NP AEROSPACE UK
It is who we are
Picture NP Aerospace team

(left to right) Mike Linton, Ian Paterson, Martin
Cheese, Gavin Friell, Roger Medwell, Debbie
Wadge, Jim Cantes, Vaughan Collins

Roger Medwell, Managing Director,
NP Aerospace (UK) Business Unit

Roger Medwell is Managing Director of NP Aerospace in Coventry, West Midlands, England, a position he held with Courtaulds Aerospace when that business was acquired in 1998. That acquisition brought to Reinhold a significant segment of aircraft seatback business and market niches for ballistic protection products, including military helmets for ground and air crews, armored vehicles, body armor, and ballistic shields. Complementary technology and new market niches were not the only benefits of the acquisition, however. In the course of due diligence, a kinship of shared

Picture - Products         Picture - Products

Values and methods emerged, such as team concepts and work forces with overlapping skills and compatible techniques. It was also revealed that in 1926 Courtaulds was doing pioneering work with bakelite molding similar to what Reinhold was doing in 1928. With more than 40 years of direct experience in the industry, Roger has a well-informed vision and enthusiasm for the future of composites remarkably akin to that of Reinhold. "the potential has been stifled," he says, "because most composites manufacturers have been under the control of large petrochemical companies out of touch with the entrepreneurial spirit." All of these kinships made assimilation of this business unit into the Reinhold culture of targeted goals, an enlightened work ethic, and a sense of controlled urgency a smooth process. With an expanded view of the potential for growth of the combined businesses, Roger is also on the alert for other companies in the UK that might be apt candidates for acquisition.

                             Picture - Roger Medwell

Picture - Products          Picture - Products                Picture - Products

                               Picture - Joe Ball

Picture - Products              Picture - Products            Picture - Products

Joe Ball, Manager,
Aerospace USA Business Unit

Joe Ball has been with Reinhold for 20 years, a product of our policy of promoting from within. He became manager of this Business Unit in 1998. Reinhold has been developing and building ablative (heat absorbing) components for the U.S. space program since its inception. Current contracts include initial production of the insulation components for the Minuteman III Propulsion Replacement Program, airfoils for BAT anti-tank weapons, small nozzles for booster separation rockets, and aircraft structural composites for both government and commercial applications.

Picture - Products         Picture - Products

Our continuing ability to do so is attributable to a team of highly skilled and motivated employees. Upon that base, we are building for the future. Through generous employee benefit programs, on-the-job training, education, and discriminating recruitment we are sustaining and invigorating a work force that prepares us for a new generation of exploration and discovery. Our goal is continued growth through an increasing share of existing markets and further successful acquisitions. The window of opportunity is open.

                                     AEROSPACE USA
                                     It is who we are
                                     Picture Aerospace team
                                     (left to right) Saul Osuna, Van Dreng, Dave
                                     Fuller,  Rick  Olson, Rich  Ciauri, Gilbert
                                     Torres, Subinh Chanthavongsouk

COMPOSITAIR USA-UK
It is who we are
Picture CompositAir team
(left to right) Steve Carmichael, Don
Carmichael, Bob Buchanon, Paka Aina,
Lester Gray, Hamid Gholami

Joe Savage, Manager,
CompositAir (USA-UK) Business Unit

Joe Savage is a Reinhold veteran of more than 20 years and has managed the CompositAir Business Unit, whose primary product is aircraft seatbacks, since November, 1998. Joe believes that the passage of controlling interest in Reinhold to private investors in 1999 was a liberating event, initiating an aggressive policy of growth that was the natural tendency of management. This policy compliments Reinhold people, the company's greatest strength. "Their capability is unmatched, their experience, expertise, and process innovation make us the industry leader in technology and

Picture - Products         Picture - Products

cost controls," says Joe. As the world leader, this team strives to develop a more robust manufacturing process and to distinguish composites from the standard metal seatback. The estimated worldwide market for new and retrofit seatbacks is 300,000 for the year 2000. Of that, 65% is projected as metal. Our goal is to increase the market share for composites, and the product is here. The CompositAir USA and UK teams have collaborated to develop a new, hybrid seatback that is lighter, stronger, more comfortable, more pleasing in shape and design, and can accommodate more features, all at a price that is equal to or better than metal seatbacks. With pressure mapping and other sophisticated testing methods, the benefits of composites can be convincingly demonstrated. Our goal for this year is to work in concert with our customers to assure that those benefits are made compellingly clear to the specification writers and airline companies.

                              Picture - Joe Savage

Picture - Products              Picture - Products            Picture - Products

                              Picture - Ari Aleong

Picture - Products              Picture - Products            Picture - Products

Ari Aleong, Manager,
Commercial Business Unit

Ari Aleong has been with Reinhold since 1989 and became Manager of the Commercial Business Unit in 1999. This tightly-knit unit makes products for a regional swimming pool filter company, the USA lighting market, and various other commercial customers. On this team, every employee is trained and cross-trained for a cellular-type manufacturing process in which an operator performs more than one function. Every employee is empowered to make decisions in the process of manufacturing a product from start to finish - molding, testing, packaging, and palletizing. Every employee is,

Picture - Products         Picture - Products

in effect, a manager. In this environment, where understanding of company and team goals is fostered through open communication in daily meetings, there is little evidence of a hierarchy of authority. A sense of purpose and pride in workmanship runs deep. Achievement is recognized in a performance-based compensation program called PIE - an acronym for Performance, Incentive, Equity
- in which production employees receive a bonus for each week the company meets forecast sales. Cash awards are disbursed to proud recipients at monthly PIE barbecue luncheons. Always, the focus is constant and urgent: embrace customer needs, embrace company goals, make a better product.

                                     COMMERCIAL USA
                                     It is who we are
                                     Picture Commercial team
                                     (left to right) Davood Taslimi, Maria Muro,
                                     Bob Bockman, Maria Hernandez,
                                     Hector Gamboa, Danny Radillo

NEW FACILITY

Picture - New Facility

New and Renovated Facility

Reinhold's USA operations currently occupy eight buildings in two locations 65 miles apart, with headquarters in Santa Fe Springs and manufacturing of aircraft seatbacks divided between there and Camarillo, the only facility less than 50 years old. Three Business Units now share work spaces where parts are moved from building to building in a circuitous manufacturing process. Moving materials and people long distances was tolerable when transportation costs and surface traffic were minor matters, but that is no longer so. A major project for the year 2000 is the consolidation of operations in Santa Fe Springs in new and reconfigured buildings comprising 134,000 square feet - an increase of 24,000 over the present. The utilization of space has been further enhanced by thorough space management. In the new facility, each Business Unit will be distinct and work flow, materials procurement and control, warehousing, and shipping will be much more efficient. Plans have been approved by the planning commission, and construction is expected to be complete within the year. A positive impact on the bottom line will be realized in 2001.

                             Picture - New Facility

Engineering
Gerry Gore, Chief Engineer

This team of five engineers headed by Gerry Gore is a key component of Reinhold's expertise in solving challenging design and manufacturing problems. Engineering is responsible for reviewing plans and preparing estimates for all projects and designing special tools and dies for unique manufacturing needs. It serves all three business units at Reinhold USA and collaborates with the engineering team at NP Aerospace in the United Kingdom in seeking solutions to common problems.

                 It is who we are
                 Picture Engineering team

                 (left to right) Tony Swezey, Jed Merrill, Fred Ngo, Bob Briggs, Gerry Gore

                           Picture - Brett R. Meinsen

It is who we are
Picture Administration team
(left to right) Bruce Nguyen, Debbie Nicol,
Judy Sanson, Brent Marcus, Linda Crawford

Brett R. Meinsen

Vice President - Finance and Administration,
Treasurer and Secretary

Brett Meinsen has been with Reinhold for only three years but brings almost twenty years of diversified accounting and finance experience to the company. His responsibilities include accounting, human resources, information systems, purchasing, and logistics. "With such a wide scope of responsibilities, it would be impossible to be effective without an outstanding team of dedicated people," he said. "The Administration team exemplifies the Reinhold philosophy of `fewer people working harder and smarter.'" The goal for this team in the coming year is to continue to manage our working capital aggressively, to assist in the assimilation of our Bingham acquisition into the Reinhold work ethic and management style, and to provide our employees with a challenging and satisfying work environment that offers ample opportunity for advancement.

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

1999 COMPARED WITH 1998 Backlog at December 31, 1999 was $13.8 million, down 15% from December 31, 1998, primarily due to a decrease in aircraft seatback orders. In 1999, order input increased 23% to $36.7 million and net sales increased 51% to $39.1 million from $26.0 million in 1998, primarily reflecting a full year of sales for NP Aerospace . Sales also increased $4.7 million for CompositAir products and $0.5 million for Commercial products. However, there was a $0.3 million decrease in sales for Aerospace products.

Gross profit margin increased to 27.6% from 25.0% due to increased sales and the resulting absorption of fixed overhead expenses. Gross margin in the United States increased to 31.3% in 1999 from 27.2% in 1998. Gross margin in the United Kingdom increased to 23.4% in 1999 from 20.8% in 1998.

In 1999, selling, general and administrative expenses were $5.1 million (13.0% of sales) compared with $4.3 million (16.6% of sales) in 1998. Although selling, general and administrative expenses were higher in 1999, these expenses decreased 3.6% as a percent of sales. Selling, general and administrative expense increases are primarily associated with the costs incurred for NP Aerospace for a full year.

Income before income taxes increased to $5.8 million (14.8% of sales) from $2.2 million (8.4% of sales), reflecting higher sales and gross margins. Income before income taxes for the United States was $3.6 million (17.8% of sales) in 1999 compared with $1.8 million (10.3% of sales) in 1998. Income before income taxes for the United Kingdom was $2.2 million (11.6% of sales) in 1999 compared with $0.4 million (4.6% of sales) in 1998.

In 1999, net interest income was $0.1 million. Interest income of $0.2 million was offset by interest expense of $0.1 million. In 1998, net interest expense was $0.01 million. The average yield was 4.08% in 1999 compared with 4.18% in 1998.

A tax provision of $0.8 million was recorded in 1999 compared with a provision of $0.04 million in 1998, due primarily to increased profitability in the United Kingdom. The effective tax rate in the United Kingdom is 30%. In 1999, the Company had pre-tax income of $5.8 million and was able to reduce United States federal and state income taxes by $1.5 million by utilizing a net operating loss carry forward, which resulted in a reduction in the valuation allowance related to deferred tax assets.

Net income totaled $5.0 million, or $2.51 per diluted share in 1999 compared with $2.1 million, or $1.07 per diluted share in 1998.

LIQUIDITY AND CAPITAL RESOURCES As of December 31, 1999, working capital was $11.7 million, up $2.7 million from December 31, 1998. Cash and cash equivalents of $9.4 million held at December 31, 1999 were $5.8 million higher than cash and cash equivalents held at December 31, 1998 primarily due to $7.4 million of net cash provided by operating activities.

Net cash provided by operating activities amounted to $7.4 million in 1999 and $3.1 million in 1998. The increase over the prior period relates to the increased profitability of the Company.

Net cash used in investing activities in 1999 totaled $1.2 million, which consisted of capital expenditures and deferred consideration payable to Courtaulds plc. Net cash used in investing activities in 1998 totaled $3.9 million , which consisted of the NP Aerospace acquisition totaling $3.7 million and property and equipment expenditures of $1.0 million offset by the maturity of $0.8 million of marketable securities.

Net cash used in financing activities in 1999 totaled $0.4 million relating to the repayment of the CIT/ Bank of America loan. Net cash provided by financing activities in 1998 totaled $2.0 million consisting of the $2.3 million of proceeds from the CIT loan, less subsequent repayments.

The Company does not have any current significant commitments for capital expenditures at December 31, 1999.

As discussed in the notes to the consolidated financial statements, the Company acquired certain assets and assumed certain liabilities of the Ballistic and Performance Composites Division of Courtaulds Aerospace Ltd on April 24, 1998 (the Closing Date). On the Closing Date, Reinhold paid to Courtaulds plc Two Million Two Hundred Thousand pounds sterling ((pound)2,200,000) ($3,706,340 based on an exchange rate of $1.6847) and may make additional payments in the future as required by the Asset Sale Agreement. In the year ended December 31, 1999, additional payments earned totalled (pound)140,000 ($227,000).

The source of funds for a portion of the Purchase Consideration due on the Closing Date was a Five Year Loan and Security Agreement with The CIT Group Credit/Finance (CIT) in the amount of Four Million Dollars ($4,000,000) at an interest rate of prime plus 1.75% (9.50%). The term portion of the loan in the amount of Two Million Two Hundred Sixty-Eight Thousand Dollars ($2,268,000) was received from CIT. The remainder of the CIT credit facility was a revolver of One Million Seven Hundred Thirty-Two Thousand Dollars ($1,732,000), which was never used. The remaining portion of the purchase consideration not funded by the CIT loan was funded by Reinhold's cash on hand. Future payments required by the Agreement are expected to be financed from operating cash flows.

Reinhold Industries, Inc. and Subsidiary

On April 16, 1999, the Company repaid the outstanding loan with the CIT Group Credit/Finance through a refinancing with Bank of America National Trust and Savings Association ("B of A") and cancelled the revolver. The new credit facility with B of A is a term loan in the amount of $1,861,478 payable in 48 equal monthly principal installments of $38,780 plus interest at a rate which approximates LIBOR plus 1.75% and is secured by fixed assets.The Company had a credit facility with the Keene Creditors' Trust whereby the Company had the ability to draw on a $1.5 million line of credit. However, this credit facility expired on July 31, 1998. No amounts had been used under this facility.

Management believes that the available cash, cash flows from operations and the amounts available under the Credit Facility described above, will be sufficient to fund the Company's operating and capital expenditure requirements.

CHANGE IN CONTROL On May 21, 1999, pursuant to a Stock Purchase Agreement dated May 18, 1999, between Keene Creditors' Trust, the holder of all of the outstanding shares of the Class B Common Stock of the Company and Reinhold Enterprises, Inc., a newly formed Indiana corporation ("REI"), the Creditors' Trust sold 997,475 shares of Class B Common Stock owned by it to certain purchasers designated by REI (the "Purchasers"). These shares represent approximately 49.9% of the outstanding common stock of the Company. Pursuant to the Company's Certificate of Incorporation, upon consummation of the sale of the shares to the Purchasers, all of the 1,020,000 outstanding shares of Class B Common Stock (including those retained by the Creditors' Trust) were automatically converted into 1,020,000 shares of Class A Common Stock, and at the next meeting of the stockholders of the Company called for that purpose, the holders of the Class A Common Stock, voting as a class, will be entitled to elect all of the directors of the Company. Prior to the sale, the Creditors' Trust, as the holder of all of the Class B Common Stock, was entitled to elect two directors, and the holders of the Class A Common Stock were entitled to elect one director. In connection with the Stock Purchase Agreement, the amount of authorized Class A Common Stock changed from 1,480,000 shares to 2,500,000 shares.

The sale of shares to the Purchasers constitutes an "ownership shift" within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended. Section 382 limits the utilization of net operating loss carryforwards upon certain accumulations of stock of corporate issuers. Additional purchases of shares by the Purchasers prior to May 22, 2002, or purchases of shares by other shareholders that result in those shareholders owning more than 5% of the outstanding Common Stock of the Company prior to May 22, 2002, may result in significant limitations on the Company's ability to utilize its net operating loss carryforwards to offset its future income for federal income tax purposes.

The stock purchase agreement provided that it was a condition to the closing of the sale of the shares that Lawrence H. Diamond and Robert B. Steinberg, the members of the Board of Directors elected by the Creditors' Trust (as the sole holder of Class B Common Stock), resign as directors. Messrs. Diamond and Steinberg resigned as directors on May 21, 1999. On June 3, 1999, Ralph R. Whitney, Jr. and Andrew McNally IV were appointed by the remaining director, Michael T. Furry, as successor directors. The Board of Directors of the Company now consists of: Michael T. Furry, Ralph R. Whitney, Jr., and Andrew McNally IV.

RECENT ACCOUNTING PRONOUNCEMENTS In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 modifies the accounting for derivatives and hedging activities and is effective for fiscal years beginning after June 15, 2000. At this time, the Company does not expect the adoption of SFAS No. 133 to have a significant impact on its financial position or results of operations.

FORWARD LOOKING STATEMENTS This Annual Report contains statements which, to the extent that they are not recitations of historical fact, constitute "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). The words "estimate," "anticipate," "project," "intend," "expect," and similar expressions are intended to identify forward looking statements. All forward looking statements involve risks and uncertainties, including, without limitation, statements and assumptions with respect to future revenues, program performance and cash flow. Readers are cautioned not to place undue reliance on these forward looking statements which speak only as of the date of this Annual Report. The Company does not undertake any obligation to publicly release any revisions to these forward looking statements to reflect events, circumstances or changes in expectations after the date of this Annual Report, or to reflect the occurrence of unanticipated events. The forward looking statements in this document are intended to be subject to safe harbor protection provided by Sections 27A of the Securities Act and 21E of the Exchange Act.

YEAR 2000 Many existing computer programs use only two digits to identify a year in a date. If not corrected, many computer applications and systems could fail or create erroneous results before or after the year 2000. In The United States, the Company had anticipated the year 2000 problem in the mid-1980's and therefore created compliant systems. The internal computer systems in the United States are Year 2000 compliant. In the United Kingdom, the Company identified and remediated or replaced any other computer systems and software that may not function correctly in the year 2000. Additionally, the Company planned a program of communications with its significant suppliers, customers and affiliated companies to determine the readiness of these third parties and the impact on the Company as a consequence of their own year 2000 issues. The Company's manual assessment of the impact of the year 2000 date change was completed by December 31, 1999. The Company was able to identify, and, modify or replace such systems and software before any year 2000 associated problems. The Company has not experienced any significant Year 2000 issues to date.

Due to the way the leap year occurs, the company believes that February 29, 2000 is the only remaining significant date on which potential Year 2000 issues could arise.

                                        Reinhold Industries, Inc. and Subsidiary

INDEPENDENT AUDITORS' REPORT


The Board of Directors
Reinhold Industries, Inc.

We have audited the accompanying consolidated balance sheets of Reinhold Industries, Inc. and Subsidiary (the Company) as of December 31, 1999 and 1998 and the related consolidated statements of earnings, stockholders' equity and comprehensive income and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Reinhold Industries, Inc. and Subsidiary as of December 31, 1999 and 1998 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



/S/KPMG LLP

Los Angeles,  California
February 16, 2000, except for Note 12
which is as of March 9, 2000

Reinhold Industries, Inc. and Subsidiary


This page left blank

                                        Reinhold Industries, Inc. and Subsidiary

Consolidated Statements of Earnings
(Amounts in thousands, except for per share data)

------------------------------------------------------------------------------------------------------------------------------------
                                                                   Year ended                        Year ended
                                                            December 31, 1999                 December 31, 1998

------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                             $39,140                            25,996
Cost of sales                                                          28,357                            19,493
------------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                           10,783                             6,503
Selling, general and administrative expenses                            5,079                             4,307
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                                        5,704                             2,196
Interest income (expense), net                                            100                               (17)
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                              5,804                             2,179
Income taxes                                                              763                                41
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                            $ 5,041                             2,138
------------------------------------------------------------------------------------------------------------------------------------


Earnings per share:
Basic                                                                 $  2.52                              1.07
Diluted                                                               $  2.51                              1.07
------------------------------------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding:

Basic                                                                   1,999                             1,999
Diluted                                                                 2,006                             1,999
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

Reinhold Industries, Inc. and Subsidiary

Consolidated Balance Sheets
(Amounts in thousands, except share data)

------------------------------------------------------------------------------------------------------------------------------------
                                                                           December 31, 1999     December 31, 1998
------------------------------------------------------------------------------------------------------------------------------------

Assets
Current assets:

   Cash and cash equivalents                                                         $ 9,419                 3,622
   Accounts receivable (less allowance for doubtful accounts of $60
      and $287, respectively)                                                          4,077                 4,869
   Inventories                                                                         4,085                 4,385
   Prepaid expenses and other current assets                                           1,157                   928
------------------------------------------------------------------------------------------------------------------------------------
      Total current assets                                                            18,738                13,804
------------------------------------------------------------------------------------------------------------------------------------
Property and equipment, at cost                                                       10,436                 9,532
   Less accumulated depreciation and amortization                                      4,710                 4,056
------------------------------------------------------------------------------------------------------------------------------------
      Net property and equipment                                                       5,726                 5,476
------------------------------------------------------------------------------------------------------------------------------------

Other assets, less applicable amortization                                               770                   935
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     $25,234                20,215
------------------------------------------------------------------------------------------------------------------------------------


Liabilities and stockholders' equity Current liabilities:

   Accounts payable                                                                  $ 1,825                 2,976
   Accrued expenses                                                                    4,719                 1,413
   Current installments of long term debt                                                503                   454
------------------------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                        7,047                 4,843
------------------------------------------------------------------------------------------------------------------------------------

Long-term pension liability                                                                -                 2,290
Long-term debt, less current installments                                              1,125                 1,550
Other long-term liabilities                                                              204                 1,834

Stockholders' equity:
   Preferred stock - Authorized: 5,000,000 shares

      Issued and outstanding: None                                                         -                     -
   Common stock, $0.01 par value:
      Class A -  Authorized: 45,000,000 shares.
      Issued and outstanding:  1,998,956 and 978,956 shares, respectively.                20                    10
      Class B - Authorized, issued and outstanding:  1,020,000 shares
       at December 31, 1998                                                                -                    10
   Additional paid-in capital                                                          7,791                 7,791
   Retained earnings                                                                   9,227                 4,186
   Accumulated other comprehensive loss                                                 (180)               (2,299)
------------------------------------------------------------------------------------------------------------------------------------
      Net stockholders' equity                                                        16,858                 9,698
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     $25,234                20,215
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

                                        Reinhold Industries, Inc. and Subsidiary

Consolidated Statements of Cash Flows
(Amounts in thousands)

------------------------------------------------------------------------------------------------------------------------------------
                                                                             Year ended             Year ended
                                                                      December 31, 1999      December 31, 1998

------------------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:

   Net income                                                                   $5,041                   2,138
   Adjustments to reconcile net income to net cash
   provided by operating activities:
      Depreciation and amortization                                              1,028                     899
      Accounts receivable, net                                                     792                    (359)
      Inventories                                                                  300                    (178)
      Prepaid expenses and other current assets                                   (229)                   (143)
      Other assets                                                                   -                      32
      Accounts payable                                                          (1,151)                  1,007
      Accrued expenses                                                           3,306                     (18)
      Other, net                                                                (1,711)                   (266)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                        7,376                   3,112
------------------------------------------------------------------------------------------------------------------------------------

Cash flows used in investing activities:

   Maturity of marketable securities                                                 -                     750
   Acquisitions and deferred consideration                                        (227)                 (3,707)
   Capital expenditures                                                           (924)                   (956)
------------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                           (1,151)                 (3,913)
------------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:

   Proceeds from long term debt                                                      -                   2,268
   Repayment of long term debt                                                    (376)                   (264)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                         (376)                  2,004
------------------------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivilents                       (52)                      -

Net increase in cash and cash equivalents                                        5,797                   1,203
------------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at beginning of year                                   3,622                   2,419
------------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                                        $9,419                   3,622
------------------------------------------------------------------------------------------------------------------------------------

Supplementary disclosures of cash flow information - Cash paid during the year for:

      Income taxes                                                                   -                      38
      Interest                                                                  $  158                     137
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

Reinhold Industries, Inc. and Subsidiary

Consolidated Statements of Stockholders' Equity and Comprehensive Income
(Amounts in thousands, except share data)


                                                                                    Common stock   $0.01 par value
                                                                           ----------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

                                                         Preferred          Class A                         Class B
                                                            Shares           Shares        Amount            Shares     Amount
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                                       -          978,956            10         1,020,000         10

Net income                                                                        -             -                 -          -
Increase in additional pension liability in excess of
    unrecognized prior service cost                                               -             -                 -          -

Foreign currency translation adjustment                                           -             -                 -          -
------------------------------------------------------------------------------------------------------------------------------------

Comprehensive income

------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                                       -          978,956           $10         1,020,000        $10


Net income                                                                        -             -                 -          -

Decrease in additional pension liability in excess of
    unrecognized prior service cost                                               -             -                 -          -

Conversion of Class B shares to Class A shares (Note 1)                   1,020,000            10        (1,020,000)       (10)

Foreign currency translation adjustment                                           -             -                 -          -
------------------------------------------------------------------------------------------------------------------------------------

Comprehensive income

------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                                       -        1,998,956           $20                 -          -
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                        Reinhold Industries, Inc. and Subsidiary

                                                            Comprehensive Income
                                         ----------------------------------------------------------
                                                                   Accumulated
                                                           other comprehensive  Total comprehensive
             Additional paid-in capital  Retained earnings                loss               income    Net stockholders' equity
------------------------------------------------------------------------------------------------------------------------------------
                                  7,791              2,048               (519)                                            9,340

                                      -              2,138                  -                2,138                        2,138

                                      -                  -             (1,730)              (1,730)                      (1,730)

                                      -                  -                (50)                 (50)                         (50)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                               358

------------------------------------------------------------------------------------------------------------------------------------
                                   7,791             4,186             (2,299)                                            9,698


                                       -             5,041                  -                5,041                        5,041


                                       -                 -              2,249                2,249                        2,249



                                       -                 -               (130)                (130)                        (130)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                             7,160

------------------------------------------------------------------------------------------------------------------------------------
                                   $7,791            $9,227             $(180)                                          $16,858
------------------------------------------------------------------------------------------------------------------------------------

Reinhold Industries, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 1999 and 1998

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

On May 21, 1999, pursuant to a Stock Purchase Agreement, dated May 18, 1999, between the Creditors' Trust, the holder of all of the outstanding shares of the Class B Common Stock of the Company and Reinhold Enterprises, Inc., a newly formed Indiana corporation ("REI"), the Creditors' Trust sold 997,475 shares of Class B Common Stock owned by it to certain purchasers designated by REI (the "Purchasers"). These shares represent approximately 49.9% of the outstanding common stock of the Company. Pursuant to the Company's Certificate of Incorporation, upon consummation of the sale of the shares to the Purchasers, all of the 1,020,000 outstanding shares of Class B Common Stock (including those retained by the Creditors' Trust) were automatically converted into 1,020,000 shares of Class A Common Stock. In connection with the Stock PurchaseAgreement, the amount of authorized Class A Common Stock changed from 1,480,000 shares to 2,500,000 shares.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES
PRINCIPLES OF CONSOLIDATION The accompanying consolidated financial statements as of and for the years ended December 31, 1999 and 1998, include the accounts of Reinhold and its wholly owned subsidiary NP Aerospace Limited (NP Aerospace) which was acquired on April 24, 1998. All material intercompany accounts and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS The Company considers cash in banks, commercial paper, demand notes, and similar short-term investments purchased with maturities of less than three months as cash and cash equivalents for the purpose of the statements of cash flows.

Cash and cash equivalents consist of the following (in thousands):

                                                            December 31, 1999                    December 31, 1998
------------------------------------------------------------------------------------------------------------------------------------
Cash in banks                                                         $   707                                  722
Money market funds                                                      8,712                                2,900
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                 $ 9,419                                3,622
------------------------------------------------------------------------------------------------------------------------------------

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

Amounts billed to contractors of the U.S. Government included in accounts receivable at December 31, 1999 and 1998 were $1,065,000 and $889,000, respectively.

                                        Reinhold Industries, Inc. and Subsidiary

PROPERTY  AND   EQUIPMENT  The  Company   depreciates   property  and  equipment
principally on a straight-line basis based over estimated useful lives. Leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the asset.

Property and equipment, at cost, consists of the following (in thousands):

                                                     Useful life  December 31, 1999        December 31, 1998
------------------------------------------------------------------------------------------------------------------------------------
Undeveloped land                                     -                      $   900                      900
Buildings                                            10 years                   848                      352
Leasehold improvements                               5-6 years                  838                      838
Machinery and equipment                              5-25 years               7,178                    6,763
Furniture and fixtures                               3-10 years                 672                      674
Construction in process                              -                            -                        5
------------------------------------------------------------------------------------------------------------------------------------
                                                                             10,436                    9,532
Less accumulated depreciation and amortization                                4,710                    4,056
------------------------------------------------------------------------------------------------------------------------------------
                                                                            $ 5,726                    5,476
------------------------------------------------------------------------------------------------------------------------------------

When property is sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the statement of earnings.

Maintenance and repairs are expensed as incurred. Renewals and betterments are capitalized.

The undeveloped land aggregating $900,000 is held for sale by the Company.

OTHER ASSETS Other assets consist primarily of goodwill. Goodwill represents the excess of purchase price over fair value of net assets acquired, and is amortized on a straight-line basis over 10 years. Goodwill and related accumulated amortization included in other assets at December 31, 1999 and 1998 amounted to $1,118,000 and $485,000, and $1,118,000 and $369,000, respectively.

ACQUIRED BUSINESS On April 24, 1998, NP Aerospace Limited purchased from Courtaulds Aerospace Limited (CAL), a U.K. Corporation, which is a wholly owned subsidiary of Courtaulds plc, a U.K. Corporation, certain assets (consisting of Accounts Receivable, Inventory, Machinery and Equipment, Land and Intellectual Property and Patents) and assumed certain liabilities of the Ballistic and Performance Composites Division of CAL. Reinhold, as the Guarantor for NP Aerospace, became obligated to pay to Courtaulds plc net consideration consisting of (a) Two Million Two Hundred Thousand pounds sterling ((pound)2,200,000) ($3,706,340 based on an exchange rate of $1.6847) cash on the Closing Date and (b) within 120 days following the end of each of the calendar years 1998 through 2001, a cash amount equal to 25% of the Pre-tax Profit on the light armored vehicle business only, the maximum aggregate amount of which shall not exceed Twenty Million pounds sterling ((pound)20,000,000). Additional payments will be capitalized as part of the purchase price, when and if earned. In the year ended December 31, 1999, additional payments earned totalled (pound)140,000 ($227,000).

The acquisition has been accounted for by the purchase method and, accordingly, the results of operations of the acquired business have been included in the consolidated financial statements from April 24, 1998.

The excess of the fair value of the net identifiable assets acquired over the purchase price has been allocated to fixed assets as follows (in thousands):

Working capital                                                         $ 3,360
Severance costs                                                            (403)
--------------------------------------------------------------------------------
Net identifiable assets                                                   2,957
--------------------------------------------------------------------------------
Purchase price                                                            3,707
Deferred consideration                                                      227
--------------------------------------------------------------------------------
Allocated to property, plant and equipment                              $   977
--------------------------------------------------------------------------------

Reinhold Industries, Inc. and Subsidiary

The pro forma unaudited results of operations for the year ended December 31, 1998, assuming consummation of the purchase as of January 1, 1998 are as follows (in thousands, except earnings per share data):

                                                                      Year ended
                                                               December 31, 1998
--------------------------------------------------------------------------------
Net sales                                                                $30,918
Net income                                                               $ 2,270
Basic and diluted earnings per share                                     $  1.14

INCOME TAXES The Company accounts for income taxes under the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

EARNINGS PER COMMON SHARE The Company presents basic and diluted earnings per share ("EPS"). Basic EPS includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from securities that could share in the earnings of the Company.

The reconciliations of basic and diluted weighted average shares are as follows:


                                                            December 31, 1999   December 31, 1998
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                            $5,041                2,138
------------------------------------------------------------------------------------------------------------------------------------
Weighted  average shares used in basic computation                     1,999                1,999
Dilutive stock options                                                     7                    -
------------------------------------------------------------------------------------------------------------------------------------
Weighted average shares used for diluted calculation                    2,006               1,999
------------------------------------------------------------------------------------------------------------------------------------

 COMPREHENSIVE INCOME The Company adopted the provisions of SFAS No. 130 "Reporting Comprehensive Income", effective January 1, 1998. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Total comprehensive income is reported in the Consolidated Statements of Stockholders' Equity and Comprehensive Income in the financial statements and includes net income, changes in the additional pension liability in excess of unrecognized prior service cost and changes in foreign currency translation.

STOCK OPTION PLAN The Company accounts for its stock-based compensation in accordance with the provisions of SFAS No. 123 "Accounting For Stock-Based Compensation". Under the provisions of SFAS No. 123, the Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

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

                                        Reinhold Industries, Inc. and Subsidiary

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF The Company accounts for long lived assets and certain intangibles including goodwill at amortized cost. As part of an ongoing review of the valuation and amortization of long-lived assets, management assesses the carrying value of such assets, if facts and circumstances suggest that they may be impaired. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell. As of December 31, 1999 and 1998, no assets were considered impaired.

FAIR VALUE OF FINANCIAL INSTRUMENTS The carrying amounts of the following financial instruments approximate fair value because of the short maturity of those instruments: cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, other assets, accounts payable, accrued expenses and current installments of long term debt. The long term debt bears interest at a variable market rate, and thus has a carrying amount that approximates fair value.

FOREIGN CURRENCY The reporting currency of the Company is the United States dollar. The functional currency of NP Aerospace is the UK pound sterling. For consolidation purposes, the assets and liabilities of the Company's subsidiary are translated at the exchange rate in effect at the balance sheet date. The consolidated statements of earnings are translated at the average exchange rate in effect for the year ended Dember 31, 1999 and from the date of acquisition through December 31, 1998. Exchange differences arise from the valuation rates of the intercompany accounts and are taken directly to Stockholders' equity. The exchange rate at December 31, 1999 and 1998 was $1.62 and $1.66, respectively for both the balance sheet and consolidated statement of earnings.

RECLASSIFICATIONS Certain amounts in the prior period consolidated financial statements have been reclassified to conform with the current year presentation.

3 INCOME TAXES

The income tax provision consists of (in thousands):


                                                              Year ended               Year ended
                                                       December 31, 1999        December 31, 1998
------------------------------------------------------------------------------------------------------------------------------------
Federal                                                              $ 76                      35
State                                                                  37                       3
Foreign                                                               650                       3
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                $763                      41
------------------------------------------------------------------------------------------------------------------------------------

The income tax expense for the years ended December 31, 1999 and 1998 was $763,000 and $41,000, respectively, and differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to pretax income as a result of the following (in thousands):


                                                               Year ended              Year ended
                                                       December 31, 1999        December 31, 1998
------------------------------------------------------------------------------------------------------------------------------------
Taxes at statutory Federal rate                                   $ 1,269                     601
State taxes, net of Federal tax benefits                              222                      52
Foreign taxes on UK operations                                        650                       3
Non-deductible expenses                                                55                    (247)
Change in beginning balance of valuation allowance                 (1,471)                   (403)
Other                                                                  38                      35
------------------------------------------------------------------------------------------------------------------------------------
Total provision for income tax expense                             $  763                      41
------------------------------------------------------------------------------------------------------------------------------------

Reinhold Industries, Inc. and Subsidiary


The significant components of deferred income tax benefit were as follows (in thousands):


                                                              Year ended               Year ended
                                                       December 31, 1999        December 31, 1998
------------------------------------------------------------------------------------------------------------------------------------

Current deferred tax benefit                                     $  1,471                     403
Change in valuation allowance for deferred tax asset               (1,471)                   (403)
------------------------------------------------------------------------------------------------------------------------------------
Total deferred tax benefit                                       $      -                       -
------------------------------------------------------------------------------------------------------------------------------------


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:


                                                        December 31, 1999       December 31, 1998
------------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
            Adjustments from quasi-reorganization                $    595                     595
            Net operating loss carryforwards                       11,222                  12,305
            Inventory reserves                                        225                     240
            Other reserves                                            769                     996
------------------------------------------------------------------------------------------------------------------------------------
                Total gross deferred tax assets                    12,811                  14,136

            Less valuation allowance                              (11,809)                (13,388)
------------------------------------------------------------------------------------------------------------------------------------
                Net deferred tax assets                             1,002                     748

Deferred tax liabilities:
            Pension                                                  (476)                   (268)
            Depreciation                                             (526)                   (480)
------------------------------------------------------------------------------------------------------------------------------------
                Total gross deferred tax liabilities               (1,002)                   (748)
                Net deferred tax assets                          $      -                       -

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will not realize the benefits of these deductible differences at December 31, 1999.

At December 31, 1999 and 1998, the Company had generated net operating loss carryovers for Federal income tax purposes of approximately $32,089,000 and $34,857,000, respectively. At December 31, 1999, the Company has also generated net operating loss carryovers for State income tax purposes of approximately $6,179,000. The Company may utilize the Federal net operating losses by carrying them forward to offset future Federal taxable income, if any, through 2011. The Company may utilize the State net operating losses by carrying them forward to offset future State taxable income, if any, through 2001.

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

                                        Reinhold Industries, Inc. and Subsidiary

4 LONG TERM DEBT

On  April  22,  1998,  the  Company  borrowed  $2,268,000  from  The  CIT  Group
Credit/Finance (CIT) to fund a portion of the purchase consideration due to Courtaulds Aerospace. The Company had previously entered into a Five Year Loan and Security Agreement with CIT in the amount of Four Million Dollars
($4,000,000). The term portion of the loan ($2,268,000) was payable in equal monthly principal payments of $37,800 plus interest at prime plus 1.75% and was secured by fixed assets and land. The remainder of the CIT credit facility was a revolver of One Million Seven Hundred Thirty-Two Thousand Dollars ($1,732,000), which had never been used.

On April 16, 1999, the Company repaid the outstanding loan with the CIT Group Credit/Finance through a refinancing with Bank of America National Trust and Savings Association ("B of A") and cancelled the revolver. The new credit facility with B of A is a term loan in the amount of $1,861,478 payable in 48 equal monthly principal installments of $38,780 plus interest at a rate which approximates LIBOR plus 1.75% and is secured by fixed assets. The B of A term loan contains various covenants to which the Company must adhere. At December 31, 1999, the Company was in compliance with the covenants.

At December 31, 1999, maturities of long term debt were as follows (in thousands):

2000                                                   $  503
2001                                                      465
2002                                                      465
2003                                                      195
--------------------------------------------------------------------------------
                                                       $1,628

--------------------------------------------------------------------------------

5 STOCKHOLDERS' EQUITY
Capital stock consists of 45,000,000 and 2,500,000 authorized common shares, $0.01 par value per share, of which 1,998,956 and 978,956 of Class A were issued and outstanding at December 31, 1999 and 1998, respectively, and 1,020,000 shares of Class B were outstanding at December 31, 1998. There were 5,000,000 preferred shares authorized at December 31, 1999, however, none were issued or outstanding.

6 STOCK OPTIONS

STOCK  INCENTIVE  PLAN On July 31, 1996,  the Company  established  the Reinhold
Stock Incentive Plan for key employees. The Reinhold Stock Incentive Plan permits the grant of stock options, stock appreciation rights and restricted stock. The total number of shares of stock subject to issuance under the Reinhold Stock Incentive Plan may not exceed 100,000. The maximum number of shares of stock with respect to which options or stock appreciation rights may be granted to any eligible employee during the term of the Reinhold Stock Incentive Plan may not exceed 10,000. The shares to be delivered under the Reinhold Stock Incentive Plan may consist of authorized but unissued stock or treasury stock, not reserved for any other purpose.

On June 3, 1999, the Compensation Committee of the Board of Directors granted 73,000 stock options to key employees at an option price of $8.25 per share, the prevailing market rate on that date. The options shall not be exercisable in whole or in part until three years after the grant date and are exercisable up to ten years from the grant date.

On June 3, 1999, the Board of Directors approved and adopted the Reinhold Industries, Inc. Stock Option Agreement by and between the Company and Michael
T. Furry, granting Mr. Furry the option, effective June 3, 1999, to acquire up to 90,000 shares of Class A common stock of the Company at fair market value at that date ($8.25 per share). Terms of theAgreement are equivalent to those in the Reinhold Stock Incentive Plan.

Reinhold Industries, Inc. and Subsidiary

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and the related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options approximates the fair value of the underlying stock on the date of grant, no compensation expense is recognized. Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted-average assumptions for 1999:

--------------------------------------------------------------------------------
Risk free interest rate                                                     6.5%
--------------------------------------------------------------------------------
Dividend yield                                                               -
--------------------------------------------------------------------------------
Volitility factor                                                            70%
--------------------------------------------------------------------------------
Weighted average life (years)                                                4.1

Using the Black-Scholes Option Pricing Model, the estimated weighted-average grant date fair value of options granted in 1999 was $4.86. The pro forma net income assuming the amortization of the estimated fair values over the option vesting period and diluted earnings per common share, had the fair value method of accounting for stock options been used, would have been as follows (in thousand, except per share data):

--------------------------------------------------------------------------------
Pro forma net income                                                      $4,888
--------------------------------------------------------------------------------
Pro forma earnings per share:

Basic                                                                      $2.45
Diluted                                                                    $2.44
--------------------------------------------------------------------------------

The Black-Scholes Option Pricing Model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different than those of traded options, and because changes in the assumptions can materially affect the fair value estimate, in management's opinion, the existing models may not necessarily provide a reliable single measure of the fair value of its employee stock options. A summary of the status of the option plans as of and for the changes during the year ended December 31, 1999 is presented below:

------------------------------------------------------------------------------------------------------------------------------------
                                                  Number of shares             Low           High        Weighted average
                                                                                                           exercise price
------------------------------------------------------------------------------------------------------------------------------------
Outstanding December 31, 1998                                    -               -              -                       -
------------------------------------------------------------------------------------------------------------------------------------
Granted in 1999                                            169,000           $8.25         $11.25                   $8.35
Forfeited during 1999                                        6,000           $8.25         $ 8.25                   $8.25
------------------------------------------------------------------------------------------------------------------------------------
Outstanding December 31, 1999                              163,000           $8.25         $11.25                   $8.35
------------------------------------------------------------------------------------------------------------------------------------

At December 31, 1999, the weighted average remaining contractual life of options outstanding is 9.4 years. No options are currently exercisable.

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

Net pension cost included the following (in thousands):

                                                           Year Ended                  Year Ended
                                                    December 31, 1999           December 31, 1998
------------------------------------------------------------------------------------------------------------------------------------

Service cost                                                     $ 142                       113
Interest cost on benefits earned in prior years                    800                       839
Expected return on assets                                         (921)                     (972)
Amortization of net obligation at transition                        25                        20
Amortization of net loss                                           129                         6
------------------------------------------------------------------------------------------------------------------------------------
Net pension cost                                                 $ 175                         6

                                        Reinhold Industries, Inc. and Subsidiary


The following table sets forth a reconciliation of the pension plan's benefit obligation at December 31, 1999 and 1998 (in thousands):


                                                                  1999                              1998
------------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation at beginning of period            $12,699                            11,812
Service cost                                                       142                               137
Interest cost                                                      800                             1,051
Actuarial loss/(gain)                                             (649)                            1,049
Benefits paid                                                   (1,105)                           (1,350)
------------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation at end of period                  $11,887                            12,699
------------------------------------------------------------------------------------------------------------------------------------


The following table sets forth a reconciliation of the pension plan's assets at December 31, 1999 and 1998 (in thousands):

                                                                  1999                              1998
------------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at beginning of period               $10,755                            11,432
Actual return on assets                                          1,685                               345
Employer contributions                                             479                               328
Benefits paid                                                   (1,105)                           (1,350)
------------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of period                     $11,814                            10,755


The following table sets forth a reconciliation of the pension plan's funded status at December 31, 1999 and 1998 (in thousands):

                                                                  1999                              1998
------------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation at end of period                  $11,887                            12,699
Fair value of plan assets at end of period                      11,814                            10,755
------------------------------------------------------------------------------------------------------------------------------------
Funded status                                                      (73)                           (1,944)
Unrecognized prior service cost                                     (4)                                1
Unrecognized net obligation at transition                           20                                40
Unrecognized net loss                                            1,020                             2,562
------------------------------------------------------------------------------------------------------------------------------------
Prepaid pension cost at end of period                          $   963                               659
------------------------------------------------------------------------------------------------------------------------------------

Intangible asset at December 31,                               $     -                                41
Additional minimum liability at December 31,                         -                            (2,290)
------------------------------------------------------------------------------------------------------------------------------------
Additional pension liability in excess of
prior service cost at December 31,                             $     -                            (2,249)
------------------------------------------------------------------------------------------------------------------------------------

Assumptions used in accounting for the pension plan were:

                                                       December 31, 1999                December 31, 1998
------------------------------------------------------------------------------------------------------------------------------------
Discount rate                                                       7.25%                             6.5%
Rate of increase in compensation levels                             5.0                               5.0
Expected long-term rate of return on assets                         9.0                               9.0

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

Reinhold is a manufacturer of advanced custom composite components and sheet molding compounds for a variety of applications in the United States and Europe. The Company generates revenues from four operating segments: Aerospace, CompositAir, Commercial and NP Aerospace. Management has determined these to be Reinhold's operating segments based upon the nature of their products. Aerospace produces a variety of products for the U.S. military and space programs. CompositAir produces components for the commercial aircraft seating industry. The Commercial segment produces lighting housings and pool filters. The United Kingdom includes NP Aerospace, our subsidiary located in Coventry, England, and produces products for law enforcement, lighting, military, automotive and commercial aircraft.

Reinhold Industries, Inc. and Subsidiary


The information in the following tables is derived directly from the segment's internal financial reporting for corporate management purposes (in thousands).


                                                         December 31, 1999           December 31, 1998
------------------------------------------------------------------------------------------------------------------------------------
Net sales

     Aerospace                                                    $  5,863                      6,165
     CompositAir                                                    15,955                     11,214
     Commercial                                                      2,433                      1,978
     NP Aerospace                                                   14,889                      6,639
------------------------------------------------------------------------------------------------------------------------------------
Total sales                                                       $ 39,140                     25,996

Income before income taxes
     Aerospace                                                    $  1,241                      1,587
     CompositAir                                                     2,088                         94
     Commercial                                                        287                         72
     NP Aerospace                                                    2,536                        747
     Unallocated corporate expenses                                   (348)                      (321)
------------------------------------------------------------------------------------------------------------------------------------
Total income before income taxes                                  $  5,804                      2,179

Depreciation and amortization

     Aerospace                                                    $    356                        369
     CompositAir                                                       272                        220
     Commercial                                                        155                        150
     NP Aerospace                                                      163                         64
------------------------------------------------------------------------------------------------------------------------------------
     Unallocated corporate                                              82                         96
Total depreciation and amortization                               $  1,028                        899
------------------------------------------------------------------------------------------------------------------------------------

Capital expenditures

     Aerospace                                                    $    117                         63
     CompositAir                                                       540                        458
     Commercial                                                         52                        132
     NP Aerospace                                                      215                        303
------------------------------------------------------------------------------------------------------------------------------------
Total capital expenditures                                        $    924                        956
------------------------------------------------------------------------------------------------------------------------------------

Total assets

     Aerospace                                                    $  4,735                      4,869
     CompositAir                                                     3,469                      3,419
     Commercial                                                      1,024                      1,144
     NP Aerospace                                                    9,455                      8,015
------------------------------------------------------------------------------------------------------------------------------------
     Unallocated corporate                                           6,551                      2,768
Total assets                                                      $ 25,234                     20,215
------------------------------------------------------------------------------------------------------------------------------------


The table below presents information related to geographic areas in which Reinhold operated in 1999 and 1998 (in thousands):

                                                         December 31, 1999           December 31, 1998
------------------------------------------------------------------------------------------------------------------------------------
Net sales

     United States                                                 $18,662                     14,920
     United Kingdom                                                 14,188                      8,579
     Botswana                                                        1,942                          -
     Germany                                                         1,916                      1,797
     Northern Ireland                                                1,557                          -
     Other Europe                                                      875                        700
------------------------------------------------------------------------------------------------------------------------------------
     Net sales                                                     $39,140                     25,996
------------------------------------------------------------------------------------------------------------------------------------

                                        Reinhold Industries, Inc. and Subsidiary

9 COMMITMENTS AND CONTINGENCIES
LEASES The Company leases certain facilities and equipment under operating leases expiring through 2002. Total rental expense on all operating leases approximated $514,000 and $509,000 for 1999 and 1998, respectively.

Minimum future rental commitments under noncancelable operating leases at December 31, 1999 are as follows (in thousands):

2000                                                                $  284
2001                                                                   133
2002                                                                    60
2003                                                                     4
--------------------------------------------------------------------------------
                                                                    $  481
--------------------------------------------------------------------------------

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

Sales to each customer that exceed 10% of total net sales for the periods presented were as follows (in thousands):

                                                                Year ended                  Year ended
                                                         December 31, 1999           December 31, 1998
------------------------------------------------------------------------------------------------------------------------------------
B/E Aerospace                                                     $13,405                       8,687
United Kingdom Ministry of Defense                                  6,356                           *
Alliant Techsystems                                                     *                       3,077
------------------------------------------------------------------------------------------------------------------------------------

* Sales to these customers were less than 10% of total net sales for the period.

B/E Aerospace accounted for approximately 40% of the Company's accounts receivable balance at December 31, 1999 before any adjustments for the allowance for doubtful accounts. No other customer exceeded 10% of the Company's gross accounts receivable balance. The Company estimates an allowance for doubtful accounts based on the creditworthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company's estimate of its bad debts.

11 RELATED PARTY TRANSACTIONS On June 3, 1999, Reinhold entered into a two year agreement with Hammond, Kennedy, Whitney and Company ("HKW"), a private equity firm, to provide Reinhold and its subsidiaries with advise regarding strategic direction and merger and acquisition activities, including identifying potential acquisition candidates, for a fee of $20,000 per month. The agreement is automatically renewed thereafter for successive one year periods, unless termination notification is provided by either party within 120 days of the renewal date. Mssrs. Ralph R. Whitney, Jr. and Andrew McNally, IV, both members of the Board of Directors of Reinhold, are principals of HKW. Additionally, the Company pays a monthly legal retainer of $4,000 to Mr. Glenn Scolnick, also a principal of HKW.

12 SUBSEQUENT EVENT On March 9, 2000, Samuel Bingham Enterprises, Inc., a newly-formed wholly-owned subsidiary of Reinhold Industries, Inc., purchased certain assets and assumed certain liabilities of Samuel Bingham Company for $15.5 million in cash. A majority of the purchase price was financed through a five-year term loan with the Bank of America for $11.0 million with the balance being paid from cash on hand. Samuel Bingham Company is a manufacturer and supplier of graphic arts and industrial rollers for a variety of applications.

BOARD OF DIRECTORS
Ralph R. Whitney, Jr.
Chairman  of The Board
Chairman
Hammond, Kennedy, Whitney & Company

Michael T. Furry
President and CEO
Reinhold Industries, Inc.

Andrew McNally, IV
Managing Director
Hammond, Kennedy, Whitney & Company

CORPORATE OFFICERS
Michael T. Furry
President and CEO

Brett R. Meinsen
Vice President - Finance and
Administration, Treasurer
and Secretary

CORPORATE OFFICES
12827 East Imperial Highway
Santa Fe Springs, CA 90670
562 944-3281
562 944-7238 (fax)

INVESTOR RELATIONS
Contact Judy Sanson
Reinhold Industries, Inc.

REGISTRAR
Continental Stock Transfer &
Trust Company
2 Broadway
New York, New York 10004

ANNUAL MEETING
The Annual Stockholders' Meeting will be held at the offices of Reinhold Industries, Inc. 12827 East Imperial Hwy Santa Fe Springs, CA on May 10, 2000 at 10:00 a.m.

FORM 10-KSB
Stockholders may obtain a copy of Reinhold's 10-KSB without charge by writing to Investor Relations Department

TRANSFER AGENT
Continental Stock Transfer &
Trust Company
2 Broadway
New York, New York 10004
212 509-4000

INDEPENDENT AUDITORS
KPMG LLP
355 South Grand Avenue
Los Angeles, CA 90071

ATTORNEYS
Petillon & Hansen
1260 Union Bank Tower
21515 Hawthorne Boulevard
Torrance, California 90503

Wapnick & Alvarado
11268 W. Washington Blvd.
Suite 200
Culver City, CA 90230

STOCK LISTING
Reinhold common stock is listed on the OTC Bulletin Board Symbol - RNHDA

STOCKHOLDER INFORMATION

Market Price                                 High         Low
--------------------------------------------------------------------------------
First Quarter ended March 31, 1999             8 1/8      6 3/4
Second Quarter ended June 30, 1999             9 1/4      6 3/4
Third Quarter ended September 30, 1999        12          8
Fourth Quarter ended December 31, 1999        13 1/8      9 1/4

The Class A Common Stock of the Company is listed on the OTC Bulletin Board under the ticker symbol RNHDA. The table above sets forth the high and low sale prices of the Company's Class A Common Stock for each of the quarterly periods for the year ended December 31, 1999.

This page left blank

Reinhold Industries, Inc.
12827 East Imperial Highway
Santa Fe Springs, CA 90670
562 944-3281