Form 10KSB40/A, Exhibit 13
period 1999-12-31
REINHOLD INDUSTRIES INC/DE/
filed 2001-04-16
CIK 862255

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



Selected Financial Data (as restated)

                                                       1999      1998       1997      1996      1995
-----------------------------------------------------------------------------------------------------

Summary of operations (in thousands)
Net sales                                         $  39,140    25,996     16,232    13,120    11,122
Gross profit                                      $  10,783     6,503      4,699     3,046     1,728
Operating income (loss)                           $   5,704     2,196      1,595        17    (1,832)
Interest (expense) income, net                    $     100       (17)       103     1,159     2,202
Reorganization expenses                           $       -         -          -     3,139     9,492
Net income (loss) (Note 3)                        $   3,570     1,435      1,004    (2,353)   (8,983)

------------------------------------------------------------------------------------------------------
Year end position (in thousands)
Cash and marketable securities                    $   9,419     3,622      3,169     2,522    34,660
Working capital                                   $  13,256     8,961      6,314     3,602    39,105
Net property and equipment                        $   5,726     5,476      4,526     5,158     5,607
Total assets                                      $  25,234    20,215     13,215    12,540    64,705
Long-term debt                                    $   1,125     1,550          -         -         -
Long-term liabilities                             $     204     2,559        873     3,314     3,168
Stockholder equity                                $  18,423    11,263     10,905     7,284    43,555

------------------------------------------------------------------------------------------------------
Per share data Net income (loss):

Basic (Note 1)                                    $    1.79       0.72      0.50     N.M.*     (0.86)
Diluted (Note 1)                                  $    1.78       0.72      0.50     N.M.*     (0.86)
Stockholders' equity                              $    9.18       5.63      5.46     N.M.*      4.17
Market price range: (Note 2)
High                                              $   13 1/8     9 1/4     10       4 1/8       N.M.*
Low                                               $    6 3/4     5 1/2     2 7/8    3 1/4       N.M.*

------------------------------------------------------------------------------------------------------------------------------------
Other data (in thousands except stockholder & employee data)
Orders on hand                                    $  13,841    16,194      5,989     4,935     6,635
Average shares outstanding - basic                    1,999     1,999      1,999    Note 1    10,442
Average shares outstanding - diluted                  2,006     1,999      1,999    Note 1    10,442
Average number of common stockholders                 1,711     1,808      1,951     2,099     2,396
Average number of employees                             289       220        124       105       104


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

Note 3: Selected financial data for all years presented have been restated.  See note 13 to the consolidated financial statements for information regarding the restatement of the consolidated financial statements for income taxes and certain accrued liabilities.

See management analysis and Note 1 to the consolidated financial statements for discussion of Chapter 11 bankruptcy proceedings and the Effective Date of the Fourth Amended Plan of Reorganization.

*N.M. - Not Meaningful

Picture of Michael T. Furry

Michael T. Furry
President and Chief
Executive Officer

TO OUR STOCKHOLDERS
The confluence of a number of favorable events resulted in an excellent year for Reinhold Industries in 1999, only our third full year as a public company. The charts on the following pages illustrate this success according to these criteria: net sales, net income, earnings per share, return on capital employed
(ROCE), cash balances, and stockholder equity. My purpose here is to call your attention to these significant facts. Primary among them are a 50% increase in net sales from $26 million in 1998 to $39 million in 1999 and a 157% increase in net income from $1.4 million in 1998 to $3.6 million in 1999. For complete financial details, I urge you to read pages 17 and 18 - Management Discussion and Analysis of Financial Condition and Results of Operations - as well as the subsequent tables.

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

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Net Income (in millions)
1997     $1.0
1998     $1.4
1999     $3.6
260% increase

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

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Earnings per share (in dollars)
1997     $0.50
1998     $0.72
1999     $1.78
276% increase

offer that cost advantage to our customers in a collaborative effort to secure a greater share of the worldwide market. The increasing benefits of composite seatbacks in lieu of metal are described in more detail on pages 6 and 7 and 10 and 11.

THE REINHOLD PHILOSOPHY We cannot expect to sustain indefinitely the growth that we have enjoyed for the past three years - 141% in net sales, 260% in net income, 276% in earnings per share, 193% in cash balance, 69% in stockholder equity, and from 17% in 1997 to a lofty 29% return on capital employed (ROCE) in 1999. Conditions that cannot be anticipated, such as the effects of a military crisis in Botswana or the breakdown of peace talks in Northern Ireland - to name two that have impacted our business recently - make forecasts around them imprudent. What we can do is sustain and extend the management philosophy and strategy that have made it possible for us to capitalize on the good fortune that comes our way and, at the same time, protect against the vagaries of a volatile world.

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

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

ROCE* (in percentages)
1997     17%
1998     15%
1999     29%
71% increase
*Return on capital employed

people. They are the primary feature of this annual report.

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

We expect both sales and profits for Aerospace (USA) and Commercial (USA) Business Units to be up in 2000 and beyond.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Stockholder Equity (in millions)
1997     $10.9
1998     $11.3
1999     $18.4
69% increase

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

A tax provision of $2.2 million was recorded in 1999 compared with a provision of $0.7 million in 1998, due primarily to increased profitability in the United Kingdom. The effective tax rate in 1999 was 38% as compared to 34% in 1998. The change results principally from the rate difference on foreign income. At December 31, 1999 and 1998, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $31,782,000 and $34,664,000, respectively. At December 31, 1999, the Company also had net operating loss carryforwards for State income tax purposes of approximately $5,551,000. The Company may utilize the Federal net operating losses by carrying them forward to offset future Federal taxable income, if any, through 2011. The Company may utilize the State net operating losses by carrying them forward to offset future State taxable income, if any, through 2001. As more fully described in note 13 to the consolidated financial statements, benefits realized from loss carryforwards arising prior to the reorganization have been recorded directly to additional paid-in capital. Such benefits amounted to $1,471,000 in 1999 and $703,000 in 1998.

Net income totaled $3.6 million, or $1.78 per diluted share in 1999 compared with $1.4 million, or $0.72 per diluted share in 1998.

LIQUIDITY AND CAPITAL RESOURCES As of December 31, 1999, working capital was $13.3 million, up $4.3 million from December 31, 1998. Cash and cash equivalents of $9.4 million held at December 31, 1999 were $5.8 million higher than cash and cash equivalents held at December 31, 1998 primarily due to $7.4 million of net cash provided by operating activities.

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

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Reinhold Industries, Inc. and Subsidiary as of December 31, 1999 and 1998 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 13 to the consolidated financial statements, the Company has restated its 1999 and 1998 financial statements to record certain income tax benefits directly to additional paid-in capital pursuant to Statement of Position 90-7 "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" and to reverse certain accrued liabilities.

/S/KPMG LLP

Los Angeles,  California
February 16, 2000, except for Note 12
which is as of March 9, 2000 and
Note 13 which is as of March 16, 2001

Reinhold Industries, Inc. and Subsidiary


This page left blank

                                        Reinhold Industries, Inc. and Subsidiary

Consolidated Statements of Earnings (as restated)
(Amounts in thousands, except for per share data)

------------------------------------------------------------------------------------------------------------------------------------
                                                                   Year ended                        Year ended
                                                            December 31, 1999                 December 31, 1998
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                             $39,140                            25,996
Cost of sales                                                          28,357                            19,493
------------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                           10,783                             6,503
Selling, general and administrative expenses                            5,079                             4,307
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                                        5,704                             2,196
Interest income (expense), net                                            100                               (17)
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                              5,804                             2,179
Income taxes                                                            2,234                               744
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                            $ 3,570                             1,435
------------------------------------------------------------------------------------------------------------------------------------


Earnings per share:
Basic                                                                 $  1.79                              0.72
Diluted                                                               $  1.78                              0.72
------------------------------------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding:

Basic                                                                   1,999                             1,999
Diluted                                                                 2,006                             1,999
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

Reinhold Industries, Inc. and Subsidiary

Consolidated Balance Sheets (as restated)
(Amounts in thousands, except share data)

------------------------------------------------------------------------------------------------------------------------------------
                                                                           December 31, 1999     December 31, 1998
------------------------------------------------------------------------------------------------------------------------------------

Assets
Current assets:

   Cash and cash equivalents                                                         $ 9,419                 3,622
   Accounts receivable (less allowance for doubtful accounts of $60
      and $287, respectively)                                                          4,077                 4,869
   Inventories                                                                         4,085                 4,385
   Prepaid expenses and other current assets                                           1,157                   928
------------------------------------------------------------------------------------------------------------------------------------
      Total current assets                                                            18,738                13,804
------------------------------------------------------------------------------------------------------------------------------------
Property and equipment, at cost                                                       10,436                 9,532
   Less accumulated depreciation and amortization                                      4,710                 4,056
------------------------------------------------------------------------------------------------------------------------------------
      Net property and equipment                                                       5,726                 5,476
------------------------------------------------------------------------------------------------------------------------------------

Other assets, less applicable amortization                                               770                   935
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     $25,234                20,215
------------------------------------------------------------------------------------------------------------------------------------


Liabilities and stockholders' equity
 Current liabilities:
   Accounts payable                                                                  $ 1,825                 2,976
   Accrued expenses                                                                    3,154                 1,413
   Current installments of long term debt                                                503                   454
------------------------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                        5,482                 4,843
------------------------------------------------------------------------------------------------------------------------------------

Long-term pension liability                                                                -                 2,290
Long-term debt, less current installments                                              1,125                 1,550
Other long-term liabilities                                                              204                   269

Stockholders' equity:
   Preferred stock - Authorized: 5,000,000 shares

      Issued and outstanding: None                                                         -                     -
   Common stock, $0.01 par value:
      Class A -  Authorized: 45,000,000 shares.
      Issued and outstanding:  1,998,956 and 978,956 shares, respectively.                20                    10
      Class B - Authorized, issued and outstanding:  1,020,000 shares
       at December 31, 1998                                                                -                    10
   Additional paid-in capital                                                         12,328                10,857
   Retained earnings                                                                   6,255                 2,685
   Accumulated other comprehensive loss                                                 (180)               (2,299)
------------------------------------------------------------------------------------------------------------------------------------
      Stockholders' equity                                                            18,423                11,263
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     $25,234                20,215
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

                                        Reinhold Industries, Inc. and Subsidiary

Consolidated Statements of Cash Flows (as restated)
(Amounts in thousands)

------------------------------------------------------------------------------------------------------------------------------------
                                                                             Year ended             Year ended
                                                                      December 31, 1999      December 31, 1998
------------------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:

   Net income                                                                   $3,570                   1,435
   Adjustments to reconcile net income to net cash
   provided by operating activities:
      Depreciation and amortization                                              1,028                     899
      Additions to paid-in capital resulting from tax benefits                   1.471                     703
      Accounts receivable, net                                                     792                    (359)
      Inventories                                                                  300                    (178)
      Prepaid expenses and other current assets                                   (229)                   (143)
      Other assets                                                                   -                      32
      Accounts payable                                                          (1,151)                  1,007
      Accrued expenses                                                           1,741                     (18)
      Other, net                                                                  (146)                   (266)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                        7,376                   3,112
------------------------------------------------------------------------------------------------------------------------------------

Cash flows used in investing activities:

   Maturity of marketable securities                                                 -                     750
   Acquisitions and deferred consideration                                        (227)                 (3,707)
   Capital expenditures                                                           (924)                   (956)
------------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                           (1,151)                 (3,913)
------------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:

   Proceeds from long term debt                                                      -                   2,268
   Repayment of long term debt                                                    (376)                   (264)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                               (376)                  2,004
------------------------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivilents                       (52)                      -

Net increase in cash and cash equivalents                                        5,797                   1,203
------------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at beginning of year                                   3,622                   2,419
------------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                                        $9,419                   3,622
------------------------------------------------------------------------------------------------------------------------------------

Supplementary disclosures of cash flow information - Cash paid during the year for:

      Income taxes                                                                   -                      38
      Interest                                                                  $  158                     137
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

Reinhold Industries, Inc. and Subsidiary

Consolidated Statements of Stockholders' Equity and Comprehensive Income (as restated)
(Amounts in thousands, except share data)


                                                                                    Common stock   $0.01 par value
                                                                           ----------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

                                                         Preferred          Class A                         Class B
                                                            Shares           Shares        Amount            Shares     Amount
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997, as previously reported               -          978,956            10         1,020,000         10

Adjustment to correct income tax expense
    in prior periods (Note 13)                                                    -             -                 -          -

Adjustment to reverse certain accrued
    liabilities (Note 13)                                                         -             -                 -          -
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997, as restated                          -          978,956            10         1,020,000         10

Net income                                                                        -             -                 -          -

Additions to paid-in capital resulting
    from tax benefits (Note 13)                                                   -             -                 -          -

Increase in additional pension liability in excess of
    unrecognized prior service cost                                               -             -                 -          -

Foreign currency translation adjustment                                           -             -                 -          -
------------------------------------------------------------------------------------------------------------------------------------

Comprehensive income

------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998, as restated                          -          978,956           $10         1,020,000        $10


Net income                                                                        -             -                 -          -

Additions to paid-in capital resulting
    from tax benefits (Note 13)                                                   -             -                 -          -

Decrease in additional pension liability in excess of
    unrecognized prior service cost                                               -             -                 -          -

Conversion of Class B shares to Class A shares (Note 1)                   1,020,000            10        (1,020,000)       (10)

Foreign currency translation adjustment                                           -             -                 -          -
------------------------------------------------------------------------------------------------------------------------------------

Comprehensive income

------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999, as restated                          -        1,998,956           $20                 -          -
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                        Reinhold Industries, Inc. and Subsidiary

                                                            Comprehensive Income
                                         ----------------------------------------------------------
                                                                   Accumulated
                                                           other comprehensive  Total comprehensive
             Additional paid-in capital  Retained earnings                loss               income    Net stockholders' equity
------------------------------------------------------------------------------------------------------------------------------------
                                  7,791              2,048               (519)                                            9,340


                                    798               (798)                 -                                                 -


                                  1,565                  -                  -                    -                        1,565
------------------------------------------------------------------------------------------------------------------------------------
                                 10,154              1,250               (519)                   -                       10,905

                                      -              1,435                  -                1,435                        1,435


                                    703                  -                  -                    -                          703


                                      -                  -             (1,730)              (1,730)                      (1,730)

                                      -                  -                (50)                 (50)                         (50)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                              (345)

------------------------------------------------------------------------------------------------------------------------------------
                                  10,857             2,685             (2,299)                                           11,263


                                       -             3,570                  -                3,570                        3,570


                                   1,471                 -                  -                    -                        1,471


                                       -                 -              2,249                2,249                        2,249



                                       -                 -               (130)                (130)                        (130)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                             5,689

------------------------------------------------------------------------------------------------------------------------------------
                                 $12,328            $6,255              $(180)                                          $18,423
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
--------------------------------------------------------------------------------

Reinhold Industries, Inc. and Subsidiary

The pro forma unaudited results of operations for the year ended December 31, 1998, assuming consummation of the purchase as of January 1, 1998 are as follows (in thousands, except earnings per share data):

                                                                      Year ended
                                                               December 31, 1998
--------------------------------------------------------------------------------
Net sales                                                                $30,918
Net income                                                               $ 1,567
Basic and diluted earnings per share                                     $  0.78

INCOME TAXES The Company accounts for income taxes under the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. As more fully described in note 13 of notes to consolidated financial statements, income tax benefits realized from temporary differences and operating loss carry forwards prior to the chapter 11 reorganization described above are recorded directly to additional paid-in capital.

EARNINGS PER COMMON SHARE The Company presents basic and diluted earnings per share ("EPS"). Basic EPS includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from securities that could share in the earnings of the Company.

The reconciliations of basic and diluted weighted average shares are as follows:


                                                            December 31, 1999   December 31, 1998
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                            $3,570                1,435
------------------------------------------------------------------------------------------------------------------------------------
Weighted  average shares used in basic computation                     1,999                1,999
Dilutive stock options                                                     7                    -
------------------------------------------------------------------------------------------------------------------------------------
Weighted average shares used for diluted calculation                    2,006               1,999
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

3 INCOME TAXES

The income tax provision consists of (in thousands):


                                                              Year ended               Year ended
                                                       December 31, 1999        December 31, 1998
                                                            (as restated)            (as restated)
------------------------------------------------------------------------------------------------------------------------------------
Federal                                                            $1,201                     612
State                                                                 383                     129
Foreign                                                               650                       3
------------------------------------------------------------------------------------------------------------------------------------
Total                                                              $2,234                     744
------------------------------------------------------------------------------------------------------------------------------------

The income tax expense for the years ended December 31, 1999 and 1998 was $2,234,000 and $744,000, respectively, and differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to pretax income as a result of the following (in thousands):


                                                               Year ended              Year ended
                                                        December 31, 1999       December 31, 1998
                                                             (as restated)           (as restated)
------------------------------------------------------------------------------------------------------------------------------------
Taxes at statutory Federal rate                                   $ 1,973                     741
State taxes, net of Federal tax benefits                              253                      86
Rate difference on foreign income                                     (85)                   (137)
Non-deductible expenses                                                55                      54
Other                                                                  38                       -
------------------------------------------------------------------------------------------------------------------------------------
Total provision for income tax expense                            $ 2,234                     744
------------------------------------------------------------------------------------------------------------------------------------

Reinhold Industries, Inc. and Subsidiary


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:


                                                        December 31, 1999       December 31, 1998
                                                            (as restated)           (as restated)
------------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
            Adjustments from quasi-reorganization                $    595                     595
            Net operating loss carryforwards                       11,083                  12,221
            Inventory reserves                                        210                     240
            Other reserves                                             32                     396
------------------------------------------------------------------------------------------------------------------------------------
                Total gross deferred tax assets                    11,920                  13,452

            Less valuation allowance                              (11,199)                (12,789)
------------------------------------------------------------------------------------------------------------------------------------
                Net deferred tax assets                               721                     663

Deferred tax liabilities:
            Pension                                                  (376)                   (183)
            Depreciation                                             (345)                   (480)
------------------------------------------------------------------------------------------------------------------------------------
                Total gross deferred tax liabilities                 (721)                   (663)
                Net deferred tax assets                           $     -                       -

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

At December 31, 1999 and 1998, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $31,782,000 and $34,664,000, respectively. At December 31, 1999, the Company also had net operating loss carryforwards for State income tax purposes of approximately $5,551,000. The Company may utilize the Federal net operating losses by carrying them forward to offset future Federal taxable income, if any, through 2011. The Company may utilize the State net operating losses by carrying them forward to offset future State taxable income, if any, through 2001. Benefits realized from loss carryforwards arising prior to the reorganization have been recorded directly to additional paid-in capital. Such benefits amounted to $1,471,000 in 1999 and $703,000 in 1998. See note 13 to notes to consolidated financial statements.

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

Using the Black-Scholes Option Pricing Model, the estimated weighted-average grant date fair value of options granted in 1999 was $4.86. The pro forma net income assuming the amortization of the estimated fair values over the option vesting period and diluted earnings per common share, had the fair value method of accounting for stock options been used, would have been as follows (in thousand, except per share data):

--------------------------------------------------------------------------------
Pro forma net income                                                      $3,417
--------------------------------------------------------------------------------
Pro forma earnings per share:

Basic                                                                      $1.71
Diluted                                                                    $1.70
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


                                                         December 31, 1999           December 31, 1998
------------------------------------------------------------------------------------------------------------------------------------
Net sales

     Aerospace                                                    $  5,863                      6,165
     CompositAir                                                    15,955                     11,214
     Commercial                                                      2,433                      1,978
     NP Aerospace                                                   14,889                      6,639
------------------------------------------------------------------------------------------------------------------------------------
Total sales                                                       $ 39,140                     25,996

Income before income taxes
     Aerospace                                                    $  1,241                      1,587
     CompositAir                                                     2,088                         94
     Commercial                                                        287                         72
     NP Aerospace                                                    2,536                        747
     Unallocated corporate expenses                                   (348)                      (321)
------------------------------------------------------------------------------------------------------------------------------------
Total income before income taxes                                  $  5,804                      2,179

Depreciation and amortization

     Aerospace                                                    $    356                        369
     CompositAir                                                       272                        220
     Commercial                                                        155                        150
     NP Aerospace                                                      163                         64
------------------------------------------------------------------------------------------------------------------------------------
     Unallocated corporate                                              82                         96
Total depreciation and amortization                               $  1,028                        899
------------------------------------------------------------------------------------------------------------------------------------

Capital expenditures

     Aerospace                                                    $    117                         63
     CompositAir                                                       540                        458
     Commercial                                                         52                        132
     NP Aerospace                                                      215                        303
------------------------------------------------------------------------------------------------------------------------------------
Total capital expenditures                                        $    924                        956
------------------------------------------------------------------------------------------------------------------------------------

Total assets

     Aerospace                                                    $  4,735                      4,869
     CompositAir                                                     3,469                      3,419
     Commercial                                                      1,024                      1,144
     NP Aerospace                                                    9,455                      8,015
     Unallocated corporate                                           6,551                      2,768
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                      $ 25,234                     20,215
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

13 RESTATEMENT On July 31, 1996, the Company consummated its Plan of Reorganization under the Bankruptcy Code and emerged from bankruptcy. Pursuant to the guidelines provided by the American Institute of Certified Public Accountants in Statement of Position 90-7 "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (SOP 90-7), the Company adopted fresh start reporting as of the close of business on July 31, 1996.

In accordance with SOP 90-7, benefits from net operating loss carryforwards arising prior to the Company's reorganization (emergence from bankruptcy proceedings) should be recorded as additional paid-in capital. The Company misapplied such benefits as reductions of income tax expense. The Company has recorded adjustments to restate its financial statements to correct the misapplication of such benefits. The effect of these adjustments was to reduce net income by $1,471,000 ($0.73 diluted earnings per share) in 1999 and $703,000 ($0.35 diluted earnings per share) in 1998. The impact of this restatement did not change total stockholders' equity for any period presented herein.

Prior to 1995, the Company recorded liabilities of $1,565,000 for estimated costs related to a proposed plant relocation. The recognition of these liabilities did not meet the requirements of EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." Accordingly, the Company has recorded adjustments to restate its financial statements to reverse these liabilities. The effect of these adjustments was to increase stockholders' equity and decrease accrued expenses by $1,565,000 for all periods presented. These adjustments did not impact the Company's results of operations for 1999 and 1998.

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