Form 10-K, Exhibit 13
period 2000-12-31
REINHOLD INDUSTRIES INC/DE/
filed 2001-04-16
CIK 862255

REINHOLD INDUSTRIES, INC.
                                                              2000 ANNUAL REPORT

Picture - Products       Picture - Products       Picture - Building

Picture - Board of Directors


Board of Directors, left to right: Michael T. Furry, President and CEO; Ralph R. Whitney, Jr., Chairman; Andrew McNally IV; Thomas Brand; Richard A. Place; and Glenn Scolnik.


                                                                Reinhold Industries, Inc. and Subsidiaries

Selected Financial Data

                                                2000         1999          1998          1997         1996
-----------------------------------------------------------------------------------------------------------
Summary of operations (in thousands)
Net sales                                 $   49,287       39,140        25,996        16,232       13,120
Gross profit                              $   14,789       10,783         6,503         4,699        3,046
Operating income                          $    5,364        5,704         2,196         1,595           17
Gain on sale of asset                     $      962            -             -             -            -
Interest (expense) income, net            $     (529)         100           (17)          103        1,159
Reorganization expenses                   $        -            -             -             -        3,139
Net income (loss)                         $    3,517        3,570         1,435         1,004       (2,353)
-----------------------------------------------------------------------------------------------------------
Year end position (in thousands)
Cash and marketable securities            $    7,121        9,419         3,622         3,169        2,522
Working capital                           $   14,589       13,256         8,961         6,314        3,602
Net property and equipment                $   11,280        5,726         5,476         4,526        5,158
Total assets                              $   40,709       25,234        20,215        13,215       12,540
Long-term debt                            $    8,721        1,125         1,550             -            -
Other long-term liabilities               $      449          204         2,559           873        3,314
Stockholders' equity                      $   22,905       18,423        11,263        10,905        7,284
-----------------------------------------------------------------------------------------------------------
Per share data (Note 2)
Net income (loss):
Basic (Note 1)                            $     1.60         1.62          0.65          0.46        N.M.*
Diluted (Note 1)                          $     1.58         1.62          0.65          0.46        N.M.*
Stockholders' equity                      $    10.28         8.36          5.12          4.96        N.M.*
Market price range:
High                                      $    13.00        11.93          9.25         10.00         4.13
Low                                       $     6.50         6.14          5.50          2.88         3.25
-----------------------------------------------------------------------------------------------------------
Other data (in thousands except stockholder & employee data)
Orders on hand                            $   16,442       13,841        16,194         5,989        4,935
Average shares outstanding - basic             2,198        2,198         2,198         2,198       Note 1
Average shares outstanding - diluted           2,229        2,205         2,198         2,198       Note 1
Average number of common stockholders          1,629        1,711         1,808         1,951        2,099
Average number of employees                      439          289           220           124          105
-----------------------------------------------------------------------------------------------------------


Note 1: Keene emerged from bankruptcy on July 31, 1996. Reinhold was merged into and with Keene, with the surviving company being renamed Reinhold Industries, Inc. The outstanding common stock of Keene on July 31,1996, 10,746,235 shares, was canceled and replaced by 978,956 shares of Class A Common Stock and 1,020,000 shares of Class B Common Stock. Therefore, the earnings per share and average shares outstanding information is not meaningful.

Note 2: All share information has been adjusted for the Company's 10% stock dividend in 2000.

*N.M. - Not Meaningful


See management analysis and Note 1 to the consolidated financial statements for discussion of Chapter 11 bankruptcy proceedings and the Effective Date of the Fourth Amended Plan of Reorganization.

MESSAGE FROM THE PRESIDENT

BRIEF SUMMARY OF THE YEAR The financial results achieved by the company in the year 2000 were essentially as expected, with net income down 1% from our strong performance in 1999. A positive aspect was gross sales of $49.3 million, up $10.1 million, or 26%, over 1999. The increase is attributable to the $18.3 million in sales contributed by Bingham during the 10 months of Reinhold ownership. It was particularly important because it enabled us to sustain our five-year pattern of continuous sales growth.

      Individual performance of the Business Units was mixed. The Aerospace and Commercial Units had excellent years, but their strong results were partially eroded by poor results from CompositAir and NP Aerospace. Details of the performance of each of the Business Units will be reviewed following the story of the Bingham Acquisition.

THE BINGHAM ACQUISITION The primary thrust of Reinhold's strategy for growth is focused acquisitions. On March 9, 2000, we took a significant step in implementing this strategy by acquiring the Samuel Bingham Company. An immediate effect of that acquisition was to invigorate the process of


Picture - Michael T. Furry

Michael T. Furry
President and CEO

                                         FOUNDED  IN  1848  BY  SAMUEL  BINGHAM,
                                         THE  COMPANY  WAS   ONE  OF  THE  FIRST
                                         MANUFACTURERS OF  RUBBER AND  COMPOSITE
                                         ROLLERS


aggressive revenue growth that began for Reinhold in 1996.

      Bingham manufactures rubber rollers for virtually all sheet and web-fed offset, flexographic, letterpress, and gravure printers, as well as metal decorators, manufacturers of film, packaging, converter products, and many other types of processors. Founded in 1848 by Samuel Bingham, the company was one of the first manufacturers of rubber and composite rollers and over the next 130 years built a reputation as an industry leader in innovation and product development.

      A century later, as competition intensified over the last thirty years of the 20th century, Bingham management relaxed their commitment to replacing and maintaining equipment and facilities. The consequence was a progressive loss of market share of the more richly-priced products and a negative effect on company morale.

         The decline of Bingham's fortunes brought them into focus as a potential acquisition for Reinhold. They met our criteria for a turn-around opportunity: irresolute management; poor financial performance; a discrete, definable marketplace; and a niche in a stable industry akin to our core business.


Picture - Cores


Cores are cleaned and
polished prior to application
of new rubber.

                                              Against a stand of Bingham rollers
                     Picture - Press in       at Banta Publications in  Liberty,
                               action         Missouri, Jeff See,  left,   VP of
                                              Sales  at  Bingham's  Kansas  City
                                              plant,  and   Gary  Utt,   Banta's
                                              Maintenance   Manager,     observe
                                              Bingham's rollers at work.




A procession of rollers
moves into the auto-clave
for vulcanizing.


                              Picture - Autoclave

AN IMPORTANT ASPECT OF
OUR METHOD IS A REWARD
SYSTEM BASED ON PRODUCTIVITY,
AND WE PROMPTLY COMMUNICATE        Picture - Autoclave
FINANCIAL RESULTS TO ALL
EMPLOYEES EACH MONTH.

                                                       THE  REINHOLD  PHILOSOPHY
                                                       IS SIMPLY THE APPLICATION
                                                       OF   SOUND     MANAGEMENT
                                                       PRACTICES.

Carl Smith, Bingham
Rollers CEO,right,                Picture - Carl Smith
talks with Kevin Broady,                    and Kevin Broady
Director of Manufacturing
at Gardner Lithograph,a
sheetfed lithographer in
Buena Park, California.



      We saw in Bingham a significant opportunity to install Reinhold's management philosophy and techniques at the Plant Manager and Sales Manager levels. The Reinhold philosophy is simply the application of sound management practices: safety and mutual respect in the workplace; targeted production and financial goals with incentives and rewards for meeting them; continuous, on-the-job training and cross-training of employees; the development and nurture of team concepts that thrive in the culture of an enlightened work ethic; a sense of controlled urgency; and a commitment to producing products that establish industry leadership in quality and on-time delivery.

      An important aspect of our method is a reward system based on productivity, and we promptly communicate financial results to all employees each month. In short, Reinhold provides an environment that enables every employee to feel that they are an important contributor to the success of the company.

      The first step in the integration of Bingham into the Reinhold family was to find a leader. Six months after the acquisition, we found him. He is Carl Smith, and he assumed the responsibilities of Chief Executive Officer in September of 2000. Carl was graduated from San Diego State University with a degree in engineering and has more than 30 years of technical and manufacturing experience. His resume includes President and Chief Operating Officer for Fiberite Corporation and Senior Vice-President of the North American Business Unit of Park Electro Chemical Corporation. He hit the ground running.

      At the time of the acquisition, there were 12 manufacturing facilities. In December, we closed the two that were the least efficient - Cincinnati and Montreal - and transferred production of that business to our Blacklick, PA and Palmyra, NY facilities.

PRODUCTION IS RISING
AND COSTS ARE COMING DOWN.



By end of the year, production was rising and costs were coming down. Incentive plans based on the financial performance of the business were installed. Today, all incentive and commission plans are based on that criteria. Employee morale and customer confidence in Bingham are on the rise.

      Twenty-five years ago, Bingham was the benchmark for industry standards. Our immediate goals are improved safety and product quality, 100% on-time delivery, and lead times 50% faster than our competition. Their realization will assure that Bingham will again be regarded as the most knowledgeable and valued supplier in the industry.

      OVERALL COMPANY PERFORMANCE Profit for the year 2000 was augmented by the sale of our property in Rancho Cucamonga, California. The appreciation to book value that we received was approximately $1 million. The sale coincided with the start of construction and renovation of our Santa Fe Springs facility.






                Picture - Rubber mill          Raw rubber is fed into the rubber
                                               mill with necessary   emollients,
                                               fillers, and colorizers.

MUCH OF THIS UNIT'S IMPROVEMENT
CAN BE ATTRIBUTED TO A CONTINUING                   Picture - In-Ground Lighting
EMPHASIS ON CREATIVE TOOLING AND                              Products
AGGRESSIVE PROCESS MANAGEMENT.


                                                 These three of 18 new in-ground
                                                 and water filtration   products
                                                 developed  by  the   Commercial
                                                 Unit during  the year exemplify
                                                 Reinhold's   expanding   design
                                                 and tooling expertise.


      The Aerospace Business Unit contributed the most from operations to earnings before interest and taxes (EBIT) in the year 2000. Sales were up 44% and EBIT was up 111% over 1999. These results reflect an across-the-board increase in demand as well as the initial production order for Minuteman ablative components.

      The Commercial Business Unit added 18 new in-ground lighting and water filtration products during the year 2000. In the process, their sales increased 27% and EBIT increased 46% over 1999. Much of this Unit's improvement can be attributed to a continuing emphasis on creative tooling and aggressive process management.

      The CompositAir Business Unit experienced a severe decline in both sales and EBIT in the year 2000. This poor result was due to the continuing lack of order input from our principal customer, who suffered a decline in order input in 1999 from which they have not fully recovered. In light of that, we had forecast a significant reduction in sales for the year, but actual results were worse than expected. Compared to this Unit's record performance in 1999, revenue declined 38%




A small, specialty roller gets
a final quality verification check.          Picture - specialty roller

THE SILVER LINING TO THIS CLOUDED
YEAR WAS THAT WE WERE ABLE TO
STRENGTHEN OUR RELATIONSHIP IN EUROPE.



and EBIT 47%. Anticipating a reduction in revenue, we responded early with cost controls, head-count reduction, and efficiency improvement. The result was an EBIT of 17% of sales for the year.

      The silver lining to this clouded year was that we were able to strengthen our relationship in Europe. For the first time, CompositAir/NP Aerospace engineering teams collaborated with the customer to design and develop a new seatback from concept to completion. We expect 70% of the production to be done at NP Aerospace and 30% to be done at CompositAir for delivery in the USA.

      NP Aerospace UK also suffered a significant reduction in revenue and EBIT compared to a record 1999. Revenue was down 36% and EBIT was down 50%. The reduction in revenue was attributable to two principal events. First, the problems at our principal seating products customer affected this Unit as well as CompositAir. Second, no new vehicle sales occurred in the year 2000. In 1999, 22 vehicles were sold to Botswana and 12 to the UK-RAF. Such sales are not predictable,





Picture - rollers                       Bingham offset lithography
                                        rollers ready for shipment.

                                                    WE  HAVE  DEVELOPED   UNIQUE
                                                    PRODUCT FEATURES THAT PUT US
                                                    IN  A  FAVORABLE COMPETITIVE
                                                    POSITION.



however, for this is a volatile marketplace. Nevertheless, we have developed unique product features that put us in a favorable competitive position and are working on a number of potential vehicle sales. The timing and quantity continue to be speculative.

      From its acquisition in March of 2000 to year end, the Samuel Bingham Company contributed $18.3 million in revenue for the 10 months of Reinhold ownership. It also contributed more than $0.7 million to EBIT, a result that fell short of our pre-acquisition projections but was in accord with Bingham's recent history prior to acquisition - a record of irresolute management, tolerance of mediocrity, and nagging customer dissatisfaction with product quality. This acquisition has been a classic example of the difficulties inherent in turn-around situations where a sluggish culture has been allowed to ferment too long.

      Some of the actions that management has taken to correct these conditions at Bingham have already been addressed in preceding paragraphs of this report.


                                                Picture - Aft insulation segment


                                                 This aft  insulation segment is
                                                 one of four major parts for the
                                                 Minuteman first stage  booster.
                                                 Quadrant-molded   into a single
                                                 piece,  the segment  is  unique
                                                 for  its  large   size.     The
                                                 Minuteman program calls for 644
                                                 booster      motors   over   an
                                                 eight-year  period  with   more
                                                 than 11,000  total  parts to be
                                                 supplied by Reinhold.


                                                 Five different  versions of the
                                                 latest  composite   designs  of
                                                 Reinhold   aircraft  seatbacks,
                                                 from  left  to  right:  typical
                                                 back  for  smaller,    regional
     Picture - Composite seatbacks               carriers  and  short   flights;
                                                 three different backs for  main
                                                 cabin, tourist class seats; and
                                                 a    premium,      long-flight,
                                                 lay-flat back with electrically
                                                 powered  amenities for business
                                                 or first class seats.

                               IN ACCORD WITH OUR POLICY OF AGGRESSIVE REVENUE GROWTH, REINHOLD WILL CONTINUE TO BE ALERT TO ACQUISITION OPPORTUNITIES THAT MEET OUR CRITERIA.



      NEW ACQUISITIONS In accord with our policy of aggressive revenue growth, Reinhold will continue to be alert to acquisition opportunities that meet our criteria. We look for companies that have a discrete, definable market in a stable industry with some kinship to Reinhold's core business, and whose share of that market can be increased through the implementation of Reinhold's financial and operational disciplines. Another key element of our acquisition concerns is the presence of potential leadership, work-force knowledge and motivation, and affinity for our philosophy and culture. We are currently exploring possibilities with more than one company.

     BOARD OF DIRECTORS During the year 2000, we began the process of securing national listing on NASDAQ. One of the criteria for national listing is an audit committee that includes a majority of independent outside directors. In meeting that criteria, we were fortunate to secure the services of three seasoned executives to join Reinhold's Board. Mr. Glenn Scolnik, attorney and president and CEO of Hammond, Kennedy, Whitney & Company, was appointed to the Board in August of 2000.The second to accept our invitation was Mr. Thomas Brand. Mr. Brand had been a Reinhold




                               In our hybrid seatback manufacturing processes in
 Picture - NC machine          Coventry, England  and  Santa  Fe  Springs,newly-
                               refined  NC  (numerically  controlled)   machines
                               perform secondary machining operations previously done by hand.

Picture - Wet grinding and polishing

                                    THE LEASE PROVIDED, AMONG OTHER THINGS, THAT
                                    THREE SMALLER BUILDINGS BE RAZED  AND A NEW,
                                    50,000 SQ. FT. BUILDING  BE  CONSTRUCTED  ON
                                    THE SITE.



Board member in the mid 1990s but was required to step down at the effective date of the Keene Bankruptcy to accommodate the mandate of Keene's Plan of Reorganization. He was a member of the Fiberite Corporation Executive Staff for more than 30 years, and, for the last ten was Executive Vice President and General Manager.

     In early 2001, we were pleased that Mr. Richard A. Place accepted our offer to join the Reinhold Board. Mr. Place is a Navy veteran and a 30-year-plus executive with the Ford Motor Company.

      We look forward to active, independent advice and direction from these new directors.

     NEW BUILDING CONSTRUCTION Reinhold has occupied its present leasehold in Santa Fe Springs for almost 50 years. We now have three Business Units occupying the same space, and CompositAir operates a separate manufacturing plant of 18,000 sq. ft. in Camarillo, CA., 65 miles away.

      During those 50 years, the complexity and size of the business has changed greatly.

     Our Santa Fe Springs lease expired in May 2000. Pursuant to Board authorization in late 1999, we negotiated a new, long-term lease with the owner. The lease provided, among other things, that three smaller buildings be razed and a new, 50,000 sq. ft. building be constructed on the site.

      The manufacturing activities now being performed in Camarillo will be moved so that all CompositAir manufacturing will be consolidated in a new, state-of-the-art facility. This will enable us to produce approximately 200,000 seatbacks per year. CompositAir is already the cost leader in this highly competitive market, and the new facility will enable us to extend that advantage and continue to increase our market share.





In the final stage of finishing,
a roller undergoes wet grinding
and polishing.

ALL REINHOLD HEADQUARTERS PERSONNEL
WILL BE HOUSED IN THE NEW FACILITY.




      We expect production to begin in the new facility in the third quarter of 2001. By the fourth quarter, we expect that the Aerospace and Commercial Business Units will be relocated in existing buildings in our Santa Fe Springs facility.

      All Reinhold headquarters personnel will be housed in the new facility.

      RE-STATEMENT OF EARNINGS Reinhold was merged up and into Keene at the conclusion of the Keene Chapter 11 Bankruptcy effective July 31,1996. At that time, the company qualified for and adopted "fresh-start" reporting (i.e AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code"). This method is normal for companies emerging from Chapter 11 bankruptcy.

      Reinhold's financial statements from 1996 through 1999 were audited by KPMG in accordance with generally accepted auditing standards, and, during the year 2000, KPMG reviewed our unaudited interim financial statements. In Q1-2001, KPMG discovered that a condition for use of "fresh-start" reporting is that earnings be reported as if the statutory tax rate were in effect, with the benefit of the net operating loss carry forward (NOL) being recorded as additional paid-in capital. Although net income and earnings per share have been decreased in the re-statement of earnings, total stockholders' equity remains unchanged.

      Taxes paid each year from 1996 through 1999 are also unchanged, and, until our NOL is consumed, our effective tax rate for filing returns in the U.S. will continue to be approximately 3%.

     KEENE RELATED ASBESTOS ISSUE On June 16, 2000, the U.S. Department of Justice notified the


Picture - Vulcraft truss

                              WE EXPECT TO SUSTAIN  REINHOLD'S
                              FIVE-YEAR  PATTERN OF GROWTH IN BOTH
                              SALES AND PROFIT IN 2001.



Company that it may be a responsible party with respect to the Valley Forge National Historic Park and demanded payment of costs incurred by the government in connection with the investigation and remediation of asbestos at the Valley Forge site. On March 1, 2001, the Company commenced a lawsuit against the National Park Service and the U.S. Environmental Protection Agency in the United States District Court for the Southern District of New York, seeking a judicial determination that any claims for these costs asserted against it by the Park Service, EPA, or any third party, are barred as a matter of law under the court-approved 1996 Plan of Reorganization of Keene Corporation. The Company is the product of the merger of Keene and its wholly-owned subsidiary, Reinhold Industries, Inc. under that Plan.

      The Valley Forge site was the location of the manufacturing facility of Baldwin-Ehret-Hill, Inc., a company that Keene had acquired in 1968. Keene operated this facility from approximately 1968 to 1973, continuing to use asbestos in its manufacturing process consistent with facility practices dating back to the early 1900s. Keene sold the facility and the surrounding land to the U.S. Department of the Interior in or about 1977.

     At this time, we cannot predict the outcome of the litigation. However, we intend to prosecute the lawsuit vigorously.

     LOOKING AHEAD We expect to sustain Reinhold's five-year pattern of growth in both sales and profit in 2001. Total company backlog was $16.4 million as of January 1, 2001, up $2.6 million, or 19%, compared to January 1, 2000. A $4.8 million booking for the Minuteman ablative





Construction of new building is underway.
A Vulcraft truss is lifted into place.

                                                OUR COMPETITORS IN THE AEROSPACE
                                                INDUSTRY   HAVE  NOT  BEEN    AS
                                                SUCCESSFUL.



components in October of 2000 was a major contribution to the positive result.

      We expect the Aerospace Business Unit to continue to increase its market share by winning business from weaker competitors. The aerospace/solid rocket ablative market is directly dependent on Defense budgets and is, therefore, a fluctuating and shrinking market. Reinhold's policy of growth and diversification by acquisition outside of the aerospace industry has enabled us to retain key engineering and other human resources needed to meet the demands of that market at its peak without the burden of excessive costs when it is down. Our competitors in the aerospace industry have not been as successful. During the year 2000, several large contracts that had not been included in our forecast were obtained as a direct result of our technical skills and financial strength. We expect these positive factors to continue to work to our advantage in 2001.

      In the year 2000, the Commercial Business Unit enjoyed a substantial increase in revenue as a result of tooling orders for eighteen new products. Those products will be in production in 2001, and this Unit will show a modest increase in sales and profit for the year.




                                                Picture - New construction

WE HAVE CONTINUED TO INVEST IN
AUTOMATION AND MANUFACTURING PROCESS
REFINEMENT.



      CompositAir sales for the year 2000 were $7.5 million. Compared to 1999 sales of $12.1 million, that was a disappointing performance. The cause, which was outside of Reinhold's control, was a sharp reduction in aircraft seating product sales by our largest customer due to organizational and scheduling problems. No seat sales means no seatback structure sales. That situation is gradually improving.

      On  another  front,  CompositAir  participated  as a  product  development advisor on a new product offering by the largest European manufacturer of aircraft seating products. The process included technical and design contributions by NP Aerospace engineering. That product is now in initial production in the UK for delivery to Europe. CompositAir will start manufacturing the same product for delivery in America later in 2001.

      CompositAir/NP   Aerospace  is  now  solidly  positioned  as  the  primary
composite   seatback   supplier  to  the  world's  number  one  and  number  two
manufacturers of aircraft seating products.

     We have continued to invest in automation and manufacturing process refinement. This is







 Picture - Roof structure            Roof structures are assembled
                                     on  site  and  installed   in
                                     8' x 60' sections.

THE LONG-RANGE OUTLOOK
FOR NP AEROSPACE IS GOOD.





essential to maintaining our present position as the cost leader in a market that considers aircraft seatbacks to be a commodity.

     We expect sales to increase slightly in 2001 as we experience a steady growth in market share based on cost reductions related to our new manufacturing facility and our "pull-through" approach to marketing. That means identifying the benefits of product features associated with composite seatbacks over those made of metal.

      The long-range outlook for NP Aerospace is good. This Unit enjoys a core business of commercial molding, medical composites, and "standard" military helmets that are UK Ministry of Defense related. In addition, this Unit produces composite commercial aircraft seatback structures.

      The core business products performed according to forecast in the year 2000. However, because of difficulties experienced by our largest customer - the same difficulties that afflicted CompositAir - seatback sales were down. We expect them to be better in 2001.





From an expandable boom forklift,
a pattern of skylights appears as            Picture - Building interior
tile on the plant floor.

THE  PIVOTAL  PRODUCT  THAT WILL HAVE
THE MOST  IMPACT ON SALES AND  PROFITS  IS
ARMORED VEHICLES.




      The pivotal product that will have the most significant impact on sales and profits for the year is armored vehicles. Sales are dependent on eruptive events in the world where military conflicts require the use of armored vehicles. Such events are difficult to predict, and it is equally difficult to forecast sales and profits for these products.

     Nevertheless, we think that vehicle sales will occur in the second half of 2001. We have completed a significant proposal for armored vehicles for the UK MOD. Of six competitors for this business, we believe that NP Aerospace is the only one proposing composite armor.

      We are cautiously optimistic.

      Earlier in this report, we covered the performance of Bingham for the first 10 months under Reinhold ownership. It was profitable but less that our forecast. Success in such a turnaround situation, as was so of our acquisition of CompositAir in 1994, cannot be realized overnight. But it will be realized. Our focus and our mandate are clear. In Carl Smith, we have the CEO we want.

WE ARE ALWAYS  THANKFUL FOR THE CONTINUED
SUPPORT OF OUR CUSTOMERS,  SUPPLIERS, AND
EMPLOYEE TEAMMATES.




We know where the strengths and weaknesses lie. Our immediate goals are improved safety and product quality, 100% on-time delivery, and 50% faster lead times than our competition. Incentive and commission plans based on financial performance are in place. We have closed two unprofitable plants and moved the business to more productive ones. Customer satisfaction and employee morale are improving as these Reinhold concepts become manifest in the workplace: (1). Fewer people working harder and smarter, and (2). Results, not merely effort, are what is expected of everyone.

     The year 2001 will be profitable for Bingham and the company's position as an industry leader will continue to be restored.

     SUMMATION The outlook is good for sustained growth through 2001 and beyond. The balance of markets served enables Reinhold to overcome declines in one market through improvement in another. Every business unit will show modest increases in sales and profit. NP Aerospace can have an excellent year if one of several major international opportunities is realized. As in prior years, growth through acquisition will continue to be the cornerstone of building sales and profits.

      We are always thankful for the continued support of our customers, suppliers, and employee teammates. All of you are vital elements of Reinhold's future success.



/s/ Michael T. Furry

Michael T. Furry
President and CEO

                                      Reinhold Industries, Inc. and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Reinhold Industries, Inc. and Subsidiaries (Reinhold or the Company) is a manufacturer of advanced custom composite components, sheet molding compounds and rubber rollers for a variety of applications in the United States and Europe. Reinhold derives revenues from the defense, aerospace, printing and other commercial industries.

2000 COMPARED WITH 1999 Backlog at December 31, 2000 was $16.4 million, up 19% from December 31, 1999, primarily due to increases in U.S. military related business. In 2000, order input increased 40% to $51.3 million and net sales increased 26% to $49.3 million from $39.1 million in 1999, due primarily to the acquisition of Samuel Bingham Company on March 9, 2000. Sales also increased $2.5 million for Aerospace products and $0.7 million for Commercial products. However, there was a $4.9 million decrease in sales at NP Aerospace, due primarily to the reduction of armored vehicle shipments, and a $6.5 million decrease in sales for CompositAir products, due mainly to the continuing commercial difficulties at our primary customer, B/E Aerospace.

Gross profit margin increased to 30.0% from 27.5% due to higher sales in our Aerospace business unit. Gross margin contribution from Samuel Bingham was 27.3%. Gross profit margin in all other business units increased to 26.6% from 26.0% due to better mix and tighter cost controls.

In 2000, selling, general and administrative expenses were $9.4 million (19.1% of sales) compared with $5.1 million (13.0% of sales) in 1999, due primarily to the Samuel Bingham Company acquisition ($4.3 million from date of acquisition). Selling, general and administrative expenses in 2000 were 23.2% of sales at Samuel Bingham Company compared to 16.3% of sales for the other business units.

On December 29, 2000, the Company sold its undeveloped land to Paragon Santa Anita LLC for a net gain of $0.962 million. The selling price for the property was $2.05 million with $1.05 million paid in cash at closing. Additional consideration consisted of a 9% note receivable due in one year in the amount of $1.0 million. The note is secured by the land.

Income before income taxes was unchanged at $5.8 million, although the percent to sales decreased to 11.8% in 2000 from 14.8% in 1999. Income before income taxes for NP Aerospace decreased to $1.2 million in 2000 (12.5% of sales) from $2.5 million in 1999 (17.0% of sales) due mainly to lower sales of armored vehicles and commercial aircraft seatbacks. Income before income taxes for CompositAir decreased to $1.2 million in 2000 (12.6% of sales) from $2.1 million in 1999 (13.1% of sales) due to lower sales of commercial aircraft seatbacks to our primary customer, B/E Aerospace. However, income before income taxes at the Aerospace business unit increased to $2.6 million (31.2% of sales) from $1.2 million (21.2% of sales) due to higher sales and the resulting absorption of overhead expenses. Income before income taxes for the Commercial business unit increased to $0.4 million (13.5% of sales) from $0.3 million (11.8% of sales) due to higher sales. Income before income taxes for Samuel Bingham Company was $0.01 million (0.1% of sales).

In 2000, net interest expense was $0.5 million, due to the $11.0 million loan used to finance the Samuel Bingham Company acquisition, compared to net interest income of $0.1 million in 1999.

A tax provision of $2.3 million was recorded in 2000 compared with a provision of $2.2 million in 1999. The effective tax rate in 2000 was 39.3% as compared to 38.5% in 1999. The change results principally from the rate difference on U.S. income. The effective tax rate in the United Kingdom is 30%. At December 31, 2000 and 1999, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $26.8 million and $31.8 million, respectively. At December 31, 2000, the Company also had net operating loss carryforwards for State income tax purposes of approximately $1.7 million. The Company may utilize the Federal net operating losses by carrying them forward to offset future Federal taxable income, if any, through 2011. The Company may utilize the State net operating losses by carrying them forward to offset future State taxable income, if any, through 2001. As more fully described in note 3 to the consolidated financial statements, benefits realized from loss carry forwards and deductible temporary differences arising prior to the reorganization (emergence from bankruptcy proceedings) are recorded directly to additional paid-in capital. Such benefits amounted to $1.81 million in 2000 and $1.47 million in 1999.

Net income totaled $3.5 million, or $1.58 per diluted share in 2000 compared with $3.6 million, or $1.62 per diluted share in 1999.

LIQUIDITY AND CAPITAL RESOURCES As of December 31, 2000, working capital was $14.6 million, up $1.3 million from December 31, 1999. Cash and cash equivalents of $7.1 million held at December 31, 2000 were $2.3 million lower than cash and cash equivalents held at December 31, 1999, primarily due to $4.2 million of net cash used to finance the Samuel Bingham Company acquisition.

Net cash provided by operating activities amounted to $4.2 million in 2000 and $7.4 million in 1999. The decrease over the prior period relates mainly to the note received on the sale of the undeveloped land and the reduction of accounts payable at the Samuel Bingham Company.

Net cash used in investing activities in 2000 totaled $15.6 million, which consisted of the acquisition of the Samuel Bingham Company and associated costs ($15.2 million) and capital expenditures ($1.4 million) offset by the proceeds on the sale of the undeveloped land ($.9 million). Net cash used in investing activities in 1999 totaled $1.2 million, which consisted of capital expenditures and deferred consideration payable to Courtaulds plc.

Reinhold Industries, Inc. and Subsidiaries

Net cash provided by financing activities in 2000 totaled $9.9 million, consisting of the proceeds from the Bank of America loan for the Samuel Bingham Company acquisition ($11.0 million) less subsequent repayment. Net cash used in financing activities in 1999 totaled $0.4 million relating to the repayment of the CIT/ Bank of America loan.

The Company has  commitments  for capital  expenditures  of  approximately  $0.5 million at December 31, 2000 relating to the construction of a new 50,000 sq. ft. manufacturing/administration building at its Santa Fe Springs, California location.

1999 COMPARED WITH 1998 Backlog at December 31, 1999 was $13.8 million, down 15% from December 31, 1998, primarily due to a decrease in aircraft seatback orders. In 1999, order input increased 23% to $36.7 million and net sales increased 51% to $39.1 million from $26.0 million in 1998, primarily reflecting a full year of sales for NP Aerospace. Sales also increased $4.7 million for CompositAir products and $0.5 million for Commercial products. However, there was a $0.3 million decrease in sales for Aerospace products.

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

A tax provision of $2.2 million was recorded in 1999 compared with a provision of $0.7 million in 1998, due primarily to increased profitability in the United Kingdom. The effective tax rate in 1999 was 38% as compared to 34% in 1998. The change results principally from the rate difference on foreign income. At December 31, 1999 and 1998, the Company had generated net operating loss carryovers for Federal income tax purposes of approximately $31,782,000 and $34,664,000, respectively. At December 31, 1999, the Company had also generated net operating loss carryovers for State income tax purposes of approximately $5,551,000. The Company may utilize the Federal net operating losses by carrying them forward to offset future Federal taxable income, if any, through 2011. The Company may utilize the State net operating losses by carrying them forward to offset future State taxable income, if any, through 2001. As more fully described in note 3 to notes to consolidated financial statements, benefits realized from loss carry forwards and deductible temporary differences arising prior to the reorganization have been recorded directly to additional paid-in capital. Such benefits amounted to $1,471,000 in 1999 and $703,000 in 1998.

Net income totaled $3.6 million, or $1.62 per diluted share in 1999 compared with $1.4 million, or $0.65 per diluted share in 1998.

As discussed in the notes to the consolidated financial statements, the Company acquired certain assets and assumed certain liabilities of the Ballistic and Performance Composites Division of Courtaulds Aerospace Ltd on April 24, 1998 (the Closing Date). On the Closing Date, Reinhold paid to Courtaulds plc Two Million Two Hundred Thousand pounds sterling ((pounds) 2,200,000) ($3,706,340 based on an exchange rate of $1.6847) and may make additional payments in the future as required by the Asset Sale Agreement. As of December 31, 2000, additional payments earned totalled (pounds) 140,000 ($227,000).

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

On March 9, 2000, Reinhold Industries, Inc. (the "Company"), through its wholly-owned subsidiary, Samuel Bingham Enterprises, Inc., an Indiana corporation, purchased substantially all of the assets, including real, personal and intellectual properties, and assumed certain liabilities of Samuel Bingham Company, an industrial and graphic arts roller manufacturing and supplying business, headquartered in

                                      Reinhold Industries, Inc. and Subsidiaries

Bloomingdale, Illinois ("Bingham").

On March 9, 2000, the Company borrowed $11,000,000 from B of A to fund a portion of the purchase consideration due to Samuel Bingham Company. The principal portion of the loan is payable in twenty successive quarterly installments beginning June 30, 2000. Interest is payable quarterly at a rate which approximates LIBOR plus 1.75% and is secured by all financial assets of the Company.

Both loan agreements with B of A are subject to various financial covenants to which the Company must comply. The covenants require the Company to maintain certain ratios of cash flow to total outstanding debt, mininum net worth and limits on capital expenditures. The Company is in compliance with the loan covenants at December 31, 2000.

Management  believes that the available cash and cash flows from operations will
be  sufficient  to  fund  the  Company's   operating  and  capital   expenditure
requirements.

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

RECENT ACCOUNTING PRONOUNCEMENTS In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 modifies the accounting for derivatives and hedging activities and is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the Financial Accounting Standards Board issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective date of FASB Statement No. 133" which defers the effective date of SFAS No. 133 by one year. At this time, the Company does not expect the adoption of SFAS No. 133 to have a significant impact on its financial position or results of operations.

LEGAL PROCEEDINGS The Company has been informed that it may be a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA"), with respect to certain environmental liabilities arising at the Valley Forge National
Historical Park Site ("Valley Forge Site") located in Montgomery County, Pennsylvania and at a site formerly known as the Casmalia Resources Hazardous Waste Management Facility, located in Santa Barbara County, California ("Casmalia Site"). CERCLA imposes liability for the costs of responding to a release or threatened release of "hazardous substances" into the environment. CERCLA liability is imposed without regard to fault. PRPs under CERCLA include current owners and operators of the site, owners and operators at the time of disposal, as well as persons who arranged for disposal or treatment of hazardous substances sent to the site, or persons who accepted hazardous substances for transport to the site. Because PRPs' CERCLA liability to the government is joint and several, a PRP may be required to pay more than its proportional share of such costs. Liability among PRPs, however, is subject to equitable allocation through contribution actions.

On June 16, 2000 the U.S. Department of Justice notified the Company that it may be a PRP with respect to the Valley Forge Site and demanded payment for past costs incurred by the United States in connection with the site, which the Department of Justice estimated at $1,753,726 incurred by the National Park Service as of May 31, 2000 and $616,878 incurred by the United States Environmental Protection Agency ("EPA") as of November 30, 1999. Payment of these past costs would not release the Company from liability for future response costs.

Management believes that in or about 1977, the Company's predecessor, Keene Corporation ("Keene"), sold to the U.S. Department of Interior certain real property and improvements now located within the Valley Forge Site. Prior to the sale, Keene operated a manufacturing facility on the real property and may have used friable asbestos, the substance which gives rise to the claim at the Valley Forge Site. The Company is in the process of analyzing the legal foundations of the Department of Justice claim in light of the bankruptcy proceeding described below. The Company believes that two injunctions issued in 1996 in connection with Keene's bankruptcy proceeding under chapter 11 of Title 11 of the United States Code ("Bankruptcy Code") are relevant to the Justice Department's claim.

                                      Reinhold Industries, Inc. and Subsidiaries

As previously reported, Keene acquired Reinhold in 1984. On December 3, 1993, Keene filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court. Keene's chapter 11 filing came as a direct result of the demands on Keene of thousands of asbestos-related lawsuits that named Keene as a party. On July 31, 1996 (the "Effective Date"), Keene consummated its Fourth Amended Plan of Reorganization, as modified, under the Bankruptcy Code (the "Plan"). On the Effective Date, Reinhold was merged into and with Keene, with Keene becoming the surviving corporation. Keene, as the surviving corporation of the merger, was renamed Reinhold Industries, Inc. On the Effective Date, pursuant to the Plan the Company issued its Class B Common Stock to the Trustees of a Creditors' Trust, which was established under the Plan to administer Keene's asbestos liabilities. The Creditors' Trust has since sold most of its Class B Common Stock.

The general bankruptcy injunction issued in the chapter 11 proceeding generally prohibits any entity from commencing or continuing any action, employment of process or act to collect, offset, affect or recover any claim, demand, interest or cause of action satisfied, released or discharged under the Plan. Such claims, demands, interests and causes of action include, whether known or unknown, all claims against Keene or the Company or their assets and all related causes of action, regardless of whether a proof of claim or interest was filed or allowed, and whether or not the holder of such claim or interest has voted on the Plan, or any causes of action based on any act or omission of any kind occurring prior to the Effective Date. In addition to this general bankruptcy injunction, the Company received the benefit of a supplemental "Permanent Channeling Injunction" as part of the Plan.

The Permanent Channeling Injunction bars "Asbestos-Related Claims" and "Demands," as defined in the Plan, against the Company and channels those Claims and Demands to the Creditors' Trust. Pursuant to the Permanent Channeling Injunction, on or after the Effective Date of the Plan, any person or entity who holds or may hold an Asbestos-Related Claim or Demand against Keene will be forever stayed, restrained, and enjoined from taking certain actions for the purpose of, directly or indirectly, collecting, recovering, or receiving payment of, on, or with respect to such Asbestos-Related Claims or Demands against the Company.

It is difficult to estimate the timing and ultimate costs to be incurred by the Company in connection with environmental liability claims in the future due to uncertainties about the status of laws and regulations, the adequacy of information available for individual sites and the extended time periods over which site remediation occurs. However, based on currently available information, if the environmental liability claims relating to the Valley Forge Site arose prior to the filing of Keene's bankruptcy case or if these claims were deemed to be Asbestos-Related Claims or Demands within the meaning of the Plan, then the Company does not believe that environmental liabilities associated with the Valley Forge Site should result in a material adverse impact on the Company's consolidated financial position or results of operation. However, if these claims are deemed to have arisen subsequent to the filing of Keene's bankruptcy case -- i.e the "release" or "threatened release," within the meaning of CERCLA, is deemed to have occurred after Keene filed its chapter 11 petition with the Bankruptcy Court or the claims are held to have arisen when the response costs were incurred -- and these claims are not deemed to be Asbestos-Related Claims or Demands as defined under the Plan, then the Company could incur liability for the claims. If a court were to determine that the Company was liable for recoverable costs associated with the Valley Forge Site under CERCLA, the resulting liability could have a material adverse impact on the Company's consolidated financial position and results of operations.

With respect to the Casmalia Site, on August 11, 2000, the EPA notified the Company that it is a PRP by virtue of waste materials deposited at the site. The EPA has designated the Company as a "de minimis" waste generator at this site, based on the amount of waste at the Casmalia Site attributed to the Company. The Company is in the process of evaluating its potential environmental liability exposure at the Casmalia Site, and based on currently available data, the Company believes that the Casmalia Site is not likely to have a material adverse impact on the Company's consolidated financial position or results of operations.

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

                                      Reinhold Industries, Inc. and Subsidiaries


CONSOLIDATED STATEMENTS OF EARNINGS
(Amounts in thousands, except for per share data)



                                                                             Years ended December 31,
                                                                           2000          1999         1998
-----------------------------------------------------------------------------------------------------------
Net sales                                                             $  49,287        39,140       25,996
Cost of sales                                                            34,498        28,357       19,493
-----------------------------------------------------------------------------------------------------------
Gross profit                                                             14,789        10,783        6,503
Selling, general and administrative expenses                              9,425         5,079        4,307
-----------------------------------------------------------------------------------------------------------
Operating income                                                          5,364         5,704        2,196
Gain on sale of asset                                                       962             -            -
Interest income (expense), net                                             (529)          100          (17)
-----------------------------------------------------------------------------------------------------------
Income before income taxes                                                5,797         5,804        2,179
Income taxes                                                              2,280         2,234          744
-----------------------------------------------------------------------------------------------------------
Net income                                                            $   3,517         3,570        1,435


Earnings per share:
Basic                                                                 $    1.60          1.62         0.65
Diluted                                                               $    1.58          1.62         0.65
Weighted average common shares outstanding:
Basic                                                                     2,198         2,198        2,198
Diluted                                                                   2,229         2,205        2,198


See accompanying notes to consolidated financial statements.

Reinhold Industries, Inc. and Subsidiaries



CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except per share data)

                                                                                           December 31,
                                                                                         2000         1999
-----------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                        $   7,121        9,419
   Accounts receivable (less allowance for doubtful accounts of $165
      and $60, respectively)                                                            6,984        4,077
   Inventories                                                                          6,065        4,085
   Note receivable                                                                      1,000            -
   Prepaid expenses and other current assets                                            2,053        1,157
-----------------------------------------------------------------------------------------------------------
      Total current assets                                                             23,223       18,738

Property and equipment, at cost                                                        17,122       10,436
   Less accumulated depreciation and amortization                                       5,842        4,710
-----------------------------------------------------------------------------------------------------------
      Net property and equipment                                                       11,280        5,726

Cost in excess of fair value of net assets of acquired companies, net                   5,948          633
Other assets                                                                              258          137
-----------------------------------------------------------------------------------------------------------
                                                                                    $  40,709       25,234


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                                 $   2,278        1,825
   Accrued expenses                                                                     3,578        3,154
   Current installments of long term debt                                               2,778          503
-----------------------------------------------------------------------------------------------------------
      Total current liabilities                                                         8,634        5,482

Long-term debt, less current installments                                               8,721        1,125
Other long-term liabilities                                                               449          204
Commitments and contigencies                                                                -            -

Stockholders' equity:
   Preferred stock - Authorized: 250,000 shares
      Issued and outstanding: None                                                          -            -
   Common stock, $0.01 par value:
      Authorized: 4,750,000 shares
      Issued and outstanding: 2,198,058 and 1,998,956, respectively.                       22           20
   Additional paid-in capital                                                          15,931       12,328
   Retained earnings                                                                    7,972        6,255
   Accumulated other comprehensive loss                                                (1,020)        (180)
-----------------------------------------------------------------------------------------------------------
      Net stockholders' equity                                                         22,905       18,423
-----------------------------------------------------------------------------------------------------------
                                                                                    $  40,709       25,234



See accompanying notes to consolidated financial statements.

                                      Reinhold Industries, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

                                                                             Years ended December 31,
                                                                           2000          1999         1998
-----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                         $   3,517         3,570        1,435
   Adjustments to reconcile net income to net cash
   provided by operating activities (net of effects
   of acquisitions):
      Depreciation and amortization of property and equipment             1,227           912          782
      Amortization of cost in excess of fair value of net assets
         of acquired companies                                              274           116          117
      Additions to paid-in capital resulting
         from tax benefits                                                1,813         1,471          703
      Changes in assets and liabilities:
         Accounts receivable, net                                           538           792         (359)
         Inventories                                                        320           300         (178)
         Note receivable                                                 (1,000)            -            -
         Prepaid expenses and other current assets                         (544)         (229)        (143)
         Accounts payable                                                (1,581)       (1,151)       1,007
         Accrued expenses                                                  (277)        1,741          (18)
         Other, net                                                        (100)         (146)        (234)
-----------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                 4,187         7,376        3,112

CASH FLOWS USED IN INVESTING ACTIVITIES:
   Maturity of marketable securities                                          -             -          750
   Acquisitions                                                         (15,200)         (227)      (3,707)
   Capital expenditures                                                  (1,355)         (924)        (956)
   Proceeds from sale of asset                                              945             -            -
-----------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                   (15,610)       (1,151)      (3,913)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long term debt                                          11,000             -        2,268
   Repayment of long term debt                                           (1,129)         (376)        (264)
   Cash dividends paid                                                       (8)            -            -
-----------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                       9,863          (376)       2,004


Effect of exchange rate changes on cash                                    (738)          (52)           -
-----------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                     (2,298)        5,797        1,203
-----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                            9,419         3,622        2,419
-----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                              $   7,121         9,419        3,622



Supplementary  disclosures  of cash flow  information -
  Cash paid during the year
   for:
      Income taxes                                                    $     771             -           38
      Interest                                                        $     493           158          137


See accompanying notes to consolidated financial statements.

Reinhold Industries, Inc. and Subsidiaries


CONSOLIDATED  STATEMENTS OF STOCKHOLDERS'  EQUITY AND  COMPREHENSIVE  INCOME
(Amounts in thousands, except share data)

                                                                                    Common stock   $0.01 par value
                                                                           ----------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

                                                         Preferred          Class A                         Class B
                                                            Shares           Shares        Amount            Shares     Amount
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                                       -          978,956           $10         1,020,000        $10

Net income                                                                        -             -                 -          -

Additions to paid-in capital resulting
    from tax benefits                                                             -             -                 -          -

Increase in additional pension liability in excess of
    unrecognized prior service cost                                               -             -                 -          -

Foreign currency translation adjustment                                           -             -                 -          -
------------------------------------------------------------------------------------------------------------------------------------

Comprehensive income

------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                                       -          978,956           $10         1,020,000        $10

Net income                                                                        -             -                 -          -

Additions to paid-in capital resulting
    from tax benefits                                                             -             -                 -          -

Decrease in additional pension liability in excess of
    unrecognized prior service cost                                               -             -                 -          -

Conversion of Class B shares to Class A shares                            1,020,000            10        (1,020,000)       (10)

Foreign currency translation adjustment                                           -             -                 -          -
------------------------------------------------------------------------------------------------------------------------------------

Comprehensive income

------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                                       -        1,998,956           $20                 -          -

Net income                                                                        -             -                 -          -

Additions to paid-in capital resulting
    from tax benefits

10% stock dividend                                                          199,102             2                 -          -

Increase in additional pension liability in excess of
    unrecognized prior service cost                                               -             -                 -          -

Foreign currency translation adjustment                                           -             -                 -          -
------------------------------------------------------------------------------------------------------------------------------------

Comprehensive income

------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                                       -        2,198,058           $22                 -          -
------------------------------------------------------------------------------------------------------------------------------------




See accompanying notes to consolidated financial statements.


                                      Reinhold Industries, Inc. and Subsidiaries






                                                            Comprehensive Income

                                         ----------------------------------------------------------
                                                                   Accumulated
                                                           other comprehensive  Total comprehensive
             Additional paid-in capital  Retained earnings                loss               income    Net stockholders' equity
------------------------------------------------------------------------------------------------------------------------------------
                                $10,154             $1,250              $(519)                   -                      $10,905

                                      -              1,435                  -                1,435                        1,435


                                    703                  -                  -                    -                          703


                                      -                  -             (1,730)              (1,730)                      (1,730)

                                      -                  -                (50)                 (50)                         (50)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                              (345)

------------------------------------------------------------------------------------------------------------------------------------
                                $10,857             $2,685            $(2,299)                                          $11,263

                                      -              3,570                  -                3,570                        3,570


                                  1,471                  -                  -                    -                        1,471


                                      -                  -              2,249                2,249                        2,249

                                      -                  -                  -                    -                            -

                                      -                  -               (130)                (130)                        (130)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                             5,689

------------------------------------------------------------------------------------------------------------------------------------
                                $12,328             $6,255              $(180)                                          $18,423

                                      -              3,517                  -                3,517                        3,517


                                  1,813                  -                  -                    -                        1,813

                                  1,790             (1,800)                 -                    -                           (8)


                                      -                  -               (102)                   -                         (102)

                                      -                  -               (738)                (738)                        (738)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                             2,677

------------------------------------------------------------------------------------------------------------------------------------
                                $15,931             $7,972            $(1,020)                                          $22,905
------------------------------------------------------------------------------------------------------------------------------------


Reinhold Industries, Inc. and Subsidiaries


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2000 and 1999


1 ORGANIZATION

DESCRIPTION OF BUSINESS Reinhold Industries, Inc. and Subsidiaries (Reinhold or the Company) is a manufacturer of advanced custom composite components, sheet molding compounds and rubber rollers for a variety of applications in the United States and Europe. Reinhold derives revenues from the defense, aerospace, printing and other commercial industries.

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

Pursuant to the guidelines provided by the American Institute of Certified Public Accountants in Statement of Position 90-7 "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (SOP 90-7), the Company adopted fresh start reporting as of the close of business on July 31, 1996. In accordance with SOP 90-7, benefits from loss carryforwards and deductible temporary differences arising prior to the Company's reorganization (emergence from bankruptcy proceedings) are recorded as additional paid-in capital.

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

                                      Reinhold Industries, Inc. and Subsidiaries

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

PRINCIPLES OF CONSOLIDATION The accompanying consolidated financial statements include the accounts of Reinhold and its wholly owned subsidiaries NP Aerospace Limited ("NP Aerospace") and Samuel Bingham Enterprises, Inc. ("Bingham"). All material intercompany accounts and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS The Company considers cash in banks, commercial paper, demand notes, and similar short-term investments purchased with maturities of less than three months as cash and cash equivalents for the purpose of the statements of cash flows.

Cash and cash equivalents consist of the following (in thousands):

                                       December 31, 2000       December 31, 1999
--------------------------------------------------------------------------------
Cash in banks                                     $1,417                     707
Money market funds                                 5,704                   8,712
--------------------------------------------------------------------------------
Total                                             $7,121                   9,419

INVENTORIES Inventories are stated at the lower of cost or market on a first-in, first-out (FIFO) basis. Inventoried costs relating to long-term contracts and programs are stated at the actual production costs, including factory overhead, initial tooling, and other related non recurring costs incurred to date, reduced by amounts related to revenue recognized on units delivered. The components of inventory are as follows (in thousands):

                                       December 31, 2000       December 31, 1999
--------------------------------------------------------------------------------
Raw material                                      $4,205                   2,794
Work-in-process                                      744                     700
Finished goods                                     1,116                     591
--------------------------------------------------------------------------------
Total                                             $6,065                   4,085


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

Amounts billed to contractors of the U.S. Government included in accounts receivable at December 31, 2000 and 1999 were $1,536,000 and $1,065,000, respectively.

Reinhold Industries, Inc. and Subsidiaries

PROPERTY  AND   EQUIPMENT  The  Company   depreciates   property  and  equipment
principally on a straight-line basis based over estimated useful lives. Leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the asset.

Property and equipment, at cost, consists of the following (in thousands):

                          Useful life     December 31, 2000    December 31, 1999
--------------------------------------------------------------------------------
Undeveloped land                    -               $     -                  900
Land                                -                 1,283                    -
Buildings                 10-40 years                 2,809                  848
Leasehold improvements     5-15 years                 1,391                  838
Machinery and equipment    5-25 years                11,206                7,178
Furniture and fixtures     3-10 years                   381                  672
Construction in process             -                    52                    -
--------------------------------------------------------------------------------
                                                     17,122               10,436
Less accumulated depreciation and amortization        5,842                4,710
--------------------------------------------------------------------------------
                                                    $11,280                5,726


When property is sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the statement of earnings.

Maintenance and repairs are expensed as incurred. Renewals and betterments are capitalized.

NOTE RECEIVABLE On December 29, 2000, the Company sold its undeveloped land to Paragon Santa Anita LLC for a net gain of $962,000. The selling price for the property was $2,050,000 with $1,050,000 paid in cash at closing. Additional consideration consisted of a 9% note receivable due in one year in the amount of $1,000,000. The note is secured by the land.

COST IN EXCESS OF FAIR VALUE OF NET ASSETS OF ACQUIRED COMPANIES Cost in excess of fair value of net assets of acquired companies (goodwill) is amortized on a straight-line basis over 10 - 40 years. The gross amount and related accumulated amortization at December 31, 2000 and 1999 amounted to $6,725,000 and $777,000, and $1,118,000 and $485,000, respectively.

ACQUIRED BUSINESS On April 24, 1998, NP Aerospace Limited purchased from Courtaulds Aerospace Limited (CAL), a U.K. Corporation, which is a wholly owned subsidiary of Courtaulds plc, a U.K. Corporation, certain assets (consisting of Accounts Receivable, Inventory, Machinery and Equipment, Land and Intellectual Property and Patents) and assumed certain liabilities of the Ballistic and Performance Composites Division of CAL. Reinhold, as the Guarantor for NP Aerospace, became obligated to pay to Courtaulds plc net consideration consisting of (a) Two Million Two Hundred Thousand pounds sterling ((pounds)2,200,000) ($3,706,340 based on an exchange rate of $1.6847) cash on the Closing Date and (b) within 120 days following the end of each of the calendar years 1998 through 2001, a cash amount equal to 25% of the Pre-tax Profit on the light armored vehicle business only, the maximum aggregate amount of which shall not exceed Twenty Million pounds sterling ((pounds)20,000,000). Additional payments will be capitalized as part of the purchase price, when and if earned. In the years ended December 31, 2000 and 1999, additional payments earned totalled (pounds)0 and (pounds)140,000 ($227,000). The acquisition was accounted for as a purchase.

                                      Reinhold Industries, Inc. and Subsidiaries

On March 9, 2000, Reinhold Industries, Inc. (the "Company"), through its wholly-owned subsidiary, Samuel Bingham Enterprises, Inc., an Indiana corporation, purchased substantially all of the assets, including real, personal and intellectual properties, and assumed certain liabilities of Samuel Bingham Company, an industrial and graphic arts roller manufacturing and supplying business, headquartered in Bloomingdale, Illinois ("Bingham").

The purchase price paid was $14,742,000 plus out-of-pocket expenses of $406,000. The cost in excess of fair value of net assets is being amortized over forty years. A source of funds for the purchase price was a five-year term loan with the Bank of America for $11,000,000 with the balance being paid from cash on hand.

The acquisition of Samuel Bingham Company has been accounted for by the purchase method and, accordingly, the results of operations have been included in the consolidated financial statements from the date of acquisition.

The purchase price has been allocated to net identifiable assets acquired as follows (in thousands):

                                                          Samuel Bingham Company
--------------------------------------------------------------------------------
Working capital                                                         $  3,362
Fixed assets                                                               6,231
--------------------------------------------------------------------------------
Net identifiable assets                                                    9,593
Purchase price (including deferred consideration)                         15,148
--------------------------------------------------------------------------------
Cost in excess of fair value of net assets of acquired companies        $  5,555


The pro forma unaudited results of operations for the years ended December 31, 2000 and 1999, assuming consummation of the purchase as of January 1, 1999 are as follows (in thousands, except earnings per share data):

                                                        Years ended December 31,
                                                           2000             1999
--------------------------------------------------------------------------------
Net sales                                               $53,613           63,047
Net income                                              $ 3,749            4,329
Earnings per share - basic                              $  1.71             1.97
Earnings per share - diluted                            $  1.68             1.96

Reinhold Industries, Inc. and Subsidiaries

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

The reconciliations of basic and diluted weighted average shares are as follows:

                                                                  Years ended December 31,
                                                            2000            1999            1998
------------------------------------------------------------------------------------------------
Net income                                              $ 3,517            3,570           1,435
------------------------------------------------------------------------------------------------
Weighted average shares used in basic computation         2,198            2,198           2,198
Dilutive stock options                                       31                7               -
------------------------------------------------------------------------------------------------
Weighted average shares used for diluted calculation      2,229            2,205           2,198

The Company has adjusted all share information for the stock divided described in Note 5.

COMPREHENSIVE INCOME Total comprehensive income is reported in the Consolidated Statements of Stockholders' Equity and Comprehensive Income in the financial statements and includes net income, changes in the additional pension liability in excess of unrecognized prior service cost and changes in foreign currency translation.

STOCK OPTION PLAN The Company accounts for its stock-based compensation in accordance with the provisions of SFAS No. 123 "Accounting For Stock-Based Compensation". Under the provisions of SFAS No. 123, the Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

PENSION AND OTHER POSTRETIREMENT PLANS The Company has three defined benefit pension plans and a 401(k) retirement and profit sharing plan covering substantially all of its employees. The benefits for the Samuel Bingham Company Employees' Retirement Plan and the Samuel Bingham Company Hourly Employees' Pension Plan are based on years of service multiplied by a fixed monthly benefit. The Reinhold Industries, Inc. Retirement Plan benefits are based on years of service and the employee's compensation during the last years of service before retirement. The cost of these programs is being funded currently.

The Samuel Bingham Company Salaried Employees' 401 (k) Profit Sharing Plan covers all eligible employees who have completed one year of service. Employees may make contributions to the Plan up to the maximum limitations prescribed by the Internal Revenue Service. At the discretion of the Company, a matching contribution of up to 4% of the employees' compensation may be made per year. The matching contribution vests to the employee on a staggered basis over eight years and is fully vested at the end of the employees' eighth year of service.

                                      Reinhold Industries, Inc. and Subsidiaries

USE OF ESTIMATES Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and income and expense and disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

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

FOREIGN CURRENCY The reporting currency of the Company is the United States dollar. The functional currency of NP Aerospace is the UK pound sterling. For consolidation purposes, the assets and liabilities of the Company's subsidiary are translated at the exchange rate in effect at the balance sheet date. The consolidated statements of earnings are translated at the average exchange rate in effect for the years.

RECLASSIFICATIONS Certain amounts in the prior years consolidated financial statements have been reclassified to conform with the current year presentation.

3 INCOME TAXES

The income tax provision consists of (in thousands):

                                                  Years ended December 31,
                                         2000              1999             1998
--------------------------------------------------------------------------------
Federal                               $ 1,564             1,201              612
State                                     372               383              129
Foreign                                   344               650                3
--------------------------------------------------------------------------------
Total                                 $ 2,280             2,234              744

Reinhold Industries, Inc. and Subsidiaries

The income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to pretax income as a result of the following (in thousands):

                                                                          Years ended December 31,
                                                                   2000              1999             1998
-----------------------------------------------------------------------------------------------------------

Taxes at statutory Federal rate                                 $ 1,971            1,973               741
State taxes, net of Federal tax benefits                            245              253                86
Rate difference on foreign income                                   (46)             (85)             (137)
Non-deductible expenses                                              57               55                54
Other                                                                53               38                 -
-----------------------------------------------------------------------------------------------------------
Total provision for income tax expense                          $ 2,280            2,234               744


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:


                                                      December 31, 2000                  December 31, 1999
-----------------------------------------------------------------------------------------------------------

Deferred tax assets:
           Adjustments from quasi-reorganization               $    634                                595
           Net operating loss carryforwards                       9,237                             11,083
           Inventory reserves                                       218                                210
           Other reserves                                           287                                 32
-----------------------------------------------------------------------------------------------------------
           Total gross deferred tax assets                       10,376                             11,920

           Less valuation allowance                              (9,386)                           (11,199)
-----------------------------------------------------------------------------------------------------------
           Net deferred tax assets                                  990                                721

Deferred tax liabilities:
           Pension                                                 (604)                              (376)
           Depreciation                                            (386)                              (345)
-----------------------------------------------------------------------------------------------------------
           Total gross deferred tax liabilities                    (990)                              (721)
           Net deferred tax assets                             $      -                                  -


In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will not realize the benefits of these deductible differences at December 31, 2000.

At December 31, 2000 and 1999, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $26,788,000 and $31,782,000, respectively. At December 31, 2000, the Company also has net operating loss carryforwards for State income tax purposes of approximately $1,704,000. The Company may utilize the Federal net operating losses by carrying them forward to offset future Federal taxable income, if any, through 2011. The Company may utilize the State net operating losses by carrying them forward to offset future State taxable income, if any, through 2001. Benefits realized from loss carryforwards and deductible temporary differences arising prior to the reorganization are recorded directly to additional paid-in capital. Such benefits amounted to $1,813,000 in 2000, $1,471,000 in 1999 and $703,000 in
1998.

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

                                      Reinhold Industries, Inc. and Subsidiaries

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

On April 16, 1999, the Company repaid the outstanding loan with the CIT Group Credit/Finance through a refinancing with Bank of America National Trust and Savings Association ("B of A") and cancelled the revolver. The new credit facility with B of A is a term loan in the amount of $1,861,478 payable in 48 equal monthly principal installments of $38,780 plus interest at a rate which approximates LIBOR plus 1.75% (8.45% in total at December 31, 2000) and is secured by fixed assets.

On March 9, 2000, the Company borrowed $11,000,000 from B of A to fund a portion of the purchase consideration due to Samuel Bingham Company. The principal portion of the loan is payable in twenty successive quarterly installments beginning June 30, 2000. Interest is payable quarterly at a rate which approximates LIBOR plus 1.75% (8.37% in total at December 31, 2000) and is secured by all financial assets of the Company.

Both loan agreements with B of A are subject to various financial covenants to which the Company must comply. The covenants require the Company to maintain certain ratios of cash flow to total outstanding debt, mininum net worth and limits on capital expenditures. The Company is in compliance with the loan covenants at December 31, 2000.

At December 31, 2000, maturities of long term debt were as follows (in thousands):

2001                                                 $  2,778
2002                                                    2,715
2003                                                    2,631
2004                                                    2,688
2005                                                      687
--------------------------------------------------------------------------------
                                                     $ 11,499

5 STOCKHOLDERS' EQUITY

On September 8, 2000, the stockholders' of the Company approved a reduction in the number of authorized shares of common stock from 45,000,000 shares to 4,750,000 shares and a reduction in the number of authorized shares of preferred stock from 5,000,000 shares to 250,000 shares. The changes were filed with the State of Delaware and became effective on November 1, 2000.

On May 10, 2000, the Board of Directors approved the distribution of a 10% stock dividend payable to stockholders of record on July 11, 2000, where an additional 199,102 shares were issued on July 28, 2000. The earnings per share computations for all periods presented have been adjusted for the dividend.

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

Reinhold Industries, Inc. and Subsidiaries

On June 3, 1999, the Board of Directors approved and adopted the Reinhold Industries, Inc. Stock Option Agreement by and between the Company and Michael
T. Furry, granting Mr. Furry the option, effective June 3, 1999, to acquire up to 90,000 shares of Class A common stock of the Company at fair market value at that date ($8.25 per share). Terms of the Agreement are equivalent to those in the Reinhold Stock Incentive Plan.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and the related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options approximates the fair value of the underlying stock on the date of grant, no compensation expense is recognized. Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted-average assumptions:

                                            2000                            1999
--------------------------------------------------------------------------------
Risk free interest rate                     6.2%                            6.5%
--------------------------------------------------------------------------------
Dividend yield                                -                               -
--------------------------------------------------------------------------------
Volitility factor                            81%                             70%
--------------------------------------------------------------------------------
Weighted average life (years)               4.1                              4.1

Using the Black-Scholes Option Pricing Model, the estimated weighted-average grant date fair value of options granted in 2000 was $6.22. The pro forma net income assuming the amortization of the estimated fair values over the option vesting period and diluted earnings per common share, had the fair value method of accounting for stock options been used, would have been as follows (in thousands, except per share data):

                                            2000                            1999
--------------------------------------------------------------------------------
Pro forma net income                      $3,236                           3,147
Pro forma earnings per share:
Basic                                    $  1.47                         $  1.55
Diluted                                  $  1.45                         $  1.55

The Black-Scholes Option Pricing Model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different than those of traded options, and because changes in the assumptions can materially affect the fair value estimate, in management's opinion, the existing models may not necessarily provide a reliable single measure of the fair value of its employee stock options. A summary of the status of the option plans as of and for the changes during the year ended December 31, 2000 and 1999 is presented below:


                                                                                          Weighted average
                                            Number of shares           Low         High     exercise price
----------------------------------------------------------------------------------------------------------
Outstanding December 31, 1998 and 1997                     -             -            -                  -
----------------------------------------------------------------------------------------------------------
Granted in 1999                                      169,000         $7.50       $10.23              $7.59
Forfeited during 1999                                  6,000         $7.50       $ 7.50              $7.50
----------------------------------------------------------------------------------------------------------
Outstanding December 31, 1999                        163,000         $7.50       $10.23              $7.59
10% stock dividend                                    16,100             -            -                  -
Granted in 2000                                       10,000         $9.75       $ 9.75              $9.75
Forfeited during 2000                                  3,100         $7.50       $ 7.50              $7.50
----------------------------------------------------------------------------------------------------------
Outstanding December 31, 2000                        186,000         $8.25       $11.25              $8.35

At December 31, 2000, the weighted average remaining contractual life of options outstanding is 8.4 years. No options were exercisable at December 31, 2000, 1999 and 1998.

                                      Reinhold Industries, Inc. and Subsidiaries

7 PENSION PLANS

The Company currently has three pension plans covering substantially all employees. The benefits paid under the pension plans generally are based on an employee's years of service and compensation during the last years of employment (as defined). Annual contributions made to the pension plans are determined in compliance with the minimum funding requirements of ERISA, using a different actuarial cost method and different actuarial assumptions than are used for determining pension expense for financial reporting purposes. Plan assets consist principally of publicly traded equity and debt securities

Net pension cost included the following (in thousands):

                                                                          Years ended December 31,
                                                                  2000               1999            1998
----------------------------------------------------------------------------------------------------------

Service cost                                                    $  167                142             113
Interest cost on benefits earned in prior years                    966                800             839
Expected return on assets                                         (900)              (921)           (972)
Amortization of net obligation at transition                        (3)                25              20
Amortization of net loss                                          (297)               129               6
----------------------------------------------------------------------------------------------------------
Net pension cost (benefit)                                      $  (67)               175               6


The following table sets forth a reconciliation of the pension plan's benefit obligation at December 31, 2000 and 1999 (in thousands):

                                                                  2000               1999
----------------------------------------------------------------------------------------------------------

Projected benefit obligation at beginning of year              $11,887             12,699
Projected benefit obligation at beginning of period -
  Samuel Bingham                                                 1,966                -
Service cost                                                       167                142
Interest cost                                                      966                800
Actuarial loss/(gain)                                              418               (649)
Benefits paid                                                   (1,261)            (1,105)
----------------------------------------------------------------------------------------------------------
Projected benefit obligation at end of year                    $14,143             11,887


The following table sets forth a reconciliation of the pension plan's assets at December 31, 2000 and 1999 (in thousands):


                                                                  2000              1999
----------------------------------------------------------------------------------------------------------

Fair value of plan assets at beginning of year                 $11,814            10,755
Fair value of plan assets at beginning of period -
  Samuel Bingham                                                 2,389                 -
Actual return on assets                                            351             1,685
Employer contributions                                             257               479
Benefits paid                                                   (1,261)           (1,105)
----------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                       $13,550            11,814

Reinhold Industries, Inc. and Subsidiaries

The following table sets forth a reconciliation of the pension plan's funded status at December 31, 2000 and 1999 (in thousands):

                                                   2000                    1999
--------------------------------------------------------------------------------
Projected benefit obligation at end of year     $14,143                  11,887
Fair value of plan assets at end of year         13,550                  11,814
--------------------------------------------------------------------------------
Funded status                                      (593)                    (73)
Unrecognized prior service cost                     148                      (4)
Unrecognized net obligation at transition           (36)                     20
Unrecognized net loss                             1,909                   1,020
--------------------------------------------------------------------------------
Prepaid pension cost at end of year            $  1,428                     963


Intangible asset at December 31,                   $156                       -
Additional minimum liability at December 31,       (258)                      -
--------------------------------------------------------------------------------
Additional pension liability in excess of
prior service cost at December 31,             $   (102)                      -


Assumptions used in accounting for the pension plan were:

                                       December 31, 2000       December 31, 1999
--------------------------------------------------------------------------------
Discount rate                                       7.00%                  7.25%
Rate of increase in compensation levels             5.0                    5.0
Expected long-term rate of return on assets         9.0                    9.0


The unrecognized prior service cost and the unrecognized net loss are being amortized on a straight-line basis over the average future service of employees expected to receive benefits under the plans. The unrecognized net obligation at transition is being amortized on a straight-line basis over 15 years.

8 OPERATING SEGMENTS

The Company reports segment data pursuant to SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information. Reinhold is a manufacturer of advanced custom composite components, sheet molding compounds and rubber rollers for a variety of applications in the United States and Europe. The Company generates revenues from five operating segments: Aerospace, CompositAir, Commercial, NP Aerospace and Samuel Bingham. Management has determined these to be Reinhold's operating segments based upon the nature of their products.
Aerospace produces a variety of products for the U.S. military and space programs. CompositAir produces components for the commercial aircraft seating industry. The Commercial segment produces lighting housings and pool filter tanks. NP Aerospace produces products for law enforcement, lighting, military, automotive and commercial aircraft. Samuel Bingham manufactures rubber rollers for graphic arts and industrial applications.

                                      Reinhold Industries, Inc. and Subsidiaries

The information in the following tables is derived directly from the segment's internal financial reporting for corporate management purposes (in thousands).

                                                     Years ended December 31,
                                                   2000        1999        1998
--------------------------------------------------------------------------------
Net sales
      Aerospace                                $  8,417       5,863       6,165
      CompositAir                                 9,462      15,955      11,214
      Commercial                                  3,093       2,433       1,978
      NP Aerospace                                9,999      14,889       6,639
      Samuel Bingham                             18,316           -           -
--------------------------------------------------------------------------------
Total sales                                    $ 49,287      39,140      25,996
--------------------------------------------------------------------------------

Income before income taxes
      Aerospace                                $  2,625       1,241       1,587
      CompositAir                                 1,196       2,088          94
      Commercial                                    419         287          72
      NP Aerospace                                1,247       2,536         747
      Samuel Bingham                                 13           -           -
      Unallocated corporate (expenses) income       297        (348)       (321)
--------------------------------------------------------------------------------
Total income before income taxes               $  5,797       5,804       2,179
--------------------------------------------------------------------------------

Depreciation and amortization
      Aerospace                                $    349         356         369
      CompositAir                                   275         272         220
      Commercial                                    150         155         150
      NP Aerospace                                  160         163          64
      Samuel Bingham                                519           -           -
      Unallocated corporate                          48          82          96
--------------------------------------------------------------------------------
Total depreciation and amortization            $  1,501       1,028         899
--------------------------------------------------------------------------------

Capital expenditures
      Aerospace                                $    688         117          63
      CompositAir                                     -         540         458
      Commercial                                     16          52         132
      NP Aerospace                                  222         215         303
      Samuel Bingham                                429           -           -
--------------------------------------------------------------------------------
Total capital expenditures                     $  1,355         924         956
--------------------------------------------------------------------------------

Total assets
      Aerospace                                $  4,963       4,735
      CompositAir                                 2,613       3,469
      Commercial                                  1,091       1,024
      NP Aerospace                                9,612       9,455
      Samuel Bingham                             18,077           -
      Unallocated corporate                       4,353       6,551
--------------------------------------------------------------------------------
Total assets                                   $ 40,709      25,234
--------------------------------------------------------------------------------

Reinhold Industries, Inc. and Subsidiaries

The table below presents information related to geographic areas in which Reinhold operated (in thousands):

                      December 31, 2000    December 31, 1999   December 31, 1998
--------------------------------------------------------------------------------
Net sales
      United States            $ 36,068               18,662              14,920
      United Kingdom              9,098               14,188               8,579
      Botswana                       93                1,942                   -
      Germany                       865                1,916               1,797
      Canada                      1,073                    -                   -
      All other                   2,090                2,432                 700
--------------------------------------------------------------------------------
      Net sales                $ 49,287               39,140              25,996


9 COMMITMENTS AND CONTINGENCIES

LEASES The Company leases certain facilities and equipment under operating leases expiring through 2014. Total rental expense on all operating leases approximated $803,000, $514,000 and $509,000 for 2000, 1999 and 1998,
respectively.

Minimum future rental commitments under noncancelable operating leases at December 31, 2000 are as follows (in thousands):

2001                                                $    911
2002                                                     961
2003                                                     921
2004                                                     798
2005                                                     798
Thereafter                                             8,493
--------------------------------------------------------------------------------
                                                    $ 12,882

LEGAL PROCEEDINGS The Company has been informed that it may be a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA"), with respect to certain environmental liabilities arising at the Valley Forge National
Historical Park Site ("Valley Forge Site") located in Montgomery County, Pennsylvania and at a site formerly known as the Casmalia Resources Hazardous Waste Management Facility, located in Santa Barbara County, California ("Casmalia Site"). CERCLA imposes liability for the costs of responding to a release or threatened release of "hazardous substances" into the environment. CERCLA liability is imposed without regard to fault. PRPs under CERCLA include current owners and operators of the site, owners and operators at the time of disposal, as well as persons who arranged for disposal or treatment of hazardous substances sent to the site, or persons who accepted hazardous substances for transport to the site. Because PRPs' CERCLA liability to the government is joint and several, a PRP may be required to pay more than its proportional share of such costs. Liability among PRPs, however, is subject to equitable allocation through contribution actions.

On June 16, 2000 the U.S. Department of Justice notified the Company that it may be a PRP with respect to the Valley Forge Site and demanded payment for past costs incurred by the United States in connection with the site, which the Department of Justice estimated at $1,753,726 incurred by the National Park Service as of May 31, 2000 and $616,878 incurred by the United States Environmental Protection Agency ("EPA") as of November 30, 1999. Payment of these past costs would not release the Company from liability for future response costs.

                                      Reinhold Industries, Inc. and Subsidiaries

Management believes that in or about 1977, the Company's predecessor, Keene Corporation ("Keene"), sold to the U.S. Department of Interior certain real property and improvements now located within the Valley Forge Site. Prior to the sale, Keene operated a manufacturing facility on the real property and may have used friable asbestos, the substance which gives rise to the claim at the Valley Forge Site. The Company is in the process of analyzing the legal foundations of the Department of Justice claim in light of the bankruptcy proceeding described below. The Company believes that two injunctions issued in 1996 in connection with Keene's bankruptcy proceeding under chapter 11 of Title 11 of the United States Code ("Bankruptcy Code") are relevant to the Justice Department's claim.

As previously reported, Keene acquired Reinhold in 1984. On December 3, 1993, Keene filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court. Keene's chapter 11 filing came as a direct result of the demands on Keene of thousands of asbestos-related lawsuits that named Keene as a party. On July 31, 1996 (the "Effective Date"), Keene consummated its Fourth Amended Plan of Reorganization, as modified, under the Bankruptcy Code (the "Plan"). On the Effective Date, Reinhold was merged into and with Keene, with Keene becoming the surviving corporation. Keene, as the surviving corporation of the merger, was renamed Reinhold Industries, Inc. On the Effective Date, pursuant to the Plan the Company issued its Class B Common Stock to the Trustees of a Creditors' Trust, which was established under the Plan to administer Keene's asbestos liabilities. The Creditors' Trust has since sold most of its Class B Common Stock.

The general bankruptcy injunction issued in the chapter 11 proceeding generally prohibits any entity from commencing or continuing any action, employment of process or act to collect, offset, affect or recover any claim, demand, interest or cause of action satisfied, released or discharged under the Plan. Such claims, demands, interests and causes of action include, whether known or unknown, all claims against Keene or the Company or their assets and all related causes of action, regardless of whether a proof of claim or interest was filed or allowed, and whether or not the holder of such claim or interest has voted on the Plan, or any causes of action based on any act or omission of any kind occurring prior to the Effective Date. In addition to this general bankruptcy injunction, the Company received the benefit of a supplemental "Permanent Channeling Injunction" as part of the Plan.

The Permanent Channeling Injunction bars "Asbestos-Related Claims" and "Demands," as defined in the Plan, against the Company and channels those Claims and Demands to the Creditors' Trust. Pursuant to the Permanent Channeling Injunction, on or after the Effective Date of the Plan, any person or entity who holds or may hold an Asbestos-Related Claim or Demand against Keene will be forever stayed, restrained, and enjoined from taking certain actions for the purpose of, directly or indirectly, collecting, recovering, or receiving payment of, on, or with respect to such Asbestos-Related Claims or Demands against the Company.

It is difficult to estimate the timing and ultimate costs to be incurred by the Company in connection with environmental liability claims in the future due to uncertainties about the status of laws and regulations, the adequacy of information available for individual sites and the extended time periods over which site remediation occurs. However, based on currently available information, if the environmental liability claims relating to the Valley Forge Site arose prior to the filing of Keene's bankruptcy case or if these claims were deemed to be Asbestos-Related Claims or Demands within the meaning of the Plan, then the Company does not believe that environmental liabilities associated with the Valley Forge Site should result in a material adverse impact on the Company's consolidated financial position or results of operations. However, if these claims are deemed to have arisen subsequent to the filing of Keene's bankruptcy case -- i.e the "release" or "threatened release," within the meaning of CERCLA, is deemed to have occurred after Keene filed its chapter 11 petition with the Bankruptcy Court or the claims are held to have arisen when the response costs were incurred -- and these claims are not deemed to be Asbestos-Related Claims or Demands as defined under the Plan, then the Company could incur liability for the claims. If a court were to determine that the Company was liable for recoverable costs associated with the Valley Forge Site under CERCLA, the resulting liability could have a material adverse impact on the Company's consolidated financial position and results of operations.

Reinhold Industries, Inc. and Subsidiaries

With respect to the Casmalia Site, on August 11, 2000, the EPA notified the Company that it is a PRP by virtue of waste materials deposited at the site. The EPA has designated the Company as a "de minimis" waste generator at this site, based on the amount of waste at the Casmalia Site attributed to the Company. The Company is in the process of evaluating its potential environmental liability exposure at the Casmalia Site, and based on currently available data, the Company believes that the Casmalia Site is not likely to have a material adverse impact on the Company's consolidated financial position or results of operations.

The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the Company's financial position, results of operations, or liquidity.

10 BUSINESS AND CREDIT CONCENTRATIONS

The Company's principal customers are prime contractors to the U.S. Government, other foreign governments and aircraft seat manufacturers.

Sales to each customer that exceed 10% of total net sales for the periods presented were as follows (in thousands):

                                                Years ended December 31,
                                         2000              1999             1998
--------------------------------------------------------------------------------
B/E Aerospace                         $ 8,282           13,405             8,687
United Kingdom Ministry of Defense          *            6,356                 *
Alliant Techsystems                         *                              3,077


* Sales to these customers were less than 10% of total net sales for the period.

B/E Aerospace accounted for approximately 11% of the Company's accounts receivable balance at December 31, 2000 and approximately 40% at December 31, 1999 before any adjustments for the allowance for doubtful accounts. No other customer exceeded 10% of the Company's gross accounts receivable balance. The
Company estimates an allowance for doubtful accounts based on the creditworthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company's estimate of its bad debts.

11 RELATED PARTY TRANSACTIONS

On June 3, 1999, Reinhold entered into a two year agreement with Hammond, Kennedy, Whitney and Company ("HKW"), a private equity firm, to provide Reinhold and its subsidiaries with advise regarding strategic direction and merger and acquisition activities, including identifying potential acquisition candidates, for a fee of $20,000 per month. Accordingly, $240,000 and $140,000 was charged to expense in 2000 and 1999, repectively. The agreement is automatically renewed thereafter for successive one year periods, unless termination notification is provided by either party within 120 days of the renewal date. Mssrs. Ralph R. Whitney, Jr., Andrew McNally, IV and Glenn Scolnik, all members of the Board of Directors of Reinhold, are principals of HKW. Additionally, the Company pays Mr. Scolnik a monthly legal retainer of $4,000.

                                      Reinhold Industries, Inc. and Subsidiaries

12 QUARTERLY SUMMARY OF INFORMATION (UNAUDITED)
Summarized unaudited financial data is as follows (in thousands, except per share data):

                                            Three Months Ended
                         March 31,      June 30,   September 30,    December 31,
--------------------------------------------------------------------------------
2000
Net sales                  $ 9,601        13,902          13,281          12,503
Gross profit               $ 2,737         4,344           3,995           3,713
Net income                 $   802           941             714           1,060
Net earnings per share:
    Basic                  $  0.36          0.43            0.32            0.49
    Diluted                $  0.36          0.42            0.32            0.48


1999
Net sales                  $ 8,688         9,574          11,659           9,219
Gross profit               $ 2,176         2,630           3,242           2,735
Net income                 $   767           952           1,219             632
Net earnings per share:
    Basic                  $  0.35          0.43            0.55            0.29
    Diluted                $  0.35          0.43            0.55            0.29

Reinhold Industries, Inc. and Subsidiaries



INDEPENDENT AUDITORS' REPORT


The Board of Directors
Reinhold Industries, Inc.

We have audited the accompanying consolidated balance sheets of Reinhold Industries, Inc. and Subsidiaries (the Company) as of December 31, 2000 and 1999 and the related consolidated statements of earnings, stockholders' equity and comprehensive income and cash flows for each of the years in the three year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Reinhold Industries, Inc. and Subsidiaries as of December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.


/s/KPMG LLP

Los Angeles, California
March 16, 2001

                                      Reinhold Industries, Inc. and Subsidiaries

Board of Directors
Ralph R. Whitney, Jr.
Chairman of The Board
Chairman
Hammond, Kennedy, Whitney & Company

Michael T. Furry
President and CEO
Reinhold Industries, Inc.

Andrew McNally, IV
Managing Director
Hammond, Kennedy, Whitney & Company

Glenn Scolnik
President
Hammond, Kennedy, Whitney & Company

Thomas A. Brand
Retired
Fiberite Corporation

Richard A. Place
Retired
Ford Motor Company

Corporate Officers
Michael T. Furry
President and CEO

Brett R. Meinsen
Vice President - Finance and
Administration, Treasurer
and Secretary

Corporate Offices
12827 East Imperial Highway
Santa Fe Springs, CA 90670
562 944-3281
562 944-7238 (fax)

Investor Relations
Contact Judy Sanson
Reinhold Industries, Inc.

Registrar
Continental Stock Transfer &
Trust Company
2 Broadway
New York, New York 10004

Annual Meeting
The Annual Stockholders'
Meeting will be held at the offices of Reinhold Industries, Inc. 12827 East Imperial Hwy Santa Fe Springs, CA on May 8, 2001 at 2:30 p.m.

Form 10-K
Stockholders may obtain a copy
of Reinhold's 10-K without charge by writing to Investor Relations Department

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

Independent Auditors
KPMG LLP
355 South Grand Avenue
Los Angeles, CA 90071

Attorneys
Petillon & Hansen
1260 Union Bank Tower
21515 Hawthorne Boulevard
Torrance, California 90503

Wapnick & Alvarado
11268 W. Washington Blvd.
Suite 200
Culver City, CA 90230

Stock Listing
Reinhold common stock
is listed on the OTC Bulletin
Board
Symbol - RNHDA

Stockholder Information
                                                 2000                   1999
Market Price                               High        Low         High      Low
--------------------------------------------------------------------------------
First Quarter ended March 31,             10.91       9.09         7.39     6.14
Second Quarter ended June 30,             10.00       9.09         8.41     6.14
Third Quarter ended September 30,         13.00       8.18        10.91     7.27
Fourth Quarter ended December 31,         10.00       6.50        11.93     8.41

The Class A Common Stock of the Company is listed on the OTC Bulletin Board under the ticker symbol RNHDA. The table above sets forth the high and low sale prices of the Company's Class A Common Stock for each of the quarterly periods for the years ended December 31, 2000 and 1999, adjusted for the effect of the 10% stock dividend on July 28, 2000.

Reinhold Industries, Inc.
12827 East Imperial Highway
Santa Fe Springs, CA 90670
562 944-3281