Form 10-K, Exhibit 13
period 2003-12-31
REINHOLD INDUSTRIES INC/DE/
filed 2004-03-31
CIK 862255

REINHOLD INDUSTRIES, INC.
2003 ANNUAL REPORT

Reinhold Industries, Inc.

SELECTED FINANCIAL DATA

                                           2003    2002    2001    2000    1999
--------------------------------------------------------------------------------
Summary of operations (in thousands)
Net sales                              $ 67,001  59,042  48,947  49,287  39,140
Gross profit                           $ 21,277  18,221  13,140  14,789  10,783
Write-down of long-lived assets        $      -       -   5,351       -       -
Operating income (loss)                $  9,088   6,978  (2,921)  5,364   5,704
Gain on sale of asset                  $      -       -       -     962       -
Interest income (expense),net          $      9    (320)   (532)   (529)    100
Net income (loss)                      $  5,724   4,152  (3,723)  3,517   3,570
--------------------------------------------------------------------------------

Year-end position (in thousands)
Cash and cash equivalents              $  6,172   3,037   4,105   7,121   9,419
Working capital                        $ 17,855  10,495  10,981  14,589  13,256
Net property and equipment             $ 12,664  11,307  10,564  11,280   5,726
Total assets                           $ 43,790  36,610  33,029  40,709  25,234
Long-term debt                         $     30     124   6,280   8,721   1,125
Long-term liabilities                  $  7,297   5,872   4,178     449     204
Stockholders' equity                   $ 29,066  19,802  15,077  22,905  18,423
--------------------------------------------------------------------------------

Per share data (Note 1)
Net income (loss):
Basic                                    $ 1.95    1.42   (1.27)   1.20    1.22
Diluted                                  $ 1.83    1.41   (1.27)   1.19    1.22
Stockholders' equity                     $ 9.92    6.77    5.16    7.84    6.30
Market price range:
High                                     $20.23    8.17    7.14    9.77    8.96
Low                                      $ 7.52    4.30    4.27    4.50    4.44
--------------------------------------------------------------------------------

Other data (Note 1)
(in thousands except stockholder & employee data)
Orders on hand                         $ 23,508  34,735  25,263  16,442  13,841
Average shares outstanding - basic        2,929   2,925   2,923   2,923   2,923
Average sharesoutstanding - diluted       3,122   2,948   2,923   2,964   2,933
Average number of common stockholders     1,414   1,465   1,516   1,629   1,711
Average number of employees                 387     382     418     439     289


Note 1: All share information presented has been adjusted for the Company's 10% stock dividends in 2003, 2002, 2001 and 2000.

Board of Directors

(Pictures)      Ralph R. Whitney, Jr
                Andrew McNally, IV
                Glenn Scolnik
                Thomas A. Brand
                Richard A. Place





(Graph)

Sales (in millions)
1999 - 2003

1999    $39.1
2000    $49.3
2001    $48.9
2002    $59.0
2003    $67.0


(Graph)
Net Income (in millions)
1999 - 2003

1999    $ 3.6
2000    $ 3.5
2001    $(3.7)
2002    $ 4.2
2003    $ 5.7

(Graph)
Total Debt (in millions)
1999 - 2003

1999    $ 1.6
2000    $11.5
2001    $ 9.7
2002    $ 3.3
2003    $ 0.1

A MESSAGE FROM THE PRESIDENT

(Picture)

Michael Furry, President, CEO and Director


(Graph)
Earnings per share (in dollars)
1999 - 2003

1999    $ 1.22
2000    $ 1.19
2001    $(1.27)
2002    $ 1.41
2003    $ 1.83



I am pleased to report that 2003was another record year for Reinhold Industries, Inc., with gross sales of $67 million, an increase of 13% over 2002, and net income of $5.7 million, an increase of 38%. Those are impressive numbers, and we are proud of them, but the numbers wane and the pride wells when they are juxtaposed, face by face, with the employees of Reinhold Industries, the people who made those numbers what they are.

     So this document is more than a record of financial success. It is an expression of the maturing professionalism and commitment of our employees. We have long asserted that they are our principal asset, so it is fitting that all of them - 358 as of December 31, 2003 - be acknowledged and honored within these pages.

     Our company is comprised of five business units: Aerospace, CompositAir, NP Aerospace, Commercial, and Bingham. All except NP Aerospace are headquartered in Santa Fe Springs. Each operates in a climate of approximate independence (but intangible interdependence) and all are accounted for financially as separate entities.

     Only the Aerospace and Commercial units were home grown. They sprang from Reinhold Engineered Plastics, founded on this site in 1951. The other three business units were joined to the Reinhold family as acquisitions. (The most recent acquisition, Edler Industries in 2001, never operated as an independent unit under Reinhold, and has been merged into and accounted for under Aerospace.)

(Pictures)

Employees, families and customers attended open house and dedication of ther new facility

(Pictures)

Gerry Gore      Ron Pegg        James Ryder





     All of the business units except Bingham were profitable in 2003. We are pleased with the company's overall performance, but we are not satisfied, and Bingham will continue to be the primary focus of our efforts at reformation in 2004.

New Facility in Santa Fe Springs

In the 2001 and 2002 reports, we referred to the vexing problems of renovating our old buildings in Santa Fe Springs and space allocation and occupancy for all business units. With that finally complete and behind us, we celebrated on Monday, November 3, with an open house and dedication of the new facility. Work was reduced to half-a-day. Employees were given time off to return home and pick up their families, and, despite a light, persistent rain, they came. So did other guests. Guides conducted tours.

     After a catered lunch, the new facility was dedicated to three exemplary employees: Gerald Gore and Ronald L. Pegg, engineers, and the late James E. Ryder, salesman. Each joined Reinhold or one of its progenitor companies more than 25 years ago and served the company for the rest of their careers.

     Gerry Gore joined the Reinhold family in 1973. Thorough and reliable, (he had perfect attendance in three years of high school), he heads our engineering group today. In 1978, he left to work for US Polymeric. Shortly after his return to Reinhold in 1987, Jack Mertz, our chief engineer at the time, presented a proposal to Hughes Aircraft. The buyer pored over it. "If I didn't know better," he said, "I would swear Gerry Gore wrote this proposal." Mertz laughed. "He did," he said. "He just came back to work for us." Gerry will retire at the end of this year but will be available for consultation from his home in Arizona, only a telephone and computer away.

     Ron Pegg started with Reinhold in 1966 and never left. He is remembered for his consuming interest in composite materials, their characteristics and applications, their potential. Awakened from a nap by his wife once, he reached out, half asleep, and felt her sweater. "It has too much resin!" he exclaimed.

     Ron retired in 1998, but he still consults on our behalf and interfaces with our major customers from his home outside Phoenix, Arizona. His son, Bob, is a valued member of the Reinhold engineering team.

     Bright, fun-loving, and super-responsible, Jim Ryder may never have met a man he didn't like. It's virtually certain he never met one who didn't like him. It is remembered that he always kept his word - every promise, every callback. "He liked closing a big deal because it meant work for the people in the plant," his son recalled. At the

(Picture)

A Message from the President




Open House, the purchasing agent for a long-time Reinhold customer said simply, "He was the best person I ever worked with." Jim dignified the man in salesman. He retired in 1998 and died in 1999.

     By their conduct these men illuminated the Quality Policy that animates our company. A plaque in their honor hangs at the entry of the new main building.

The Sarbanes-Oxley Act
Brett Meinsen, Vice President of Finance and Administration and Treasurer and Secretary of the corporation, is faced with the task of complying with The Sarbanes-Oxley Act of 2002. The Act can be construed as an expression of indignation by Congress at the revelations of impropriety by Enron, WorldCom, and kin that broke with the beginning of this century. Its purpose is to prevent the recurrence of the kinds of unethical and, perhaps, criminal manipulations in financial reporting that were exposed by their egregious conduct. The requisite internal audit of written financial procedures is on-going as we prepare for compliance in 2005.

     Of its requirements, Section 404 is the most onerous to Reinhold. It stipulates that a company's auditor must attest to the effectiveness of internal controls and procedures that constitute a company's basis for financial reporting. This means that our auditor must now conduct two separate audits and express two opinions: (1) that the financial reports of the company are fairly presented in accordance with generally accepted accounting principles, and (2) that our systems of internal controls are sufficient to preclude any subsequent revelation that might materially affect the company's financial statements. Preparation for the second opinion entails the scrutiny and documentation of every aspect of our systems and procedures for internal financial controls. The process, with its attendant costs, is the sole responsibility of Reinhold. Compliance is monitored by the Securities and Exchange Commission.

Human Resources
Judy Sanson is Reinhold's Human Resources Manager. Her job is manifold. She must attend to the needs of the employees relative to their employment. She must assure that we are in compliance with all local, state, and federal requirements, including those of EEOC (Equal Employee Opportunity Commission) and OSHA (Occupational Safety and Health Administration.) She is responsible for recruiting and staffing, assuring that we obtain the best qualified people possible. She is responsible for benefits management. She must

(Picture)
Brett Meinsen






know what benefits are offered by other companies so that she can better advise management on being competitive in the people market.

     Judy also administers our pension plans. We have a Defined Benefit Pension Plan, into which all contributions are made by the company and in which employees are fully vested after five years. We have a 401(k) plan and an OMG/MIC plan for certain regular salary-exempt employees. Under the plan, employees set individual objectives known as OMGs (Organization Management Goals), which are realized through the vehicle of the MIC (Management Incentive Compensation) program.

     Regular employees who receive neither sales commissions nor qualification for the OMG/MIC plan are eligible for the PIE (Profit Incentive Equity) program. Under PIE, employees can earn as much as five percent of their annual salaries by meeting weekly and monthly production goals. A monthly luncheon, paid for by the company, is served when the PIE goals are accomplished. The luncheon is a time for communication between employees and employer. We have an Educational Assistance Plan that will reimburse employees for expenses of textbooks and tuition.

     We have a cleanup day every Tuesday before the first work break. Everyone has a zone for which they are responsible, and everyone gets an allowance for the lunch wagon on that day. We have uniforms for production people, with laundry included at no cost to the employee. We have an employee handbook that explains benefits and company rules.

     At Reinhold, everybody feels like a member of a team.

Quality Assurance
     Mary Heninger is our Quality Assurance Manager. Under her guidance, Reinhold Industries was granted registration to ISO 9001: 2000 in October, 2003 after a six-month process of Quality System improvements.

     This registration includes all Santa Fe Springs business units and the Oxnard, California research and development location for CompositAir. We used the ISO 9001 improvement process as a vehicle for streamlining, documenting, and fool-proofing our operations, from new product development to purchasing to shipping.

     An example of our success is in receiving inspection, where we spend less time re-inspecting machined parts and more time ensuring that our suppliers have completed their work as we have expected. This has eliminated problems with final product acceptance and halved the time necessary for final documentation preparation. We have re-invigorated our internal process audit system, training new internal auditors who were drawn from all departments in the company.

(Pictures)

Judy Sanson             Mary Heninger

A Message from the President


Quality is truly everyone's responsibility.

     Internal disciplines regarding document control, engineering design reviews, procurement documentation, and on-the-job-training have all been improved this year. Everything that we do has an impact on the quality of our product and our service.

     Our formal Quality Policy states: "The management of Reinhold Industries is committed to providing the highest quality products and services at the lowest possible cost consistent with our customers' needs and expectations. Furthermore, we frequently review our results and strive for continuous improvement."

     Reinhold has long been a customer-oriented company. We have defined ourselves by adherence to this Policy, sustaining excellence and continually improving. Our Policy constitutes the foundation upon which our quality management system is built.

     Our ISO registration is, in many ways, a formal affirmation of that Policy,
and  its   implementation  has  structured  and  reinforced  our  commitment  to excellence.

     Furthermore, ISO accreditation is a requirement for doing business in some countries, and when the scope of our operations becomes more international - and we expect that it will - we will be in a stronger position to compete for that business.

Aerospace
The Aerospace Business Unit recorded sales of $22.3 million for the year, an increase of 15% over 2002 but short of the record $23 million in 1990. The increase is mainly due to orders for the Minuteman III Propulsion Replacement Program and rocket nozzles.

     Edler Industries, which was acquired in April of 2001 and renamed Thermal Insulation, operated under that name until it was absorbed into Aerospace in 2003. With $1.5 million in sales and an impressive EBIT, it contributed significantly to Aerospace's performance in 2003.

     The Edler acquisition has been beneficial in other ways, too. With it came Vern Edler, a seasoned manager strong in sales and marketing, and their equipment and work force have complemented our own, especially in machining, tape wrapping, and cure-vessel operations.

     We are enhancing our sales and marketing efforts further by training one of our senior engineers as a field sales engineer. He directed the Orion project for us and is well-known to ATK Thiokol, our major Aerospace customer. He will be relocated on the east coast, where ATK Thiokol has operating units. The move will fill a void that has existed since the retirement and subsequent demise of Jim Ryder, one of the three employees to whom our new buildings have been dedicated.

(Picture)

(Picture)
Joe Ball
General Manager
Aerospace Business Unit

A Message from the President





     A measure  of our  confidence  in the  future  for  Aerospace  is the major investment in infrastructure that we have made to support our growing large-nozzle manufacturing capabilities. Early in 2003, we experienced boiler difficulties and delays, so we purchased a new one at a cost of more than $300,000. One boiler would meet our normal needs, but so emphatic is our commitment to zero defects, on-time delivery, and customer satisfaction, that we have rebuilt the old one as well. We will alternate use of the two and be always prepared for any occurrence that might impair our production capability.

     For the same reasons, we have made a major investment in upgrading and computerizing the controls on one of our two hydroclaves and are proceeding to do the same for the other one. We will also alternate their use.

     Growing business creates growing demands for space, people, and equipment. As the success of this business unit will attest, we were well-prepared for the demands that were placed upon us in 2003 and are duly proud of the job that our people did to meet them. At the same time, we recognized the need for a systematic deepening of awareness - through all levels of our company - of the responsibilities that attend the rigorous demands that we are regularly required to meet.

     Joe Ball, manager of the Aerospace business unit, working with Quality Assurance Manager Mary Heninger and a team of employees that had coalesced into a kind of brotherhood of workmanship, addressed these demands. The team benefited from the simultaneous involvement in a process, directed by Mary, of seeking compliance with Quality Management Standard ISO 9001:2000, an accreditation that was ultimately conferred on Reinhold in October of 2003.


     Aerospace had been a reliable supplier of composite ablative hardware to the aerospace and defense industries for more than 20 years, a fact of which we are proud. Pride, however, as Proverbs reminds us, goeth before a fall, and it can metamorphose into smug satisfaction.

     What Ball's team sought was a process that could assure - where field failure had never happened - that it never would. We all know that nothing is perfect, but such a quest - the striving for perfection - usually results in excellence, a level of performance that this business unit manifestly achieved in 2003. Achievement is rarely epiphanous. More often, it is minutely incremental, but it is palpable, and because of the performance of this business unit, we have become a more professional organization. We enter 2004 stronger than we have ever been.

(Picture)

(Picture)
Roger Medwell
Managing Director
NP Aerospace Business Unit


A Message from the President




NP Aerospace
In April of 1998, Reinhold bought certain assets and liabilities of Courtaulds Aerospace in the United Kingdom and formed a new business unit - NP Aerospace. What triggered the acquisition was the potential for synergism that existed because both companies made composite commercial aircraft seatbacks. It was noted in our annual report that the skilled work force and latent leadership that came with the purchase were readily absorbed into the Reinhold culture.

     Today, five years later, it is gratifying to report again that the benefits have far exceeded what we expected.

     In 2001, sales for this business unit were $9.3 million with earnings of $.4 million; sales rose to $13.3 million with earnings of $1.6 million in 2002, and rose again to $19.3 million with earnings of $3.8 million in 2003.

     The experience of NP Aerospace during those signal years forms a striking parallel to the experience of our Aerospace unit during the same periods. Roger Medwell, managing director of NP Aerospace, reports on the factors that shaped those years.

     "Three years ago, when sales were down, we did a lot of useful work. There were long-term problems to solve. We had to re-structure the business. We reformed manufacturing. We reviewed and modified our standards to make them congruent with what was actual. We relied on our management systems. They were working. Data input was accurate. That gave us confidence. We got into a good rhythm, and when the challenge came, we were prepared. It came in the form of a $3.5 million body armor contract for the Ministry of Defence. We had performed well many times for them, so they had confidence in us. We won more than 90% of the contract, delivered on time, and earned a thank-you letter from the colonel in charge.

     "Historically, we have depended on winning contracts year after year. Now, one of our objectives is to win long-term, on-going contracts. Last year we won a development contract for the new EOD MK V Suit, which is the new bomb disposal suit that replaces the MK IV, which has been in service in the British army for 20 years. We also won a contract for the composite armor for the new British Battlefield Engineer Tank. It will entail development, testing, and manufacturing that will be on-going to the year 2010. We have also won a contract for all of the moldings that go onto the new anti-tank weapons for the British and Swedish armies. That contract, called N-LAW, will go on for years.

     "There are numerous other pending defence projects in which we expect to be involved, some of which include up-grading equipment that we built originally.

(Picture)

(Picture)
Joe Savage
General Manager
CompositAir Business Unit

A Message from the President




     "On the commercial side, we are moving from strength to strength. Our X-Ray medical tables are doing well, and for the past two years we have been named supplier of the year by the manufacturer of that product.

     "A gratifying aspect of this growth is that we have accomplished it without adding more people. Our employees have responded magnificently to the challenges that we have met. Their skill and character bode well for the future of our company."

CompositAir
This business unit makes composite aircraft seatbacks for the commercial airline industry, which is still operating in what we consider to be a short-term market trough. Air travel had begun to decline in the year 2000, well before the catastrophe of 9/11, but the events of that day accelerated the decline that resulted in 2001 becoming the second year in aviation history when there was negative growth in the industry. Experts predicted a decline of up to 18 months before recovery would begin.

     CompositAir has been in a holding pattern since then. Sales fell from $6.5 million in 2002 to $5.3 million in 2003. Pre-tax earnings fell from $.5 million to $.3 million.

     The market-trough for air travel has been deeper and more extended than predicted. Contributing factors have been the economy generally, the wars in Afghanistan and Iraq, and the SARS epidemic. Predictions now are for recovery to begin 2005-2006 and the market to return to its long term pattern of growth.

     We are not, however, just marking time. We remain in a strong position with our customers and are working on projects that could have a positive effect on our long-term goals.

     There are six major suppliers of seating products to the commercial airline industry. Historically, their seatbacks have been largely aluminum: world-wide sales are 70% aluminum and 30% composites. We account for 90% of the composite sales, or 27% world-wide.

     There has been a shift of emphasis by airplane manufacturers to larger planes, a change that creates a greater concern about overall weight. Composite seatbacks have a weight advantage over aluminum, and seating products manufacturers are feeling increased pressure to deliver a lighter product.

     We believe that we can capture an additional 30% of the total world-wide market. That is our goal. Our factory, sharply focused on composite seatbacks, has a current capacity of 200,000 units per year.

(Picture)

(Picture)

Ari Aleong
General Manager
Commercial Business Unit

A Message from the President



Commercial
The Commercial business unit achieved record sales for the year of $3.5 million, up from $2.9 million in 2002. Earnings, however, were $.1 million, down from $.2 million in 2002.

     Earlier in this report, we cited completion in late 2003 of Project B: the renovation of old buildings and reorganization of manufacturing process flows for the Aerospace, CompositAir and Commercial business units. This endeavor, by providing discrete work spaces and reducing people and material movement from operation to operation, will enhance efficiency for all three business units, but the principal beneficiary will be Commercial. That is because their products are smaller and more varied, and their manufacture was most fragmented in the old work spaces. Since Project B was not completed until late 2003, the changes it made had little effect on earnings for 2003. We expect, however, a positive effect in 2004.

     A serendipitous benefit of Project B was that it forced a reassessment of how work is done, and, in the process, exposed previously undetected wear, consequent repair and maintenance needs, and under-utilization of equipment. It also revealed a new business opportunity.

     Our capability of producing sheet molding compounds (SMC) exceeds our internal needs by ten-fold, and there is a market for these materials on the west coast. Large users now buy SMC materials from suppliers in the midwest or Canada. Many small manufacturers use open molding, chopper gun, and wet spray-up processes that are subject to expensive environmental constraints. We have identified a number of west coast users of SMC whose combined needs could have a significant impact on Commercial's operations.

     The polymer concrete business, which uses low-grade SMC material additives, is another potential source of business.

     We are continuing to assess other potential markets, to categorize all of the critical processes involved in the commercial production of SMC, and are taking all necessary steps to assure that our materials meet the needs of the marketplace. We can be very competitive in pricing these materials.

     Our objectives for this business unit in 2004 are to penetrate and expand our position in the SMC materials market and to achieve absolute control of the quality and consistency of our SMC materials for that marketplace, to improve on-the-job training programs for our employees, to improve communications on all levels of the work force, and to reduce scrap to less than one-half of 1% in each of our operations.

(Picture)

(Picture)
Carl Smith
CEO
Bingham Business Unit



A Message from the President



Bingham
The Samuel Bingham Company, founded in 1848 and one of America's oldest companies, was failing when Reinhold acquired Bingham in the year 2000 and created a wholly-owned subsidiary named Samuel Bingham Enterprises, Inc.

     Bingham makes rubber and urethane rollers for graphic arts and industrial users. Typical graphic arts processes are sheetfed and web offset lithography, flexography, and gravure printing. Industrial applications include film and paper coating, laminating, embossing, extruding and casting, and steel and other metal processing.

     Bingham produces rolls that range from one inch in diameter and six inches long, weighing only a few pounds, to 50 inches in diameter and 20 feet long, weighing more than three-and-one-half tons. Bingham also formulates and mixes most of the rubber and urethane that they use.

     For several years, the roller industry has been severely affected by a depressed economy and excess supply. As a result, we have made major changes in our business. While closing some plants and consolidating others, we have pursued new market opportunities, invested in upgrading and purchasing new equipment, installed lower cost systems and manufacturing processes, re-trained employees, and made significant improvements in quality and on-time delivery.

     Historically, Bingham has had few contracts with large graphic arts customers. Today, we have contracts with major printers and newspaper publishers and are suppliers to several world class OEMs.


     We reduced costs and increased sales by installing efficient work cells for Quix (single wide web) and QuixPress (sheetfed press-ready) products. We created a telephone sales force of four to sell QuixPress and built our inventory to accommodate most presses.

     We developed a computerized maintenance and inventory tracking system, complete with hardware and software, for a major steel mill. A Bingham employee works daily at our customer's facility, documenting processes and supporting their development efforts. We are an integral part of their plant. We expect to expand that system into other sites.

     In support of our large-roll customers, we bought a new lathe for large-roll processing in our Black Lick, PA facility. It enables us to produce rollers up to 5 feet in diameter and 20 feet in length and do convex and concave contours and grooving machining functions, a unique feature that we had to sub-contract to Canada in the past.

     Revitalizing Bingham has been a dogged process, one in which management has never wavered. We are not discouraged. We believe that we have prevailed over the worst of times and are ready for the business turnaround that lies ahead.

(Picture)

Right: Reinhold corporate headquarters circa 1990
Below: Reinhold corporate headquarters today


A Message from the President




Summary
Early in this message we reported to you that 2003 was a record year. Reasoning why casts a favorable light on our criteria and methods for acquisition - synergy, balance, and diversity.

     Reinhold, with five relatively independent business units, is structured to shield itself against extreme highs and lows.

     Example: in 1997, sales for the CompositAir business unit were ascending while sales for the Aerospace business unit seemed in an orbit of inevitable decline. Now, their fortunes are reversed - Aerospace soars while CompositAir is grounded.

     Example: NP Aerospace makes protective products: military helmets, body armor, armored vehicles, ballistic shields. They also make commercial aircraft seatbacks. One cause - the war on terrorism - has created demand for protective products, and, simultaneously, has greatly diminished air travel and consequent aircraft seatback sales.

     Example: the primary target in our acquisition of NP Aerospace in 1998 was their aircraft seatback business, the very business that now lies dormant with CompositAir, while overall sales, profits, and prospects for NP Aerospace are surging.

     Such is the capricious nature of business, particularly the forecasting of it. Still, we are bullish (but armored with reserve).

     We expect Aerospace and NP Aerospace to remain strong through this decade. We expect CompositAir to remain level in 2004 despite the short-term market trough that is expected to persist until 2005. We expect an increase in sales and profits from Commercial in 2004 because of the new market for our sheet molding compounds (SMC) and improved efficiencies in manufacturing and materials handling.

     Bingham is sharpening, sharpening. They pared labor, selling, and overhead expenses by closing two unprofitable plants and installing work cells for Quix and QuixPress rollers at plants in Searcy, AR and Palmyra, NY; invested substantially to enhance large roll capabilities; signed sales contracts with major printers, newspaper publishers and OEMs; designed, installed, and operate a program for maintenance and inventory control in a major steel mill, and are selling aggressively on all fronts. We expect a profit from Bingham in 2004 with progressive improvement in 2005 and 2006.

     We are grateful to our employees, customers, and suppliers.
     By the way. Note the chart on page 2. We have no bank debt.


/s/ Michael T. Furry

Michael T. Furry President, CEO and Director

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

     Critical Accounting Policies The Company's consolidated financialstatements and related public financial information are based on the application of generally accepted accounting principles ("GAAP"). GAAP requires the use of estimates, assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenue and expense amounts reported. These estimates can also affect supplemental information contained in the external disclosures of the Company including information regarding contingencies, risk and financial condition. The Company believes its use of estimates and underlying accounting assumptions adhere to generally accepted accounting principles and are consistently and conservatively applied. Valuations based on estimates are reviewed for reasonableness and conservatism on a consistent basis throughout the Company. Primary areas where financial information of the Company is subject to the use of estimates, assumptions and the application of judgment include revenues, receivables, inventories, acquisitions, valuation of long-lived and intangible assets, pension and post-retirement benefits, the realizability of deferred tax assets, and foreign exchange translation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions.

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

     Pensions and Post-Retirement Benefits The valuation of the Company's pension and other post-retirement plans requires the use of assumptions and estimates that are used to develop actuarial valuations of expenses and assets/liabilities. These assumptions include discount rates, investment returns, projected salary increases and benefits, and mortality rates. The actuarial assumptions used in the Company's pension reporting are reviewed annually and compared with external benchmarks to assure that they accurately account for our future pension obligations. Changes in assumptions and future investment returns could potentially have a material impact on the Company's pension expenses and related funding requirements.

     Valuation of Long-lived and Intangible Assets In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," we assess the fair value and recoverability of our long-lived assets, including goodwill annually, whenever events and circumstances indicate the carrying value of an asset may not be recoverable from
                                       19

Reinhold Industries, Inc.

estimated future cash flows expected to result from its use and eventual disposition. In doing so, we make assumptions and estimates regarding future cash flows and other factors to make our deter-mination. The fair value of our long-lived assets and goodwill is dependent upon the forecasted performance of our business and the overall economic environment. When we determine that the carrying value of our long-lived assets and goodwill may not be recoverable, we measure any impairment based upon a forecasted discounted cash flow method. If these forecasts are not met, we may have to record additional impairment charges not previously recognized.

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

     Cumulative Foreign Exchange Translation Accounting In preparing our consolidated financial statements, we are required to translate the financial statements of NP Aerospace from the currency in which it keeps its accounting records, the British Pound Sterling, into United States dollars. This process results in exchange gains and losses which are either included within the statement of operations or as a separate part of our net equity under the caption "foreign currency translation adjustment."

     Under the relevant accounting guidance, the treatment of these translation gains or losses is dependent upon management's deter-mination of the functional currency of NP Aerospace. Generally, the currency in which the subsidiary transacts a majority of its transactions, including billings, financing, payroll and other expenditures would be considered the functional currency but any dependency upon the parent and the nature of the subsidiary's operations must also be considered.

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

     Based on our assessment of the factors discussed above, we consider NP Aerospace's local currency to be the functional currency. Accordingly, we recorded foreign currency translation gains of approximately $727,000 and $465,000 that were included as part of "accumulated other comprehensive loss" within our balance sheet at December 31, 2003 and 2002, respectively.

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

     2003 Compared with 2002 Backlog at December 31, 2003 was $23.5 million, down 32% from December 31, 2002, due to a delay in the receipt of annual orders for the Minuteman III Propulsion Replacement Program. In 2003, order input decreased 19% to $55.4 million. Total net sales increased by 13% to $67.0 million from $59.0 million in 2002. Sales increased by $3.0 million (16%) for the Aerospace business unit compared to 2002 due mainly to increased shipments of missile components for the Minuteman III Propulsion Replacement Program. Sales also increased by $6.0 million (45%) for NP Aerospace due to increased shipments of body armor and military helmets. Sales for the CompositAir business unit decreased by $1.3 million (20%) due to economic problems in the commercial airline industry. Sales for the Commercial business unit

Reinhold Industries,Inc.


increased by $0.6 million (21%) due to increased shipments of in-ground lighting housings, pool filter tanks and heater covers. Sales decreased by $0.4 million (2%) at the Bingham business unit.

     Gross profit margin increased to 31.8% from 30.9% due primarily to higher sales and the resulting absorption of overhead expenses for NP Aerospace. Gross profit margin from NP Aerospace increased to 31.4% from 26.7%. Gross profit margin from Aerospace increased to 44.8% from 44.6%. Gross profit margin from CompositAir increased to 20.5% from 17.1% due to elimination of labor inefficiencies resulting from our 2002 consolidation of production facilities in Santa Fe Springs, California. Gross profit margin from Commercial decreased to 19.3% from 20.4% due to higher overhead expenses. Gross profit margin from Bingham decreased to 21.1% from 25.7% due to higher overhead costs.

     In 2003, selling, general and administrative expenses were $12.2 million (18.2% of sales) compared with $11.2 million (19.0% of sales) in 2002. The increase is due to higher pension expenses and management incentive compensation costs.

     In 2003, net interest expense decreased to zero from $0.3 million due to lower debt.

     Income before income taxes was $9.1 million or 13.6% of sales in 2003 and $6.7 million or 11.3% of sales in 2002. Income before income taxes at the Aerospace business unit increased to $7.1 million (31.9% of sales) in 2003 from $6.8 million (35.3% of sales) in 2002 due to higher sales. Income before income taxes for CompositAir decreased to $0.3 million in 2003 (5.0% of sales) from $0.5 million in 2002 (6.9% of sales) due to lower sales caused by economic problems in the commercial airline industry. Income before income taxes for the Commercial business unit decreased to $0.1 million (3.1% of sales) from $0.2 million (7.7% of sales) due to higher overhead expenses. A loss before income taxes of $1.1million (-6.6% of sales) in 2003 was realized at Bingham compared to a loss of $0.7 million (-4.4% of sales) in 2002 due to generally poor economic conditions and higher overhead costs. Income before income taxes for NP Aerospace increased to $3.8 million in 2003 (19.8% of sales) from $1.6 million in 2002 (12.1% of sales) due mainly to higher sales of body armor and military helmets.

     A tax provision of $3.4 million was recorded in 2003 compared with a provision of $2.5 million in 2002 due to higher income before income taxes. The effective tax rate in 2003 was 37.1% as compared to 37.6% in 2002. The effective tax rate in the United Kingdom was 31% in 2003 and 30% in 2002. At December 31, 2003 and 2002, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $18.9 million and $21.2 million, respectively. At December 31, 2001, the Company's net operating loss carryforwards for State income tax purposes had expired. The Company may utilize the Federal net operating losses by carrying them forward to offset future Federal taxable income, if any, through 2011. As more fully described in note 3 to notes to consolidated financial statements, benefits realized from loss carryforwards and deductible temporary differences arising prior to the reorganization have been recorded directly to additional paid-in capital. Such benefits amounted to $4.1 million in 2003 and $1.8 million in 2002.

     Net income totaled $5.7 million, or $1.83 per diluted share in 2003 compared with $4.2 million, or $1.41 per diluted share in 2002.

Liquidity and Capital Resources As of December 31, 2003, working capital was $17.9 million, up $7.4 million from December 31, 2002. Cash and cash equivalents of $6.2 million held at December 31, 2003 were $3.1 million higher than cash and cash equivalents held at December 31, 2002 due primarily due to the increased profitability of the Company.

     Net cash provided by operating activities amounted to $8.4 million in 2003 and $7.3 million in 2002. The increase over the prior period relates mainly to the increased profitability of the Company.

     Net cash used in investing activities totaled $2.6 million in 2003 and $2.4 million in 2002 consisting primarily of capital expenditures in each year.

     Net cash used in financing activities in 2003 totaled $3.1 million, consisting of the repayment of the balance owed on the LaSalle line of credit ($3.0 million) and capital lease payments ($0.1 million). Net cash used in financing activities in 2002 totaled $6.4 million, consisting of the borrowings against the LaSalle line of credit ($7.2 million) less subsequent repayments ($4.2 million) and the payoff of the Bank of America loans ($9.3) and capital leases ($0.1). The Company does not have any current significant commitments for capital expenditures at December 31, 2003.

Reinhold Industries, Inc.

     The Company believes that its current working capital of $17.9 million, the available line of credit, and anticipated working capital to be generated by future operations will be sufficient to support the Company's working capital requirements through at least December 31, 2004.

Contingent commercial commitments at December 31, 2003 are as follows:

Description        Total amount      Amount Oustanding        Expiration date
--------------------------------------------------------------------------------
Line of credit       $8,000,000                     $0             10/31/2004


The following is a summary of contractual obligations at December 31, 2003:

                                                Payments due by period
                                      ------------------------------------------
Contractual                           Less than      1 - 3      3 - 5  More than
obligation                    Total      1 year      Years      Years    5 Years
--------------------------------------------------------------------------------
Capital lease obligations     $ 132       $ 102       $ 30          -          -
--------------------------------------------------------------------------------
Operating lease obligations  10,988       1,226      1,962     $1,626     $6,174
--------------------------------------------------------------------------------
Purchase obligations          3,204       3,204          -          -          -
--------------------------------------------------------------------------------
Pension plan obligations*     1,180       1,180          -          -          -
--------------------------------------------------------------------------------
Total                       $15,504      $5,712     $1,992     $1,626     $6,174
--------------------------------------------------------------------------------

*The total pension liability as of December 31, 2003 is $6,978. Cash contributions to the plans after 2004 are indeterminable.

2002 Compared with 2001 Backlog at December 31, 2002 was $34.7 million, up 37% from December 31, 2001, due to increased orders for the Minuteman III Propulsion Replacement Program, rocket nozzles, and personal protection products. In 2002, order input increased 22% to $68.8 million. Total net sales increased by 21% to $59.0 million from $48.9 million in 2001. Sales increased by $7.7 million (67%) for the Aerospace business unit compared to 2001 due mainly to increased shipments of missile components for the Minuteman III Propulsion Replacement Program. Sales also increased by $4.0 million (43%) for NP Aerospace due to increased shipments of body armor and military helmets. Sales for the CompositAir business unit increased by $0.7 million (11%) due to higher shipments of commercial aircraft seatbacks. Sales for the Commercial business unit decreased by $0.2 million (6%) due primarily to lower sales of inground lighting housings and pool filter tanks. Sales decreased by $2.0 million (11%) at the Bingham business unit due to poor general economic conditions.

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

Reinhold Industries, Inc.

     Income (loss) before income taxes was $6.7 million or 11.3% of sales in 2002, ($3.5) million or -7.1% of sales in 2001 and $5.8 million or 11.8% of sales in 2000. Income before income taxes at the Aerospace business unit increased to $6.8 million (35.3% of sales) in 2002 from $3.1 million (27.1% of sales) in 2001 due to higher sales and the resulting absorption of overhead expenses. Income before income taxes for CompositAir increased to $0.5 million in 2002 (6.9% of sales) from $0.2 million in 2001 (3.0% of sales) due to higher sales of commercial aircraft seatbacks. Income before income taxes for the Commercial business unit decreased to $0.2 million (7.7% of sales) from $0.3 million (10.1% of sales) due to lower sales of in-ground lighting housings. A loss before income taxes of $0.7 million (-4.4% of sales) in 2002 was realized at Bingham compared to a loss of $6.6 million (-34.6% of sales) in 2001 due mainly to the $5.4 million write-down of long-lived assets offset by higher selling prices. Income before income taxes for NP Aerospace increased to $1.6 million in 2002 (12.1% of sales) from $0.4 million in 2001 (3.9% of sales) due mainly to higher sales of body armor and military helmets.

     A tax provision of $2.5 million was recorded in 2002 compared with a provision of $0.3 million in 2001 due to higher income before income taxes. The effective tax rate in 2002 was 37.6% as compared to 7.5% in 2001. The effective tax rate in the United Kingdom was 30%. At December 31, 2002 and 2001, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $21.2 million and $25.6 million, respectively. At December 31, 2001, the Company's net operating loss carryforwards for State income tax purposes had expired. The Company may utilize the Federal net operating losses by carrying them forward to offset future Federal taxable income, if any, through 2011. As more fully described in note 3 to notes to consolidated financial statements, benefits realized from loss carryforwards and deductible temporary differences arising prior to the reorganization have been recorded directly to additional paid-in capital. Such benefits amounted to $1.8 million in 2002 and zero in 2001.

     Net income totaled $4.2 million, or $1.41 per diluted share in 2002 compared with a net loss of $3.7 million, or ($1.27) per diluted share in 2001.

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

     Net cash used in financing activities in 2002 totaled $6.4 million, consisting of the borrowings against the LaSalle line of credit ($7.2 million) less subsequent repayments ($4.2 million) and the payoff of the Bank of America loans ($9.3 million) and capital leases ($0.1 million). Net cash used in financing activities in 2001 totaled $2.3 million, consisting of the repayment of the Bank of America loans.

Acquired Business On April 20, 2001, Reinhold, purchased certain assets and assumed certain liabilities of Edler Industries, Inc. ("Edler"). Edler is a manufacturer of structural and ablative composite components mainly for subcontractors of the U.S. defense industry. The operation was renamed the "Thermal Insulation" division of Reinhold. The purchase price was $2.6 million consisting of $1.6 million cash paid at closing and a $1.0 million, 8% interest bearing note paid in September 2001. Effective January 1, 2003, Reinhold consolidated the Thermal Insulation division with the Aerospace division. Accordingly, all financial data and business segment commentary in this report reflects a retroactive consolidation and restatement of the the Thermal Insulation and Aerospace divisional results under the Aerospace mantle.

Reinhold Industries, Inc.

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

     In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that a liability be recognized at fair value at the inception of certain guarantees for the obligations undertaken by the guarantor. FIN 45 also requires additional disclosures for certain guarantee contracts. The disclosure provisions of FIN 45 were effective for financial state-ments ending after December 15, 2002, while the recognition and initial measurement provisions were applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 was not material to our results of operations or financial condition.

     In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (FAS 150), "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement requires an issuer to classify a financial instrument issued in the form of shares that are mandatorily redeemable-- i.e., that embody an unconditional obligation requiring the issuer to redeem them by transferring its assets at a specified or determinable date--as a liability. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have a material impact on the Company's consolidated financial position, liquidity, or results of operations.

     In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51," which expands upon and strengthens existing accounting guidance concerning when a company should include in its financial statements the assets, liabilities and activities of another entity. Prior to the issuance of FIN 46, a company generally included another entity in its consolidated financial statements only if it

Reinhold Industries, Inc.

controlled the entity through voting interests. FIN 46 now requires a variable interest entity, as defined in FIN 46, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003, and to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, we have adopted FIN 46, and the effects of adoption were not material to our financial position, results of operations or cash flows.

     In December 2003, the FASB revised FIN 46 (FIN 46R), delaying the effective dates for certain entities created before February 1, 2003, and making other amendments to clarify application of the guidance. For potential variable interest entities other than any Special Purpose Entities (SPEs), FIN 46R is now required to be applied no later than the end of the first fiscal year or interim reporting period ending after March 15, 2004. The original guidance under FIN 46 is still applicable, however, for all SPEs created prior to February 1, 2003 at the end of the first interim or annual reporting period ending after December 15, 2003. FIN 46 may be applied prospectively with a cumulative-effect adjustment as of the date it is first applied, or by restating previously issued financial statements with a cumulative-effect adjustment as of the beginning of the first year restated. FIN 46R also requires certain disclosures of an entity's relationship with variable interest entities. We do not expect that the adoption of FIN 46R as of January 1, 2004 will have a material impact on our results of operations, financial position, or cash flows.

     In December 2003, the FASB revised Statement No. 132 (FAS 132R), "Employers' Disclosure about Pensions and Other Postretirement Benefits." FAS 132R expands employers' disclosure requirements for pension and postretirement benefits to enhance information about plan assets, obligations, benefit payments, contributions and net benefit cost. FAS 132R does not change the accounting requirements for pensions and other postretirement benefits. This statement is effective for fiscal years ending after December 15, 2003, and we have included these disclosures in note 7 to our consolidated financial statements.

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

Reinhold Industries, Inc.

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

Reinhold Industries, Inc.
Management's Discussion and Analysis (cont'd)


Consolidated Statements of Operations


(Amounts in thousands, except for                       YEARS ENDED DECEMBER 31,
  per share data)                                       2003      2002     2001
--------------------------------------------------------------------------------
Net sales                                           $ 67,001    59,042   48,947
Cost of sales                                         45,724    40,821   35,807
--------------------------------------------------------------------------------
Gross profit                                          21,277    18,221   13,140
Selling, general and administrative expenses          12,189    11,243   10,710
Write-down of long-lived assets                            -         -    5,351
--------------------------------------------------------------------------------
Operating income (loss)                                9,088     6,978   (2,921)
Interest income (expense), net                             9      (320)    (532)
--------------------------------------------------------------------------------
Income (loss) before income taxes                      9,097     6,658   (3,453)
Income taxes                                           3,373     2,506      270
--------------------------------------------------------------------------------
Net income (loss)                                    $ 5,724     4,152   (3,723)


Earnings (loss) per share:
Basic                                                 $ 1.95      1.42    (1.27)
Diluted                                               $ 1.83      1.41    (1.27)
--------------------------------------------------------------------------------
Weighted average common shares outstanding:
Basic                                                  2,929     2,925    2,923
Diluted                                                3,122     2,948    2,923

See accompanying notes to consolidated financial statements.

Reinhold Industries, Inc.


Consolidated Balance Sheets


(Amounts in thousands, except
  share data)                            December 31, 2003    December 31, 2002
--------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                        $ 6,172                3,037
  Accounts receivable (less allowance
  for doubtful accounts of $53 and $73,
  respectively)                                      8,584                9,977
  Inventories                                        7,472                5,938
  Prepaid pension                                    2,006                1,685
  Other prepaid expenses and current assets          1,018                  670
--------------------------------------------------------------------------------
 Total current assets                               25,252               21,307

Property and equipment, at cost                     22,478               19,742
  Less accumulated depreciation and
  amortization                                       9,814                8,435
--------------------------------------------------------------------------------
Net property and equipment                          12,664               11,307

Goodwill                                             3,786                3,786
Deferred taxes                                       1,915                    -
Other assets                                           173                  210
--------------------------------------------------------------------------------
                                                  $ 43,790               36,610
--------------------------------------------------------------------------------


Liabilities and stockholders' equity
Current liabilities:
  Accounts payable                                  $3,414                4,127
  Accrued expenses                                   3,881                3,536
  Current installments of long term debt               102                  149
  Borrowings under line of credit                        -                3,000
--------------------------------------------------------------------------------
 Total current liabilities                           7,397               10,812

Long-term debt, less current installments               30                  124
Long-term pension liability                          6,978                5,596
Other long-term liabilities                            319                  276
Commitments and contingencies                            -                    -

Stockholders' equity:
  Preferred stock - Authorized: 250,000 shares
    Issued and outstanding: None                         -                    -
  Common stock, $0.01 par value:
    Authorized: 4,750,000 shares
    Issued and outstanding: 2,935,201 and
    2,659,812, respectively                             29                   27
  Additional paid-in capital                        28,303               21,213
  Retained earnings                                  7,721                4,873
  Accumulated other comprehensive loss              (6,987)              (6,311)
--------------------------------------------------------------------------------
Net stockholders' equity                            29,066               19,802
--------------------------------------------------------------------------------
                                                  $ 43,790               36,610
--------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Reinhold Industries, Inc.


Consolidated Statements of Cash Flows


                                                       YEARS ENDED DECEMBER 31,
(Amounts in thousands)                                  2003      2002     2001
--------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income (loss)                                  $ 5,724     4,152   (3,723)
  Adjustments to reconcile net income (loss)
  to net cash provided by operating activities
  (net of effects of acquisition):
    Depreciation and amortization                      1,680     1,617    1,658
    Additions to paid-in capital resulting from
    tax benefits                                       4,138     1,756        -
    Write-down of long-lived assets                        -         -    5,351
    Non-cash compensation                                 54        18        -
    Gain on sale of assets                              (117)        -        -
    Changes in assets and liabilities:
      Accounts receivable, net                         1,393    (4,381)   1,639
      Inventories                                     (1,534)      337       18
      Note receivable                                      -         -    1,000
      Prepaid expenses and other current assets         (344)       20     (446)
      Accounts payable                                  (713)    1,738     (116)
      Accrued expenses                                   345     1,973   (1,891)
      Deferred tax assets                             (2,240)        -        -
      Other, net                                          58        28       33
--------------------------------------------------------------------------------
Net cash provided by operating activities              8,444     7,258    3,523

Cash flows used in investing activities:
  Acquisitions                                             -         -   (2,645)
  Capital expenditures                                (3,119)   (2,465)  (2,377)
  Proceeds from sale of assets                           516       105    1,256
--------------------------------------------------------------------------------
Net cash used in investing activities                 (2,603)   (2,360)  (3,766)

Cash flows used in financing activities:
  Repayment of long term debt                           (141)   (9,425)  (2,327)
  Borrowings against line of credit                        -     7,221        -
  Repayments on line of credit                        (3,000)   (4,221)       -
  Proceeds from exercise of stock options                 33         -        -
  Dividends paid                                          (9)       (6)      (9)
--------------------------------------------------------------------------------
Net cash used in financing activities                 (3,117)   (6,431)  (2,336)

Effect of exchange rate changes on cash                  411       465     (437)
--------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents   3,135    (1,068)  (3,016)
--------------------------------------------------------------------------------

Cash and cash equivalents at beginning of year         3,037     4,105    7,121
--------------------------------------------------------------------------------

Cash and cash equivalents at end of year             $ 6,172     3,037    4,105
--------------------------------------------------------------------------------

Supplementary disclosures of cash flow
information -
  Cash paid during the year for:
    Income taxes                                     $ 1,136       352      394
    Interest                                            $ 41       272      867
--------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Reinhold Industries, Inc.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS'
EQUITY AND COMPREHENSIVE INCOME



                                                                                   Common stock
                                                                                 $0.01 par value
                                                               Preferred      Class A
(Amounts in thousands, except share data)                         Shares      Shares        Amount
--------------------------------------------------------------------------------------------------
Balance, December 31, 2000                                             -    2,198,058          $22
--------------------------------------------------------------------------------------------------
Net loss                                                                            -            -

10% stock dividend                                                            218,664            2

Increase in additional pension liability in excess of
    unrecognized prior service cost                                                 -            -

Foreign currency translation adjustment                                             -            -
--------------------------------------------------------------------------------------------------
Comprehensive loss
--------------------------------------------------------------------------------------------------
Balance, December 31, 2001                                             -    2,416,722          $24
--------------------------------------------------------------------------------------------------
Net income                                                                          -            -

10% stock dividend                                                            240,933            3

Shares issued in conjunction with
  Director's Deferred Stock Plan                                                2,157            -

Additions to paid-in capital resulting
  from tax benefits                                                                 -            -

Increase in additional pension liability in excess of
    unrecognized prior service cost                                                 -            -

Foreign currency translation adjustment                                             -            -
--------------------------------------------------------------------------------------------------
Comprehensive income
--------------------------------------------------------------------------------------------------
Balance, December 31, 2002                                             -    2,659,812          $27
--------------------------------------------------------------------------------------------------
Net income                                                                          -            -

10% stock dividend                                                            265,418            2

Shares issued in conjunction with Directors Deferred
    Stock Plan                                                                  4,248            -

Stock options exercised                                                         5,723            -

Additions to paid-in capital resulting
    from tax benefits                                                               -            -

Increase in additional pension liability in excess of
    unrecognized prior service cost                                                 -            -

Foreign currency translation adjustment                                             -            -
--------------------------------------------------------------------------------------------------
Comprehensive income
--------------------------------------------------------------------------------------------------
Balance, December 31, 2003                                             -    2,935,201          $29



See accompanying notes to consolidated financial statements.

Reinhold Industries, Inc.




                                                                   Accumulated
                                                           other comprehensive  Total comprehensive
             Additional paid-in capital  Retained earnings                loss         income (loss)    Net stockholders' equity
------------------------------------------------------------------------------------------------------------------------------------
                                $15,931             $7,972            $(1,020)                                          $22,905
------------------------------------------------------------------------------------------------------------------------------------
                                      -             (3,723)                 -              $(3,723)                      (3,723)

                                  1,583             (1,594)                 -                    -                           (9)


                                      -                  -             (3,659)              (3,659)                      (3,659)

                                      -                  -               (437)                (437)                        (437)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           $(3,723)
------------------------------------------------------------------------------------------------------------------------------------
                                $17,514             $2,655            $(5,116)                                          $15,077
------------------------------------------------------------------------------------------------------------------------------------
                                      -              4,152                  -                4,152                        4,152

                                  1,925             (1,934)                 -                    -                           (6)


                                     18                  -                  -                    -                           18


                                  1,756                  -                  -                    -                        1,756


                                      -                  -             (1,660)              (1,660)                      (1,660)

                                      -                  -                465                  465                          465
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           $ 2,957
------------------------------------------------------------------------------------------------------------------------------------
                                $21,213             $4,873            $(6,311)                                          $19,802
------------------------------------------------------------------------------------------------------------------------------------
                                      -              5,724                  -                5,724                        5,724

                                  2,865             (2,876)                 -                    -                           (9)


                                     54                  -                  -                    -                           54

                                     33                  -                  -                    -                           33


                                  4,138                  -                  -                    -                        4,138


                                      -                  -             (1,403)              (1,403)                      (1,403)

                                      -                  -                727                  727                          727
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           $ 5,048
------------------------------------------------------------------------------------------------------------------------------------
                                $28,303             $7,721            $(6,987)                                          $29,066




Reinhold Industries, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003


1 Organization
Description of Business Reinhold Industries, Inc. (Reinhold or the Company) is a manufacturer of advanced custom composite components, sheet molding compounds and rubber rollers for a variety of applications in the United States and Europe. Reinhold derives revenues from the defense, aerospace, printing and other commercial industries.

     Chapter 11 Reorganization Reinhold was acquired by Keene Corporation (Keene) in 1984 and operated as a division of Keene until 1990, when Reinhold was incorporated in the state of Delaware as a wholly-owned subsidiary of Keene.

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

Reinhold Industries, Inc.


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

     Pensions and Post-Retirement Benefits The valuation of the Company's pension and other post-retirement plans requires the use of assumptions and estimates that are used to develop actuarial valuations of expenses and assets/liabilities. These assumptions include discount rates, investment returns, projected salary increases and benefits, and mortality rates. The actuarial assumptions used in the Company's pension reporting are reviewed annually and compared with external benchmarks to assure that they accurately account for our future pension obligations. Changes in assumptions and future investment returns could potentially have a material impact on the Company's pension expenses and related funding requirements.

     Valuation of Long-lived and Intangible Assets In accordance with SFAS No. 142 "Goodwill and Other Intangible Assets" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," we assess the fair value and recoverability of our long-lived assets, including goodwill annually, whenever events and circumstances indicate the carrying value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. In doing so, we make assumptions and estimates regarding future cash flows and other factors to make our determination. The fair value of our long-lived assets and goodwill is dependent upon the forecasted performance of our business and the overall economic environment. When we determine that the carrying value of our long-lived assets and goodwill may not be recoverable, we measure any impairment based upon a forecasted discounted cash flow method. If these forecasts are not met, we may have to record additional impairment charges not previously recognized.

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

     Under the relevant accounting guidance, the treatment of these translation gains or losses is dependent upon manage-ment's determination of the functional currency of NP Aerospace. Generally, the currency in which the subsidiary transacts a majority of its transactions, including billings, financing, payroll and other expenditures would be considered the functional currency but any dependency upon the parent and the nature of the subsidiary's operations must also be considered.

Reinhold Industries, Inc.

     If any subsidiary's functional currency is deemed to be the local currency, then any gain or loss associated with the Reinhold Industries, Inc.translation of that subsidiary's financial statements is included in cumulative translation adjustments. However, if the functional currency is deemed to be the United States dollar then any gain or loss associated with the translation of these financial statements would be included within our statement of operations.

     Based on our assessment of the factors discussed above, we consider NP Aerospace's local currency to be the functional currency. Accordingly, we recorded a foreign currency translation gains of approximately $727,000 and $465,000 that were included as part of "accumulated other comprehensive loss" within our balance sheet at December 31, 2003 and 2002, respectively.

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

Principles of Consolidation The accompanying consolidated financial statements include the accounts of Reinhold and its wholly-owned subsidiaries NP Aerospace and Bingham. All material intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents The Company considers cash in banks, commercial paper, demand notes, and similar short-term investments purchased with maturities of less than three months as cash and cash equivalents for the purpose of the statements of cash flows.

Cash and cash equivalents consist of the following (in thousands):

                                         December 31, 2003    December 31, 2002
--------------------------------------------------------------------------------
Cash in banks                                      $ 3,320                2,155
Money market funds                                   2,852                  882
--------------------------------------------------------------------------------
Total                                              $ 6,172                3,037
--------------------------------------------------------------------------------


Inventories Inventories are stated at the lower of cost or market on a first-in, first-out (FIFO) basis. Inventoried costs relating to long-term contracts and programs are stated at the actual production costs, including factory overhead, initial tooling, and other related non-recurring costs incurred to date, reduced by amounts related to revenue recognized on units delivered.The components of inventory are as follows (in thousands):

                                         December 31, 2003    December 31, 2002
--------------------------------------------------------------------------------
Raw material                                       $ 5,236                4,625
Work-in-process                                      1,843                  874
Finished goods                                         393                  439
--------------------------------------------------------------------------------
Total                                              $ 7,472                5,938


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

     Amounts billed to contractors of the U.S. Government included in accounts receivable at December 31, 2003 and 2002 were $1,733,000 and $2,218,000, respectively.

Reinhold Industries, Inc.


Property and Equipment The Company depreciates property and equipment principally on a straight-line basis based over estimated useful lives. Leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the asset.

Property and equipment, at cost, consists of the following (in thousands):


                         Useful life    December 31, 2003     December 31, 2002
--------------------------------------------------------------------------------
Land                               -                $ 500                   635
Buildings                10-40 years                1,905                 2,068
Leasehold improvements    5-15 years                4,535                 2,732
Machinery and equipment   5-25 years               13,331                11,110
Furniture and fixtures    3-10 years                1,660                 1,374
Construction in process            -                  547                 1,823
--------------------------------------------------------------------------------
                                                   22,478                19,742
Less accumulated depreciation
  and amortization                                  9,814                 8,435
--------------------------------------------------------------------------------
                                                 $ 12,664                11,307
--------------------------------------------------------------------------------


     When property is sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the statement of earnings.

     Maintenance and repairs are expensed as incurred. Improvements which significantly increase the useful life of the asset are capitalized.

Goodwill Prior to January 1, 2002, costs in excess of fair value of net assets of acquired companies (goodwill) was amortized on a straight-line basis over 10
- 40 years. The gross amount of goodwill and related accumulated amortization at both December 31, 2003 and 2002 amounted to $8,921,000 and $5,135,000, respectively.

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

     In accordance with SFAS No. 142, the Company performed the first part of the two-step goodwill impairment test as of June 30, 2003. For each of the Company's reporting units for which goodwill was recorded, the Company determined that the fair value exceeded the carrying amount. As a result, the second step of the impairment test was not required.

Reinhold Industries, Inc.

     Acquired Business On April 20, 2001, Reinhold, purchased certain assets and assumed certain liabilities of Edler Reinhold Industries, Inc.Industries, Inc. ("Edler"). Edler is a manufacturer of structural and ablative composite components mainly for subcontractors of the U.S. defense industry. The purchase price was $2.6 million consisting of $1.6 million cash paid at closing and a $1.0 million, 8% interest bearing note paid in September 2001. The acquisition has been accounted for by the purchase method and, accordingly, the results of operations have been included in the consolidated financial statements from the date of acquisition. Prior to January 1, 2002, the cost in excess of fair value of net assets was amortized on a straight-line basis over twenty years. Effective January 1, 2003, Reinhold consolidated the Thermal Insulation division with the Aerospace division. Accordingly, all financial data and business segment commentary in this report reflects a retroactive consolidation and restatement of the the Thermal Insulation and Aerospace divisional results under the Aerospace mantle.

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

Earnings per common share The Company presents basic and diluted earnings per share ("EPS"). Basic EPS includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from securities that could share in the earnings of the Company. Basic and diluted EPS reflect changes in the number of shares resulting from the Company's 10% stock dividends (see note 5).

The reconciliations of basic and diluted weighted average shares are as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                        2003      2002     2001
--------------------------------------------------------------------------------
Net income (loss)                                    $ 5,724     4,152   (3,723)
--------------------------------------------------------------------------------
Weighted average shares used in basic computation      2,929     2,925    2,923
Dilutive stock options                                   190        22        -
Shares to be issued - Directors Deferred Stock Plan        3         1        -
--------------------------------------------------------------------------------
Weighted average shares used for diluted calculation   3,122     2,948    2,923
--------------------------------------------------------------------------------


Accumulated Other Comprehensive Loss Accumulated other comprehensive loss refers to revenues, expenses, gains and losses that under accounting principles generally accepted in the United States are included in comprehensive income
(loss) but excluded from net income (loss) as those amounts are recorded directly as an adjustment to stockholders' equity, net of tax. The Company's other comprehensive loss is composed of changes in the additional pension liability in excess of unrecognized prior service cost and foreign currency translation adjustments. The accumulated balance of additional pension liability in excess of unrecognized prior service cost and foreign currency translation losses at December 31, 2003 and 2002 is $6,824,000 and $5,421,000, and $163,000
and $890,000, respectively.

Stock Option Plan The Company accounts for its stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25), and has adopted the disclosure-only alternative of SFAS No. 123 "Accounting For Stock-Based Compensation" (SFAS 123), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure."

Reinhold Industries, Inc.

The following table illustrates the effect on net income and earnings per share had compensation expense for the employee Reinhold Industries, Inc.based plans been recorded based on the fair value method under SFAS 123:


                                                         Year Ended December 31,
                                                        2003      2002     2001
--------------------------------------------------------------------------------
Net income (loss) as reported                        $ 5,724   $ 4,152  $(3,723)


Deduct, Total stock-based employee compensation
expense determined under fair value based
method for all awards, net of related tax effects       (115)     (134)    (280)
--------------------------------------------------------------------------------
Net income (loss), as adjusted                       $ 5,609   $ 4,018  $(4,003)


Earnings (loss) per share:
Basic - as reported                                   $ 1.95    $ 1.42  $ (1.27)
Basic - as adjusted                                   $ 1.91    $ 1.37  $ (1.37)

Diluted - as reported                                 $ 1.83    $ 1.41  $ (1.27)
Diluted - as adjusted                                 $ 1.80    $ 1.36  $ (1.37)


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

     Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of The Company accounts for long-lived assets and certain intangibles including goodwill at amortized cost annually. Goodwill is tested for impairment in accordance with SFAS 142 and all other long-lived assets are tested for impairment in accordance with SFAS 144. As part of an ongoing review of the valuation and amortization of long-lived assets, management assesses the carrying value of such assets, if facts and circumstances suggest that they may be impaired. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

     In 2001, the Company recorded a charge of approximately $5.4 million to write-down long-lived assets associated with the Bingham operating segment. Included in the $5.4 million charge was approximately $1.3 million write-down of fixed assets related to the seven manufacturing and administrative locations of Bingham that were closed or were in the process of being closed. The fixed assets were written down to their estimated fair value which was determined based on the proceeds received and estimated to be received from the sales of the respective facilities. The sales of these facilities were completed prior to December 31, 2003.

Reinhold Industries, Inc.

     In 2001, the Company also determined that the estimated future undiscounted operating cash flows of the remaining Bingham operations were less than the carrying amount of Bingham's remaining long-lived assets. Based on its evaluation, the Company determined Bingham's long-lived assets, with a carrying value of $10.7 million, were impaired and wrote them down by approximately $4.0 million to their estimated fair value. This write-down was charged to goodwill. Fair value was based on estimated discounted future operating cash flows of the Bingham operations.

Fair Value of Financial Instruments The carrying amounts of the following financial instruments approximate fair value because of the short maturity of those instruments: cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, other assets, accounts payable, accrued expenses and current installments of long-term debt. The long-term debt bears interest at a variable market rate, and thus has a carrying amount that approximates fair value.

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

Reclassifications Certain amounts in the prior year's consolidated financial statements have been reclassified to conform with the current year presentation.

Shipping and Handling Costs Shipping and handling costs are included in cost of sales.

Research and Development Research and development expenditures were approximately $425,000, $314,000 and $348,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Labor Subject to Collective Bargaining Agreements Approximately 43 of the employees at NP Aerospace in Coventry, England are represented by a labor union. The total percentage of employees represented by a labor union is approximately 27%. Certain Bingham employees, approximately 53, located in San Leandro, California, Searcy, Arkansas and Blacklick, Pennsylvania are also represented by a labor union. The total percentage of union contracts expiring within one year as a percentage of labor represented by a union is approximately 55%. Reinhold believes its workforce to be relatively stable and considers its employee relations to be excellent.

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

Recent Accounting Pronouncements In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets". SFAS No. 141 addresses financial accounting and reporting for business combinations and requires all business combinations to be accounted for using the purchase method. SFAS No. 141 is effective for any business combinations initiated after June 30, 2001. SFAS No. 142, effective for the Company January 1, 2002, addresses the initial

Reinhold Industries, Inc.



recognition and measurement of goodwill and other intangible assets acquired in a business combination. Goodwill and other intangible assets with indefinite lives will no longer be amortized but instead subject to impairment tests at least annually. The impairment test is comprised of two parts. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount exceeds the fair value of the reporting unit, the second step of the goodwill impairment test must be performed. The second step compares the implied fair value of the reporting unit's goodwill with the respective carrying amount in order to determine the amount of impairment loss, if any. In accordance with SFAS No. 142, the Company performed the first part of the two-step goodwill impairment test. For each of the Company's reporting units for which goodwill was recorded, the Company determined that the fair value exceeded the carrying amount at December 31, 2003. As a result, the second step of the impairment test was not required.

     Under SFAS No. 142, the Company discontinued amortization of its cost in excess of fair value of net assets acquired (goodwill) beginning January 1, 2002, which resulted in reduced expense of approximately $202,000 (net of related tax effects) in fiscal 2002.

A reconciliation of net income and earnings per share for periods prior to the adoption of FAS 142 is as follows (in thousands, except per share data):

                                                        2003      2002     2001
--------------------------------------------------------------------------------
Net income (loss) as reported                        $ 5,724     4,152 ($ 3,723)
Impact of adoption of FAS 142 (net of related
  tax effects)                                             -         -      311
--------------------------------------------------------------------------------
 Pro forma net income (loss)                         $ 5,724     4,152 ($ 3,412)


Pro forma earnings per share:
Basic                                                 $ 1.95    $ 1.42  ($ 1.17)
Diluted                                               $ 1.83    $ 1.41  ($ 1.17)

The gross amount of goodwill and related accumulated amortization at both December 31, 2003 and 2002 amounted to $8,921,000 and $5,135,000, respectively.

     In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (FAS 150), "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement requires an issuer to classify a financial instrument issued in the form of shares that are mandatorily redeemable - i.e., that embody an unconditional obligation requiring the issuer to redeem them by transferring its assets at a specified or determinable date - as a liability. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have a material impact on the Company's consolidated financial position, liquidity, or results of operations.

     In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that a liability be recognized at fair value at the inception of certain guarantees for the obligations undertaken by the guarantor. FIN 45 also requires additional disclosures for certain guarantee contracts. The disclosure provisions of FIN 45 were effective for financial statements ending after December 15, 2002, while the recognition and initial measurement provisions were applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 was not material to our results of operations or financial condition.

     In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51," which expands upon and strengthens existing accounting guidance concerning when a company should include in its financial statements the assets, liabilities and activities of another entity. Prior to the issuance

Reinhold Industries, Inc.

of FIN 46, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 now requires a variable interest entity, as defined in FIN 46, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003, and to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, we have adopted FIN 46, and the effects of adoption were not material to our financial position, results of operations or cash flows.


     In December 2003, the FASB revised FIN 46 (FIN 46R), delaying the effective dates for certain entities created before February 1, 2003, and making other amendments to clarify application of the guidance. For potential variable interest entities other than any Special Purpose Entities (SPEs), FIN 46R is now required to be applied no later than the end of the first fiscal year or interim reporting period ending after March 15, 2004. The original guidance under FIN 46 is still applicable, however, for all SPEs created prior to February 1, 2003 at the end of the first interim or annual reporting period ending after December 15, 2003. FIN 46 may be applied prospectively with a cumulative-effect adjustment as of the date it is first applied, or by restating previously issued financial statements with a cumulative-effect adjustment as of the beginning of the first year restated. FIN 46R also requires certain disclosures of an entity's relationship with variable interest entities. We do not expect that the adoption of FIN 46R as of January 1, 2004 will have a material impact on our results of operations, financial position, or cash flows.

     In December 2003, the FASB revised Statement No. 132 (FAS 132R), "Employers' Disclosure about Pensions and Other Postretirement Benefits." FAS 132R expands employers' disclosure requirements for pension and postretirement benefits to enhance information about plan assets, obligations, benefit payments, contributions and net benefit cost. FAS 132R does not change the accounting requirements for pensions and other postretirement benefits. This statement is effective for fiscal years ending after December 15, 2003, and we have included these disclosures in note 7 to our consolidated financial statements.


3 Income Taxes
The income tax provision consists of (in thousands):

                                                        YEARS ENDED DECEMBER 31,
                                                        2003      2002     2001
--------------------------------------------------------------------------------
Current:
--------------------------------------------------------------------------------
  Federal                                            $ 3,796     1,529       43
  State                                                  628       493       15
  Foreign                                              1,189       484      110
--------------------------------------------------------------------------------
Total current                                        $ 5,613     2,506      168

Deferred:
--------------------------------------------------------------------------------
  Federal                                           ($ 2,240)        -        -
  State                                                    -         -        -
  Foreign                                                  -         -      102
--------------------------------------------------------------------------------
Total deferred                                      ($ 2,240)        -      102
--------------------------------------------------------------------------------
Total income tax provision                           $ 3,373     2,506      270
--------------------------------------------------------------------------------

Reinhold Industries, Inc.



The income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to pretax income as a result of the following (in thousands):

                                                        YEARS ENDED DECEMBER 31,
                                                        2003      2002     2001
--------------------------------------------------------------------------------
Taxes at statutory Federal rate                      $ 3,093     2,264   (1,086)
State taxes, net of Federal tax benefits                 415       325       10
Rate difference on foreign income                       (114)      (65)      88
Non-deductible expenses                                   45        43       82
Change in valuation allowance                              -         -    1,183
Other                                                    (66)      (61)      (7)
--------------------------------------------------------------------------------
Total provision for income tax expense               $ 3,373     2,506      270
--------------------------------------------------------------------------------


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:


                                        December 31, 2003     December 31, 2002
--------------------------------------------------------------------------------
Deferred tax assets:
Net operating loss carryforwards                  $ 6,411                 7,194
Tax credits                                           974                 1,048
Goodwill                                              959                 1,167
Other reserves                                      1,377                   256
--------------------------------------------------------------------------------
Total gross deferred tax assets                     9,721                 9,665

Less valuation allowance                           (6,711)               (8,995)
--------------------------------------------------------------------------------
Net deferred tax assets                             3,010                   670

Deferred tax liabilities:
Pension                                              (770)                 (670)
--------------------------------------------------------------------------------
Total gross deferred tax liabilities                 (770)                 (670)
--------------------------------------------------------------------------------
Net deferred tax assets                           $ 2,240                     -
--------------------------------------------------------------------------------


In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the Company will realize a portion of these deductible temporary differences at December 31, 2003.

     At December 31, 2003, the Company had net operating loss carryforwards for federal income tax purposes of approximately $18,857,000. The Company may utilize the federal net operating losses by carrying them forward to offset future federal taxable income, if any, through 2011. Benefits realized from these net operating loss carryforwards and deductible temporary differences arising prior to the reorganization have been recorded directly to additional paid-in capital.Such benefits amounted to $4,138,000 in 2003 and $1,756,000 in 2002. The tax credit carryforward of $974,000 consists primarily of alternative minimum tax credits which carry forward indefinitely.

     The Company has not provided for U.S. taxes or foreign withholding taxes on approximately $6.7 million of undistributed earnings from non-U.S. subsidiaries because such earnings are intended to be reinvested indefinitely. If these earnings were distributed, foreign tax credits may become available under current law to reduce the resulting U.S. income tax liability.

Reinhold Industries, Inc.

United States and foreign earnings before income taxes applicable to operations are as follows:

                                                       YEARS ENDED DECEMBER 31,
                                                        2003      2002     2001
--------------------------------------------------------------------------------
United States                                        $ 5,265     5,044   (3,819)
Foreign                                                3,832     1,614      366
--------------------------------------------------------------------------------
Total                                                $ 9,097     6,658   (3,453)
--------------------------------------------------------------------------------


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

4 Long Term Debt
On March 20, 2002, the Company entered into a one year $10,000,000 revolving credit facility with LaSalle Bank National Association ("LaSalle"). Interest is at a rate which approximates LIBOR plus 2.50% (3.90% at December 31, 2002) and is secured by all financial assets of the Company. The credit agreement with LaSalle is subject to various financial covenants to which the Company must comply. The covenants require the Company to maintain certain ratios of profitability, cash flow, total outstanding debt, minimum net worth and limits on capital expenditures. As of December 31, 2003, the Company was in compliance with all applicable covenants.

     On March 21, 2002, the Company received $7,200,000 from LaSalle against this credit facility. The proceeds from the credit facility and additional cash on hand were used to extinguish all outstanding debt with B of A.

     On March 21, 2003, the Company amended the credit facility to extend the termination date to June 20, 2003. No changes were made to any other terms and conditions. On June 20, 2003 the Company amended the credit facility to extend the termination date to June 20, 2004. The line of credit under the facility was reduced from $10,000,000 to $8,000,000.

     On June 19, 2003 the Company paid off the remaining outstanding balance pertaining to the LaSalle credit facility. The outstanding balance with LaSalle was $0 at December 31, 2003.

     On October 31, 2003, the Company amended the credit facility to extend the termination date to October 31, 2004.

At December 31, 2003, maturities of long term debt were as follows (in thousands):

                                               Obligations under capital leases
--------------------------------------------------------------------------------
2004                                                                      $ 109
2005                                                                         30
2006                                                                          -
--------------------------------------------------------------------------------
                                                                            139
Less amount representing interest                                             7
--------------------------------------------------------------------------------
Present value of minimum lease payments                                   $ 132
--------------------------------------------------------------------------------

Reinhold Industries, Inc.


5 Stockholders' Equity
On May 8, 2001, the Board of Directors approved the distribution of a 10% stock dividend payable to stockholders of record on July 13, 2001, where an additional 218,664 shares were issued on July 31, 2001.

     On May 1, 2002, the Board of Directors approved the distribution of a 10% stock dividend payable to stockholders of record on May 31, 2002, where an additional 240,933 shares were issued on June 21, 2002.

     On April 30, 2003, the Board of Directors approved the distribution of a 10% stock dividend to shareholders of record as of May 16, 2003. As a result, an additional 265,418 shares were issued on May 29, 2003.All common stock information and earnings per share computations for all periods presented have been adjusted for the stock dividend. The number of stock options outstanding and the exercise price were also adjusted for the impact of the 10% stock dividend.

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

     On September 30, 2002, the Company adopted the Amended and Restated Reinhold Stock Incentive Plan. This amendment increases the total number of shares of stock subject to issuance under the Reinhold Stock Incentive Plan from 100,000 to 286,523 (including the impact of the stock dividends declared in 2000, 2001, 2002 and 2003). The maximum number of shares of stock with respect to which options or stock appreciation rights may be granted to any eligible employee during the term of the Reinhold Stock Incentive Plan were increased from 10,000 to 60,000. Vesting occurs ratably over the vesting period. All other terms remain unchanged. As of December 31, 2003, options granted under the Amended and Restated Reinhold Stock Incentive Plan totalled 121,000.

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

                                                        2003      2002     2001
--------------------------------------------------------------------------------
Risk free interest rate                                  6.0%      N/A      N/A
--------------------------------------------------------------------------------
Dividend yield                                             -         -        -
--------------------------------------------------------------------------------
Volitility factor                                         70%      N/A      N/A
--------------------------------------------------------------------------------
Weighted average life (years)                            4.1       N/A      N/A
--------------------------------------------------------------------------------

Reinhold Industries, Inc.

Using the Black-Scholes Option Pricing Model, the estimated weighted-average grant date fair value of options granted in 2003 was $4.80. No options were granted to employees during 2002 or 2001. See note 2 for the Company's accounting policy for its Employee Stock-Based Plans, as well as the effect on net income and earnings per share had the Employee Stock-Based Plans been recorded based on the fair value method under SFAS 123.

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

A summary of the status of the option plans as of and for the changes during the years ended December 31, 2003 and 2002 is presented below:

                                                                     Weighted
                                                                     average
                                Number of shares     Low    High  exercise price
--------------------------------------------------------------------------------
Outstanding December 31, 2001            204,600  $ 6.82  $ 9.30         $ 7.01
--------------------------------------------------------------------------------
Options issued in connection
  with 10% stock dividend                 20,460    6.20    8.45           6.38
Granted in 2002                                -       -       -              -
Forfeited during 2002                      6,655    8.45    8.45           8.45
--------------------------------------------------------------------------------
Outstanding December 31, 2002            218,405  $ 6.20  $ 8.06         $ 6.31
--------------------------------------------------------------------------------
Options issued in connection
  with 10% stock dividend                 33,207    5.63    9.64           6.32
Granted in 2003                          115,000    8.05   12.50           8.55
Forfeited during 2003                      5,500    9.64    9.64           9.64
Exercised during 2003                      5,723    5.63    6.20           5.77
--------------------------------------------------------------------------------
Outstanding December 31, 2003            355,389  $ 5.63 $ 11.36         $ 6.28
--------------------------------------------------------------------------------

At December 31, 2003, the weighted average remaining contractual life of options outstanding is 6.7 years. Options representing 271,056 shares are currently exercisable. The weighted average exercise price of the options exercisable at December 31, 2003 is $5.93.

Director's Deferred Stock Plan On September 30, 2002, the Company established the Reinhold Industries, Inc. Director's Deferred Stock Plan. The Plan allows the non-employee Directors of the Company to elect to receive stock in Reinhold Industries, Inc.lieu of cash payment for their services on the Board of Directors. If the Director elects to receive Company stock, he has the option of receiving the shares immediately or deferring receipt of those shares to a future date. The value of the services performed are charged to the statement of operations in the year incurred. As of December 31, 2003, 20,711 shares have been reserved for issuance under this Plan.

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

Net pension cost included the following (in thousands):

                                                       Years Ended December 31,
                                                        2003      2002     2001
--------------------------------------------------------------------------------
Service cost                                           $ 232       235      212
Interest cost on benefits earned in prior years          969       945      953
Expected return on assets                               (869)   (1,025)  (1,159)
Amortization of net obligation at transition               1       (18)     (18)
Amortization of net loss                                 464       278       83
--------------------------------------------------------------------------------
Net pension cost                                       $ 797       415       71
--------------------------------------------------------------------------------

The following table sets forth a reconciliation of the pension plans' benefit obligation at December 31, 2003 and 2002 (in thousands):

                                                                  2003     2002
--------------------------------------------------------------------------------
Projected benefit obligation at beginning of year             $ 14,624   14,536
Service cost                                                       232      235
Interest cost                                                      969      945
Actuarial loss                                                   2,614      116
Benefits paid                                                   (1,185)  (1,208)
--------------------------------------------------------------------------------
Projected benefit obligation at end of year                   $ 17,254   14,624
--------------------------------------------------------------------------------

The projected benefit obligation at December 31, 2003 increased by approximately $2.5 million from December 31, 2002 due primarily to a change in the weighted-average discount rate from 6.75% to 6.25% and a change in the mortality tables used to compute estimated lives of participants in the Plans.

The following table sets forth a reconciliation of the pension plans' assets at December 31, 2003 and 2002 (in thousands):

                                                                  2003     2002
--------------------------------------------------------------------------------
Fair value of plan assets at beginning of year                $ 10,173   12,232
Actual return onassets                                           1,479     (918)
Employer contributions                                           1,119       67
Benefits paid                                                   (1,185)  (1,208)
--------------------------------------------------------------------------------
Fair value of plan assets at end of year                      $ 11,586   10,173

The following table discloses the target allocation and actual percentage of the fair value of total plan assets represented by each asset category at December 31, 2003 and 2002:

                                            Target Allocation     2003     2002
Equity securities                                       60-70%      64%      53%
Debt securities                                         30-40%      34%      38%
Real estate                                                 0%       0%       0%
Other                                                       0%       2%       9%
--------------------------------------------------------------------------------
Totals                                                             100%     100%

Reinhold Industries, Inc.

The following table sets forth a reconciliation of the pension plans' funded status at December 31, 2003 and 2002 (in thousands):

                                                                  2003     2002
--------------------------------------------------------------------------------
Projected benefit obligation at end of year                   $ 17,254   14,624
Fair value of plan assets at end of year                        11,586   10,173
--------------------------------------------------------------------------------
Funded status                                                   (5,668)  (4,451)
Unrecognized prior service cost                                    153      173
Unrecognized net obligation at transition                            -        2
Unrecognized net loss                                            7,521    5,961
--------------------------------------------------------------------------------
Prepaid pension cost at end of year                            $ 2,006    1,685

Intangible asset at December 31,                                 $ 153      175
Additional minimum liability at December 31,                    (6,978)  (5,596)
--------------------------------------------------------------------------------
Additional pension liability in excess of prior
service cost at December 31,                                  $ (6,825)  (5,421)
--------------------------------------------------------------------------------

Amounts recognized as prepaid benefit costs at December 31, 2003 and 2002 amounted to $2,062 and $1,731, respectively. Amounts recognized as accrued benefit obligation at December 31, 2003 and 2002 amounted to $56 and $46, respectively.

Assumptions used in accounting for the pension plans were:

                                         December 31, 2003    December 31, 2002
--------------------------------------------------------------------------------
Weighted-average discount rate                        6.25%                6.75%
Weighted-average rate of increase in
  compensation levels                                 4.0                  5.0
Weighted-average expected long-term rate
  of return on assets                                 9.0                  9.0
--------------------------------------------------------------------------------

The weighted average expected long term rate of return on assets was established as of January 1 of each year presented and was changed on January 1, 2004 to 8.5%. The long-term rate of return was developed using a financial model which computes the historical rate of return on the various asset classes (equities, debt, others) contained in the portfolio and projects the inflation adjusted real rate of return for the future. Assumptions concerning discount rates and rates of increase in compensation levels are determined based on the current economic environment at the end of each annual reporting period. The company evaluates the funded status of each of its retirement plans using these current assumptions and determines the appropriate funding level considering applicable regulatory requirements, reporting considerations and other factors. Recent decreases in long-term interest rates have the effect of increasing plan liabilities and if expected returns on plan assets are not achieved, future funding obligations could increase substantially. Assuming no changes in current assumptions, the company expects to contribute approximately $1,180,000 for the calander year 2004.

The following table discloses the amount of benefits expected to be paid in future years (in thousands):

--------------------------------------------------------------------------------
2004                                              $ 1,291
2005                                                1,300
2006                                                1,273
2007                                                1,287
2008                                                1,264
2009-2013                                           6,172
--------------------------------------------------------------------------------
Totals                                           $ 12,587
--------------------------------------------------------------------------------

Reinhold Industries, Inc.


The pension plan's accumulated benefit obligation was $16,558,000 at December 31, 2003 and $14,085,000 at December 31, 2002. The unrecognized prior service cost and the unrecognized net loss are being amortized on a straight-line basis over the average future service of employees expected to receive benefits under the plans. The unrecognized net obligation at transition is being amortized on a straight-line basis over 15 years. The measurement dates used to determine pension benefits were December 31, 2003 and 2002.

     The company maintains a master trust which holds the assets of all three defined benefit plans. The investment of assets in defined benefit plans is based on the expected long-term capital market outlook. Asset return assumptions using historical returns and investment manager forecasts are set forth for each major asset category including domestic equities and government and corporate debt. Investment allocations are determined by the Board of Directors. Long-term allocation guidelines are set and expressed in terms of a target range allocation for each asset class to provide portfolio management flexibility. The asset allocation is diversified to maintain risk at a reasonable level without sacrificing return. Factors including the future growth in the number of plan participants and forecasted benefit obligations, inflation and the rate of salary increases are also considered in developing asset allocations and target return assumptions.

8 Operating Segments
The company reports segment data pursuant to SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information. Reinhold is a manufacturer of advanced custom composite components, sheet molding compounds and rubber rollers for a variety of applications in the United States and Europe. The company generates revenues from five operating segments: Aerospace, CompositAir, Commercial, NP Aerospace and Bingham. Management has determined these to be Reinhold's operating segments based upon the nature of their products. Aerospace produces a variety of products for the U.S. military and space programs. CompositAir produces components for the commercial aircraft seating industry. The Commercial segment produces lighting housings and pool filter tanks. NP Aerospace produces products for law enforcement, lighting, military, automotive and commercial aircraft. Bingham manufactures rubber rollers for graphic arts and industrial applications.

     As of January 1, 2003, the Thermal Insulation operating segment has been consolidated with the Aerospace operating segment. All prior periods have been adjusted to conform with the current presentation.

The information in the following table is derived directly from the segment's internal financial reporting for corporate management purposes (in thousands).

                                                       YEARS ENDED DECEMBER 31,
                                                        2003      2002     2001
--------------------------------------------------------------------------------
Net sales
--------------------------------------------------------------------------------
Aerospace                                           $ 22,255    19,250   11,515
CompositAir                                            5,250     6,538    5,877
Commercial                                             3,473     2,877    3,072
NP Aerospace                                          19,317    13,285    9,322
Bingham                                               16,706    17,092   19,161
--------------------------------------------------------------------------------
Total sales                                         $ 67,001    59,042   48,947

Income (loss) before income taxes
--------------------------------------------------------------------------------
Aerospace                                            $ 7,106     6,792    3,118
CompositAir                                              261       450      174
Commercial                                               108       221      311
NP Aerospace                                           3,832     1,614      366
Bingham                                               (1,101)     (748)  (6,622)
Unallocated corporate expenses                        (1,109)   (1,671)    (800)
--------------------------------------------------------------------------------
Total income (loss) before income taxes              $ 9,097     6,658   (3,453)

Reinhold Industries, Inc.

                                                       YEARS ENDED DECEMBER 31,
                                                        2003      2002     2001
--------------------------------------------------------------------------------
Depreciation and amortization
--------------------------------------------------------------------------------
Aerospace                                              $ 367       355      449
CompositAir                                              216       194      273
Commercial                                               129       127      138
NP Aerospace                                             324       282      172
Bingham                                                  404       525      542
Unallocated corporate                                    240       134       84
--------------------------------------------------------------------------------
Total depreciation and amortization                  $ 1,680     1,617    1,658

Capital expenditures
--------------------------------------------------------------------------------
Aerospace                                            $ 1,113     1,054    1,187
CompositAir                                              214        95      158
Commercial                                               358       437       29
NP Aerospace                                             327       382      239
Bingham                                                  869       363      764
Unallocated corporate                                    238       134        -
--------------------------------------------------------------------------------
Total capital expenditures                           $ 3,119     2,465    2,377

Total assets
--------------------------------------------------------------------------------
Aerospace                                           $ 11,077    10,436
CompositAir                                            2,635     2,749
Commercial                                             1,598     1,220
NP Aerospace                                          11,220     8,504
Bingham                                                9,763    10,187
Unallocated corporate                                  7,497     3,514
--------------------------------------------------------------------------------
Total assets                                        $ 43,790    36,610

Goodwill
--------------------------------------------------------------------------------
Aerospace                                            $ 2,360     2,360
CompositAir                                              161       161
Bingham                                                1,265     1,265
--------------------------------------------------------------------------------
Total goodwill                                       $ 3,786     3,786

Write-down of long-lived assets
--------------------------------------------------------------------------------
Bingham                                                    -         -    5,351
--------------------------------------------------------------------------------
Total write-down of long-lived assets                    $ -         -    5,351

Reinhold Industries, Inc.

The table below presents information related to geographic areas in which Reinhold's customers were located (in thousands):

                                                       YEARS ENDED DECEMBER 31,
                                                        2003      2002     2001
--------------------------------------------------------------------------------
Net sales
--------------------------------------------------------------------------------
North America                                       $ 47,294    40,479   38,319
United Kingdom                                        16,011    13,807    8,294
Greece                                                     -     2,518        -
Germany                                                1,526     1,706    1,096
Italy                                                    914         -        -
All other                                              1,256       532    1,238
--------------------------------------------------------------------------------
Net sales                                           $ 67,001    59,042   48,947
--------------------------------------------------------------------------------

The table below presents information related to geographic areas in which Reinhold operated (in thousands):

                                                   DECEMBER  DECEMBER
                                                        31        31
                                                       2003      2002
--------------------------------------------------------------------------------
Total assets
--------------------------------------------------------------------------------
North America                                      $ 32,570    28,106
United Kingdom                                       11,220     8,504
--------------------------------------------------------------------------------
Total assets                                       $ 43,790    36,610

Long-lived assets
--------------------------------------------------------------------------------
North America                                      $ 16,554    13,626
United Kingdom                                        1,984     1,677
--------------------------------------------------------------------------------
Long-lived assets                                  $ 18,538    15,303
--------------------------------------------------------------------------------


9 Commitments and Contingencies
Leases The Company leases certain facilities and equipment under operating leases expiring through 2014. Certain facility leases are subject to annual escalations of approximately 1% to 3%. Total rental expense on all operating leases approximated $1,511,000, $1,621,000 and $1,265,000 for 2003, 2002 and
2001, respectively.

Minimum future rental commitments under noncancelable operating leases and aggregate future minimum rentals under noncancelable subleases at December 31, 2003 are as follows (in thousands):

                               Operating Lease Commitments      Sublease Income
2004                                               $ 1,226                 $ 44
2005                                                 1,034                   46
2006                                                   928                   31
2007                                                   834                    -
2008                                                   792                    -
Thereafter                                           6,174                    -
--------------------------------------------------------------------------------
                                                  $ 10,988                $ 121

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

Reinhold Industries, Inc.

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

     On December 30, 2002, the United States District Court for the Southern District of New York approved and entered a Consent Decree agreed upon by the United States and the Company settling the claims asserted by the National Park Service against the Company. The United States and the Company stipulated that the EPA will not seek reimbursement of its response costs with respect to the Valley Forge Site and that the Company's claim for a declaratory judgment with respect to those costs may be dismissed with prejudice.

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

     In September 2002, in accordance with SFAS No. 5, Accounting for Contingencies, the Company recorded a reserve of $500,000 for the estimated cost to conclude this matter. These costs were included in the December 31, 2002 balance sheet as a component of "Accrued Expenses."

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

Insurance Due to a significant increase in workers compensation insurance premiums, on November 1, 2003, the Company changed its insurance for workers compensation costs from fully insured to a partially self-insured basis. The Company is now responsible for payment of all workers compensation costs to a maximum of $250,000 per individual claim and $1,250,000 in the aggregate. Claims paid by the insurance company as well as the estimated future costs to be incurred are recorded as expenses on a monthly basis. In addition, we were required to provide our insurance company with a irrevocable Letter of Credit in the amount of $600,000. The policy period extends through October 2004. At that time, claims experience will be reviewed and a determination made as to whether to continue on a partially self-insured basis. As of December 31, 2003, $600,000 of the Letter of Credit was unused.

Reinhold Industries, Inc.


10 Business and Credit Concentrations
The Company's principal customers are prime contractors to the U.S. Government, other foreign governments and aircraft seat manufacturers.

     Sales to each customer that exceed 10% of total net sales for the periods presented and the operating segment that realized the sale were as follows (in thousands):

                                                       YEARS ENDED DECEMBER 31,
                                                        2003      2002     2001
--------------------------------------------------------------------------------
Alliant Techsystems (Aerospace)                     $ 19,324    14,853    5,078
Ministry of Defence -
 United Kingdom (NP Aerospace)                      $ 10,802         *        *
B/E Aerospace (CompositAir and NP Aerospace)               *         *    6,050
--------------------------------------------------------------------------------

* Sales to these customers were less than 10% of total net sales for the period.

Alliant Techsystems accounted for approximately 16% of the Company's accounts receivable balance at December 31, 2003 and approximately 17% of the Company's accounts receivable balance at December 31, 2002 before any adjustments for the allowance for doubtful accounts. B/E Aerospace accounted for approximately 12% of the Company's accounts receivable balance at December 31, 2001 before any adjustments for the allowance for doubtful accounts. The United Kingdom's Ministry of Defence accounted for approximately 20% of the Company's accounts receivable balance at December 31, 2003 before any adjustments for the allowance for doubtful accounts. No other customer exceeded 10% of the Company's gross accounts receivable balance. The Company estimates an allowance for doubtful accounts based on the creditworthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company's estimate of its bad debts.

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

12 Quarterly Summary of Information (Unaudited)
Summarized unaudited financial data is as follows (in thousands, except per share data):

                                                THREE MONTHS ENDED
                                   March 31, June 30, September 30, December 31,
--------------------------------------------------------------------------------
2003 Net sales                     $ 16,375   17,703        15,866       17,057
     Gross profit                   $ 5,190    6,060         4,896        5,131
     Net income                     $ 1,524    1,880         1,211        1,109

     Net earnings per share:
     Basic                           $ 0.52     0.64          0.41         0.38
     Diluted                         $ 0.50     0.61          0.39         0.36

2002 Net sales                     $ 13,930   13,331        13,562       18,219
     Gross profit                   $ 4,102    4,102         4,310        5,707
     Net income                     $   824      700           660        1,968

     Net earnings per share:
     Basic                           $ 0.28     0.24          0.23         0.67
     Diluted                         $ 0.28     0.24          0.22         0.67

Reinhold Industries, Inc.


Independent Auditors' Report


The Board of Directors and Shareholders
Reinhold Industries, Inc.

We have audited the accompanying consolidated balance sheets of Reinhold Industries, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reinhold Industries, Inc. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in note 2 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets.

                                       /s/ Ernst & Young LLP



Orange County, California
March 2, 2004

Reinhold Industries, Inc.


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

Corporate Officers
Michael T. Furry
President and CEO

Brett R. Meinsen
Vice President - Finance and
Administration, Treasurer
and Secretary

Corporate Offices
12827 East Imperial Highway
Santa Fe Springs, CA 90670
562 944-3281
562 944-7238 (fax)

Investor Relations
Contact Judy Sanson
Reinhold Industries, Inc.

Registrar
Continental Stock Transfer &
Trust Company
17 Battery Place
New York, New York 10004

Annual Meeting
The Annual Stockholders'
Meeting will be held at the offices of
Reinhold Industries, Inc.
12827 East Imperial Hwy.
Santa Fe Springs, CA 90670
On May 6, 2004 at 9:30 a.m.

Form 10-K
Stockholders may obtain a copy of
Reinhold's 10-K without charge by
writing to Investor Relations Department

Transfer Agent
Continental Stock Transfer &
Trust Company
17 Battery Place
New York, New York 10004
(212) 509-4000

Independent Auditors
Ernst & Young LLP
18111 Von Karman Avenue
Suite 1000
Irvine, CA 92612

Attorneys
Petillon & Hiraide
21515 Hawthorne Boulevard, Suite 1260
Torrance, California 90503

Horgan, Rosen, Beckham & Coren, LLP
23975 Park Sorrento
Suite 200
Calabasas, CA 91302

Reinhold Industries, Inc.




Stock Listing
Reinhold common stock is listed
on the Nasdaq National Market
Symbol - RNHDA



Stockholder Information                       2003               2002
--------------------------------------------------------------------------------
Market Price                              High     Low       High     Low
--------------------------------------------------------------------------------
First Quarter ended March 31, 2003       11.14    7.52       5.87    4.30
Second Quarter ended June 30, 2003       12.01    9.59       7.39    5.12
Third Quarter ended September 30, 2003   19.10   11.25       7.27    5.50
Fourth Quarter ended December 31, 2003   20.23   17.90       8.17    5.73


The Class A Common Stock of the Company is listed on the Nasdaq National Market under the ticker symbol RNHDA. The table above sets forth the high and low sale prices of the Company's Class A Common Stock for each of the quarterly periods for the years ended December 31, 2003 and 2002, adjusted for the effect of the 10% stock dividend on May 16, 2003.

Reinhold Industries, Inc.
12827 East Imperial Hwy.
Santa Fe Springs, CA 90670
592-944-3281